

April 18, 2025

Dear Stockholder:

On behalf of the Board of Directors and officers of Everi Holdings Inc. ("we," "us," "our," "Everi," or the "Company"), we are pleased to invite you to attend our 2025 Annual Meeting of Stockholders. The meeting will be held at Everi's headquarters located at 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada 89113, on Wednesday, May 21, 2025 at 9:00 a.m. Pacific Time (the "Annual Meeting").

At the Annual Meeting, you will be asked to:

1	2	3	4
Elect three Class II director nominees named in this Proxy Statement.	Approve, on a non-binding, advisory basis, the compensation of our named executive officers.	Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.	Transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

The accompanying Proxy Statement provides a detailed description of these proposals and other information that you should read and consider before voting.

Your vote is very important to us. Regardless of whether you expect to attend the Annual Meeting in person, please submit your proxy or voting instructions over the Internet, telephone, or by mail as soon as possible so that your shares are represented at the Annual Meeting and your vote is properly recorded. If you decide to attend the Annual Meeting, you will be able to vote in person, even if you previously submitted your proxy.

If you have any questions concerning the Annual Meeting, and you are the stockholder of record of your shares, please contact our Vice President, Investor Relations, Jennifer Hills, at jennifer.hills@everi.com or (702) 676-9513. If your shares are held by a broker or other nominee, please contact your broker or other nominee for questions concerning the Annual Meeting.

Your Board brings executive, financial, and strategic leadership together with a wide range of complementary skills and backgrounds relative to the Company's industry, to assist management in continuing to drive success. The Board remains diligent and highly focused on our people, sustainable growth, and performance. On behalf of the Board of Directors and our employees, we thank you for your past and ongoing support of the Company.

Sincerely,

/s/ Randy L. Taylor

Randy L. Taylor
President and Chief Executive Officer & Director

NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	Location:
Wednesday, May 21, 2025 **9:00 a.m. Pacific Time**	**Everi Holdings Inc. Corporate Headquarters** **7250 South Tenaya Way, Suite 100** **Las Vegas, Nevada 89113**

To Our Stockholders:

You are cordially invited to attend the 2025 Annual Meeting of Stockholders (the "Annual Meeting") of Everi Holdings Inc., at which stockholders will vote on the following proposals listed below. Your vote is very important to us. Regardless of whether you expect to attend the Annual Meeting in person, please submit your proxy or voting instructions over the Internet, telephone, or by mail as soon as possible so that your shares are represented at the Annual Meeting and your vote is properly recorded. If you decide to attend the Annual Meeting, you will be able to vote in person, even if you previously submitted your proxy.

	Proposals		How to Vote
1.	Election of three Class II director nominees named in this Proxy Statement.		Visit www.proxyvote.com or the website on your voting instruction form.
2.	To approve on a non-binding, advisory basis, the compensation of our named executive officers.		Call 1-800-690-6903 or the number on your voting instruction form.
3	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.		Send your completed and signed proxy card or voting instruction form to the address on your proxy card or voting instruction form.
4.	To transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.		If you plan to attend the meeting in person, you will need to bring a government-issued picture ID and proof of ownership of Everi Holdings Inc. common stock as of the record date.

We strongly encourage you to vote in advance of the meeting over the Internet, telephone, or by mail as described above.

Record Date

Stockholders of record as of the close of business on April 4, 2025 will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 21, 2025. Our Proxy Statement is attached. Financial and other information concerning Everi Holdings Inc. is contained in our Annual Report to Stockholders for the fiscal year ended December 31, 2024 (the "2024 Annual Report"). A complete set of proxy materials relating to our Annual Meeting is available on the Internet. These materials, consisting of the Notice of 2025 Annual Meeting of Stockholders, Proxy Statement, Proxy Card, and 2024 Annual Report are available and may be viewed at www.proxyvote.com.

This Notice of Annual Meeting and the accompanying Proxy Statement are first being made available to our stockholders on April 18, 2025.

By Order of the Board of Directors,

/s/ Kate C. Lowenhar-Fisher

Kate C. Lowenhar-Fisher
Executive Vice President, Chief Legal Officer – General Counsel
and Corporate Secretary

April 18, 2025

PROXY STATEMENT TABLE OF CONTENTS



PROXY STATEMENT SUMMARY

2025 Annual Meeting of Stockholders

DATE AND TIME	LOCATION	RECORD DATE
Wednesday, May 21, 2025 **9:00 a.m. Pacific Time**	**Everi Holdings Inc.** **Corporate Headquarters** **7250 South Tenaya Way, Suite 100** **Las Vegas, NV 89113**	**APRIL 4, 2025**

How to Vote

VIA THE INTERNET	BY TELEPHONE	BY MAIL	ATTENDING THE MEETING
Visit www.proxyvote.com or the website on your voting instruction form.	Call 1-800-690-6903 or the number on your voting instruction form.	Send your completed and signed proxy card or voting instruction form to the address on your proxy card or voting instruction form.	If you plan to attend the meeting in person, you will need to bring a government-issued picture ID and proof of ownership of Everi Holdings Inc. common stock as of the record date.

Annual Meeting Proposals

Proposal	Description	Board Recommendation	Page (for more detail)
1	Election of three Class II director nominees named in this Proxy Statement.	☑ **FOR each of the Board's nominees**	[13]
2	Approval, on a non-binding advisory basis, of the compensation of our named executive officers.	☑ **FOR**	[48]
3	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.	☑ **FOR**	[85]

Stockholders will also transact any other business that properly comes before the meeting.

General

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Everi Holdings Inc. ("we," "us," "Everi," or the "Company") for use at the 2025 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournment or postponement thereof. On or about April 18, 2025, we will begin distributing to each stockholder entitled to vote at the 2025 Annual Meeting of Stockholders this Proxy Statement, the Notice of 2025 Annual Meeting of Stockholders, a proxy card or voting instruction form, and our 2024 Annual Report. Shares represented by a properly executed proxy will be voted in accordance with the instructions provided by the stockholder. This summary highlights information contained elsewhere in this Proxy Statement; however, it does not contain all the information you should consider. You should read the entire Proxy Statement before casting your vote.

Additional information, including "**FREQUENTLY ASKED QUESTIONS**" about this Proxy Statement, the Annual Meeting, and voting can be found on pages 89-93.

2024 Performance

- Total Revenues of $757.9 million, consisted of:

    - Games revenue of $378.9 million

    - FinTech revenue of $379.0 million

- Recurring revenues were $586.9 million, or 77% of Total Revenue

- Games sales of 4,250 units, average selling price of $20,840 per unit

- Gaming operations total install base of 15,945 units

    - Premium units represented 44.9% of total installed base

- Financial Access transactions of 155.7 million and total value processed of $50.7 billion

- Net Income of $15.0 million

- Fully diluted EPS of $0.17

- Capital expenditures of $156.4 million invested for future organic growth

THE PENDING PROPOSED TRANSACTION

On July 26, 2024, the Company entered into definitive agreements with International Game Technology PLC, a public limited company incorporated under the laws of England and Wales ("IGT"), Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of IGT, Voyager Parent, LLC, a Delaware limited liability company ("Buyer"), and Voyager Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Buyer, whereby we and IGT's Gaming & Digital business ("IGT Gaming") are expected to be simultaneously acquired by Buyer, a newly formed holding company owned by funds managed by affiliates of Apollo Global Management, Inc., in an all-cash transaction (the "Pending Proposed Transaction").

Following the closing of the Pending Proposed Transaction, IGT Gaming and Everi will be privately owned companies that are part of one combined enterprise and Everi's common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under the terms of the agreements, Everi stockholders will receive $14.25 per share in cash (subject to adjustment for any stock or interest split, division or subdivision of shares, stock dividend, reverse stock split, combination of shares, reclassification, recapitalization, or other similar transaction) and IGT will receive $4.1 billion of gross cash proceeds for IGT Gaming, subject to customary transaction adjustments in accordance with the definitive agreements. The acquisitions of IGT Gaming and Everi by Buyer are cross-conditioned. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals.

For more information on our 2024 results and other related financial measures, we refer you to our 2024 Annual Report.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS AND WEBSITE REFERENCES

This Proxy Statement contains "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance, but instead are based only on our current beliefs, expectations, and assumptions regarding the future of our business, plans and strategies, projections, anticipated events and trends, the economy, and other future conditions, including the Pending Proposed Transaction, as of the date on which this report is filed, and these are subject to change, including the standards for measuring progress that are still in development. Forward-looking statements often, but do not always, contain words such as "expect," "anticipate," "strive," "aim to," "designed to," "commit," "intend," "plan," "believe," "goal," "target," "future," "assume," "endeavor," "estimate," "seek," "project," "promote," "may," "can," "could," "should," or "will" and other words and terms of similar meaning. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which are based only on information currently available to us and only as of the date hereof. We undertake no obligation to update or publicly revise any forward-looking statements as a result of new information, future developments or otherwise, except required by law.

All statements other than statements of historical or current facts, including statements regarding our strategy, our operational objectives, the Pending Proposed Transaction, and our environmental sustainability and social responsibility plans and goals, made in this document are forward-looking and aspirational, and are not guarantees or promises such expectations, plans, or goals will be met. Examples of such forward-looking statements include, among others, our expectations, goals, or plans related to corporate responsibility, sustainability and environmental matters, employees, policy, business, procurement and other risks and opportunities, statements regarding our strategy, our operational objectives, and our environmental and social plans and goals, statements regarding the Pending Proposed Transaction and the anticipated benefits thereof and opportunities related thereto; and Everi's outlook, including, among other matters, its outlook for 2025 financial and operating metrics (including revenue, Adjusted EBITDA, and Free Cash Flow).

Forward-looking statements are subject to inherent risks, uncertainties, and changes in circumstances that are often difficult to predict and many of which are beyond our control, including, but not limited to, the following: macro-economic impacts on consumer discretionary spending, interest rates and interest expense; global supply chain disruption; inflationary impact on supply chain costs; inflationary impact on labor costs and retention; equity incentive activity and compensation expense; our ability to maintain revenue, earnings, and cash flow momentum or lack thereof; changes in global market, business and regulatory conditions whether as a result of a pandemic or other economic or geopolitical developments around the world, including availability of discretionary spending income of casino patrons as well as expectations for the closing or re-opening of casinos; product and technological innovations that address customer needs in a new and evolving operating environment; to enhance stockholder value in the long-term; trends in gaming establishment and patron usage of our products; benefits realized by using our products and services; benefits and/or costs associated with mergers, acquisitions, and/or strategic alliances (including the Pending Proposed Transaction); product development, including the benefits from the release of new products, new product features, product enhancements, or product extensions; regulatory approvals and changes; gaming, financial regulatory, legal, card association, and statutory compliance and changes; the implementation of new or amended card association and payment network rules or interpretations; consumer collection activities; competition (including consolidations); tax liabilities; borrowings and debt repayments; goodwill impairment charges; international expansion or lack thereof; resolution of litigation or government investigations; our share repurchase and dividend policy; new customer contracts and contract renewals or lack thereof; and financial performance and results of operations (including revenue, expenses, margins, earnings, cash flow, and capital expenditures).

Our actual results and financial condition may differ materially from those indicated in these forward-looking statements as a result of various risks, uncertainties, and changes in circumstances, including, but not limited to, the following: the risk that the closing conditions and the consummation of the Pending Proposed Transaction will not be satisfied or occur in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits, synergies and operating efficiencies of the Pending Proposed Transaction, or to successfully separate and/or integrate IGT's Gaming and Digital businesses, within the expected timeframes or at all; the ability to retain key personnel; the perception and impact of the announcement of the Pending Proposed Transaction on the market price of the capital stock of Everi and on Everi's operations, including the diversion of management's attention and resources; the occurrence of any event, change or other circumstances that could give rise to the termination of the Pending Proposed Transaction; our ability to generate profits in the future and to create incremental value for stockholders; our ability to withstand economic slowdowns, inflationary and other economic factors that pressure discretionary consumer spending; our ability to execute on mergers, acquisitions and/or strategic alliances, including our ability to integrate and operate such acquisitions or alliances consistent with our forecasts in order to achieve future growth; our ability to execute on key initiatives and deliver ongoing improvements; expectations regarding growth for the Company's installed base and daily win per unit; expectations regarding placement fee agreements; inaccuracies in underlying operating assumptions; our ability to withstand direct and indirect impacts of a pandemic outbreak or other public health crisis of uncertain duration on our business and the businesses of our customers and suppliers, including as a result of actions taken in response to governments, regulators, markets and individual consumers; changes in global market, business, and regulatory conditions arising as a result of economic, geopolitical and other developments around the world, including a global pandemic, increased conflict and political turmoil, capital market disruptions and instability of financial institutions; climate change or currently unexpected crises or natural disasters; our leverage and the related covenants that restrict our operations; our ability to comply with our debt covenants and our ability to generate sufficient cash to service all of our indebtedness, fund working capital, and capital expenditures; our ability to withstand the loss of revenue during a closure of our customers' facilities; our ability to maintain our current customers; our ability to replace revenue associated with terminated contracts or margin degradation from contract renewals: expectations regarding customers' preferences and demands for future product and service offerings; our ability to successfully introduce new products and services, including third-party licensed content; gaming establishment and patron preferences; failure to control product development costs and create successful new products; the overall growth or contraction of the gaming industry; anticipated sales performance; our ability to prevent, mitigate, or timely recover from cybersecurity breaches, attacks, and compromises or other security vulnerabilities; national and international economic and industry conditions including the prospect of a shutdown of the U.S. federal government; changes in gaming regulatory, financial regulatory, legal, card association, and statutory requirements; the impact of evolving legal and regulatory requirements, including emerging environmental, social and governance ("ESG") requirements; regulatory and licensing difficulties; competitive pressures and changes in the competitive environment; operational limitations; changes to tax laws; uncertainty of litigation outcomes; interest rate fluctuations; business prospects; unanticipated expenses or capital needs; technological obsolescence and our ability to adapt to evolving technologies, including generative artificial intelligence, employee hiring, turnover, and retention; our ability to comply with regulatory requirements under the Payment Card Industry ("PCI") Data Security Standards and maintain our certified status; and those other risks and uncertainties discussed in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1A. Risk Factors" of our 2024 Annual Report. Given these risks and uncertainties, there can be no assurance that the forward-looking information contained in this document statement will in fact transpire or prove to be accurate.

This document should be read in conjunction with our Annual Report and with the information included in our press releases, reports and other filings with the Securities and Exchange Commission. Understanding the information contained in these filings is important in order to fully understand our reported financial results and our business outlook for future periods.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Corporate Governance Highlights

Our Board has developed strong corporate governance practices to promote long-term value creation, transparency, and accountability. Highlights of our corporate governance policies include:



WHAT WE DO

- **78% Independent Directors - 7 of 9**
- **"Plurality-Plus" Voting for Directors** (mandatory resignation policy for nominees who fail to receive an affirmative majority of votes cast)
- **Limitations on Outside Public Company Board Service**
- **Lead Independent Director**
- **Separate Chair of the Board and Chief Executive Officer**
- **Entirely Independent Committees**
- **Audit Committee Financial Experts - 4 of 7**
- **Annual Board and Committee Self-Evaluations**
- **Systemic Risk Oversight by Board and Committees**
- **Environmental Sustainability and Social Responsibility Oversight by Board and Committees**
- **Cybersecurity and Information Technology Oversight by Board and Committees**
- **Regular Executive Sessions of Independent Directors**
- **Investor Outreach Program**
- **Equity Ownership Policy with required holdings for Directors and Executives**
- **Cash and Equity Compensation Clawback Policy**
- **Annual Say on Pay Advisory Vote**
- **"Double-Trigger" for Change in Control Severance Payments**
- **Ongoing Board Refreshment Planning**
- **Executive Succession Planning Process**
- **Comprehensive Code of Business Conduct, Standards and Ethics; Supplier Code of Conduct; and Corporate Governance Guidelines**
- **Compliance Hotline**



WHAT WE DON'T DO

- **Poison Pill**
- **Allow Pledging of Our Securities**
- **Allow Hedging of Our Securities**
- **Reprice Stock Options without Stockholder Approval**
- **Allow Cash Buyouts of Underwater Stock Options without Stockholder Approval**
- **Grant Excess Perquisites**
- **Allow Excise Tax Gross Ups**

Environmental Sustainability

Our industry. Our communities. Our world. We focus on the responsibility we have as a financial technology provider and gaming equipment supplier to respect our environment. To support our efforts we have a number of Company-wide programs in place to help protect the environment, including: Reducing Resource Consumption and Waste, Recycling and Parts Refurbishment, and Lowering Carbon Emissions.

Reducing Resource Consumption and Waste	Over the last four years, we have consolidated certain of our assembly and warehouse facilities to maximize operational efficiencies. We have also downsized and modified other offices to reflect the lower office and cubicle needs of our employees working remotely or on hybrid work arrangements. These efforts are beneficial to our sustainability efforts, including reduction of our energy, water, and paper consumption. We have several Company-wide programs in place designed to help protect the environment. We implemented recording and reporting protocols at our corporate headquarters, and our other administrative offices and production locations to monitor our environmental impact at those locations. With administrative offices and production facilities worldwide, we are committed to optimizing our use of electricity and water. We have implemented metrics to measure water and electric energy use domestically. We strive to reduce overall water and electric energy usage throughout these domestic facilities through technologies such as motion-activated lights conversion to LED lighting, low-flow toilets, and water filtration systems. Similarly, to reduce bottled water waste, we have installed water filtration systems and hydration stations at nearly 100% of our domestic administrative offices and production facilities to encourage our employees to utilize refillable water bottles, rather than single use plastic water bottles. In addition, we have an initiative to reduce our overall paper usage. We reprogrammed our printer settings to default to double-sided printing, resulting in an overall reduction in paper consumption. We reinvested the savings from the lower purchase volume to begin purchasing and using copier paper made from recycled paper products.
Recycling and Parts Refurbishment	We currently have recycling partners in place for industrial material used in the assembly of our products, including paper, cardboard, certain electronic components, and certain metals. We also work with our suppliers and shippers to reutilize wooden pallets and packaging materials used in shipping our products. In our Games segment, our business model includes refurbishment and redeployment of our leased gaming devices during the course of that device's lifetime, as well as repurpose individual component parts to the extent possible. In our FinTech segment, servers and network equipment, including end-of-life hardware for our automated teller machines ("ATMs") and fully integrated kiosks, are also mostly recycled. We also utilize our commercial waste management providers to recycle consumer paper, plastics, and aluminum in almost all of our facilities. We also have recycling partners in place for copy paper recycling at over 80% of our domestic administrative offices and production facilities.

Environmental Sustainability

Lowering Carbon Emissions

Everi's focus on achieving a reduced carbon footprint and preservation of our precious water supply includes using nearly 100% renewable energy to host our data at the facilities of our data center co-location vendor, Switch. In 2024, Switch retired 943 Solar Renewable Energy Credits on behalf of Everi. The Renewable Energy Credits comply with Greenpeace's principles of locality, additionality, and sustainability. This green energy supply was generated by Nevada solar farms.

The Company is committed to the leasing or purchasing of hybrid or EVs for certain of its field service personnel, and intends to continue to retire and replace existing vehicle inventory with such vehicles over a period of time. The timing of such vehicle acquisitions will be dependent upon the availability of specific vehicle types (e.g., technician vans) and the further expansion of EV charging stations within certain markets we serve. To date, such purchases have been somewhat limited due to supply chain constraints and lack of development of EV service-type vehicles.

In 2023, the Company began operating at its new assembly, warehouse, and distribution facility located in Las Vegas, Nevada. This new 183,000 square foot facility consolidates the assembly and distribution of its gaming machines previously done in Austin, Texas with our cash access kiosks, loyalty kiosks, and other FinTech products. The new Las Vegas facility is designed to cohere to environmental and sustainable stewardship practices, and has allowed us to streamline production and simplify both supply chain processes and the distribution of completed products to customers. The new facility was built to Everi's specifications to encompass environmental sustainability and create an employee-friendly working environment and meets the certification level of 3 Green Globes science-based rating system established in accordance with the Green Building Initiative, which demonstrates outstanding success in resource efficiency, reducing environmental impacts, and improving occupant wellness. The facility utilizes such elements as low-water landscaping, energy efficient windows, automated LED lighting, high-efficiency plumbing, energy-usage tracking, and a solar panel system engineered to offset nearly 80% of the power needs, all in an effort to lessen the environmental impact of the facility. Occupant wellness features include energy-efficient HVAC that will provide four-season thermal comfort to employees throughout the building, including the assembly and distribution areas, low-VOC interior products, shaded parking for all employees, an electric vehicle recharging station for employee vehicles, and waste recycling containers.

Social Responsibility

We are committed to contributing positively to our communities and to creating and sustaining a positive work environment and corporate culture that fosters employee engagement, health, safety, well-being, and equal opportunity. We progress towards this through a focus on recruitment and retention of employees with skills.

Corporate Culture	We foster an inclusive culture among our employees so that the WHY of why we work at Everi reflects our shared commitment to positively impact our employees, partners, customers and their guests, stockholders, communities, and the environment. To build this culture we have invested in programs and implemented standards to promote the community, responsible gaming efforts, ethical business conduct, comprehensive human capital management (talent attraction, retention and development, and rewards) sustainability, and giving and volunteerism. In 2021, we created an internal ESG Committee, led by our CEO and General Counsel and comprised of Company employees across various business areas and professional levels, which functions as a central task force for our ESG initiatives. We believe that these efforts will contribute to our long-term business success, empower our team members, and support our Core Company Values: Collaboration, Integrity, Inclusion, Excellence, and Fun.
Hiring	The Company earned recognition as a Military Friendly employer (in August 2024) by making a pledge with Military Friendly, an organization which supports recruitment and hiring of veterans, spouses, and their families. This designation allows Everi to post job openings on the Military Friendly marketplace and connect with the veteran community. Everi has also partnered with the Grant a Gift Autism Foundation and their WORKS Community (Working on Occupational Readiness, Knowledge, and Skills), a community-based vocational program serving teens and young adults with an autism spectrum disorder. In addition to learning pivotal vocational skills such as building a resume and interviewing, Everi hosts these individuals onsite throughout certain times in their program. With the support of a job coach, individuals gain job readiness skills and are better equipped to successfully transition into an internship and other areas of adulthood. WORKS Community includes weekly sessions at a partnered community site, weekly job coach support, an assigned caseworker, parent empowerment training, and access to other family services provided by Grant a Gift Autism's Navigation Program.
Employee Engagement, Satisfaction & Awards	Aligning with our values of Inclusion and Collaboration, we endeavor to engage with our employees on a regular basis, seeking feedback about their experience at Everi. Recognizing that over 70% of our workforce operates outside an office, we understand the critical importance of maintaining employee engagement and providing avenues for employee input, including employee surveys, regular Company-wide email communications, and periodic Town Hall meetings. For a third year, we received certification as a Great Place to Work® in India. Everi was honored as a "USA Today Top Workplace 2024" and was ranked in the Top 100 of companies with 1,000 - 2,499 employees.
Community Engagement, Giving, and Volunteerism	Community Engagement: Throughout the year, the Company engages with the communities in which we operate by donating to various support organizations. Everi was issued certificates regarding utilization of funds in India for the financial years 2023-2024 and 2024-2025, disbursed for Corporate Social Responsibility activities in India, specifically, the Company's contribution to the Prime Minister's Citizen Assistance and Relief in Emergency Situations Fund, a fund established to respond to emergency and distress situations such as posed by the COVID-19 pandemic. Charitable Contributions: In 2024, the Company made charitable contributions across many deserving organizations.

Social Responsibility

Responsible Gaming	Over the years, the Company has worked with dozens of leading responsible gaming associations across the globe to develop tools to help prevent problem gamblers from obtaining funds in a casino. The Company's initiatives and controlled solutions are designed to enable casinos to enhance their promotion of responsible gaming while helping them comply with local laws, customs, and culture in the prevention of problem gambling. Everi's Personal Self Transaction Exclusion Program ("STeP") is a way for patrons to block access to cash across the Company's national network of ATMs, financial access kiosks, and booth services. Our *CashClub Wallet*™ also includes a self-imposed velocity and transaction limits as a supplement to our existing STeP program.
Benefits	As a result of input received from Company employees through an annual benefits survey, we extended benefits effective January 1, 2025, including: • For the tenth year in a row, no increases to employee premiums (contributions) to medical, dental, and vision benefits • Extension of the mental health and wellness program with easy access to preventative care, self-care and professional services, including virtual coaching sessions
Human Capital	In addition to our Corporate Culture initiatives, Everi implemented initiatives to support career growth, training and development opportunities, and new talent acquisition. Our Board oversees initiatives and programs concerning human capital management, including corporate culture and attracting and retaining talent. For additional information on Everi's Human Capital initiatives and programs, please refer to page 31 herein, and pages 16-18 of the Company's 2024 Annual Report.

Governance

We are committed to maintaining high standards of corporate governance, which we believe promotes long-term value creation, transparency, and accountability to our stockholders. Our commitment to corporate governance is integral to our business and reflects not only regulatory requirements, New York Stock Exchange ("NYSE") listing standards, and broadly recognized governance practices, but also effective leadership and oversight by our senior management team, the Nominating and Governance Committee ("Nom Gov" or "Nom Gov Committee") of the Board, and the Board.

For information on Everi's Governance initiatives, please refer to **"Corporate Governance Highlights"** *(page 9 herein);* **"Board and Corporate Governance Matters"** *(pages 22-29 herein);* **"Corporate Governance" (***pages 34-36 herein); and* **"Compensation Governance Practices"** *(page 63 herein).*

For additional information on Everi's Responsible Business initiatives and programs, please refer to pages 26-29 herein, and page 16 of the Company's 2024 Annual Report.

PROXY STATEMENT

PROPOSAL 1
ELECTION OF THREE CLASS II DIRECTORS
(Item No. 1 on the Proxy Card)

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE NOMINEES NAMED BELOW.

Qualifications of Our Class I Director Nominees:

☑ Mr. Judge and Ms. Nutton are independent.

☑ Messrs. Judge and Rumbolz, and Ms. Nutton respectively, have 18+, 14+, and 1+ years of service on our Board.

☑ The three nominees are highly qualified, experienced, and actively engaged individuals.

Name	Age	Director Since	Principal (or Most Recent) Occupation	Current Committees
Geoffrey P. Judge	71	2006	Board Member, Private Equity Investor	• Audit Committee • Compensation Committee • Nom Gov Committee
Michael D. Rumbolz	71	2010	Executive Chair of the Board of the Company	
Debra L. Nutton	68	2023	Board Member, Executive Coach and Gaming Consultant	• Audit Committee • Compensation Committee • Nom Gov Committee

Our Certificate of Incorporation provides that the number of directors that shall constitute the Board shall be exclusively fixed by resolutions adopted by a majority of the authorized number of directors constituting the Board. The Company's bylaws state that the authorized number of directors of the Company shall be fixed in accordance with the Company's Certificate of Incorporation. Effective January 21, 2022, the Board, acting upon the recommendation of the Nom Gov Committee, increased the size of the Board to ten members. The Board is currently comprised of nine members and the Board continues to evaluate the composition of the Board and consider potential director candidates. Our Certificate of Incorporation and bylaws provide that the Board shall be divided into three classes constituting the entire Board. The members of each class of directors serve staggered three-year terms. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. As of the filing of the Proxy Statement, the Board is composed of the following nine members:

Class	Directors	Term Commencement	Term Expiration
I	Atul Bali, Paul W. Finch, Jr., and Randy L. Taylor	2024 Annual Meeting of Stockholders	2027 Annual Meeting of Stockholders
II	Geoffrey P. Judge, Michael D. Rumbolz, and Debra L. Nutton	2022 Annual Meeting of Stockholders	2025 Annual Meeting of Stockholders
III	Linster W. Fox, Maureen T. Mullarkey, and Secil Tabli Watson	2023 Annual Meeting of Stockholders	2026 Annual Meeting of Stockholders

Board Changes

On March 20, 2025, the Company entered into an Executive Chair Agreement to reappoint Michael D. Rumbolz to serve in the role of Executive Chair of the Board of the Company, effective April 1, 2025. Mr. Rumbolz's agreement with the Company shall continue on a month-to-month basis thereafter, terminable upon 30 days' notice by either party or upon Executive Chair's earlier death, incapacity, removal or resignation. Mr. Rumbolz has served as Executive Chair of the Board since April 1, 2022. As Executive Chair of the Board, Mr. Rumbolz is an employee of the Company, reporting directly to the Board, and is subject to the Company's policies on the same basis as other senior executives of the Company. The Company requires that the Executive Chair be available to perform the duties of Executive Chair customarily related to this function, including, without limitation: (a) acting as Chair of the Board and stockholder meetings; (b) acting as a liaison between the Company's senior management and the Board and its committees; (c) advising the Company's senior management on matters of Company operations; and (d) otherwise performing the duties of Chair of the Board, as well as such other customary duties as may be determined and assigned by the Board, and as may be required by the Company's governing instruments, including its certificate of incorporation, bylaws, and its corporate governance guidelines, each as amended or modified from time to time, and by applicable law, rule, or regulation, including, without limitation, the Delaware General Corporation Law and the rules and regulations of the SEC.

Information Concerning the Director Nominees

Upon the recommendation of the Nom Gov Committee of the Board, the Board has nominated Geoffrey P. Judge, Michael D. Rumbolz, and Debra L. Nutton, current Class II Directors of the Company, for election as Class II Directors of the Company. Ms. Nutton was selected from a group of candidates identified and interviewed by members of the Nom Gov Committee and then presented to, interviewed by, and ultimately selected for membership, by the full Board. If elected, each will serve a three-year term until the Company's 2028 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified or until earlier resignation or removal. Messrs. Judge and Rumbolz, and Ms. Nutton have consented, if elected as Class II Directors of the Company, to serve until their respective terms expire and until their respective successors are duly elected and qualified, or until their earlier resignation or removal, or earlier upon the consummation of the Pending Proposed Transaction. The Board believes that Messrs. Judge and Rumbolz, and Ms. Nutton will serve if elected, but if a nominee should become unavailable to serve as a director, and if the Board designates a substitute nominee, the person or persons named as proxy in the enclosed form of proxy may vote for a substitute nominee recommended by the Nom Gov Committee and approved by the Board.

Information regarding the business experience of our nominees for election as Class II Directors is provided below, as well as a description of the skills and qualifications that are desirable in light of our business and structure and led to the conclusion that each nominee should serve as a director. Information regarding the business experience, skills, qualifications, and directorships of each such director is provided below.

Class II Director Nominees



Geoffrey P. Judge INDEPENDENT

Age: 71
Director Since: 2006
Committees: Audit, Compensation, Nom Gov **(Chair)**

BACKGROUND

- Active private equity investor since 2002, working actively with CEOs at his portfolio companies
- Served as a Partner at iNovia Capital, a manager of early-stage venture capital funds, from 2010 to 2017, and served as a Member of the Board of Directors of iNovia portfolio companies from September 2010 until April 2021
- Served as Chief Operating Officer in 2002 of Media Solution Services, Inc., a provider of credit card billing insert media
- Co-founder and Senior Vice President and General Manager from 1997 to 2002 of the media division of 24/7 Real Media
- Served from 1995 to 1997 as Vice President of Marketing for iMarket, Inc., a software company
- Served from 1985 to 1994 in various management positions, including as a Vice President and General Manager in the credit card division of American Express
- Holds an M.B.A. from Columbia University and a degree in economics from Northwestern University

DIRECTOR QUALIFICATIONS

Mr. Judge provides valuable knowledge and skills to our Board due to his extensive knowledge of the Company's business and his experience in the financial services and payments industries.



Michael D. Rumbolz NON-INDEPENDENT
EXECUTIVE CHAIR OF THE BOARD

Age: 71
Director Since: 2010
Committees: None

BACKGROUND

- Serves as our Executive Chair of the Board since April 1, 2022, having previously served as Chair of the Board since May 2021, as our Chief Executive Officer from April 1, 2020 to April 1, 2022, as our President and Chief Executive Officer from May 2016 through March 2020, as our Interim President and Chief Executive Officer from February 2016 to May 2016, and as an independent member of our Board from 2010 until his February 2016 appointment to the Interim President and Chief Executive Officer position

- Served from 2008 to 2010 as a consultant to the Company advising on various strategic, product development, and customer relations matters following the Company's acquisition in 2008 of Cash Systems, Inc., a provider of cash access services to the gaming industry

- Served as Chairman and Chief Executive Officer of Cash Systems, Inc. from January 2005 until August 2008

- Held various positions in the gaming industry, including Vice Chairman of the Board of Casino Data Systems, President and Chief Executive Officer of Anchor Gaming, Director of Development for Circus Circus Enterprises (later Mandalay Bay Group), President of Casino Windsor at the time of its opening in Windsor, Ontario, and has provided various consulting services

- Served as Member and Chairman of the Nevada Gaming Control Board from January 1985 to December 1988

- Former Chief Deputy Attorney General of the State of Nevada from January 1983 to January 1985

- Served as Member and Chairman of the Board of Directors of Employers Holdings, Inc. (NYSE: EIG), a holding company whose subsidiaries are engaged in the commercial property and casualty industry, from January 2000 until May 2020

- Serves as a member of the Board of Directors of VICI Properties Inc. (NYSE: VICI) since October 2017

- Serves as a member of the Board of Seminole Hard Rock Entertainment, LLC since March 2008

- Serves as the Chairman of the Board of the American Gaming Association since January 2024

DIRECTOR QUALIFICATIONS

Mr. Rumbolz's vast experience in, and knowledge of, the highly-regulated gaming industry, both as an operator and as a regulator, as well as his experience in the FinTech business, and skills gained from previous and current public and private board service, are valuable to our Company and our Board.



Debra L. Nutton INDEPENDENT

Age: 68
Director Since: 2023
Committees: Audit, Compensation, Nom Gov

BACKGROUND

- Active executive coach and gaming consultant since June 2021
- Served from March 2022 to October 2023 as a member of the Advisory Board of U-Ryze, a non-profit organization that offers coaching to those in need
- Served from December 2019 to August 2021 as an advisor to the pre-opening team of Resorts World Las Vegas, a resort hotel
- Served from July 2013 to July 2018 as Executive Vice President of Casino Operations of Wynn Las Vegas, a resort hotel. From July 2018 to October 2019, served as Vice President Casino Administration, Wynn Resorts (sole focus was on the opening of Encore Boston Harbor)
- Served from April 2001 to April 2013 in various positions of responsibility at MGM Resorts, including the last position she held as Senior Vice President of Casino Operations
- Served as a member of the Advisory Board of Global Gaming Expo from July 2015 to October 2017
- Served as a member of the Board of Global Gaming Women from May 2011 to October 2014

DIRECTOR QUALIFICATIONS

Ms. Nutton's vast experience in, and knowledge of, the highly-regulated gaming industry as an operator, as well as her experience as an executive coach and gaming consultant, are valuable to our Company and our Board.

Directors Whose Terms Will Expire in Future Years

Each of the Company's directors listed below will continue in office for the remainder of his or her term, or until a successor is duly elected and qualified, or until his or her earlier resignation or removal, or earlier upon consummation of the Pending Proposed Transaction. Information regarding the business experience, skills, qualifications, and directorships of each such director is provided below.

Class III Directors Whose Terms Will Expire in 2026



Linster W. Fox INDEPENDENT, AUDIT COMMITTEE FINANCIAL EXPERT

Age: 75
Director Since: 2016
Committees: Audit **(Chair)**, Compensation, Nom Gov

BACKGROUND

- Retired and previously served as Executive Vice President, Chief Financial Officer and Secretary of SHFL entertainment, Inc., a global gaming supplier, from 2009 up until the company's acquisition by Bally Technologies, Inc. in November 2013

- Served on the Executive Advisory Board of the Lee Business School at the University of Nevada-Las Vegas from 2015 to 2016

- Served as interim Chief Financial Officer of Vincotech in 2009 and as Executive Vice President, Chief Financial Officer and Secretary of Cherokee International Corp. from 2005 to 2009

- Served in a variety of executive roles over the course of 18 years at Anacomp, Inc., including Executive Vice President and Chief Financial Officer and as a member of the company's Board of Directors

- Began his career as an accountant at PricewaterhouseCoopers LLP

- Mr. Fox is a Certified Public Accountant in the State of California. His license is presently inactive.

- Holds a B.S.B.A. from Georgetown University in Washington, D.C.

DIRECTOR QUALIFICATIONS

Mr. Fox provides valuable knowledge and skills to our Board due to his financial background and experience in the gaming industry. Mr. Fox is a certified public accountant, with an inactive license in the State of California, and has been designated as an "audit committee financial expert" in accordance with NYSE listing standards.



Maureen T. Mullarkey INDEPENDENT, AUDIT COMMITTEE FINANCIAL EXPERT

Age: 65
Director Since: 2018
Committees: Audit, Compensation **(Chair)**, Nom Gov

BACKGROUND

- Retired in 2007 as Executive Vice President and Chief Financial Officer of International Game Technology (currently known as International Game Technology PLC), a leading supplier of gaming equipment and technology, a position Ms. Mullarkey held from 1998 to 2007, and served in a variety of financial and executive management positions in her 18 years with the company

- Serves, since 2014, as a director of PNM Resources, Inc. (NYSE: PNM), a holding company with two regulated utilities providing electricity and electric services in the State of New Mexico and Texas

- Served as a director of NV Energy, Inc. from 2008 to 2013 when the company was sold to Mid-American Energy Holdings Company, a subsidiary of Berkshire Hathaway, Inc.

- Served as Entrepreneur in Residence with The Nevada Institute of Renewable Energy Commercialization from 2009 to 2011

- Holds a B.S. from the University of Texas and an M.B.A. from the University of Nevada-Reno

DIRECTOR QUALIFICATIONS

Ms. Mullarkey provides valuable knowledge and skills to our Board due to her financial skills and experience in the gaming industry. Ms. Mullarkey has been designated as an "audit committee financial expert" in accordance with NYSE listing standards.



Secil Tabli Watson INDEPENDENT, AUDIT COMMITTEE FINANCIAL EXPERT

Age: 53
Director Since: 2022
Committees: Audit, Compensation, Nom Gov

BACKGROUND

- Serves, since 2021, as a member of the Board of Directors of Bank of Marin Bancorp (NASDAQ: BMRC) and its subsidiary, Bank of Marin; Chairs Nominating and Governance Committee
- Active as an independent strategy consultant to Fortune 500 companies advising on digital transformation and product management
- Since 2021, a member of Extraordinary Women on Boards (EWOB), a private membership community for highly accomplished women actively serving on corporate boards
- Served on the Strategic Advisory Board of FTV Capital, a private equity firm, from 2015 to 2024
- Served as a member of the Board of Landed, Inc., a Series B funded fintech start-up whose mission was to assist essential workers own homes, from 2021 to August 2023
- Served as a member of the Board of Directors of McLaren Technology Acquisition Corp. (NASDAQ: MLAIU), a Special Purpose Acquisition Company focused on acquiring fintech companies, from 2021 to March 2023
- Served as Executive Vice President and Head of Digital Solutions for Business, Commercial Banking at Wells Fargo, a financial services company, from 2017 to 2021; Executive Vice President, Head of Wholesale Internet Solutions, Wholesale Banking from 2012 to 2017; Senior Vice President, Internet Services Group, Consumer Banking from 2002 to 2011; Executive Advisor to the Women's Team Member Network from 2018 to 2021; and a member of the Enterprise Diversity Council from 2008 to 2011
- Served as a member of the Board of Directors of the Conservation Society of California and Oakland Zoo from 2013 to 2019; co-chair from 2016 to 2017; vice chair in 2015; chaired audit, education, and succession planning committees; and serves on its Advisory Board since 2024
- NACD.DC certified since December 2024
- Holds an M.B.A. in Finance from The Wharton School, University of Pennsylvania, and a B.A. in Economics and Government/ International Relations from Cornell University

DIRECTOR QUALIFICATIONS

Ms. Watson provides valuable knowledge and skills to our Board due to her extensive skills and experience in banking, digital customer experience and transformation, payments solutions, product management, cyber-fraud, and fintech industries. Ms. Watson has been designated as an "audit committee financial expert" in accordance with NYSE listing standards.

Class I Directors Whose Terms Will Expire in 2027



Atul Bali INDEPENDENT, AUDIT COMMITTEE FINANCIAL EXPERT, LEAD INDEPENDENT DIRECTOR

Age: 53
Director Since: 2019
Committees: Audit, Compensation, Nom Gov

BACKGROUND

- Serves, since 2021, as non-executive Chairman of The Football Pools Limited, the oldest pool betting company in the world, based in the United Kingdom

- Serves, since 2017, as a director on the Board (and since 2021 Chair of the Audit Committee) of Rainbow Rare Earths PLC (LSE: RBW), a producer of Rare Earth Metals with Projects in Burundi, East Africa and in South Africa

- Serves, since 2014, as non-executive Chairman of Instant Win Gaming Ltd., a provider of mobile instant win games to State Lottery operators

- Founder of Twin Bulls LLC, providing advisory services to several lottery, sports betting, igaming, and fintech businesses, including Fincore Ltd.

- Trustee and Chair of the Strategic Planning Committee and Co-Chair of the Capital Task Force (and ex Chair of the Finance Committee) of the Bush School, a more than 100 year old independent K-12 school in Seattle

- Served as non-executive Chairman of the Board of Meridian Tech Holdings Ltd., a regulated global emerging markets sports betting and online gaming firm, operating in Europe, Latin America, and Africa from 2016 to 2021, and Deputy Chairman of Gaming Realms PLC (LSE: GMR), a developer, publisher, and licensor of mobile games, where he served on the board of directors from 2014 to 2018

- Served as CEO of XEN Group from 2010 to 2012, and thereafter, in divisional President & CEO roles at Aristocrat Technologies Inc. (ASX: ALL) from 2012 to 2014, and RealNetworks, Inc. (NASDAQ: RNWK) from 2014 to 2015

- Served as President and CEO of GTECH G2, a subsidiary of GTECH Corporation (now NYSE: IGT) until 2010, and held various executive positions, including SVP Corporate Development & Strategy, SVP Commercial Services, and VP Global Business Development at GTECH Corporation between 1997 and 2010

- Began his career as a Chartered Accountant with KPMG

DIRECTOR QUALIFICATIONS

Mr. Bali provides valuable knowledge and skills to our Board due to his extensive skills and experience in the interactive gaming, gaming, and fintech industries. Mr. Bali was previously qualified as a Chartered Accountant and has been designated as an "audit committee financial expert" in accordance with NYSE listing standards.



Paul W. Finch, Jr. INDEPENDENT

Age: 61
Director Since: 2022
Committees: Audit, Compensation, Nom Gov

BACKGROUND

- Founder of PWF Advisory Services LLC, a financial technology advisor specializing in payments, risk, identity, and technology, since May 2019
- Founder of The Finch Family Foundation, a non-profit organization dedicated to serving children and families in Arizona, since May 2018
- Served as Chief Executive Officer of Early Warning Services, LLC, a provider of real-time payments, risk and authentication solutions to financial institutions nationwide, from 2003 to 2019
- Served as Executive Vice President, Systems and Operations of eFunds Corporation, a provider of electronic debt payment solutions, and headed global operations, technology, and customer support from 1990 to 2003
- Founder and Chief Executive Officer of ACH Systems, an electronic payment technology outsourcing company specializing in the processing and settlement of U.S. ACH transactions, from 1989 to 2003
- Holds a B.A. in Business Administration from Northern Arizona University

DIRECTOR QUALIFICATIONS

Mr. Finch provides valuable knowledge and skills to our Board due to his extensive skills and experience in payments solutions, risk, and authentication solutions.



Randy L. Taylor NON-INDEPENDENT
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Age: 62
Director Since: 2022
Committees: None

BACKGROUND

- Serves as our President and Chief Executive Officer since April 1, 2022, having previously served as our President and Chief Operating Officer from April 1, 2020 to April 1, 2022, as our Executive Vice President, Chief Financial Officer and Treasurer from March 2014 through March 2020, and as our Senior Vice President and Controller from November 2011 to March 2014
- Mr. Taylor is a Certified Public Accountant in the State of Nevada. His license is presently inactive.
- Holds a B.S. in Accounting from the University of Denver

DIRECTOR QUALIFICATIONS

Mr. Taylor's vast experience in, and knowledge of, the Company's highly-regulated gaming segment, as well as his experience in the Company's FinTech business, and skills gained from his 13+ years of service in various positions of the Company, are valuable to our Company and our Board.

BOARD AND CORPORATE GOVERNANCE MATTERS

Corporate Governance Philosophy

The business and affairs of the Company are managed under the direction of the Board in accordance with the Delaware General Corporation Law, as implemented by the Company's certificate of incorporation and bylaws. The role of the Board is to effectively oversee the affairs of the Company for the benefit of its stockholders and other constituencies. The Board strives to guide the success and continuity of business through the selection of qualified management. It is also responsible for reviewing the Company's compliance programs so that the Company's activities are conducted in a responsible and ethical manner. The Company is committed to having sound corporate governance principles. Highlights of our corporate governance policies and structure following the Annual Meeting include:

WHAT WE DO

 **78% Independent Directors.** Seven of our nine directors have been determined by us to be "independent" as defined by the SEC and NYSE listing standards, which the Board has adopted as our standards.

 **Limitations on Outside Public Company Board Service.**

- Our independent directors may not serve on more than three boards of public companies in addition to the Company's Board or on more than two audit committees of public companies, including the Company's Audit Committee, unless otherwise approved by the Board.

- A director who is CEO of the Company should not serve on more than two boards of public companies, including the Company's Board.

 **"Plurality-Plus" Voting for Directors.** Director nominees are elected by the highest number of shares cast "for" a director (mandatory resignation policy for nominees who fail to receive an affirmative majority of votes cast).

 **Annual Board and Committee Self-Evaluations.** Our Board and Committee members conduct self-evaluations at least annually to determine whether the Board and its Committees are functioning effectively.

 **Lead Independent Director.** Our Board, in accordance with provisions as set forth in our Corporate Governance Guidelines, named an independent director of the Board to serve as Lead Independent Director.

 **Ongoing Board Refreshment Planning.** Periodic review of our Board's composition to create the right mix of skills, background, and tenure.

 **Entirely Independent Committees.** All seven members of our Audit, Compensation, and Nom Gov Committees are independent.

 **Executive Succession Planning Process.** Our Board oversees CEO and senior management succession planning, which is reviewed at least annually.

 **Audit Committee Financial Experts.** Four of the seven members of our Audit Committee qualify as an "audit committee financial expert" as defined by the SEC. The remaining two members qualify as "financially literate."

 **Code of Business Conduct, Standards and Ethics (and related training).** We have adopted a Code of Business Conduct, Standards and Ethics for our non-employee directors and all employees and provide training on compliance.

 **Regular Executive Sessions of Independent Directors.** Our independent directors regularly meet in executive session without management's participation.

 **Supplier Code of Conduct.** We have adopted a Supplier Code of Conduct relating to our third-party suppliers of goods and services.

 **Systemic Risk Oversight by Board and Committees.** Our Board has overall responsibility for risk oversight, while each of our Audit, Compensation, and Nom Gov Committees monitor and address risks within the scope of their particular expertise or charter.

WHAT WE DON'T DO

 **Allow Hedging of Our Securities.** Our officers and directors are prohibited from engaging in any hedging or other speculative trading in our stock.

 **Allow Cash Buyouts of Underwater Stock Options without Stockholder Approval.**

 **Allow Pledging of Our Securities.** Our officers and directors are prohibited from pledging our stock to secure loans of any type.

 **Poison Pill.** We do not have a "poison pill" or stockholder rights plan.

 **Grant Excess Perquisites.**

 **Reprice Stock Options without Stockholder Approval.**

 **Allow Excise Tax Gross Ups.**

Corporate Governance

Corporate Governance	Our Corporate Governance Guidelines reflect the Board's commitment to monitoring the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing stockholder value over the long term.
	The Corporate Governance Guidelines address, among other things:
	• Director qualification standards, director selection process, voting, and administration of election of directors;
	• Selection of the Chair of the Board and Chief Executive Officer;
	• Director responsibilities, time commitments, meeting attendance requirements, orientation and continuing education;
	• Equity ownership policy;
	• Director access to management and independent advisors;
	• Management succession planning, development, and review;
	• Annual performance evaluations of the Chief Executive Officer and directors; and
	• Director interaction with stockholders and interested parties.
Code of Business Conduct, Standards and Ethics	Our Code of Business Conduct, Standards and Ethics places emphasis on privacy, safety and health, sustainability, and corporate social responsibility. Our Code of Business Conduct applies to all our employees, officers, directors, consultants, vendors, suppliers, and agents of the Company.
	Our Code of Business Conduct addresses, among other matters:
	• Speaking up and reporting concerns;
	• Potential conflicts of interest;
	• Compliance and adherence to laws, rules, and regulations;
	• Privacy and data protection;
	• Protection and proper use of Company assets and property;
	• Environmental Sustainability;
	• Social Responsibility;
	• Prohibited harassment;
	• Human rights;
	• Workplace safety and health;
	• Charitable contributions;
	• Political activities; and
	• Responsible gaming.
	To the extent required by law, any substantive amendment to, or waiver of this Code of Business Conduct will be disclosed to the public within four business days on the Company's website at: https://www.everi.com/investor-relations/governance/governance-documents/.
Compliance Hotline	Procedures for the confidential, anonymous submission of complaints related to such matters as (i) abuse of authority; (ii) accounting irregularities, theft, or fraud; (iii) bribery, kickbacks, gifts, or entertainment; (iv) business relationships with clients, suppliers, and vendors; (v) conflicts of interest; (vi) discrimination or harassment; (vii) retaliation; or (viii) threats of violence are set forth in the Company's Code of Business Conduct, Standards and Ethics. To facilitate the submission of such complaints, we have implemented a secure compliance hotline and website. The compliance hotline and website are operated by an independent service provider and are available for the anonymous submission of complaints.

Corporate Governance

Supplier Code of Conduct

Our Supplier Code of Conduct is designed to outline our expectations for responsible business practices of our third-party suppliers of goods and services.

Our Supplier Code of Conduct includes our expectations that our third-party suppliers:

• comply with all applicable laws and regulations;

• conduct business ethically, professionally, with integrity and in good faith;

• take reasonable steps to prevent harassment and discrimination;

• prohibit forced labor and abuse of labor, including human trafficking;

• prohibit child labor;

• comply with all applicable laws and regulations regarding work hours, wages, and benefits;

• safeguard intellectual property, assets, and confidential information;

• promote health and safety; and

• support environmental sustainability.

Clawback Policy

Pursuant to the Company's Rule 10D-1 Clawback Policy ("Clawback Policy"), in the event of a restatement of the Company's financial results due to material non-compliance with any financial reporting requirement under U.S. federal securities laws, the Company is entitled to recover the amount of any incentive compensation received by a covered executive during the clawback period that is in excess of the amount that otherwise would have been received had it been determined based on the restated financial statements.

Insider Trading Policy

The Company has adopted an Insider Trading Policy and related procedures that govern the purchase, sale, and other dispositions of the Company's securities by directors, officers, employees, and the Company itself that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to the Company. Pursuant to the Company's Insider Trading Policy, our directors and executive officers, as well as other designated employees (collectively our "Insiders"), are prohibited from engaging in the following activities:

• Hedging or monetization transactions involving our securities; and

• Pledging our securities or holding our securities in a margin account as collateral for a loan.

• Trading openly throughout the year as our Insiders are only permitted to trade in our securities during certain open windows of time, to the extent they do not possess material, non-public information.

ESG Oversight by Board and Committees

Our Board receives periodic reports at its Board meetings on ESG developments, trends, and the Company's ESG framework, initiatives, and activities. As the management and reporting of ESG risks and opportunities evolve, we expect to adapt accordingly to support our industry, our communities, and our world.

Corporate Governance Policies

As we continue to grow, innovate, and build a culture based on the principles of respect and transparency, it is our duty to our customers, our business associates, our stakeholders, and the communities we serve, to endeavor to uphold the highest standards of ethical conduct, honesty, integrity, and compliance in all that we do. Our Code of Business Conduct, Standards and Ethics and our Supplier Code of Conduct are designed to promote these core Company values.

Our Code of Business Conduct, Standards and Ethics and Supplier Code of Conduct place emphasis on issues such as human rights and labor practices, privacy, health and safety, environmental sustainability, and corporate social responsibility.

Stockholders may access the Board committee charters, our Code of Business Conduct, Standards and Ethics, Corporate Governance Guidelines, Clawback Policy, and Supplier Code of Conduct in the Corporate Governance section of the "Investors" page on our website at: https://www.everi.com/investor-relations/governance/governance-documents/. Copies of our Board committee charters, Code of Business Conduct, Standards and Ethics, Corporate Governance Guidelines, Clawback Policy, and Supplier Code of Conduct will be provided to any stockholder upon written request to the **Corporate Secretary, Everi Holdings Inc., 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada 89113, or via e-mail to: secretary@everi.com**.

RESPONSIBLE BUSINESS

ESG Oversight Framework

We believe that we can support environmental sustainability and promote social responsibility through our operations, which can contribute to driving and maintaining long-term stockholder value. These concepts can also be important factors for attracting and retaining the highest-caliber, most-productive employees. As such, we are focused on our environmental and social responsibility initiatives, and we are regularly exploring ways to strengthen our culture and corporate responsibility framework.

In Q4 2021, we created as a task force, an internal ESG Committee, led by our CEO and General Counsel and comprised of employees across various functional and professional levels, to oversee the Company's work in the areas of ESG. The ESG Committee meets periodically to discuss the Company's ESG framework, identify key action items to pursue, review progress, discuss recent developments and trends, and to collect feedback on potential initiatives, activities, and next steps.

The Nom Gov Committee oversees the Company's initiatives and programs related to corporate responsibility, sustainability, and ESG. Our Board receives periodic reports at its Board meetings on ESG developments, trends, and the Company's ESG framework, initiatives, and activities.

In 2024, the Company's internal ESG Committee reviewed and monitored (i) Company SEC filings and website disclosures related to ESG initiatives; (ii) newly adopted SEC rules and other regulatory actions related to ESG, including on environmental impact, climate change and greenhouse gas emissions; (iii) Institutional Shareholder Services' and Glass Lewis' guidance on ESG-related matters; and (iv) peer group initiatives related to ESG.

As the management and reporting of ESG risks and opportunities evolve, we expect to adapt accordingly to support our industry, our communities, and our world.

Environmental Sustainability

Reducing Resource Consumption and Waste

Over the last four years, we have consolidated certain of our assembly and warehouse facilities to maximize operational efficiencies. We have also downsized and modified other offices to reflect the lower office and cubicle needs of our employees working remotely or on hybrid work arrangements. These efforts are beneficial to our sustainability efforts, including reduction of our energy, water, and paper consumption.

We have several Company-wide programs in place designed to help protect the environment. We implemented recording and reporting protocols at our corporate headquarters, and our other administrative offices and production locations to monitor our environmental impact at those locations.

With administrative offices and production facilities worldwide, we are committed to optimizing our use of electricity and water. We have implemented metrics to measure water and electric energy use domestically. We strive to reduce overall water and electric energy usage throughout these domestic facilities through technologies such as motion-activated lights conversion to LED lighting, low-flow toilets, and water filtration systems.

Similarly, to reduce bottled water waste, we have installed water filtration systems and hydration stations at nearly 100% of our domestic administrative offices and production facilities to encourage our employees to utilize refillable water bottles, rather than single use plastic water bottles.

In addition, we have an initiative to reduce our overall paper usage. We reprogrammed our printer settings to default to double-sided printing, resulting in an overall reduction in paper consumption. We reinvested the savings from the lower purchase volume to begin purchasing and using copier paper made from recycled paper products.

Recycling and Parts Refurbishment

We currently have recycling partners in place for industrial material used in the assembly of our products, including paper, cardboard, certain electronic components, and certain metals. We also work with our suppliers and shippers to reutilize wooden pallets and packaging materials used in shipping our products. In our Games segment, our business model includes refurbishment and redeployment of our leased gaming devices during the course of that device's lifetime, as well as repurpose individual component parts to the extent possible. In our FinTech segment, servers and network equipment, including end-of-life hardware for our ATMs and fully integrated kiosks, are also mostly recycled.

We also utilize our commercial waste management providers to recycle consumer paper, plastics, and aluminum in almost all of our facilities. We also have recycling partners in place for copy paper recycling at over 80% of our domestic administrative offices and production facilities.

Lowering Carbon Emissions

Everi's focus on achieving a reduced carbon footprint and preservation of our precious water supply includes using nearly 100% renewable energy to host our data at the facilities of our data center co-location vendor, Switch. In 2024, Switch retired 943 Solar Renewable Energy Credits on behalf of Everi. The Renewable Energy Credits comply with Greenpeace's principles of locality, additionality, and sustainability. This green energy supply was generated by Nevada solar farms.

The Company is committed to the leasing or purchasing of hybrid or EVs for certain of its field service personnel, and intends to continue to retire and replace existing vehicle inventory with such vehicles over a period of time. The timing of such vehicle acquisitions will be dependent upon the availability of specific vehicle types (e.g., technician vans) and the further expansion of EV charging stations within certain markets we serve. To date, such purchases have been somewhat limited due to supply chain constraints and lack of development of EV service-type vehicles.

In 2023, the Company began operating at its new assembly, warehouse, and distribution facility located in Las Vegas, Nevada. This new 183,000 square foot facility consolidates the assembly and distribution of its gaming machines previously done in Austin, Texas with our cash access kiosks, loyalty kiosks, and other FinTech products. The new Las Vegas facility is designed to cohere to environmental and sustainable stewardship practices, and has allowed us to streamline production and simplify both supply chain processes and the distribution of completed products to customers. The new facility was built to Everi's specifications to encompass environmental sustainability and create an employee-friendly working environment and meets the certification level of 3 Green Globes science-based rating system established in accordance with the Green Building Initiative, which demonstrates outstanding success in resource efficiency, reducing environmental impacts, and improving occupant wellness. The facility utilizes such elements as low-water landscaping, energy efficient windows, automated LED lighting, high-efficiency plumbing, energy-usage tracking, and a solar panel system engineered to offset 80% of the power needs, all in an effort to lessen the environmental impact of the facility. Occupant wellness features include energy-efficient HVAC that will provide four-season thermal comfort to employees throughout the building, including the assembly and distribution areas, low-VOC interior products, shaded parking for all employees, an electric vehicle recharging station for employee vehicles, and waste recycling containers.

Social Responsibility

The Company believes that our long-term success depends in part on our ability to create and sustain a corporate culture that fosters a positive work environment. We believe our focus on employee health and safety and talent strategies that promote employee development, and employee engagement has, and will continue to, contribute to the Company's overall performance and its future growth. As part of our social responsibility initiatives, we have adopted a Human Rights Statement and Human Rights Policy. For more information on Everi's commitment to human rights and Anti-Modern Slavery, please refer to page 19 of our Code of Business Conduct, Standards and Ethics at: https://www.everi.com/investor-relations/governance/governance-documents/.

Our Company website makes publicly available descriptions of the Company's policies and commitment to Social Responsibility at: https://www.everi.com/about-us/corporate-social-responsibility/.

Community

Everi aims to bring positive, lasting change to the communities where we live and work.

Everi provides ongoing support of local charities and community organizations, having contributed to organizations such as those that support the needs of underserved populations as well as workforce development such as Girls Who Code, The Center LV, Colorstack, and others. Other Everi support included programs related to at-risk children, individuals with disabilities, and organizations supporting those suffering from various illnesses, including adult and pediatric cancer. During the 2024 holiday season, the Company also made donations to various food banks and local charities in its primary employee markets of Las Vegas, Austin, Reno, and Chicago. The Company's contributions have not just been monetary and include in-kind gifts and volunteer time with the Goodie Two Shoes Foundation, EmployNV, Ronald McDonald House, and more. Everi employees have raised funds and participated in resource supply drives for The Shade Tree, Toys for Tots, and Three Square Food Bank, as well as participation in local walks/runs (Leukemia & Lymphoma Society's "Light the Night," and in-person walk, Grant a Gift Autism Foundation's "Race for Hope"). Everi celebrates volunteerism and encourages employees to live the Company's core value of Inclusion by volunteering in-person in their local communities. Our employees are the VIBE of Everi.

To continue our commitment to community and provide our casino operator customers with a way to complement their own corporate social responsibility initiatives and support their communities, the Company offers the Everi Cares Giving Module®, a product for use with our financial access kiosks that allows casino patrons to donate change from redeemed gaming vouchers. Our customers and their patrons have embraced the concept of the Giving Module and the potential impact from each donation of change. These charities may be national or regional in scope, and they have received nearly 100% of donations collected.

As a Company fueled by technology, we know the importance of encouraging students of all ages to pursue education and future careers in Science, Technology, Engineering, and Mathematics ("STEM") and believe that when students interact with mentors and role models, their confidence and interest in STEM careers increase. We are proud that our employees take the time to participate in local community events where they share their knowledge and expertise with students. For example, through the LV Techies, a Las Vegas-based organization focused on girls and STEM, Everi employees have volunteered their time with female middle school and high school students to share what it means to work in various areas of technology.

Continuing our dedication to fostering growth and opportunities in STEM, we actively extended our community engagement through a comprehensive internship program. This initiative is designed to bridge the gap between academic learning and real-world experience, offering interns from local communities the chance to work alongside our experienced professionals. By integrating these young talents into our operations, we not only strive to contribute to their educational journey but also benefit from fresh perspectives and innovative ideas that interns bring to our projects.

Our internship program is tailored to provide hands-on experience in various aspects of technology and business operations, reflecting our commitment to developing the next generation of STEM professionals. Interns are selected from local educational institutions to strive to invest in the communities where Everi has a presence. This approach not only supports our belief in the value of STEM education but also strengthens our ties with the community, creating a positive impact that extends beyond our corporate boundaries. Through this program, we aim to inspire and cultivate a varied group of future leaders who are equipped with the skills and knowledge to thrive in technology-driven industries.

Everi also partnered with University of Nevada, Las Vegas ("UNLV") for its first annual Gaming Manufacturing Summer Internship Program in 2024. The program was developed by UNLV faculty, Everi Games leaders, and others in the gaming industry to address the workforce gap in Southern Nevada for graduates with skills in programming, graphic and sound design, game mathematics, data analysis, business marketing, and other areas. Although UNLV offers degrees in all the relevant fields above, not enough qualified graduates look to game manufacturers for employment. This six-week program with support from the Association of Gaming Equipment Manufacturers and manufacturers included seminar and lecture programs followed by a five-week work experience opportunity with a gaming manufacturer.

Everi was issued certificates regarding utilization of funds in India for the financial years 2023-2024 and 2024-2025, disbursed for Corporate Social Responsibility activities in India, specifically, the Company's contribution to the Prime Minister's Citizen Assistance and Relief in Emergency Situations Fund, a fund established to respond to emergency and distress situations such as posed by the COVID-19 pandemic. In February 2025, Everi continued its support in India by making another contribution to this fund.

Responsible Gaming

As a gaming industry technology supplier, we encourage and promote, and with certain products help enable, responsible gaming. Over the years, our Company has worked with dozens of leading responsible gaming associations across the globe to develop a set of tools to help prevent problem gamblers from obtaining funds in a casino. The Company's initiatives and Everi's Self Transaction Exclusion Program ("STeP") are designed to enable casinos to enhance their promotion of responsible gaming while helping them comply with local laws, customs, and culture in the prevention of problem gambling. Our *CashClub Wallet*™ also includes a self-imposed velocity and transaction limits as a supplement to our existing STeP program.

In addition, to further our commitment to Responsible Gaming and to provide our casino operator customers a tool set designed to efficiently maintain compliance with various tax reporting and anti-money laundering requirements, the Company has developed *Everi Compliance*® AML, a platform with features such as quick alerts, currency transaction and suspicious activity report filing, auditable logging, and tax form generation. These Compliance features can similarly be utilized by casinos in support of their responsible gaming initiatives, including Merchant STeP programs.

Human Capital

At Everi, we focus on many key areas of human capital management, including our Company culture and recruiting talent. Some of our core human capital initiatives in 2024 included the following:

Employee Engagement, Satisfaction, and Awards	Conducted annual employee engagement surveys in the U.S. through the "Top Workplaces" and "Great Place to Work" programs, and in 2024, received a national award. *(Please refer to "Employee Satisfaction and Awards" on page 33 herein.)*
Talent Acquisition	Utilized tools and discovered locations to identify talent and provide support, including continued partnership with job seekers transitioning from the U.S. Army, and a continued partnership with Grant a Gift Autism Foundation.
Employee Development and Training	Offered employee training programs on various topics important to our business operations, including data privacy and cybersecurity, courses to enhance leadership and professional development, upskilling, and courses related to important areas of compliance as outlined in our Code of Business Conduct, Standards and Ethics.
Employee Health and Safety	Continued our commitment to adhere to relevant laws and regulations concerning workplace health and safety, as well as emergency and disaster recovery protocols, drawing upon the expertise of leading national health organizations and consultants to stay abreast and responsive to the latest guidance and best practices.
Employee Benefits	As a result of input received from Company employees through an annual benefits survey, and with the support of management and our Board, we extended benefits effective January 1, 2025, including: • For the tenth year in a row, no increases to employee premiums (contributions) to medical, dental, and vision benefits • Extension of the mental health and wellness program with easy access to preventative care, self-care and professional services, including virtual coaching sessions

Composition of Our Workforce

As of December 31, 2024, Everi employed approximately 2,300 people, a vast majority of whom work in the United States. Approximately 1,000 people are employed within the Games segment and approximately 1,300 people are employed within the FinTech segment. None of our employees are party to a collective bargaining agreement and we have had no labor-related work stoppages.

Corporate Culture Initiatives / Our Workplace

In 2024, we reaffirmed our mission statement and continued to focus on our employees' collective imagination, talent, and innovation with our Company's objectives. Everi's mission statement is to: **"Lead the Gaming Industry Through the Power of People, Imagination and Technology."** This statement highlights our Company's most important asset, our employees, while confirming our mission to offer innovative gaming, financial technology, digital, and loyalty solutions.

At Everi, we are guided by our values of Collaboration, Integrity, Inclusion, Excellence, and Fun. We (i) Harness the power of collaboration; (ii) Act with integrity; (iii) Value Everi-One; (iv) Exceed expectations and be bold. When we deliver on these values consistently, we H.A.V.E. (v) Fun, as further described at our Company website at: https://www.everi.com/careers-culture/. We live these values by investing in programs and implementing standards to promote ethical business conduct, sustainability, giving and volunteerism, and responsible gaming. These programs support our long-term business success while also empowering our team members.


OUR MISSION STATEMENT
Lead the Gaming Industry Through the Power of People, Imagination and Technology
OUR VALUES
Integrity
ACT WITH INTEGRITY
Collaboration
HARNESS THE POWER OF COLLABORATION
Inclusion
VALUE EVERI-ONE
Excellence
EXCEED EXPECTATIONS AND BE BOLD
Fun
OUR GOAL IS FOR OUR EMPLOYEES TO HAVE FUN!

Inspired by Author Simon Sinek's concept of the Golden Circle and the importance of identifying the "WHY" behind your business, Everi has established a company "WHY" Statement. As part of our continued growth and our desire to define and share our Company "WHY" statement more broadly, we apply the Company "WHY" that put our employees and their success front and center:

The Everi "WHY"

Elevate the Success of
Everi Employee
Everi Customer
Everi Day!

Employee Development and Training

Everi is dedicated to fostering the growth and development of our employees through a multifaceted training program. We provide specialized leadership training and development courses for newly hired or promoted leaders, to help equip them with the skills necessary for their new roles. Additionally, our online learning platform offers an extensive catalog of courses accessible to employees. This catalog covers a broad spectrum of topics, essential for both leadership and professional development. Key areas include conflict management, effective delegation, recognizing team achievements, and techniques for coaching and delivering constructive feedback.

Recognizing the importance of holistic development, our program also includes training in vital soft skills. Courses on emotional intelligence, email etiquette, and developing a professional presence are designed to support each employee's personal and professional journey. We believe that investing in such training opportunities not only enhances individual capabilities but also contributes significantly to the overall success and culture of our organization.

Talent Acquisition and Recruiting

The Recruitment Team at Everi is dedicated to sourcing talent from a wide array of channels, including recognizing the availability of remote work. By leveraging advanced tools and systems, we can help minimize geographic limitations, thereby broadening our talent pool. This approach is especially beneficial in today's competitive job market, allowing us to fill a variety of roles, including those requiring specific, in-demand skills. We are regularly

enhancing our recruitment strategies to identify and attract new, untapped talent, supporting the growth and diversification of our business.

At Everi, we believe that creativity and innovation are the fruits of a workforce containing multiple backgrounds and perspectives. To foster this, we employ a blind resume screening process for initial applicants. This method focuses on evaluating talent, experience, and qualifications without the influence of certain demographic information to help provide a fair and unbiased selection process. Additionally, we are proactive in expanding our reach to new candidates. Our Recruitment Team actively collaborates with various educational institutions, professional associations and student organizations. This collaboration not only provides support and information to broader groups of students and job seekers but also helps us discover potential candidates for our open positions. Through these efforts, we are committed to nurturing an inclusive and dynamic workforce that reflects the world in which we operate.

Everi expanded its recruiting initiatives by participating in EmployNV's 2024 Spring Career Fair and showcasing the Company's opportunities to a varied pool of students and professionals.

Everi further expanded its recruiting initiatives by entering into a strategic agreement (in March 2022) with the Partnership for Youth Success® ("PaYS") Program of the U.S. Army. Through this program, the Company has the opportunity to engage with and interview soldiers for possible employment upon transition from their military service. Joining the ranks of many other companies who have partnered with the PaYS program, Everi looks forward to supporting the future success of those who have served our country.

 

Everi has also partnered with the Grant a Gift Autism Foundation and their WORKS Community (Working on Occupational Readiness, Knowledge, and Skills), a community-based vocational program serving teens and young adults with an autism spectrum disorder. In addition to learning pivotal vocational skills such as building a resume and interviewing, Everi hosts these individuals onsite throughout certain times in their program. With the support of a job coach, clients gain job readiness skills and are better equipped to successfully transition into an internship and other areas of adulthood. WORKS Community includes weekly sessions at a partnered community site, weekly job coach support, an assigned caseworker, Parent Empowerment Training, and access to other family services provided by Grant a Gift Autism's Navigation Program.



Employee Engagement, Satisfaction, and Awards

Employee Engagement

Aligning with our values of Inclusion and Collaboration, we seek dialogue with our employees on a regular basis, seeking feedback about their experience at Everi. With nearly 70% of our employee population working remotely, we understand the critical importance of maintaining employee engagement and providing avenues for employee input including employee surveys, Company-wide email communications, and periodic Town Hall meetings. These tools and platforms provide important Company updates from leadership but also moments for employee participation and involvement. Everi's leadership team takes a hands-on approach to addressing the feedback received through these channels. This practice is a testament to our commitment to not just listen, but to act on employee input, working to foster a culture where every voice is valued and can lead to tangible, positive changes.

This approach has been met with success, as evidenced by our overall employee satisfaction score and employee net promoter scores.

Everi organized VIBE ("Volunteer, Invest, Belong, Engage") (in 2022) for its employees to collaborate and participate in planning and execution of office / virtual events, share ideas, and participate in the execution of volunteer activities, and identify charities to consider for donations.

Employee Satisfaction and Awards

Everi was honored with numerous Top Workplace awards from 2020 to 2023, earning national recognition for three consecutive years. As we continue our commitment to excellence, we have chosen to pause our participation in Top Workplace competition to focus internally on areas where we can further elevate our culture, strengthen our teams and enhance the employee experience. This intentional step allows us to refine and improve so that when we reenter the competition in the future, we can do so with an even stronger foundation and renewed commitment to being a top workplace.

In 2024, Everi was announced as a "USA Today Top Workplace 2024" and was ranked in the Top 100 of companies with 1,000 - 2,499 employees.



Employee Recognition

In Q4 2021, the Company launched an online recognition platform for employees to utilize. Through this platform, leaders and employees at all levels can share recognition and appreciation with their co-workers, peers, and leaders, and give reward points along with the recognition. The rewards points can be redeemed for gift cards or retail items for the recipient, donated to charitable organizations featured on the platform, or converted back by the recipient into points to issue to other employees.

Employee Health and Wellness; Employee Benefits

Everi considers the health and safety of our employees to be of paramount importance. We have policies in place to monitor the working conditions of our employees and implement measures to protect their health, safety, and well-being.

At Everi, we value the varied needs of our workforce and have tailored our benefits program accordingly. We aim to provide competitive and comprehensive options that are both valuable and accessible to our employees. Our benefits package encompasses a wide range of offerings. These include extensive medical, dental and wellness programs, flexible time-off plans and paid holidays, flexible spending accounts, and a 401(k) retirement plan complemented by a Company match on employee contributions. Additionally, we offer financial wellness services to support our employees' overall financial health.

To align our benefits with our employees' needs, we conduct an annual employee benefits survey. This survey serves as a crucial tool for gathering feedback directly from our employees. We actively use this input to refine and enhance our benefits offerings, demonstrating our focus on regularly improving the work-life balance and overall satisfaction of our workforce.

Everi strives to be steadfast in its commitment to adhering to relevant laws and regulations concerning workplace health and safety, as well as emergency and disaster recovery protocols. Our approach is proactive and informed, as we consistently draw upon the expertise of leading national health organizations. This strategy is integral to our operations, particularly in navigating the macro environment and its challenges. Our primary objective is safeguarding our employees and protecting them from potential harm. By staying abreast of and responsive to the latest guidance and best practices, we strive to maintain a safe and secure working environment for all.

The Company offers a benefits program that provides competitive and comprehensive benefit options at a reasonable cost to our employees; and 2025 marks the tenth year in a row that there has been no increase to employee premiums (contributions) for medical, dental, and vision coverage. The benefit programs include an array of offerings, such as comprehensive medical, dental, vision, and wellness benefits; a discretionary time off program which allows time off not only for vacations but also to celebrate, enjoy, or reflect on holidays or other days of significance to our employees, their families, and communities; parental leave; a 401(k) retirement plan with a Company match, which Company match was increased effective January 1, 2023; pet insurance; and both legal and financial wellness services. Our benefits are designed to recognize and meet the various needs of our workforce. To gather employee feedback to make benefit enhancements and improvements, the Company issues an employee benefits survey on an annual basis and uses that input to make improvements. Effective January 1, 2024, based on employee feedback received through this survey, the Company made enhancements to the benefits program that support both the personal and professional needs of our employees and an extension of the mental health and wellness program with easy access to preventative care, self-care and professional services, including virtual coaching sessions. The Company also provides employees with access to third-party discounts, savings, and rewards opportunities.

The Company sponsored and encouraged employee participation in virtual and/or in-person health fairs, and celebrated Health and Wellness Month by providing Everi employees with tips, tools, and resources from Everi's benefits partners on physical and mental well-being, including on stress and mental health, staying active and fit, and nutrition.

CORPORATE GOVERNANCE

Board Leadership Structure

The Board regularly reviews its leadership structure to evaluate whether the structure remains appropriate for the Company. At the present time, the Board believes that a structure that separates the roles of Chair of the Board and Chief Executive Officer is appropriate to allow our Chief Executive Officer to focus on management of our operations and performance. However, the Board reserves the right to determine the appropriate leadership structure for the Board on a case-by-case basis, taking into consideration at any time the Board's assessment of its and the Company's needs.

On March 20, 2025, the Company entered into an Executive Chair Agreement to reappoint Michael D. Rumbolz to serve in the role of Executive Chair of the Board of the Company, effective April 1, 2025. Mr. Rumbolz's agreement with the Company shall continue on a month-to-month basis thereafter, terminable upon 30 days' notice by either party or upon Executive Chair's earlier death, incapacity, removal or resignation. Mr. Rumbolz has served as Executive Chair of the Board since April 1, 2022. As Executive Chair of the Board, Mr. Rumbolz is an employee of the Company, reporting directly to the Board, and is subject to the Company's policies on the same basis as other senior executives of the Company. The Company requires that the Executive Chair be available to perform the duties of Executive Chair customarily related to this function, including, without limitation: (a) acting as Chair of the Board at stockholder meetings; (b) acting as a liaison between the Company's senior management and the Board and its committees; (c) advising the Company's senior management on matters of Company operations; and (d) otherwise performing the duties of Chair of the Board, as well as such other customary duties as may be determined and assigned by the Board, and as may be required by the Company's governing instruments, including its certificate of incorporation, bylaws, and its corporate governance guidelines, each as amended or modified from time to time, and by applicable law, rule, or regulation, including, without limitation, the Delaware General Corporation Law and the rules and regulations of the SEC.

The independent directors have strong leadership in Mr. Bali as Lead Independent Director, whose responsibilities include: (a) presiding at meetings of the Board at which the Chair is not present, including executive sessions of the independent directors; (b) reviewing and approving information sent to the Board; (c) serving as liaison between the Chair and the independent directors; and (d) being available for consultation and communication with major stockholders upon request. The Lead Independent Director also has the authority to call meetings of the independent directors.

The Board believes that its programs for overseeing risk, as described in **"Board Role in Risk Oversight"** below, would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function did not significantly impact its selection of the current leadership structure.

Board Role in Risk Oversight

Our Board, directly and through its committees, is responsible for oversight of our risk assessment process. The Board's role in the Company's risk oversight process includes receiving regular reports from members of our management team with respect to material risks that the Company faces, including, but not limited to: our credit, liquidity, cybersecurity, compliance and legal and regulatory, strategic, and reputational risks. The Board, or the applicable committee of the Board, regularly receives these reports from members of our management team to enable it to identify material risks and assess management's risk management and mitigation strategies, including recent risks that the Company has focused on, including various enterprise risks and market impacts. The Board engages with the Company's CEO, Chief Financial Officer, Chief Legal and Compliance Officer, along with other members of management, to determine the Company's risk tolerance and endeavors to see that management identifies, evaluates, and properly manages and mitigates the overall risk profile of the Company.

  

Audit Committee	**Compensation Committee**	**Nom Gov Committee**
Assesses risks relating to the Company's financial statements; and Oversees both the Company's external and internal audit functions and oversees the Company's compliance with applicable laws and regulations	Oversees the management of risks relating to the Company's executive compensation plans and arrangements; and Oversees the Company's Equity Incentive Plan and issuance of equity	Reviews, no less than annually, the independence of our Board and potential conflicts of interest concerning our Board and senior executives; and Oversees the Company's ESG initiatives

---

The Board's Role in Overseeing Information Technology and Cyber-Risk

We employ multiple methods and technologies to secure the Company's products, data, and computing environments and maintain the confidentiality, integrity, and availability of our information assets. Our Chief Information Security Officer ("CISO"), and Chief Information Officer ("CIO"), CEO, and Board, oversee the Company's Information Security Program and cybersecurity risk. The CEO and our Board receive quarterly reports from the Company's CISO and CIO on the Company's cyber-risk profile and information security initiatives. The Company's Information Security Program is administered by the CISO and CIO who maintain a direct reporting line to the CEO and the Board. The Board regularly receives information regarding evolving cybersecurity threat landscape from the CISO, CIO, and management, and is apprised directly of incidents exceeding certain risk tolerances. For additional information, refer to our most recent Annual Report on Form 10-K.

Executive Sessions of Independent Directors

Pursuant to our Corporate Governance Guidelines and the NYSE listing standards, to promote open discussion among non-employee directors, our non-employee directors regularly meet in executive sessions of non-employee directors. The executive sessions occur after each regularly scheduled meeting of the entire Board and at such other times that the non-employee directors deem necessary or appropriate. The Lead Independent Director presides over the executive sessions of the independent directors.

Director Attendance at Meetings of the Board and its Committees and Annual Meeting of Stockholders

Our Board held a total of twenty-seven (four regular and twenty-three special meetings) during the year ended December 31, 2024. During 2024, our directors attended an average of 99.5% of the aggregate of the total number of meetings of our Board and the total number of meetings held by all Board committees on which such person served.

We do not have a formal policy regarding director attendance at annual meetings of stockholders; however, our directors are expected to attend all Board and committee meetings, as applicable, unless the director has a valid excuse for absence, and to meet as frequently as necessary to discharge their responsibilities. Eight of our nine directors attended our 2024 annual meeting held on May 22, 2024.

Director Independence

Our Corporate Governance Guidelines provide that a majority of our directors serving on our Board must be independent as required by, and defined by, the rules, regulations, and listing qualifications of the NYSE. In general, a director is deemed independent if the director has no material relationships with our Company that may interfere with the exercise of the director's independence from management and our Company. Our Board, after broadly considering all relevant facts and circumstances regarding the past and current relationships, if any, of each director with the Company, has affirmatively determined that all of the Company's non-employee directors, Messrs. Judge, Fox, Bali, and Finch, and Mses. Mullarkey, Watson, and Nutton are independent directors, and determined that there are no material relationships that would interfere with the exercise of such directors' independence from management and our Company.

In making these independence determinations, our Nom Gov Committee reviewed and presented to the Board to consider, the following relationships and transactions, which the Board found did not affect the independence of the applicable director:

- **Atul Bali.** Mr. Bali is (i) an advisor to IWG Ltd. ("IWG"), an online instant win gaming company that is a current licensor of Everi content, for which Mr. Bali currently is a holder of Restricted Stock Units ("RSUs") of IWG's outstanding shares; (ii) an advisor to Fincore Ltd., a financial software company that provides certain software and services to Everi as well as a Remote Gaming Server platform provider for multiple competing content providers.

Regular Board and Committee Evaluations

The Board and the Audit, Compensation, and Nom Gov Committees have an annual evaluation of the committees and of the Board as a whole. In 2024, there was a Board and committee evaluation process, which focused on their roles and effectiveness, as well as fulfillment of their fiduciary duties. The evaluations were conducted and completed anonymously to encourage candid feedback. The results of the evaluations are reported to and reviewed by the full Board. Each committee and the Board was satisfied with its performance and considered itself to be operating effectively, with appropriate balance among governance, oversight, strategic, and operational matters.

BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors

Our Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nom Gov Committee. In addition, from time to time, special committees may be established under the direction of the Board when necessary to address specific issues. The composition of the Board committees complies with the applicable rules of the SEC, the NYSE, and applicable law. Our Board has adopted written charters for its Audit Committee, Compensation Committee, and Nom Gov Committee.

The table below depicts the Committee membership during fiscal year 2024 and the current Committee membership as of the date of this Proxy Statement. Our Board currently believes it is appropriate for each of the Board's non-employee/independent directors to serve on each of our committees. This approach encourages focused discussions that benefit from the variety of perspectives and experiences represented by each of our non-employee directors. Our Board also benefits from a majority of members being apprised of committee activities, which allows for the Board to respond quickly to issues that arise. Our Board has determined that each of the members of our standing committees identified below is "independent," as defined under and required by the rules of the SEC and the NYSE. Directors, Michael D. Rumbolz, Executive Chair of the Board, and Randy L. Taylor, President and Chief Executive Officer, do not serve as a member of any committees of the Board as they are not "independent," as defined under and required by the rules of the SEC and the NYSE.

Name	Independent	Audit	Compensation	Nom Gov Committee	# of Other Public Company Boards
Geoffrey P. Judge	✓	●	●	Chair	0
Linster W. Fox	✓	Chair	●	●	0
Maureen T. Mullarkey	✓	●	Chair	●	1
Atul Bali	✓	●	●	●	1
Paul W. Finch, Jr.	✓	●	●	●	0
Secil Tabli Watson	✓	●	●	●	1
Debra L. Nutton	✓	●	●	●	0

Audit Committee

Our Audit Committee is comprised entirely of directors who satisfy the standards of independence established under the applicable SEC rules and regulations, NYSE listing standards, and our Corporate Governance Guidelines. Also, each member of our Audit Committee satisfies the financial literacy requirements of NYSE listing standards.

MEMBERS	The Audit Committee has responsibility to, among other things, review and discuss with management and our independent auditor, each, as appropriate:
Linster W. Fox **(Chair)*** Geoffrey P. Judge** Maureen T. Mullarkey* Atul Bali* Paul W. Finch, Jr.** Secil Tabli Watson* Debra L. Nutton** Meetings in 2024: 5 * "Audit Committee Financial Expert" in accordance with NYSE listing standards ** "Financially Literate" in accordance with NYSE listing standards	▪ the integrity of our financial statements in accordance with generally accepted accounting principles ("GAAP") and applicable rules and regulations of the SEC and the NYSE, including the Company's annual and quarterly audited financial statements; ▪ the performance and adequacy of the Company's internal audit function and internal auditors; ▪ policies with respect to risk assessment and risk management, including information technology risks (inclusive of but not limited to data privacy and security issues) and major financial risk, and the steps management has taken to monitor and control such exposures (further detail about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "**BOARD AND CORPORATE GOVERNANCE MATTERS — *Board Role in Risk Oversight***" above); ▪ the performance and independence of the Company's independent auditor; ▪ our compliance with certain legal and regulatory requirements, including reports from the Company's independent auditor in connection with the preparation of the Company's financial statements; and ▪ related-party transactions.

Compensation Committee

Our Compensation Committee is comprised entirely of directors who satisfy the standards of independence established under the applicable SEC rules and regulations, NYSE listing standards, and our Corporate Governance Guidelines.

MEMBERS	Pursuant to its charter, the purposes of the Compensation Committee are to, among other things:
Maureen T. Mullarkey **(Chair)**	▪ oversee the responsibilities of our Board relating to compensation of our executive officers;
Geoffrey P. Judge	▪ oversee initiatives and metrics in relation to human capital management, including corporate culture and attracting and retaining talent;
Linster W. Fox	▪ produce the annual Compensation Committee Report for inclusion in our proxy statement and Annual Report on Form 10-K, as applicable, per applicable rules and regulations; and
Atul Bali	▪ design, recommend, and evaluate our executive compensation plans, policies, and programs.
Paul W. Finch, Jr. Secil Tabli Watson Debra L. Nutton	In addition, our Compensation Committee works with our executive officers, including our Chief Executive Officer, to implement and promote our executive compensation strategy. See "**EXECUTIVE COMPENSATION — *Compensation Discussion and Analysis***" for additional information on our Compensation Committee's processes and procedures for the consideration and determination of executive compensation.
Meetings in 2024: 4	According to its charter, our Compensation Committee has the sole authority, at our expense, to retain, terminate, and approve the fees and other retention terms of outside consultants to advise our Compensation Committee in connection with the exercise of its powers and responsibilities. Mercer provided the Compensation Committee and/or the Nom Gov Committee, as requested, with independent consulting and advisory services related to executive and director compensation philosophy and strategy, short and long-term incentive plan designs, pay-for-performance analysis, reporting disclosures, and communications. See ***"Director Compensation"*** and "***Role of Compensation Consultants"*** for additional information.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2024, no member of the Compensation Committee was, or formerly was, an officer or employee of the Company or its subsidiaries. During fiscal year 2024, no interlocking relationship existed between any member of the Company's Board or Compensation Committee, and any member of the board or compensation committee of any other company.

Nom Gov Committee

Our Nom Gov Committee identifies individuals qualified to become members of our Board, makes recommendations to our Board regarding director nominees for the next annual general meeting of stockholders, and develops and recommends corporate governance principles to our Board. Our Nom Gov Committee, in its business judgment, has determined that it is comprised entirely of directors who satisfy the applicable standards of independence established under the SEC's rules and regulations, NYSE listing standards, and our Corporate Governance Guidelines. For information regarding our Nom Gov Committee's policies and procedures for identifying, evaluating, and selecting director candidates, including candidates recommended by stockholders, see *"Director Candidate Qualification and Nomination Process"* below.

MEMBERS	Pursuant to its charter, the purposes of the Nom Gov Committee are to, among other things:
Geoffrey P. Judge **(Chair)**	▪ compile and present to the Board potential criteria for prospective members of our Board, conduct candidate searches and interviews, and formally propose the slate of directors to be elected at each annual meeting of our stockholders;
Linster W. Fox	
Maureen T. Mullarkey	▪ advise our Board about appropriate composition and compensation of our Board and its committees;
Atul Bali	▪ develop and recommend to our Board adoption of our Corporate Governance Guidelines, our Code of Business Conduct, Standards and Ethics and our policies with respect to conflicts of interest;
Paul W. Finch, Jr.	
Secil Tabli Watson	▪ make recommendations to the Board as to the membership of committees of the Board;
Debra L. Nutton	▪ oversee and evaluate our Board and management;
	▪ oversee the Company's corporate responsibility, sustainability, and ESG initiatives and programs; and
	▪ monitor our compliance with applicable laws, rules, and regulations.
Meetings in 2024: 4	In addition, our Nom Gov Committee works with our executive officers, including our Chief Executive Officer, to implement and promote our director compensation strategy. See *"Director Compensation"* for additional information on our Nom Gov Committee's processes and procedures for the consideration and determination of director compensation. According to its charter, our Nom Gov Committee has the authority, at our expense, to retain, terminate, and approve the fees and other retention terms of outside consultants to advise our Nom Gov Committee in connection with the exercise of its powers and responsibilities.

The duties and responsibilities of each of our standing committees are more fully described in their respective charters, which are available at the Corporate Governance section of the "Investors" page on our website at: https://www.everi.com/investor-relations/governance/governance-documents/.

Director Candidate Qualification and Nomination Process

Director Selection Process. Our Nom Gov Committee is responsible for recommending director candidates and nominees to the full Board, in collaboration with the Chair of the Board.

As provided in the charter of the Nom Gov Committee, nominations for director may be made by the Nom Gov Committee or by a stockholder of record entitled to vote. The Nom Gov Committee will consider and make recommendations to the Board regarding any stockholder recommendations for candidates to serve on the Board. The Nom Gov Committee does not consider stockholder recommended candidates differently than other candidates. Stockholders wishing to recommend candidates for consideration by the Nom Gov Committee may do so in accordance with the instructions set forth under "***When are stockholder proposals due for the 2026 Annual Meeting of Stockholders?***" in the "**FREQUENTLY ASKED QUESTIONS**" section of this Proxy Statement.

Our Nom Gov Committee seeks to identify candidates based on input provided by several sources, including (i) other members of the Board, (ii) officers and employees of the Company, and (iii) stockholders of the Company.

Our Nom Gov Committee will also seek ongoing input from the incumbent directors and the Chief Executive Officer, with the goal of identifying and informally approaching possible director candidates in advance of actual need. The Company does not pay any third-party to identify or assist in identifying or evaluating potential nominees. The Board shall itself determine in each case how an invitation to join the Board shall be extended to director nominees, other than those nominated directly by the Company's stockholders.

DIRECTOR QUALIFICATIONS

Key factors that the Nom Gov Committee considers when determining whether to recommend directors for nomination include:

- **Experience** — Particular qualifications, attributes, and skills and leadership that are relevant to the Company's industry

- **Age and Tenure** — The age and Board tenure of each incumbent director

- **Board Size** — The Nom Gov Committee periodically evaluates the size of the Board, depending on the Board's needs

- **Board Independence** — Independence of candidates for director nominees, including the appearance of any conflict in serving as a director

- **Board Contribution** — Integrity, business judgment, and commitment

- **Willingness to Continue to Serve** — As applies to current directors if re-nominated

A detailed description of the criteria used by the Nom Gov Committee in evaluating potential candidates may be found in the charter of the Nom Gov Committee which is available at the Corporate Governance section of the "Investors" page on our website at: https://www.everi.com/investor-relations/governance/governance-documents/.

HOW EVERI BUILDS ITS BOARD

The Board regularly identifies potential director candidates in anticipation of retirements, resignations, or the need for additional capabilities. This chart describes the ongoing Nom Gov Committee process to identify highly qualified candidates.



1

Consider Current Board Core Competencies & Strategic Needs

The Board maintains its focus on core competencies of strategic oversight, corporate governance, stockholder advocacy, and leadership and has a wide range of expertise and perspective that, collectively, enable the Board to perform its oversight function effectively.

▼

2

Consider Qualified Candidates

Identify exceptional candidates that possess integrity, independent judgment, substantial business experience, and a skill set to meet existing or future business needs.

▼

3

Check Conflict of Interest References

All candidates are screened for conflicts of interest and the ability to secure relevant licenses required.

▼

4

Nom Gov Committee

Consider shortlisted candidates; after deliberations, Nom Gov Committee recommends candidates for election to the Board.

▼

5

Full Board

Engage with shortlisted candidate(s); dialogue and decision with a commitment to varied backgrounds, expertise, skills, and range of tenures.

▼

6

Regulatory Licensing Process

Initiate and complete regulatory approval process in all applicable jurisdictions.

Board Composition

Our Board believes that the Company's directors should possess a combination of skills, professional experience, expertise, and backgrounds necessary to enable the Board to perform its oversight function effectively. Our Board maintains there are certain attributes every director should possess, as reflected in the Board's membership criteria as discussed above in the "**Director Selection Process**." Accordingly, our Board and our Nom Gov Committee consider the qualifications of directors and director candidates individually, and in the context of the Board's overall composition, and the Company's current and anticipated future needs. The Board assesses the effectiveness of this goal as part of its annual evaluation process.

Board Refreshment

Below presents a snapshot of the expected composition of our Board immediately following the Annual Meeting.



Our Board also believes that directors develop an understanding of the Company and an ability to work effectively as a group over time. This provides substantial value and a significant degree of continuity year-over-year which is beneficial to our stockholders.

Retirement Age

The Board has established a retirement age policy of 75 years for directors, as reflected in our Corporate Governance Guidelines. The Board believes that it is important to monitor its composition, skills, and needs in the context of the Company's long-term strategic goals, and, therefore, may elect to waive the policy as it deems appropriate (e.g., as a result of the Pending Proposed Transaction, any directors who would have reached the established retirement age would continue to serve until the consummation of the Pending Proposed Transaction occurs or until their term expires). The Board believes it is important to balance refreshment with the need to retain directors who have developed, over time, significant insight into the Company and its operations, and who continue to make valuable contributions to the Company that benefit our stockholders.

Director Compensation

Pursuant to the authority granted in its charters, the Compensation Committee and the Nom Gov Committee may engage an independent Compensation Consultant. The Compensation Consultants report directly to the Compensation Committee and the Nom Gov Committee, who may replace the consultants or hire additional consultants at any time.

During 2024, Mercer provided the Compensation Committee and the Nom Gov Committee, as requested, with independent consulting and advisory services related to executive and director compensation philosophy and strategy, short and long-term incentive plan designs, pay-for-performance analysis, disclosure, and communications.

Our Compensation Committee and/or the Nom Gov Committee made decisions and/or made recommendations to the Board regarding the compensation of the Company's executives and/or directors, including appropriate peer group(s) against which the Company's executive and director compensation programs are measured. The peer group used for purposes of setting executive compensation as described in the **"Compensation Discussion Analysis"** section of this Proxy Statement was adopted by the Compensation Committee in Q4 2023 for use in the design of the Company's 2024 executive and director compensation programs.

Our Compensation Committee and the Nom Gov Committee regularly review the services provided by its outside consultants and advisors and determined their independence in providing compensation consulting services and advice. See also "**Role of Compensation Consultants**" in the "**Compensation Discussion and Analysis**" section of this Proxy Statement.

Our Compensation Committee and the Nom Gov Committee continue to monitor the independence of its consultants and advisors on a periodic basis.

In 2024, our non-employee directors were compensated through annual cash retainers and equity awards for Board and Board Committee service, as follows:

	Annual cash retainers[1] ($)	Equity awards value ($)
All non-employee Board Members	75,000	150,000
Lead Independent Director	30,000	—
Audit Committee Chair	25,000	—
Audit Committee Member	12,500	—
Compensation Committee Chair	20,000	—
Compensation Committee Member	10,000	—
Nom Gov Committee Chair	15,000	—
Nom Gov Committee Member	9,375	—

_____

(1) All non-employee Board Members receive an annual cash retainer. To the extent Board Members perform additional services, they receive additional amounts reflected in this illustration, as applicable.

The following table sets forth the compensation of our independent members of the Board for the fiscal year ended December 31, 2024:

Name[1]	Fees earned or paid in cash ($)	Stock awards[2] ($)	Total ($)
Linster W. Fox	119,375	86,028	205,403
Geoffrey P. Judge	112,500	86,028	198,528
Maureen T. Mullarkey	116,875	86,028	202,903
Atul Bali	136,875	86,028	222,903
Paul W. Finch, Jr.	106,875	86,028	192,903
Secil Tabli Watson	106,875	86,028	192,903
Debra L. Nutton	106,875	86,028	192,903

_____

(1) At December 31, 2024, our independent directors had the following aggregate numbers of outstanding stock awards and shares underlying outstanding option awards:

Name	Vested stock awards[i] (#)	Unvested stock awards (#)	Shares underlying option awards (#)
Linster W. Fox	74,564	10,700	70,000
Geoffrey P. Judge	74,564	10,700	135,000
Maureen T. Mullarkey	74,564	10,700	—
Atul Bali	51,673	10,700	—
Paul W. Finch, Jr.	19,200	10,700	—
Secil Tabli Watson	19,200	10,700	—
Debra L. Nutton	9,200	10,700	—

(i) Represents deferred stock units, for which the time-based vesting requirement has been satisfied; however, these awards will only settle in shares of Common Stock in accordance with the provisions set forth in the grant notices.

(2) Represents the aggregate grant date fair value of the directors' Time-based RSU awards in fiscal year 2024, as calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, Stock Compensation. The RSU awards granted in 2024 to independent members of our Board vest on the first anniversary date following the grant date. Vested shares will be delivered to the reporting person on the earliest of the following events: (i) ten years from the date of grant; (ii) the reporting person's death; (iii) the occurrence of a Change in Control (as defined in our equity incentive plans), subject to qualifying conditions; or (iv) the date that is six months following the reporting person's separation from service, subject to qualifying conditions. For a discussion on the assumptions made in the valuation of the directors' RSU awards, see the notes to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Chief Executive Officer and Senior Management Succession Planning

The Board's deep commitment to excellence in corporate governance is reflected in its regular review of and ongoing work to further its existing senior leadership succession planning to maintain long-term continuity. Our Board periodically reviews the overall composition of our senior management's qualifications, tenure, and experience. Our Chief Executive Officer, after consultation with other members of management, provides the Board with a list of key individuals with immediate impact, the critical area of such individual's impact, short-term/ interim action, and long-term action. Our Board reviews this information with our Chief Executive Officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval, or Ratification of Transactions with Related Persons

Under written procedures adopted by the Board, any transaction that is required to be reported under Item 404(a) of Regulation S-K promulgated by the SEC must be reviewed, approved, or ratified, where pre-approval is not feasible by the Audit Committee. The types of transactions subject to these procedures include, but are not limited to:

• the purchase, sale, or lease of assets to or from a related person;

• the purchase or sale of products or services to or from a related person; or

• the lending or borrowing of funds from or to a related person.

Approval of transactions with related persons shall be at the discretion of the Audit Committee, but the Audit Committee shall consider:

• the consequences to the Company of consummating or not consummating the transaction;

• the extent to which the Company has a reasonable opportunity to obtain the same or a substantially similar benefit of the transaction from a person or entity other than the related person; and

• the extent to which the terms and conditions of such transaction are more or less favorable to the Company and its stockholders than the terms and conditions upon which the Company could reasonably be expected to negotiate with a person or entity other than the related person.

Further, our Code of Business Conduct, Standards and Ethics requires our non-employee directors and our officers and employees to raise with our General Counsel any material transaction or relationship that could reasonably be expected to give rise to a personal conflict of interest. Our Corporate Governance Guidelines also prohibit the Company's making of any personal loans to directors, executive officers, or their immediate family members.

Transactions with Related Persons

The were no reportable related party transactions that required review, approval, or ratification of the Audit Committee or any other committee.

Stockholder Engagement and Outreach

We actively and regularly engage with our stockholders, investors, and analysts, and we value their opinions. We believe in providing timely and transparent information to our investors. Executive management and our Investor Relations team routinely listen to and communicate with our stockholders on a variety of matters relating to our business strategy and performance, corporate governance, board composition and structure, executive compensation program, and corporate responsibility and sustainability initiatives in various forums, which have included and may include:

• earnings presentations;

• industry conferences, including virtual meetings;

• conference calls; and

• non-deal roadshow presentations.

In 2024, we participated in "in-person" conferences and held numerous meetings and calls with covering analysts and investors. In our meetings, we discussed a variety of topics that are important to investors, including our Company performance and operations, new products and growth initiatives, industry trends, corporate governance, and the Pending Proposed Transaction. From these various engagements, we gather stockholder feedback which is relayed to our Board and its committees, and work with them to enhance our practices and improve our disclosures.

Communication Between Interested Parties and Directors

Stockholders and other interested parties may communicate with individual directors (including the Chair and Lead Independent Director), the members of a Committee of the Board, the independent directors as a group, or the Board as a whole, by addressing the communication to the named director, the Committee, the independent directors as a group, or the Board as a whole, **c/o Corporate Secretary, Everi Holdings Inc., 7250 South Tenaya Way, Suite 100, Las Vegas, NV 89113, or via e-mail to secretary@everi.com.** The Company's Corporate Secretary will forward all correspondence to the named director, the committee, the independent directors as a group or the Board as a whole, except for spam, junk mail, mass mailings, product complaints or inquiries, job inquiries, surveys, business solicitations, or advertisements or patently offensive or otherwise inappropriate material. The Company's Corporate Secretary may forward certain correspondence, such as product-related inquiries, elsewhere within the Company for review and possible response.

Relationships Among Directors or Executive Officers

There are no family relationships among any of the Company's directors or executive officers.

Executive Employment Agreements

We are party to employment agreements with each of our named executive officers. The material terms of the employment agreements with our named executive officers are described under "**EXECUTIVE COMPENSATION — Compensation of Named Executive Officers —** *Employment Contracts and Equity Agreements, Termination of Employment and Change in Control Arrangements*."

Director and Officer Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We have purchased and maintain insurance on behalf of all our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required to have the power to indemnify them against the same liability.

EXECUTIVE OFFICERS

Set forth below is certain information regarding each of our current executive officers, other than Messrs. Rumbolz and Taylor, whose biographical information is presented under **"Class II Director Nominees,"** and **"Class I Directors Whose Terms Will Expire in 2027,"** respectively.

Name	Age	Position
Michael D. Rumbolz	71	Executive Chair of the Board
Randy L. Taylor	62	President and Chief Executive Officer
Mark F. Labay	53	Executive Vice President, Chief Financial Officer and Treasurer
Darren D. A. Simmons	56	Executive Vice President, FinTech Business Leader
David J. Lucchese	66	Executive Vice President, Sales and Marketing
Kate C. Lowenhar-Fisher	47	Executive Vice President, Chief Legal Officer - General Counsel and Corporate Secretary
Todd A. Valli	50	Senior Vice President, Corporate Finance and Tax & Chief Accounting Officer

Mark F. Labay has served as our Executive Vice President, Chief Financial Officer and Treasurer since April 2020, having previously served as the Company's Senior Vice President, Finance and Investor Relations since April 2014, among other responsibilities since August 2002.

Darren D. A. Simmons has served as our Executive Vice President, FinTech Business Leader since January 2019, having previously served as the Company's Payments Business Leader from December 2017 through December 2018, Senior Vice President, Payments Solutions from January 2015 through November 2017, and Senior Vice President, International Business from August 2006 through December 2014.

David J. Lucchese has served as our Executive Vice President, Sales and Marketing since March 2023, having previously served as our Executive Vice President, Sales, Marketing and Digital since April 2020, as our Executive Vice President, Digital and Interactive Business Leader since January 2017, our Executive Vice President, Games since January 2015, our Executive Vice President, Client Operations from March 2014 to January 2015, and our Executive Vice President, Sales from April 2010 to March 2014.

Kate C. Lowenhar-Fisher has served as our Executive Vice President, Chief Legal Officer – General Counsel and Corporate Secretary since March 2021. Prior to joining the Company, Ms. Lowenhar-Fisher served as an Equity Member of the law firm of Dickinson Wright, PLLC from January 2015 to March 2021, and served as Chair of its Gaming & Hospitality Practice Group, where she counseled many of the world's premier gaming companies on regulatory issues in connection with mergers and acquisitions, corporate restructuring, reorganizations, and financings. Prior to Dickinson Wright, PLLC, Ms. Lowenhar-Fisher served as a Shareholder at Brownstein Hyatt Farber Schreck, LLP (formerly known as Schreck Brignone) from September 2002 to December 2014, where she specialized in gaming law and commercial transactions.

Todd A. Valli has served as our Senior Vice President, Corporate Finance and Tax & Chief Accounting Officer since September 2015. Preceding this appointment, Mr. Valli served as Vice President of Corporate Finance and Investor Relations for the Company, among other responsibilities, since September 2011.

PROPOSAL 2
ADVISORY (NON-BINDING) VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS (SAY ON PAY)
(Item No. 2 on the Proxy Card)

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RESOLUTION APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

As required by Item 24 of Schedule 14A, we are asking for stockholder approval, on a non-binding, advisory basis, of the compensation of our named executive officers as disclosed in this Proxy Statement, which disclosures include the disclosures under "*Compensation Discussion and Analysis*," the compensation tables, and the narrative discussion following the compensation tables. This proposal, commonly known as a "Say on Pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement.

We believe that the Company has created a compensation program deserving of stockholder support. At our 2024 annual meeting of stockholders, 97.4% of the votes cast supported our executive compensation program for 2023. Our Compensation Committee, which is responsible for designing and administering our executive compensation program, has designed our executive compensation program to provide a competitive and internally equitable compensation and benefits package that reflects Company performance, job complexity and the strategic value of the applicable position, while promoting long-term retention, motivation, and alignment with the long-term interests of the Company's stockholders.

Please read "*Compensation Discussion and Analysis*" for additional details about our executive compensation program, including information about the 2024 compensation of our named executive officers.

The Board unanimously recommends that stockholders vote in favor of the following resolution:

> "RESOLVED, that the stockholders of Everi Holdings Inc. approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, set forth in the Company's definitive proxy statement for the 2025 Annual Meeting of Stockholders."

Approval of this non-binding, advisory "Say on Pay" resolution requires the affirmative vote of the holders of a majority of the votes cast at the Annual Meeting at which a quorum is present.

The vote on this proposal is non-binding and advisory in nature and will not affect any compensation already paid or awarded to any named executive officer, and it will not be binding on or overrule any decisions by our Board or our Compensation Committee. Nevertheless, our Board highly values input from our stockholders, and our Compensation Committee will carefully consider the result of this vote when making future decisions about executive compensation. The Board has adopted a policy of providing for annual "Say on Pay" advisory votes. Unless the Board modifies its policy on the frequency of holding "Say on Pay" advisory votes, the next "Say on Pay" advisory vote will occur in 2026.

EXECUTIVE COMPENSATION

The Company is a holding company, the principal asset of which is the capital stock of Everi Payments Inc. ("Everi FinTech"), and the capital stock of Everi Games Holding Inc. ("Everi Games Holding"), which is the parent of Everi Games Inc. ("Everi Games"). The executive officers of the Company are employees of Everi FinTech, other than Mr. Ehrlich who was an employee of Everi Games. The references in this Proxy Statement to executive compensation relate to the executive compensation paid by Everi FinTech or Everi Games to such executive officers.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis ("CD&A") describes the philosophy, objectives, and structure of our 2024 executive compensation program for our "named executive officers" or "NEOs." This CD&A is intended to be read in conjunction with the Compensation of Named Executive Officers section contained within this Executive Compensation portion of the Proxy Statement, which provides further historical compensation information.

The following individuals were our NEOs for the fiscal year ended December 31, 2024:

Name	Current Title
Randy L. Taylor	President and Chief Executive Officer
Mark F. Labay	Executive Vice President, Chief Financial Officer and Treasurer
Darren D. A. Simmons	Executive Vice President, FinTech Business Leader
David J. Lucchese	Executive Vice President, Sales and Marketing
Kate C. Lowenhar-Fisher	Executive Vice President, Chief Legal Officer – General Counsel and Corporate Secretary
Dean A. Ehrlich [1]	*Former* Executive Vice President, Games Business Leader

_____

(1) Mr. Ehrlich served as Executive Vice President, Games Business Leader until September 1, 2024.

Quick CD&A Reference Guide

Executive Summary	Section I
Compensation Philosophy and Objectives	Section II
Compensation Decision Making Process	Section III
Compensation Competitive Analysis	Section IV
Elements of Compensation	Section V
Additional Compensation Policies and Practices	Section VI

I. Executive Summary

Everi's compensation policies and practices strive to align pay with performance, and our belief that strong performance and profitable growth will build long-term stockholder value. While FinTech's financial access services and software and other business continued to report steady revenue growth, this was offset by declines in FinTech hardware revenues primarily due to timing and resulted in the overall FinTech revenues being relative flat with the prior year. The Games business continued to experience challenges due to lower than expected performance of new game titles impacting game sales and contributing to the continued contraction of the installed base and softer average win per day. As a result of lower revenues and higher operating expenses, net income decreased to $15.0 million and earnings per diluted share declined to $0.17.

Below are some additional results for 2024:

- Total Revenues of $757.9 million, consisted of:
  ▪ Games revenue of $378.9 million; and
  ▪ FinTech revenue of $379.0 million.
- Recurring revenues were $586.9 million or 77% of total revenue.
- Total costs and expenses increased by 6% most notably from operating expenses, which include transaction-related expenses, research and development expenses, and depreciation charges.
- Interest expense, net of interest income, decreased 6% due to lower interest rates and outstanding debt balances.
- Investment of $156.4 million in capital investments for future organic growth.

For more information on our 2024 results and other related financial measures, we refer you to our 2024 Annual Report.

Compensation Actions

The Compensation Committee, in conjunction with the entire Board, has continually strived to make compensation decisions that would be in the best interest of the Company, our stockholders, and our employees. Some highlights from the past year include:

- **Consistent Annual Incentive Metrics:** Our 2024 annual cash incentive metrics remained unchanged from 2023, comprising Consolidated Revenue (35%), adjusted earnings before interest, taxes, depreciation and amortization ("AEBITDA") (35%), and personal goals (30%).

- **Majority of CEO Long-Term Incentive Awards Tied to Performance:** In 2024, we granted performance-based restricted stock units ("PSUs") and service-based RSUs as long-term incentive awards to the NEOs. For 2024, we continued the practice of granting 60% of Mr. Taylor's long-term incentive awards based on performance criteria, and for other NEOs, we continued the practice of granting 50% of the long-term incentive awards based on performance criteria.

- **Metrics in our PSU program:** For 2024, we adjusted the metrics in our PSU program to eliminate the cumulative operating income performance measure and allowed for vesting based solely on Total Stockholder Return ("TSR") relative to the Russell 3000 index over a three-year performance period.

- **No Annual Incentive Payout for 2024 Performance:** For the year ended December 31, 2024, we did not meet the Consolidated Revenue and AEBITDA goal thresholds and therefore no bonuses were paid to our NEOs.

- **No Payout for PSUs vesting in 2024:** 2022 PSUs, which had a three-year performance period that ended as of December 31, 2024, did not vest given that the minimum performance goals were not met, consistent with our rigorous pay for performance philosophy.

II. Compensation Philosophy and Objectives

The principal objective of the Company's executive compensation policies is to align the executives' incentives with the achievement of the Company's strategic goals, which are in turn designed to enhance stockholder value. The Company designed its executive compensation policies to be both fair and reasonable considering performance, competitive with the compensation paid to executives of similarly situated companies, and to incent its executives to achieve the Company's strategic goals, while at the same time discouraging them and other employees from taking excessive risk.

Our primary objectives can be summed up as such:

☑ Align the interests of our executives with those of stockholders;

☑ Link executive compensation to the Company's short-term and long-term performance;

☑ Attract, motivate, and retain high performing executive officers through competitive compensation arrangements; and

☑ Promote long-term value creation and growth strategies.

Compensation Governance Practices

The following is an overview of the highlights of our compensation structure, and the fundamental compensation policies and practices we do and do not use:

WHAT WE DO

 **Executive Compensation Based on Pay-for-Performance Philosophy.** We align the interests of our executives and stockholders through the use of performance-based annual cash incentive compensation and service and performance-based long-term equity incentive compensation.

 **Double-Trigger Severance Payments.** A Change in Control by itself is not sufficient to trigger severance payments, or acceleration of equity vesting; it must also be accompanied by a qualifying termination.

 **Cash and Equity Clawback Policy.** We have a Clawback Policy regarding the recoupment of incentive compensation in the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under U.S. federal securities laws, the Company is required, subject to certain limited exceptions, to recover the amount of any incentive compensation received by an officer of the Company (as defined under Rule 16a-1 under the Exchange Act) during the clawback period that is in excess of the amount that otherwise would have been received had it been determined based on the restated financial statements.

 **Stock Ownership Guidelines for Officers and Directors.** Our officers and directors are required to accumulate stock holdings over a reasonable period of time that is a multiple of their respective base salaries or Board retainers, as applicable.

 **Independent Committee Members.** Our Compensation Committee is comprised of entirely independent members.

 **Independent Compensation Consultant.** We engage an independent compensation consultant to review and provide recommendations regarding our executive compensation program.

 **Peer Group Analysis.** We review total direct compensation (base salary, annual cash incentive, and long-term incentive payments) and the mix of compensation components for the NEOs relative to the peer group as one of the factors in determining if compensation is adequate to attract and retain executive officers.

WHAT WE DON'T DO

 **Allow Pledging of Our Securities.** Our officers and directors are prohibited from pledging our stock to secure loans of any type.

 **Allow Hedging of Our Securities.** Our officers and directors are prohibited from engaging in any hedging or other speculative trading in our stock.

 **Reprice Stock Options without Stockholder Approval.**

 **Allow Cash Buyouts of Underwater Stock Options without Stockholder Approval.**

 **No Defined Benefit or Supplemental Retirement Plans.** We do not provide pension arrangements, retirement plans, or nonqualified deferred compensation plans or arrangements to our executives, other than benefits generally available to our employees.

 **Allow Excise Tax Gross-Ups.**

 **Grant Excess Perquisites.**

 **No Dividends on Full Value Awards Unless and Until Awards Vest.**

Components of Our Compensation Program

The Compensation Committee oversees our executive compensation program, which includes several elements that have been tailored to incentivize and reward specific aspects of Company performance, which our Board believes are important to delivering long-term stockholder value. Key components of our 2024 compensation program are:

Type	Element	Performance Period	Objective	Performance Measured and Rewarded [1][2]
Fixed	Base Salary	Annual	Recognizes an individual's role and responsibilities and serves as an important retention vehicle	• Reviewed annually and set based on market competitiveness, individual performance, and internal equity considerations
Short-Term Incentive Plan				
Performance - based	Annual Incentive Bonus	Annual	Rewards achievement of annual financial objectives and individual performance goals	• Consolidated Revenue (35%) • AEBITDA (35%) [1] • Individual Performance Goals (30%)
Long-Term Incentive Plan				
Performance - based	PSUs: CEO - 60% NEOs and Senior Executives - 50%	Long-Term	Supports the achievement of long-term financial objectives and stockholder returns	• Total Stockholder Return (100%) • Three-year performance period
Time-based	RSUs: CEO - 40% NEOs and Senior Executives - 50%	Long-Term	Provides retention and aligns the interests of management and stockholders via share price growth	• Vests ratably over three years

(1) We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, non-cash stock compensation expense, accretion of contract rights, impairment of intangible assets, employee severance costs, merger-related employee retention costs, merger-related professional fees and related expenses, inventory related adjustments, non-recurring litigation costs net of settlements and insurance proceeds received, facilities consolidation costs, asset acquisition expense including the reduction of contingent consideration and other non-recurring professional fees, debt amendment costs and other one-time charges and benefits. For additional information related to AEBITDA, refer to Appendix A: Unaudited Reconciliation of Selected Financial GAAP to non-GAAP measures.

2024 Target Total Compensation

Consistent with our desire to align pay and performance, we take the above-mentioned elements and more heavily weight their distribution towards variable (or, "at-risk") compensation. Although our Compensation Committee does not target a specific allocation for each pay element, the Compensation Committee attempts to deliver an appropriate balance between fixed and variable elements, as well as short- and long-term incentives, as evidenced here in the following target pay mix allocation charts.



CEO PAY MIX
Base
Bonus
RSU
PSU
19%
19%
25%
37%
82%
AT RISK PAY

OTHER NEO PAY MIX
Base
Bonus
RSU
PSU
Retention Bonus
3%
31%
23%
21%
22%
66%
AT RISK PAY

Note: The target pay mix includes 2024 base salaries, target annual cash incentives, retention bonuses and grant date fair values of equity awards issued in connection with the annual grant.

2024 Say on Pay Results

At our 2024 Annual Meeting of Stockholders, our Say on Pay proposal received the support of approximately 97.4% of the shares voted, which we believe indicates strong support for our compensation program and practices. Our Compensation Committee believes the support for our ongoing efforts to improve and refine our compensation program, and further align management and stockholder interests was reflected in the strong support for our 2024 Say on Pay proposal. Therefore, the Compensation Committee did not make any changes to our 2024 compensation program directly as a result of the Say on Pay vote.

III. Compensation Decision Making Process

Role of the Board

Our Board has a Compensation Committee, consisting exclusively of independent directors. The Compensation Committee's charter authorizes it to review and approve or to recommend for approval to the full Board, the compensation of our Chief Executive Officer and other executives. Our Board has authorized our Compensation Committee to make various decisions with respect to executive compensation. However, the Board also may make determinations and approve compensation in its discretion, including where the Compensation Committee recommends that the Board considers such executive compensation matters.

Role of the Compensation Committee

Our Compensation Committee evaluates the performance of our Chief Executive Officer and approves the compensation for our Chief Executive Officer considering the goals and objectives of our compensation program for that year. Our Compensation Committee annually assesses the performance of our other executives, and based in part on the recommendations from our Chief Executive Officer, approves the compensation of these executives. Our Compensation Committee may delegate its authority to subcommittees, but retains, and does not delegate, any of its responsibility to determine executive compensation.

Role of Management

At the request of our Compensation Committee, our Chief Executive Officer may attend a portion of our Compensation Committee meetings, including meetings at which our Compensation Committee's Compensation Consultant is present. This enables our Compensation Committee to review, with our Chief Executive Officer, the corporate and individual goals that the Chief Executive Officer regards as important to achieve our overall business objectives. Our Compensation Committee also requests that our Chief Executive Officer assess the performance of, and our goals and objectives for, certain other officers as deemed appropriate, including our other NEOs. In addition, our Compensation Committee may request certain other executives to provide input on executive compensation, including assessing individual performance and future potential, financial performance information relevant to our short- and long-term incentive goals, market data analyses and various compensation decisions relating to bonuses, equity awards, and other pay during the year. None of our executives attends any portion of Compensation Committee meetings at which his or her compensation is discussed except at the request of the Compensation Committee.

Role of Compensation Consultant

The Compensation Committee's practice has been to retain a compensation consultant to provide objective advice and counsel to the Compensation Committee on all matters related to the compensation of our executive officers and directors, as well as our compensation programs generally. Mercer, a wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"), has been retained by the Compensation Committee as its compensation consultant.

Pursuant to the authority granted in their charters, the Compensation Committee, together with the Nom Gov Committee, engaged Mercer to provide consulting and advisory services related to executive and director compensation philosophy and strategy, short and long-term incentive plan designs, pay-for-performance analysis, reporting disclosures, and communications. The Compensation Consultant reports directly to the Compensation Committee and/or the Nom Gov Committee, who may replace the Compensation Consultant or hire additional consultants at any time. The Compensation Consultant attends meetings of the Compensation Committee and/or the Nom Gov Committee, as requested, and may communicate with the Chair of the Compensation Committee and/or the Nom Gov Committee between meetings.

The Compensation Committee's relationship with Mercer is reviewed annually and was continued in fiscal 2024. Mercer communicates regularly with the Company to gather information and review its proposals, but is retained by and reports directly to the Compensation Committee. The Compensation Committee assessed the independence of Mercer pursuant to applicable SEC and NYSE rules and concluded that the engagement did not raise any conflicts of interest during fiscal 2024 and currently does not raise any conflicts of interest.

In addition, during the fiscal year ended 2024, Mercer and certain affiliates of MMC were retained by the Company to provide other services, including insurance brokerage services. The aggregate fees paid for executive compensation related services were approximately $186,000. The aggregate fees paid for other services, including those provided by MMC affiliates in fiscal 2024 were approximately $263,000, which were approved by the Company in the ordinary course of business. Mercer and its MMC affiliates committed to follow safeguards between the executive compensation consultants engaged by the Compensation Committee and the other service providers to our company to ensure that the Compensation Committee's executive compensation consultants continued to fulfill their role in providing objective, unbiased advice. Mercer provided the Compensation

Committee with an annual update on Mercer's financial relationship with our Company, as well as written assurances that, within the MMC organization, the Mercer consultants who performed executive compensation services for the Compensation Committee have a reporting relationship and compensation determined separately from MMC's other lines of business and from its other work for our Company.

In 2024, Mercer, provided advisory services to the Compensation Committee which covered, but were not limited to:

- compensation philosophy
- incentive plan design
- executive compensation analysis
- merger and acquisition advisory
- CD&A disclosure

None of the Company's management participated in the Compensation Committee's decision to retain the Compensation Consultant; however, the Company's management regularly interacted with the Compensation Consultant and provided information upon the Compensation Consultant's request. Our Compensation Committee made all decisions regarding the compensation of the Company's executive officers.

Our Compensation Committee regularly reviews the services provided by its outside consultants and believes that the Compensation Consultant is independent in providing executive compensation consulting services. Our Compensation Committee and Nom Gov Committee each conducted specific reviews of each committee's relationship with the Compensation Consultant in 2024, and independently determined that the Compensation Consultant's work for the Compensation Committee and/or Nom Gov Committee did not raise any conflicts of interest, consistent with the guidance provided under the Dodd-Frank Act, the SEC, and the NYSE. In making this determination, the Compensation Committee and Nom Gov Committee each noted that during 2024:

- Other than insurance related services provided by MMC, the Compensation Consultant did not provide any services to the Company or its management, other than services to our Compensation Committee and the Nom Gov Committee, and its services were limited to executive and director compensation, compliance, and disclosure;

- Fees charged to the Company were less than 1% of the Compensation Consultant's total revenue;

- None of the Compensation Consultants who worked on Company matters had any business or personal relationship with the Compensation Committee or Nom Gov Committee members;

- None of the Compensation Consultants who worked on Company matters had any business or personal relationship with executive officers of the Company; and

- None of the Compensation Consultants who worked on Company matters directly own Company stock.

Our Compensation Committee continues to monitor the independence of its Compensation Consultant on a periodic basis.

Compensation Risk Oversight

The Compensation Committee has reviewed and discussed the concept of risk as it relates to the Company's compensation policies and it does not believe that the Company's compensation policies encourage excessive or inappropriate risk-taking. Further, the Compensation Committee has endorsed and adopted several measures to further discourage risk-taking, such as robust stock ownership guidelines for Company executives and non-employee directors, and a Clawback Policy that requires the Compensation Committee recover incentive awards from executive and Section 16 officers in the unlikely event that incentive plan award decisions were based on financial results that are subsequently restated, subject to certain limited exceptions.

IV. Compensation Competitive Analysis

In light of the Pending Proposed Transaction, the Compensation Committee did not make any adjustment to the peer group as adopted in 2023. Compensation data from the peer group was used to help the Compensation Committee assess the Company's 2024 executive compensation programs.

Given the complexities and volatility of the industry, the Compensation Committee believes it is not appropriate to rigidly benchmark executive pay to a specific percentile of the group. Instead, the Compensation Committee uses the comparative data merely as a reference point in exercising its judgment about compensation design and setting appropriate target pay levels.

2024 Peer Group

Our 2024 peer group consists of the following companies:

Comparator Company	Ticker	Type
ACI Worldwide, Inc.	ACIW	FinTech
Black Knight, Inc.	BKI	FinTech
EVERTEC, Inc.	EVTC	FinTech
Fair Isaac Corporation	FICO	FinTech
Green Dot Corporation	GDOT	FinTech
Money Gram International, Inc.	MGI	FinTech
Shift4 Payments, Inc.	FOUR	FinTech
Accel Entertainment, Inc.	ACEL	Gaming
GAN Limited	GAN	Gaming
Golden Entertainment, Inc.	GDEN	Gaming
Inspired Entertainment, Inc.	INSE	Gaming
International Game Technology PLC	IGT	Gaming
Light & Wonder, Inc. (f.k.a. Scientific Games Corporation)	LNW	Gaming
PlayAGS, Inc.	AGS	Gaming
Playtika Holding Corp.	PLTK	Gaming
SciPlay Corporation	SCPL	Gaming
16 Peers		

V. Elements of Compensation

The Company's executive compensation policy is simple and transparent in design, and consists primarily of base salary, annual cash incentive awards, and long-term equity incentive awards for fiscal year 2024.

Base Salary Compensation

Base salary compensation is intended to provide an appropriate level of assured cash compensation that is sufficient to retain the services of our executives. Base salary compensation is reviewed annually in connection with the Company's performance review process, and is determined based upon the following factors:

- Position and responsibility;

- Job performance, and expected contribution to the Company's future performance;

- Market factors, including the market compensation profile for similar jobs and the need to attract and retain qualified candidates for high demand positions;

- Internal value of the executive's role based on the relative importance of the job as compared to the Company's other executive officers, as measured by the scope of responsibility and performance expectations; and

- Retention risk and the Company's need to retain high performing and high potential executives.

In February 2024, the Compensation Committee determined there would be no change to compensation for NEOs as compared to 2023:

NEO	2024 Base salary ($)	2023 Base salary ($)
Randy L. Taylor	730,000	730,000
Mark F. Labay	450,000	450,000
Darren D. A. Simmons	430,000	430,000
David J. Lucchese	420,000	420,000
Kate C. Lowenhar-Fisher	410,000	410,000
Dean A. Ehrlich[1]	445,000	445,000

_____

(1) Mr. Ehrlich served as Executive Vice President, Games Business Leader until September 1, 2024.

Annual Incentives

Our NEOs were eligible for the 2024 annual incentive plan. Consistent with the Company's pay-for-performance philosophy, the plan provides executives with direct financial incentives in the form of annual incentive bonuses for achieving predetermined Company and individual performance goals.

Each NEO's annual incentive bonus target is established as a percentage of base salary. Such target bonus percentage was either negotiated and set forth in the NEO's employment agreement or otherwise established by the Compensation Committee.

The following targets were effective in 2024 and were consistent with 2023 targets:

Name	Target
	(As a % of base salary)
Randy L. Taylor	100 %
Mark F. Labay	75 %
Darren D. A. Simmons	75 %
David J. Lucchese	75 %
Kate C. Lowenhar-Fisher	75 %
Dean A. Ehrlich	75 %

_____

2024 Annual Incentive Performance Metrics

For 2024, consistent with 2023, the Company's annual incentive plan for executives consisted of two financial performance metrics, together with individual personal goals based on the following weightings:

Name	Consolidated Revenue	AEBITDA[1]	Personal Goals
Randy L. Taylor	35.0 %	35.0 %	30.0 %
Mark F. Labay	35.0 %	35.0 %	30.0 %
Darren D. A. Simmons	35.0 %	35.0 %	30.0 %
David J. Lucchese	35.0 %	35.0 %	30.0 %
Kate C. Lowenhar-Fisher	35.0 %	35.0 %	30.0 %
Dean A. Ehrlich	35.0 %	35.0 %	30.0 %

_____

(1) For additional information related to AEBITDA, refer to Appendix A: Unaudited Reconciliation of Selected Financial GAAP to non-GAAP measures.

Payout levels based on the financial performance metrics can vary from 0 to 200%, whereas payout levels associated with the individual personal goals are capped at 100%. Therefore, the maximum payout level under the annual incentive plan is 170% of target (200% x 70% weighted financial component plus 100% x 30% weighted individual component).

The goals associated with the Consolidated Revenue and AEBITDA components of the annual incentive plan and the associated payouts were as follows (in thousands):

Component	Minimum Performance Payout 50%	Target Performance Payout 100%	Maximum Performance Payout 200%
Consolidated Revenue	$824.0	$868.0	$911.0
AEBITDA	$360.0	$375.0	$397.0

The Individual Performance Goals are related to Corporate Strategy, Leadership, and Enhancing Customer and Community Relationships, including:

Corporate Strategy	• Continue to lead in product innovation and technology for the gaming industry. • Introduce best-in-class products and services to our customers. • Maintain and expand the Company's operating footprint in current and additional jurisdictions through technology development and geographic expansion. • Enhance the Company's offerings through new products, strategic partnerships, or acquisitions to achieve growth targets.
Leadership	• Continue developing a more inclusive culture. • Attract, inspire, and retain the best available talent through innovative compensation and benefit plans. • Identify and mentor prospective NEO successors.
Enhance Customer and Community Relationships	• Amplify the Company's customer service efforts with increased efficiency and additional effective resources to strive for increased levels of customer confidence in our products and service. • Focus on employee work-life balance to increase talent retention and better align employees with the Company's values. • Continue to support the Company's ESG initiatives.

2024 Performance and Actual Payouts

For the year ended December 31, 2024, the Compensation Committee determined performance against the annual incentive performance metrics as follows:

- Financial performance:

    ▪ Consolidated Revenue was $758M and AEBITDA was $308M, and therefore, the threshold level of performance was not achieved.

- Individual Performance:

    ▪ The Board made the determination that no amounts would be paid for individual goals due to the overall performance of the Company relative to expectations of stockholders.

- As a result of the above, payouts under the annual incentive plan were not earned by the NEOs in fiscal year 2024.

Retention Bonuses

Everi adopted a retention bonus program in March 2024, which was in connection with the original proposed transaction announced on February 29, 2024, providing for a retention bonus pool (the "First Retention Pool") and entered into retention agreements with the NEOs listed below. In connection with the Pending Proposed Transaction, Everi established an additional bonus pool (the "Second Retention Pool") and amended and restated the terms of such retention agreements with the intent to facilitate a smooth transition of the business, including during the pendency of the Pending Proposed Transaction. The retention agreements, as amended and restated, provide that an NEO will earn the right to receive retention bonus installment payments as follows:

(i) 35% of the amount from the First Retention Pool was earned and payable on August 27, 2024;
(ii) 35% of the amount from the Second Retention Pool was earned and payable on March 14, 2025;

(iii) 65% of the amount from the First Retention Pool is earned and payable upon the closing of the Pending Proposed Transaction (the "Closing"); and

(iv) 65% of the amount from the Second Retention Pool is earned and payable upon the nine (9) month anniversary of the Closing.

Each NEO's retention agreement requires that the NEO remain continuously employed by Everi and continue to perform his or her duties satisfactorily through the applicable retention date above (except as provided below) in order to receive any installment payment. The retention bonus installment payments are subject to withholding and paid in the next regular payroll cycle following the applicable retention date.

If the NEO had been terminated without cause by Everi prior to March 15, 2025, such NEO would remain entitled to receive the second and third installment payments described above, but would have forfeited the fourth installment payment. If the NEO is or was terminated without cause by Everi or the combined enterprise on or after March 15, 2025, such NEO will remain entitled to receive the third and fourth installment payments described above. If the Closing does not occur for any reason, then the third and fourth installment payments will be automatically forfeited.

The maximum aggregate amount of each NEO's retention bonus opportunity is listed in the table below:

Named Executive Officer[1]	Aggregate Retention Bonus Opportunity ($)
Mark F. Labay	$ 325,000
Darren D.A. Simmons	195,000
David J. Lucchese	165,000
Kate C. Lowenhar-Fisher	275,000
Dean A. Ehrlich [2]	125,000

(1) Mr. Taylor did not participate in the Company's retention bonus program.

(2) Mr. Ehrlich served as Executive Vice President, Games Business Leader until September 1, 2024, and the amount in this row represents his entire retention bonus opportunity from the First Retention Pool, of which 35% has been paid and 65% of which is payable upon the Closing pursuant to his separation agreement. Mr. Ehrlich did not receive any allocation from the Second Retention Pool.

Long-Term Equity Incentive Awards

We believe the award of stock-based compensation and incentives is an effective way of aligning our executives' interests with the goal of enhancing stockholder value. Due to the direct relationship between the value of an equity award and the Company's stock price, we believe that equity awards motivate executives to manage the Company's business in a manner that is consistent with stockholder interests. Through the grant of RSUs that vest over time, we can align executives' interests with the long-term interests of our stockholders who seek appreciation in the value of our Common Stock.

With the grant of PSUs, we pay for performance, align executives with key financial metrics, and incentivize and reward executives in a manner consistent with a common market-based compensation approach.

Annual RSU grants generally vest and become fully exercisable over a three-year period. Correspondingly, annual PSU grants may be earned based on performance as measured during a three-year performance period, as approved by the Compensation Committee.

The principal factors considered in granting RSUs and PSUs and determining the size of grants to executives were prior performance, level of responsibility, the executive's ability to influence the Company's long-term growth and profitability, and competitive market compensation levels. Our Compensation Committee does not apply a quantitative method for weighing these factors, and a decision to grant an award is primarily based upon a subjective evaluation of the executive's past performance as well as anticipated future performance.

2024 Annual Equity Awards

For 2024, the NEOs received equity grants in the following manner: (a) 50% of the annual awards issued were PSUs, with the exception of Mr. Taylor's awards, for which PSUs were 60% of awards granted, and collectively these PSUs vest based on the Company's TSR ranking in comparison to the Russell 3000 Index over a three-year performance period through December 31, 2026; and (b) 50% of the annual awards issued were RSUs, with the exception of Mr. Taylor's awards, for which RSUs were 40% of awards granted, and collectively these RSUs vest in equal annual installments over a period of three years. The 2024 annual equity awards were granted in order to continue to incentivize, motivate, and retain the executives, while further strengthening and demonstrating the alignment of management and stockholder interests.

With respect to the 2024 PSUs, the number of awards to be earned range from zero to 200% based on the achievement of the Company's TSR ranking as compared to the Russell 3000 Index over the three-year period ending on December 31, 2026. If TSR ranks at the 25th percentile, PSUs will pay out at 50% (threshold); if TSR ranks at the 50th percentile, PSUs will pay out at 100% (target); and if the TSR ranks at or is greater than the 75th percentile, PSUs would pay out at 200% (maximum). Payouts are interpolated for performance between these discreet points. Additionally, if TSR ranks below the 25th percentile, no awards will be earned. Our Compensation Committee believes the goals are challenging and require significant performance.

Vesting of 2022 PSUs

On May 3, 2022, executives were granted PSUs related to the Company's 2022 annual grant of equity awards. The number of PSUs that could be earned and vested was based on performance over a three-year performance period beginning January 1, 2022 and ending December 31, 2024. The PSUs granted in 2022 could vest based on the Company's consolidated revenues and adjusted operating cash flow, with achievement of each metric being determined independently of each other. The performance metrics for these awards were not met and the Compensation Committee, at its discretion, determined that all shares underlying the PSUs were forfeited and canceled.

VI. Additional Compensation Policies and Practices

Equity Ownership Policy

The Company and its stockholders are best served by a board and executives that manage the business with a long-term perspective. As such, the Company maintains an Equity Ownership Policy as the Company believes stock ownership is an important tool to strengthen the alignment of interests among stockholders, directors, NEOs, and other executives (each, a "Covered Person").

The Compensation Committee receives periodic reports of the ownership achieved by each Covered Person. Until such time as such Covered Person satisfies the equity ownership requirement, the achievement level of ownership will be determined by reference to the average closing stock price of our Common Stock during the twelve-month period ended immediately prior to the determination date.

If, after a Covered Person's achievement date, the number of shares the Covered Person is required to own increases as a result of a decline in stock price, the Covered Person's compliance with these guidelines will not be impacted as long as such Covered Person continues to hold the number of shares he or she had at the time on the achievement date for the duration of their tenure of employment or service with the Company. A Covered Person is not required to "buy up" to a new number of shares needed to meet the ownership requirements after the Covered Person's achievement date.

If, after a Covered Person's achievement date, a Covered Person's share ownership requirement increases as a result of a promotion, base salary increase or increase in retainer, the period to achieve compliance with respect to the incremental increase in share ownership will begin on the date of the change event and end on the second anniversary of the change event. For example, if the Covered Person received a 10% increase in salary, within two years following the change event, the Covered Person would then be required to acquire shares corresponding to the share ownership requirements of the 10% higher salary increment.

The following table sets forth the required salary multiples for each category of person subject to the policy:

Covered Persons	Required Salary Multiple
Executive Chair of the Board	6x annual base salary
President and Chief Executive Officer [1]	6x annual base salary
Other NEOs and Chief Financial Officer	3x annual base salary
Other Executive Vice Presidents	2x annual base salary
Other Senior Vice Presidents	1x annual base salary
Non-Employee Directors	5x annual cash retainer

    (1) Mr. Taylor currently serves as President and Chief Executive Officer. In the event the President of the Company is not the Chief Executive Officer, the President will have a required salary multiple of 4x of their annual base salary.

The value of the following types of Company stock or stock options owned by or granted to Covered Persons qualifies toward the participant's attainment of the target multiple of pay:

- Shares owned outright/shares beneficially owned (including by a family member and/or in a trust);

- Vested restricted stock, whether time- or performance-based;

- Shares owned through the Company's 401(k) plan (if applicable); and

- Shares underlying vested, but unexercised, stock options (based on the excess of the market price of the stock over the exercise price and after deducting applicable tax withholding obligations).

As of the filing of this Proxy, the Covered Persons either met the ownership guidelines or were within the phase-in period. The Nom Gov Committee approved a delay in compliance with the policy for Mr. Bali due to the Pending Proposed Transaction. To the extent the Pending Proposed Transaction does not close, Mr. Bali would be required to meet the guideline prior to the next determination date in fiscal year 2026.

Clawback Policy

The Board of the Company adopted a Clawback Policy in February 2016, amended the policy in July 2021, and in August 2023 further amended the policy to adopt changes to comply with and, as applicable, to be administered and interpreted consistent with, Section 303A.14 of the NYSE Listed Company Manual, as adopted by the NYSE to implement Rule 10D-1 under the Exchange Act (collectively, "Rule 10D-1"). The amended August 2023 policy provides that in the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under U.S. federal securities laws, the Company will recover the amount of any incentive compensation received by an officer of the Company as defined under Rule 16a-1 under the Exchange Act ("Covered Executive") during the clawback period that is in excess of the amount that otherwise would have been received had it been determined based on the restated financial statements. For purposes of this policy, incentive-based compensation includes any compensation granted, earned, or vested based in whole or in part on the Company's attainment of a financial reporting measure that was received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the incentive-based compensation. The policy defines a clawback period as three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement and any "transition period" as prescribed under Rule 10D-1.The policy is administered by the Compensation Committee of the Board, subject to ratification by the independent members of the Board with respect to application of this policy to the Company's Chief Executive Officer.

Anti-Hedging and Anti-Pledging Policies

Under our Insider Trading Policy, Covered Persons, as well as other designated employees such as Senior Vice Presidents, Corporate or segment Controllers and similar employees, are prohibited from engaging in the following activities with respect to the Company's Common Stock:

- Hedging or monetization transactions involving our securities; and

- Pledging our securities or holding our securities in a margin account as collateral for a loan.

As of the date of this Proxy Statement, no shares of Company Common Stock were hedged or pledged by any Covered Person.

Equity Award Grant Practices

The Company does not currently grant annual or periodic stock option awards to our NEOs, although the Compensation Committee has in the past awarded stock options to our executives.

During 2024, the Compensation Committee did not consider material nonpublic information when determining the timing or terms of equity awards to our executives, and the Company did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Retirement Plans

We have established and maintain a retirement savings plan under Section 401(k) of the Code to cover our eligible employees, including our executive officers. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to the 401(k) plan. Our 401(k) plan is intended to constitute a qualified plan under Section 401(a) of the Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Code. We make contributions on behalf of certain executive officers consistent with Company contributions to all eligible non-executive employees.

Severance Benefits

To retain the ongoing services of our NEOs, we have provided the assurance and security of severance benefits and change in control payments, which are described below under the caption "***Employment Contracts and Equity Agreements, Termination of Employment and Change in Control Arrangements***."

We believe that these severance benefits and change in control payments reflect the fact that it may be difficult for such executives to find comparable employment within a short period of time and that providing such benefits should eliminate, or at least reduce, the reluctance of senior executives to pursue potential change in control transactions that may be in the best interests of stockholders. We believe that these benefits are appropriate in size relative to the overall value of the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the ***Compensation Discussion and Analysis*** with management. Based upon such review and discussions, the Compensation Committee recommended to the Board that the ***Compensation Discussion and Analysis*** be included in this Proxy Statement.

Members of the Compensation Committee:

Maureen T. Mullarkey **(Chair)**
Geoffrey P. Judge
Linster W. Fox
Atul Bali
Secil Tabli Watson
Paul W. Finch, Jr.
Debra L. Nutton

Compensation of Named Executive Officers

Summary Compensation Table

The following table sets forth the total compensation earned for services rendered in 2024, 2023, and 2022 by the NEOs.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards[1][2] ($)	Non-equity incentive plan compensation[3] ($)	All other compensation[4] ($)	Total ($)
Randy L. Taylor	2024	$ 730,000	—	$ 2,399,880	—	$ 30,612	$ 3,160,492
President and Chief Executive Officer	2023	717,671	—	4,057,716	—	29,420	4,804,807
	2022	662,603	50,000	3,470,706	471,241	26,570	4,681,120
Mark F. Labay	2024	450,000	61,250 [5]	773,952	—	26,768	1,311,970
Executive Vice President,	2023	439,726	—	1,199,540	—	25,047	1,664,313
Chief Financial Officer and Treasurer	2022	425,000	—	904,500	239,062	20,714	1,589,276
Darren D. A. Simmons	2024	430,000	43,750 [5]	654,690	—	28,998	1,157,438
Executive Vice President,	2023	417,671	—	998,536	—	26,907	1,443,114
FinTech Business Leader	2022	400,000	—	562,599	225,000	22,377	1,209,976
David J. Lucchese	2024	420,000	35,000 [5]	446,190	—	30,528	931,718
Executive Vice President,	2023	411,781	—	700,272	—	34,614	1,146,667
Sales and Marketing	2022	400,000	—	542,700	225,000	26,639	1,194,339
Kate C. Lowenhar-Fisher	2024	410,000	52,500 [5]	446,190	—	21,448	930,138
Executive Vice President,							
Chief Legal Officer - General Counsel and Corporate Secretary							
Dean A. Ehrlich[6]	2024	308,077	43,750 [5]	339,120	—	291,911	982,858
Former Executive Vice President,	2023	436,781	—	998,536	—	26,526	1,461,843
Games Business Leader	2022	425,000	—	602,397	239,062	21,996	1,288,455

_____

(1) Represents the aggregate grant date fair value of the stock awards granted to the NEOs, as calculated in accordance with FASB ASC Topic 718, Stock Compensation. For a discussion of the assumptions made in determining the valuation of these equity awards, see our notes to the financial statements in the Company's Annual Report on Form 10-K for the applicable periods.

(2) The awards granted in 2024 were comprised of both RSUs and PSUs with respect to the annual grant: (a) with 50% being RSUs, with the exception of Mr. Taylor's awards, for which RSUs were 40% of awards

granted, that will vest on each of the first three anniversaries of the grant dates; and (b) with 50% being PSUs, with the exception of Mr. Taylor's awards, for which PSUs were 60% of awards granted, and collectively these PSUs vest based on an evaluation by our Compensation Committee during the three-year performance period, through December 31, 2026, based on the Company's total stockholder return ranking in comparison to the Russell 3000 Index metrics based on achievement at the target level of performance. If the performance criteria of the metrics have been achieved and are then approved by our Compensation Committee, the eligible awards will become vested on the third anniversary of the date of grant. With respect to the 2024 PSUs, the number of awards to be earned range from zero to 200% based on the achievement of the Company's total stockholder return ranking as compared to the Russell 3000 Index over the three-year period ending on December 31, 2026. The values of the PSUs for each NEO, assuming that maximum performance is achieved, are as follows: Mr. Taylor: $2,962,138; Mr. Labay: $801,792; Mr. Simmons: $678,240; Mr. Lucchese: $462,240; Ms. Lowenhar-Fisher: $462,240; Mr. Ehrlich: $678,240.

(3) Represents the amount of non-equity incentive compensation earned under the Company's annual short-term incentive plan for the fiscal year. Amounts earned for a calendar year are typically paid to the NEOs in the first quarter of the following fiscal year. Non-equity incentive compensation was not earned by the NEOs for the 2024 and 2023 calendar years.

(4) Includes contributions made by the Company under its 401(k) plan of $15,250 to all NEOs, except for Ms. Lowenhar-Fisher, for which the Company's contribution was $11,500, and Mr. Ehrlich, for which the Company's contribution was $7,702, the cost of short-term and long-term disability coverage, the cost of group term life insurance and executive disability insurance. Mr. Ehrlich also received severance pay in the amount of $269,567. We make contributions on behalf of certain executive officers consistent with Company contributions to all eligible non-executive employees.

(5) Represents the amount of cash retention bonus earned under the Company's retention program related to the Pending Proposed Transaction for the 2024 calendar year.

(6) Mr. Ehrlich served as Executive Vice President, Games Business Leader until September 1, 2024.

Grants of Plan-Based Awards

The following table sets forth certain information concerning grants of plan-based awards made to each NEO for the fiscal year ended December 31, 2024:

Name	Grant date	Estimated future payouts under non-equity incentive plan compensation[1] Threshold ($)	Target ($)	Maximum ($)	Estimated future payouts under equity incentive plan compensation[2] Threshold (#)	Target (#)	Maximum (#)	All other stock awards: number of shares of stock units (#)	Grant date fair value of stock awards[3] ($)
Randy L. Taylor		—	730,000	1,241,000	—	—	—	—	—
	5/1/2024	—	—	—	85,710	171,420	342,840	114,280 [4]	2,399,880
Mark F. Labay		—	337,500	573,750	—	—	—	—	—
	5/1/2024	—	—	—	23,200	46,400	92,800	46,400 [4]	773,952
Darren D. A. Simmons		—	322,500	548,250	—	—	—	—	—
	5/1/2024	—	—	—	19,625	39,250	78,500	39,250 [4]	654,690
David J. Lucchese		—	315,000	535,500	—	—	—	—	—
	5/1/2024	—	—	—	13,375	26,750	53,500	26,750 [4]	446,190
Kate C. Lowenhar-Fisher		—	307,500	522,750	—	—	—	—	—
	5/1/2024	—	—	—	13,375	26,750	53,500	26,750 [4]	446,190
Dean A. Ehrlich[5][6]		—	333,750	567,375	—	—	—	—	—
	5/1/2024	—	—	—	19,625	39,250	78,500	39,250 [6]	339,120

_____

(1) Represents the amounts potentially payable to the NEOs under the Company's annual incentive plan. Payout levels based on the financial performance metrics can vary from 0 to 200%, whereas payout levels associated with the individual personal goals are capped at 100%. Therefore, the maximum payout level under the annual incentive plan is 170% of target (200% x 70% weighted financial component plus 100% x 30% weighted individual component). A more detailed discussion of how the target and maximum amounts are determined is found in the Elements of Compensation disclosure reflected in our CD&A section. Non-equity incentive compensation was not earned by the NEOs in fiscal year 2024.

(2) The PSUs to be earned range from zero to 200% based on the achievement of the Company's total stockholder return ranking as compared to the Russell 3000 Index over the three-year period ending on December 31, 2026.

(3) Represents the grant date fair value of stock awarded to the NEOs, as calculated in accordance with FASB ASC Topic 718 Stock Compensation. For a discussion of the assumptions made in the valuation, we refer you to the notes to the financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

(4) Represents the RSUs granted in May 2024 that vest over a period of three years from the date of grant.

(5) Mr. Ehrlich served as Executive Vice President, Games Business Leader until September 1, 2024.

(6) Mr. Ehrlich's RSUs were canceled upon his termination with the Company and Mr. Ehrlich's PSUs will remain outstanding through the end of the applicable performance period. These awards would vest pro-rata based on actual achievement and length of service during the applicable performance period.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information for our NEOs reflecting outstanding, unexercised, exercisable option awards and unvested stock awards granted under our equity incentive plan(s), including RSUs and PSUs, as of December 31, 2024:

Option awards					Stock awards			
Name	Date granted	Number of securities underlying unexercised options exercisable (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not yet vested (#)	Market value of number of shares or units of stock that have not yet vested ($)	Equity incentive plan awards: number of unearned shares or units that have not vested (#)	incentive plan awards: market or payout value of unearned shares or units that have not vested ($)
Randy L. Taylor	5/13/2016	100,000	$ 1.46	5/13/2026	—	$ —	—	$ —
	3/8/2017	212,000	3.29	3/8/2027	—	—	—	—
	4/1/2022	—	—	—	16,666 (1)	225,158	—	—
	5/3/2022	—	—	—	22,233 (1)	300,368	—	—
	5/2/2023	—	—	—	—	—	148,200 (2)	2,002,182
	5/2/2023	—	—	—	65,866 (1)	889,850	—	—
	5/1/2024	—	—	—	—	—	342,840 (3)	4,631,768
	5/1/2024	—	—	—	114,280 (1)	1,543,923	—	—
Mark F. Labay	5/13/2016	50,000	$ 1.46	5/13/2026	—	$ —	—	$ —
	3/8/2017	45,000	3.29	3/8/2027	—	—	—	—
	5/3/2022	—	—	—	8,333 (1)	112,579	—	—
	5/2/2023	—	—	—	—	—	37,000 (2)	499,870
	5/2/2023	—	—	—	24,666 (1)	333,238	—	—
	5/1/2024	—	—	—	—	—	92,800 (3)	$ 1,253,728
	5/1/2024	—	—	—	46,400 (1)	626,864	—	$ —
Darren D. A. Simmons	5/13/2016	50,000	$ 1.46	5/13/2026	—	$ —	—	$ —
	3/8/2017	50,000	3.29	3/8/2027	—	—	—	—
	5/3/2022	—	—	—	5,183 (1)	70,022	—	—
	5/2/2023	—	—	—	—	—	30,800 (2)	416,108
	5/2/2023	—	—	—	20,533 (1)	277,401	—	—
	5/1/2024	—	—	—	—	—	78,500 (3)	1,060,535
	5/1/2024	—	—	—	39,250 (1)	530,268	—	—

Name	Date granted	Option awards			Stock awards			
		Number of securities underlying unexercised options exercisable (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not yet vested (#)	Market value of number of shares or units of stock that have not yet vested ($)	Equity incentive plan awards: number of unearned shares or units that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares or units that have not vested ($)
David J. Lucchese	3/8/2017	207,476	$ 3.29	3/8/2027	—	$ —	—	$ —
	5/3/2022	—	—	—	5,000 [1]	67,550	—	—
	5/2/2023	—	—	—	—	—	21,600 [2]	291,816
	5/2/2023	—	—	—	14,400 [1]	194,544	—	—
	5/1/2024	—	—	—	—	—	53,500 [3]	722,785
	5/1/2024	—	—	—	26,750 [1]	361,393	—	—
Kate C. Lowenhar-Fisher	5/3/2022	—	—	—	4,633 [1]	62,592	—	—
	5/2/2023	—	—	—	—	—	21,600 [2]	291,816
	5/2/2023	—	—	—	14,400 [1]	194,544	—	—
	5/1/2024	—	—	—	—	—	53,500 [3]	722,785
	5/1/2024	—	—	—	26,750 [1]	361,393	—	—
Dean A. Ehrlich [4][5]	5/2/2023	—	—	—	—	—	30,800 [2]	416,108
	5/1/2024	—	—	—	—	—	78,500 [3]	1,060,535

_____

(1) These equity awards vest annually over a period of three years from the date of grant.

(2) The amounts in the table for the 2023 PSUs have been presented based on achieving a target level of performance and have vesting conditions that will be evaluated by our Compensation Committee during the three-year performance period through December 31, 2025, as a result of total operating income and modified based on the Company's total stockholder return ranking in comparison to the Russel 3000 Index being met. Upon the performance criteria of the metrics being achieved at a final level and then approved by our Compensation Committee, the eligible awards will become vested on the third anniversary of the date of grant.

(3) The amounts in the table for the 2024 PSUs have been presented based on achieving a maximum level of performance and have vesting conditions that will be evaluated by our Compensation Committee during the three-year performance period through December 31, 2026, as a result of the Company's total stockholder return ranking in comparison to the Russel 3000 Index being met. Upon the performance criteria of the metrics being achieved at a final level and then approved by our Compensation Committee, the eligible awards will become vested on the third anniversary of the date of grant.

(4) Mr. Ehrlich served as Executive Vice President, Games Business Leader until September 1, 2024.

(5) Mr. Ehrlich's RSUs were canceled upon his termination with the Company and Mr. Ehrlich's PSUs will remain outstanding through the end of the applicable performance periods. These awards would vest pro-rata based on actual achievement and length of service during the applicable performance periods.

Option Exercises and Stock Vested

The following table sets forth certain information with respect to the exercise of option awards and the vesting of stock awards, including both RSUs and PSUs, related to each NEO for the fiscal year ended December 31, 2024:

Name	Option awards		Stock awards	
	Number of shares acquired on Exercise[1] (#)	Value realized on exercise[2] ($)	Number of shares acquired on vesting[3] (#)	Value realized on vesting[4] ($)
Randy L. Taylor	165,000	881,100	145,597	1,511,983
Mark F. Labay	—	—	64,078	722,797
Darren D. A. Simmons	120,000	468,793	50,213	375,979
David J. Lucchese	219,524	1,170,483	44,758	334,584
Kate C. Lowenhar-Fisher	—	—	58,851	639,962
Dean A. Ehrlich[5]	342,000	3,483,707	50,580	378,816

_____

(1) The option exercise transactions were in accordance with our Equity Ownership Policy discussed in the Additional Compensation Policies and Practices disclosure reflected in the CD&A section.

(2) The value realized on exercise is equal to (i) the closing price of our Common Stock on the date of exercise minus the exercise price of options exercised, multiplied by (ii) the number of shares that were exercised.

(3) Shares acquired on vesting for our NEOs are derived from stock awards for the following amounts: Mr. Taylor 85,767 RSUs and 59,830 PSUs; Mr. Labay 28,867 RSUs and 35,211 PSUs; Mr. Simmons 22,016 RSUs and 28,197 PSUs; Mr. Lucchese 18,350 RSUs and 26,408 PSUs; Ms. Lowenhar-Fisher 34,232 RSUs and 24,619 PSUs; and Mr. Ehrlich 22,383 RSUs and 28,197 PSUs.

(4) The value realized on vesting is equal to (i) the closing price of our Common Stock on the vesting date, multiplied by (ii) the number of shares that vested.

(5) Mr. Ehrlich served as Executive Vice President, Games Business Leader until September 1, 2024.

Employment Contracts and Equity Agreements, Termination of Employment and Change in Control Arrangements

The Company is a party to employment agreements with our NEOs, which provide that, in the event of the termination of the executive's employment by the Company, the executive is entitled to the severance benefits described below. The severance benefits discussed below are all subject to the executive's execution of a release of claims in favor of the Company. The employment agreements contain restrictive covenants not to compete with our Company or solicit our employees for a period of two years immediately following termination of employment, subject to certain exceptions, as well as confidentiality and preservation of intellectual property obligations.

Mr. Taylor:

In the event of termination by the Company without cause or by the executive for good reason (as such terms are defined in the employment agreement), Mr. Taylor's employment agreement provides for twenty-four months of salary continuation plus two times his target bonus amount payable over twenty-four months, equity vesting as determined in the respective equity grant agreements, and the continued group health coverage will be for a period of twenty-four months. In the event of termination of the executive's employment by the Company without cause or by the executive for good reason within twenty-four months following a Change in Control event, the equity grant agreements provide for accelerated vesting in full of all unvested RSUs; and the equity grant agreements provide for vesting of PSUs based on the greater of (a) the assumed achievement of the performance metrics at 100% of Target with the result prorated or (b) the actual achievement of the performance metrics on a prorated basis. In the event of death or incapacity, Mr. Taylor is entitled to base salary and employee benefits earned through the date of such death or incapacity. Beginning April 1, 2022, Mr. Taylor's employment agreement is for a three-year term (the "Taylor Initial Term"). Unless the Company provides written notice of intent not to renew 90 days prior to the expiration of the Taylor Initial Term, the agreement shall automatically renew for one-year periods on April 1st of each year thereafter, unless either party provides 90 days' notice of non-renewal.

Mr. Labay:

In the event of termination by the Company without cause or by the executive for good reason (as such terms are defined in the employment agreement), Mr. Labay's employment agreement provides for twelve months of salary continuation plus one times the executive's target bonus amount for the year of termination payable over twelve months, equity vesting as determined in the respective equity grant agreements, and continued group health insurance for a period of eighteen months. In the event of termination of the executive's employment by the Company without cause or by the executive for good reason within twenty-four months following a Change in Control event, the equity grant agreements provide for accelerated vesting in full of all unvested RSUs; and the equity grant agreements provide for vesting of PSUs based on the greater of (a) the assumed achievement of the performance metrics at 100% of Target with the result prorated or (b) the actual achievement of the performance metrics on a prorated basis. In the event of death or incapacity, Mr. Labay is entitled to base salary and employee benefits earned through the date of such death or incapacity. Beginning April 1, 2020, Mr. Labay's employment agreement is for a one-year term (the "Labay Initial Term"). Unless the Company provides written notice of intent not to renew 90 days prior to the expiration of the Labay Initial Term, the agreement shall automatically renew for one-year periods on April 1st of each year thereafter, unless either party provides 90 days' notice of non-renewal.

Mr. Simmons:

In the event of termination by the Company without cause or by the executive for good reason (as such terms are defined in the employment agreement), Mr. Simmons's employment agreement provides for twelve months of salary continuation plus one times his target bonus amount for the year of termination payable over twelve months, equity vesting as determined in the respective equity grant agreements, and continued group health insurance for a period of eighteen months. In the event of termination of the executive's employment by the Company without cause or by the executive for good reason within twenty-four months following a Change in Control event, the equity grant agreements provide for accelerated vesting in full of all unvested RSUs; and the equity grant agreements provide for vesting of PSUs based on the greater of (a) the assumed achievement of the performance metrics at 100% of Target with the result prorated or (b) the actual achievement of the performance metrics on a prorated basis. In the event of death or incapacity, Mr. Simmons is entitled to base salary and employee benefits earned through the date of such death or incapacity. Unless the Company provides written notice of intent not to renew 90 days prior to the expiration of the Initial Term, the agreement shall automatically renew for one-year periods on April 1st of each year thereafter, unless either party provides 90 days' notice of non-renewal.

Mr. Lucchese:

In the event of termination by the Company without cause or by the executive for good reason (as such terms are defined in the employment agreement), Mr. Lucchese's employment agreement provides for twelve months of salary continuation plus one times his target bonus amount for the year of termination payable over twelve months, equity vesting as determined in the respective equity grant agreements, and continued group health insurance for a period of eighteen months. In the event of termination of the executive's employment by the Company without cause or by the executive for good reason within twenty-four months following a Change in Control event, the equity grant agreements provide for accelerated vesting in full of all unvested RSUs; and the equity grant agreements provide for vesting of PSUs based on the greater of (a) the assumed achievement of the performance metrics at 100% of Target with the result prorated or (b) the actual achievement of the performance metrics on a prorated basis. In the event of death or incapacity, Mr. Lucchese is entitled to base salary and employee benefits earned through the date of such death or incapacity. Unless the Company provides written notice of intent not to renew 90 days prior to the expiration of the Initial Term, the agreement shall automatically renew for one-year periods on April 1st of each year thereafter, unless either party provides 90 days' notice of non-renewal.

Ms. Lowenhar-Fisher:

In the event of termination by the Company without cause or by the executive for good reason (as such terms are defined in the employment agreement), Ms. Lowenhar-Fisher's employment agreement provides for twelve months of salary continuation plus one times the executive's target bonus amount for the year of termination payable over twelve months and continued group health insurance for the executive and the executive's eligible dependents over eighteen months. In the event of termination of the executive's employment by the Company without cause or by the executive for good reason within twenty-four months following a Change in Control event, the equity grant agreements provide for accelerated vesting in full of all unvested RSUs; and the equity grant agreements provide for vesting of PSUs based on the greater of (a) the assumed achievement of the performance metrics at 100% of Target with the result prorated or (b) the actual achievement of the performance metrics on a prorated basis. In the event of death or incapacity, Ms. Lowenhar-Fisher is entitled to base salary and employee benefits earned through the date of such death or incapacity. Unless the Company provides written notice of intent not to renew 90 days prior to the expiration of the Initial Term, the agreement shall automatically renew for one-year periods on March 22nd of each year thereafter, unless either party provides 90 days' notice of nonrenewal.

Mr. Ehrlich:

Mr. Ehrlich was terminated by the Company without cause and Mr. Ehrlich's employment agreement provided for twelve months of salary continuation plus one times his target bonus amount for the year of termination payable over twelve months, equity vesting as determined in the respective equity grant agreements, and continued group health insurance for a period of eighteen months.

Retention Bonus Program

Everi adopted a retention bonus program in March 2024, which was in connection with the original proposed transaction announced on February 29, 2024, providing for a retention bonus pool (the "First Retention Pool") and entered into retention agreements with the NEOs listed below. In connection with the Pending Proposed Transaction, Everi established an additional bonus pool (the "Second Retention Pool") and amended and restated the terms of such retention agreements with the intent to facilitate a smooth transition of the business, including during the pendency of the Pending Proposed Transaction. The retention agreements, as amended and restated, provide that an NEO will earn the right to receive retention bonus installment payments as follows:

(i) 35% of the amount from the First Retention Pool was earned and payable on August 27, 2024;

(ii) 35% of the amount from the Second Retention Pool was earned and payable on March 14, 2025;

(iii) 65% of the amount from the First Retention Pool is earned and payable upon the closing of the Pending Proposed Transaction (the "Closing"); and

(iv) 65% of the amount from the Second Retention Pool is earned and payable upon the nine (9) month anniversary of the Closing.

Each NEO's retention agreement requires that the NEO remain continuously employed by Everi and continue to perform his or her duties satisfactorily through the applicable retention date above (except as provided below) in order to receive any installment payment. The retention bonus installment payments are subject to withholding and paid in the next regular payroll cycle following the applicable retention date.

If the NEO had been terminated without cause by Everi prior to March 15, 2025, such NEO would remain entitled to receive the second and third installment payments described above, but would have forfeited the fourth installment payment. If the NEO is or was terminated without cause by Everi or the combined enterprise on or after March 15, 2025, such NEO will remain entitled to receive the third and fourth installment payments described above. If the Closing does not occur for any reason, then the third and fourth installment payments will be automatically forfeited.

The maximum aggregate amount of each NEO's retention bonus opportunity is listed in the table below:

Named Executive Officer[1]	Aggregate Retention Bonus Opportunity ($)
Mark F. Labay	$ 325,000
Darren D.A. Simmons	195,000
David J. Lucchese	165,000
Kate C. Lowenhar-Fisher	275,000
Dean A. Ehrlich [2]	125,000

(1) Mr. Taylor did not participate in the Company's retention bonus program.

(2) Mr. Ehrlich served as Executive Vice President, Games Business Leader until September 1, 2024, and the amount in this row represents his entire retention bonus opportunity from the First Retention Pool, of which 35% has been paid and 65% of which is payable upon the Closing pursuant to his separation agreement. Mr. Ehrlich did not receive any allocation from the Second Retention Pool.

Potential Payments upon Termination or Change in Control

The following table sets forth the estimated payments and benefits to the NEOs based upon: (i) a hypothetical termination without cause by the Company or for good reason by the Executive on December 31, 2024 that is not in connection with a Change in Control event; (ii) a hypothetical Change in Control event on December 31, 2024; and (iii) a hypothetical termination without cause by the Company or for good reason by the Executive on December 31, 2024 in connection with a Change in Control event:

	Termination without cause or for good reason				Change in control event		Termination without cause or for good reason following a change in control event			
Name	Cash payment[1] ($)	Benefits[2] ($)	Acceleration of stock and options[3] ($)	Total ($)	Cash payment[4] ($)	Acceleration of stock and options[3] ($)	Cash payment[1] ($)	Benefits[2] ($)	Acceleration of stock and options[3][5][6] ($)	Total ($)
Randy L. Taylor	2,920,000	23,351	—	2,943,351	—	—	2,920,000	23,351	5,838,009	8,781,360
Mark F. Labay	953,750	20,520	—	974,270	166,250	—	1,051,250	20,520	1,823,836	2,895,606
Darren D. A. Simmons	858,250	20,520	—	878,770	105,750	—	903,750	20,520	1,508,608	2,432,878
David J. Lucchese	822,750	14,330	—	837,080	87,750	—	865,000	14,330	1,058,959	1,938,289
Kate C. Lowenhar-Fisher	858,750	20,520	—	879,270	141,250	—	940,000	20,520	1,074,865	2,035,385
Dean A. Ehrlich[7]	860,000	14,996	—	874,996	81,250	—	—	—	—	—

_____

(1) Reflects base salary, target bonus and retention bonus amount, as applicable, that would have been payable to the NEO, assuming the NEO's termination on December 31, 2024.

(2) Estimated value of continued coverage under group health insurance plans through the end of the applicable severance period.

(3) The value attributable to the hypothetical acceleration of the vesting of any RSUs held by a NEO is determined by multiplying the number of unvested shares of RSUs accelerated by $13.51 (the closing price of our Common Stock on December 31, 2024). The value attributable to the hypothetical acceleration of the vesting of any PSUs held by a NEO is determined by multiplying the number of pro-rated unvested shares of PSUs accelerated by $13.51 (the closing price of our Common Stock on December 31, 2024). The value attributable to the hypothetical acceleration of the vesting of any stock option awards held by a NEO is determined by multiplying (i) the difference, if greater than zero, between the exercise price of the applicable stock option award and the closing price of our Common Stock on December 31, 2024 of $13.51 by (ii) the number of unvested shares underlying the applicable stock option. The equity awards held by the NEO that are subject to possible acceleration are described as unexercisable or not vested in the table entitled "Outstanding Equity Awards at December 31, 2024." There were no unvested options for the NEOs as of December 31, 2024.

(4) Reflects the second and third payments of the retention bonus program that would have been payable to the NEOs, assuming continued employment pursuant to a change in control event on December 31, 2024.

(5) The 2023 PSUs have been presented based on achieving a target level of performance.

(6) The 2024 PSUs have been presented based on achieving a maximum level of performance.

(7) Mr. Ehrlich served as Executive Vice President, Games Business Leader until September 1, 2024. Upon his termination, Mr. Ehrlich was entitled to receive cash payments of $860,000, of which $269,567 was paid in the year ended 2024 with the remaining amount of $590,433 to be paid in the year ended 2025.

Pension Benefits and Nonqualified Deferred Compensation

We do not currently offer, nor do we have plans that provide, pension arrangements, retirement plans, or nonqualified deferred compensation plans or arrangements to our executives, other than the qualified retirement benefits generally available to employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to the Company with respect to the beneficial ownership as of March 21, 2025 by: (i) stockholders who are beneficial owners of 5% or more of our Common Stock; (ii) directors and NEOs; and (iii) all directors and executive officers as a group.

There were 86,479,600 shares of our Common Stock issued and outstanding as of the close of business on March 21, 2025. The amounts and percentages of our Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of the close of business on March 21, 2025. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

Name	Shares beneficially owned	
	Number	Percentage[1]
Principal stockholders		
BlackRock, Inc.[2]	6,968,436	8.1
The Vanguard Group[3]	4,810,122	5.6
Directors and named executive officers[4]		
Michael D. Rumbolz[5]	1,877,984	2.2
Randy L. Taylor[6]	1,123,198	1.3
David J. Lucchese[7]	766,318	*
Mark F. Labay[8]	264,697	*
Darren D. A. Simmons[9]	261,980	*
Geoff P. Judge[10]	219,240	*
Dean A. Ehrlich[11]	184,627	*
Kate C. Lowenhar-Fisher[12]	81,004	*
Linster W. Fox[13]	70,000	*
Maureen T. Mullarkey[14]	10,000	*
Secil Tabli Watson[15]	1,000	*
Debra L. Nutton[16]	500	*
Atul Bali[17]	—	*
Paul W. Finch, Jr.[18]	—	*
Directors and executive officers as a group (14 persons)	**4,985,493**	**5.6**

_____

* Represents beneficial ownership of less than 1%.

(1) The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of March 21, 2025 plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently,

the numerator and denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2) As reported on Schedule 13G/A filed on November 8, 2024 for shares held by BlackRock, Inc. ("BlackRock") as of September 30, 2024. According to the Schedule 13G/A, BlackRock has sole voting power over 6,777,515 shares, shared voting and dispositive power over no shares, and sole dispositive power over 6,968,436 shares. The address for BlackRock is 50 Hudson Yards, New York, NY 10001.

(3) As reported on Schedule 13G/A filed on November 12, 2024 for shares held by The Vanguard Group ("Vanguard") as of September 30, 2024. According to the Schedule 13G/A, Vanguard has sole dispositive power over 4,628,913 shares, sole voting power over no shares, shared dispositive power over 181,209 shares, and shared voting power over 101,645 shares. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(4) Includes shares owned and shares issuable upon exercise of stock options that are currently exercisable or will be within 60 days of March 21, 2025.

(5) Consists of 1,040,775 shares owned by Mr. Rumbolz and 837,209 shares issuable upon the exercise of stock options that are currently exercisable or will be within 60 days for Mr. Rumbolz.

(6) Consists of 811,198 shares owned by Mr. Taylor and 312,000 shares issuable upon the exercise of stock options that are currently exercisable or will be within 60 days for Mr. Taylor.

(7) Consists of 558,842 shares owned by Mr. Lucchese and 207,476 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days for Mr. Lucchese.

(8) Consists of 169,697 shares owned by Mr. Labay and 95,000 shares issuable upon the exercise of stock options that are currently exercisable or will be within 60 days for Mr. Labay.

(9) Consists of 161,980 shares owned by Mr. Simmons and 100,000 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days for Mr. Simmons.

(10) Consists of 84,240 shares owned by Mr. Judge and 135,000 shares issuable upon the exercise of stock options that are currently exercisable or will be within 60 days for Ms. Judge.

(11) Consists of 184,627 shares owned by Mr. Ehrlich as of September 1, 2024.

(12) Consists of 81,004 shares owned by Ms. Lowenhar-Fisher.

(13) Consists of 70,000 shares issuable upon the exercise of stock options that are currently exercisable or will be within 60 days for Mr. Fox.

(14) Consists of 10,000 shares owned by Ms. Mullarkey.

(15) Consists of 1,000 shares owned by Ms. Watson.

(16) Consists of 500 shares owned by Ms. Nutton.

(17) As of the date of this filing, Mr. Bali is not a beneficial owner of any securities, nor does he have a right to acquire beneficial ownership within 60 days.

(18) As of the date of this filing, Mr. Finch is not a beneficial owner of any securities, nor does he have a right to acquire beneficial ownership within 60 days.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 with respect to shares of our Common Stock that may be issued under the Company's equity compensation plans:

Plan category	Equity plan	Number of securities to be issued upon exercise and release of outstanding options, awards, warrants and rights	Weighted average exercise price of outstanding options, awards, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	2014 Plan	4,876,139	$ 4.25	4,473,825
Equity compensation plans not approved by stockholders[2]	2012 Plan	557,423 [3]	$ 2.79	— [1]
Total		**5,433,562**		**4,473,825**

_____

(1) No further grants or awards may be made under the 2012 Plan.

(2) In connection with its acquisition of Everi Games Holding in December 2014, the Company assumed the awards under the predecessor 2012 Equity Incentive Plan (the "2012 Plan"), in accordance with applicable NYSE listing standards; therefore, the 2012 Plan was approved by the stockholders of the predecessor entity, and not by the Company's stockholders. The Company elected to assume the available shares reserved for use under the 2012 Plan to grant awards following the acquisition to former employees of Everi Games Holding, and its subsidiaries and others who were not employees, directors or consultants of the Company or its subsidiaries prior to the acquisition.

(3) Consists of shares of our Common Stock subject to outstanding options assumed in connection with the acquisition of Everi Games Holding.

Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Taylor, our Chief Executive Officer in 2024. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Non-equity incentive plan compensation[1] ($)	All other compensation[2] ($)	Total ($)
Randy L. Taylor, President and Chief Executive Officer	2024	730,000	—	2,399,880 [3]	—	30,612	3,160,492
Median Employee[4]	2024	86,808	585 [5]	—	—	3,924	91,317
Pay Ratio							**34.6x**

_____

(1) Represents the amount of non-equity incentive compensation earned for the fiscal year. Amounts earned for a calendar year are typically paid in the first quarter of the following fiscal year. There was no non-equity incentive compensation earned by the Chief Executive Officer or Median Employee for the 2024 calendar year.

(2) Includes contributions made by the Company under its 401(k) plan, the cost of short-term and long-term disability coverage, the cost of group term life insurance and executive disability insurance, among other considerations. We make contributions on behalf of certain executive officers consistent with Company contributions to all eligible non-executive employees.

(3) Represents the fair value of the stock awards granted to the NEO, as calculated in accordance with FASB ASC Topic 718, Stock Compensation. For a discussion of the assumptions made in determining the valuation of these equity awards, see our notes to the financial statements in the Annual Report on Form 10-K for the applicable periods. The stock awards amount was not annualized as it reflected remuneration received at a single point in time under Mr. Taylor's employment agreement serving as President and Chief Executive Officer.

(4) Represents the total annual compensation of the median (i.e., middle-most) employee, excluding the Chief Executive Officer.

(5) Represents a spot bonus paid to the median employee.

To identify the median of the annual total compensation of our employees, as well as to determine the annual total compensation of the "median employee," we took the following steps:

1. We determined that, as of December 31, 2024, we had approximately 2,300 employees, a significant majority of which work domestically, and are comprised of approximately 1,000 and 1,300 employees, for our Games and FinTech segments, respectively.

2. The relevant payroll and other compensation data for our employee population are maintained in a single system located at our principal headquarters in the U.S. and were utilized to identify the "median employee" from our domestic employee population. To identify the "median employee" from our domestic employee population, we compared the amount of base salary of our employees as reflected in our payroll records and what is included as part of the total compensation reported to the Internal Revenue Service on Form W-2 for 2024. We identified the median employee using this compensation measure, which was consistently applied to our employees included in the calculation.

3. Once we identified the median employee, we combined all of the elements of such employee's compensation for 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in the annual total compensation presented in the pay ratio calculation. The difference between such employee's base salary and the employee's annual total compensation represents company matching contributions on behalf of the employee to our 401(k) employee savings plan and other portions of incidental income (e.g., cost of short-term and long-term disability coverage, life insurance, among other considerations). Since we do not maintain a defined benefit or other actuarial plan for our employees, and do not otherwise provide a plan for payments or other benefits at, following, or in connection with retirement, the "median employee's" annual total compensation did not include such amounts.

Pay versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

Year	Summary Compensation Table for PEO - Michael D. Rumbolz [1][2]	Summary Compensation Table for PEO - Randy L. Taylor [1][3]	Compensation Actually Paid to PEO - Michael D. Rumbolz[2][4]	Compensation Actually Paid to PEO - Randy L. Taylor [3][4]	Average Summary Compensation Table Total for Non-PEO NEOs [5][6]	Average Compensation Actually Paid to Non-PEO NEOs [7]	Value of Initial Fixed $100 Investment Based On: Total Stockholder Return [8][9]	S&P Software & Services Select Index Total Stockholder Return [10]	Net Income [11] (in thousands)	AEBITDA[12] (in thousands)
2024	$ —	$ 3,160,492	$ —	$ 5,438,847	$ 1,062,824	$ 1,422,696	$ 100.60	$ 189.60	$ 15,016	$ 308,174
2023	$ —	$ 4,804,807	$ —	$ 2,819,647	$ 1,428,984	$ 924,190	$ 83.92	$ 150.75	$ 83,997	$ 367,002
2022	$ 806,571	$ 4,681,120	$ (2,117,478)	$ 613,489	$ 1,320,512	$ (215,338)	$ 106.85	$ 108.52	$ 120,489	$ 374,082
2021	$ 3,262,952	$ —	$ 9,983,819	$ —	$ 1,944,471	$ 4,017,295	$ 158.97	$ 164.91	$ 152,925	$ 347,205
2020	$ 2,450,003	$ —	$ 4,087,371	$ —	$ 1,196,371	$ 2,118,379	$ 102.83	$ 152.72	$ (81,680)	$ 176,528

(1) Represents the amounts of total compensation reported in our Summary Compensation Table.

(2) As of April 1, 2022, Mr. Rumbolz transitioned from CEO to Executive Chair of the Board. Mr. Rumbolz previously served as Chief Executive Officer until April 1, 2022.

(3) As of April 1, 2022, Mr. Taylor began serving as President and Chief Executive Officer. Mr. Taylor previously served as President and Chief Operating Officer until April 1, 2022.

(4) Represents the amounts of "compensation actually paid", as computed in accordance with SEC rules. The amounts do not reflect the actual compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid for 2024:

Year	Reported Summary Compensation Table Total for PEO - Randy L. Taylor	Deduct Reported Value of Equity Awards- Randy L. Taylor[a]	Add or Deduct Equity Award Adjustments- Randy L. Taylor[b]	Compensation Actually Paid to PEO - Randy L. Taylor
2024	$ 3,160,492	$ 2,399,880	$ 4,678,235	$ 5,438,847

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

| | | | | PEO - Randy L. Taylor | | | |
Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value from Prior Year End to the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2024	$ 4,987,751	$ 571,088	$ —	$ (128,895)	$ (751,709)	$ —	$ 4,678,235

(5) The dollar amounts reported represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding our CEO) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, Mark F. Labay, Darren D. A. Simmons, David J. Lucchese, Kate C. Lowenhar-Fisher, and Dean A. Ehrlich; (ii) for 2023, Mark F. Labay, Dean A. Ehrlich, Darren D. A. Simmons, and David J. Lucchese ; (iii) for 2022, Mark F. Labay, Dean A. Ehrlich, Darren D. A. Simmons, and David J. Lucchese ; (iv) for 2021, Mark F. Labay, Randy L. Taylor, Dean A Ehrlich, and Kate C. Lowenhar-Fisher; and (v) for 2020, Randy L. Taylor, Mark F. Labay, Dean A. Ehrlich, and David J. Lucchese.

(6) Mr. Ehrlich served as Executive Vice President, Games Business Leader until September 1, 2024.

(7) The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs as a group (excluding our CEO), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our CEO) for each year to determine the compensation actually paid, using the same methodology described above in Note 4:

Year	Reported Summary Compensation Table for Non-PEO NEO's	Deduct Reported Value of Equity Awards	Add or Deduct Equity Award Adjustments[a]	Compensation Actually Paid to Non-PEO NEO's
2024	$ 1,062,824	$ 532,028	$ 891,900	$ 1,422,696

(a) The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value from Prior Year End to the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2024	$ 1,092,795	$ 107,900	$ —	$ (114,726)	$ (194,069)	$ —	$ 891,900

(8) The Company's closing stock prices were $13.51, $11.27, $14.35, $21.35, and $13.81 for the years ended December 31, 2024, 2023, 2022, 2021, and 2020, respectively.

(9) The cumulative Total Stockholder Return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(10) The peer group used for this purpose is the published S&P Software & Services Select Industry Index.

(11) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(12) The dollar amounts reported represent the amount of AEBITDA and are to be read in conjunction with our 10-K audited financial statements for the applicable year. For additional information related to AEBITDA, refer to Appendix A: Unaudited Reconciliation of Selected Financial GAAP to non-GAAP measures.

Financial Performance Measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our stockholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- AEBITDA
- Total Revenue
- Relative TSR

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

<u>Compensation Actually Paid and Cumulative TSR</u>

Total Stockholder Return has the most direct and significant impact on PEO and NEO compensation actually paid. This is primarily driven by our compensation program design, which is structured with a significant portion of compensation at-risk, through RSUs and PSUs. SEC rules require that Peer Group total stockholder return be presented as a performance measure in the Pay versus Performance Table above. The graph below shows the relationship between the Company's total stockholder return and the total stockholder return of the Peer Group, as well as compensation actually paid (as computed in accordance with SEC rules). Our peer group used is the published S&P Software & Services Select Industry Index, as reported in the Company's consolidated financial statements, for the five fiscal years ending December 31, 2024.



Compensation Actually Paid and Net Income

SEC rules require that net income be presented as a performance measure in the Pay versus Performance Table above. The graph below shows the relationship between compensation actually paid (as computed in accordance with SEC rules) to our PEOs and the average of the compensation actually paid (as computed in accordance with SEC rules) to our other NEOs and net income attributable to the company over the five fiscal years ending December 31, 2024 as reported in the Company's consolidated financial statements.



Compensation Actually Paid and AEBITDA

AEBITDA is the company-selected measure. As the core metric used to link company performance to compensation actually paid (as computed in accordance with SEC rules). AEBITDA has a material impact on PEO and NEO compensation as it is used to calculate performance-based incentive compensation. The graph below shows the relationship between compensation actually paid (as computed in accordance with SEC rules) to our PEOs and the average of the compensation actually paid (as computed in accordance with SEC rules) to our other NEOs and our AEBITDA over the five fiscal years ending December 31, 2024.



PROPOSAL 3
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Item No. 3 on the Proxy Card)

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

Ratification of PricewaterhouseCoopers LLP

As previously disclosed in the Company's Current Report on Form 8-K filed on May 28, 2024, the Audit Committee completed a competitive process to review the appointment of the Company's independent registered public accounting firm for the remainder of the 2024 fiscal year in light of the Pending Proposed Transaction. As a result of this process and following careful deliberation, on May 28, 2024, the Audit Committee notified Ernst & Young, LLP ("EY") that it had determined to dismiss EY as the Company's independent registered public accounting firm, effective as of that same date. On, and effective as of, May 28, 2024, the Audit Committee selected PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2024.

Although the Company is not required to seek stockholder approval of its selection of an independent registered public accounting firm, the Board believes it to be sound corporate governance to do so. If the appointment is not ratified, the Board will investigate the reasons for stockholder rejection and will reconsider its selection of its independent registered public accounting firm. However, because of the difficulty in making any substitution so long after the beginning of the current year, the appointment of PwC for fiscal year 2025 will stand, unless the Audit Committee finds other good reason for making a change and doing so is in the best interests of the Company and its stockholders. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if the Audit Committee determines that such a change would be in the Company's and its stockholders' best interests. Proxies solicited by our Board will, unless otherwise directed, be voted to ratify the appointment of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

Prior Independent Registered Public Accounting Firm

EY's audit report on the Company's financial statements for the fiscal year ended December 31, 2023 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal year ended December 31, 2023 and through May 28, 2024, (i) there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to EY's satisfaction, would have caused EY to make reference to the subject matter in connection with its report on the Company's financial statements for such year; and (ii) there were no reportable events, within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

During the Company's fiscal years ended December 31, 2023 and through May 28, 2024, neither the Company, nor any party on the Company's behalf, consulted PwC with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of the audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

Attendance at Annual Meeting

Representatives of PwC are expected to be present at the Annual Meeting, will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions from stockholders.

Fees

The following table represents fees invoiced for professional audit services rendered by PwC, our independent registered public accounting firm for the year ended December 31, 2024, and fees invoiced for professional audit services rendered by EY, our prior independent registered public accounting firm for the year ended December 31, 2023, for the audit of the Company's annual financial statements as well as fees invoiced for additional services rendered by them for each respective year (amounts in thousands):

	Year Ended December 31,	
	2024	**2023**
Audit fees[1]	$ 1,809	$ 1,338
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	**$ 1,809**	**$ 1,338**

_____

(1) Audit fees include amounts for the following professional services:

- audit of the Company's annual financial statements for fiscal years 2024 and 2023;

- attestation services, technical consultations and advisory services in connection with Section 404 of the Sarbanes-Oxley Act of 2002;

- reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q;

- statutory and regulatory audits, consents and other services related to SEC matters;

- professional services provided in connection with other statutory and regulatory filings;

- out-of-scope services, inclusive of additional audit charges;

- access to a cloud-based accounting research tool; and

- access to a cloud-based disclosure checklist tool.

In making its recommendation to ratify the appointment of PwC as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025, the Audit Committee has considered whether services other than audit and audit-related services provided by PwC are compatible with maintaining the independence of PwC.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit and permissible non-audit services provided by its independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by its independent registered public accounting firm. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the independent registered public accounting firm is required to provide detailed back-up documentation at the time of approval. The hours expended on the engagement to audit the Company's financial statements for fiscal year 2024 were not attributed to work performed by persons other than PwC's full-time, permanent employees. All of the services described in the table above were approved in conformity with the Audit Committee's pre-approval process for independent registered public accounting firm fees.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board currently consists of Messrs. Fox, Judge, Bali, and Finch, and Mses. Mullarkey, Watson, and Nutton. Mr. Fox serves as Chair of the Audit Committee. The Board has determined that each member of the Audit Committee meets the experience requirements of the rules and regulations of the NYSE and the SEC, as currently applicable to the Company. The Board has also determined that each member of the Audit Committee meets the independence requirements of the rules and regulations of the NYSE and the SEC, as currently applicable to the Company.

The Audit Committee operates under a written charter approved by the Board. A copy of the charter is available on our website at https://www.everi.com/investor-relations/governance/governance-documents/.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing financial reports and other financial information provided by the Company to any governmental body or the public, the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established, and the Company's auditing, accounting and financial reporting processes generally. The Audit Committee annually recommends to the Board the appointment of an independent registered public accounting firm to audit the consolidated financial statements and internal controls over financial reporting of the Company and meets with such personnel of the Company to review the scope and the results of the annual audits, the amount of audit fees, the Company's internal controls over financial reporting, the Company's consolidated financial statements in the Company's Annual Report on Form 10-K and other related matters.

The Audit Committee has reviewed and discussed with management the consolidated financial statements for fiscal year 2024 audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm for its fiscal year ended December 31, 2024, and management's assessment of internal controls over financial reporting. The Audit Committee has discussed with PricewaterhouseCoopers LLP various matters related to the financial statements, including those matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The Audit Committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP regarding its communications with the Audit Committee concerning independence, as required by the Public Company Accounting Oversight Board's applicable rules, and has discussed with PricewaterhouseCoopers LLP its independence. Based upon such review and discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

The Audit Committee and the Board also has recommended, subject to stockholder ratification, the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2025.

Members of the Audit Committee:

Linster W. Fox **(Chair)**
Geoffrey P. Judge
Maureen T. Mullarkey
Atul Bali
Secil Tabli Watson
Paul W. Finch, Jr.
Debra L. Nutton

FREQUENTLY ASKED QUESTIONS

Why am I receiving these proxy materials?

The Board is furnishing these proxy materials to you in connection with the Company's Annual Meeting to be held on Wednesday, May 21, 2025, at the Company's Corporate Headquarters located at 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada 89113, beginning at 9:00 a.m. Pacific Time. At the Annual Meeting, you are entitled and requested to vote on the proposals outlined in this Proxy Statement.

This Proxy Statement is dated April 18, 2025, and is first being mailed to stockholders on or about April 18, 2025.

What proposals will be voted on at the Annual Meeting, and what are the recommendations of the Board?

There are three proposals scheduled to be voted on at the Annual Meeting. The proposals, and the Board's voting recommendations with respect to such proposals, are as follows:

Proposal 1	Board's Voting Recommendations
Election of three Class II directors to serve until the Company's 2028 annual meeting of stockholders.	**FOR each of the Board's nominees**
Proposal 2	
Approval, on a non-binding, advisory basis, of the compensation of our named executive officers as shown in this Proxy Statement.	**FOR**
Proposal 3	
Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.	**FOR**

Management does not know of any matters to be presented at the Annual Meeting other than those set forth in this Proxy Statement and in the Notice of 2025 Annual Meeting of Stockholders accompanying this Proxy Statement. If other matters should properly come before the Annual Meeting, the proxy holders will vote on such matters in accordance with their best judgment. Our stockholders have no dissenter's or appraisal rights in connection with any of the proposals to be presented at the Annual Meeting.

What is the record date and what does it mean?

The record date for the Annual Meeting is April 4, 2025 (the "Record Date"). Only holders of shares of the Company's common stock, par value $0.001 per share ("Common Stock"), at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. At the close of business on April 4, 2025, there were approximately 86,536,650 shares of Common Stock outstanding and entitled to vote.

Shares held in treasury by the Company are not treated as being issued or outstanding for purposes of determining the number of shares of Common Stock entitled to vote.

How many votes do I have?

Each holder of shares of Common Stock is entitled to one vote for each share of Common Stock owned as of the Record Date.

Who is a "stockholder of record," and who is a "beneficial holder"?

You are a stockholder of record if your shares of our Common Stock are registered directly in your own name with our transfer agent, Broadridge Financial Solutions, Inc. ("Broadridge"), as of the Record Date. You are a beneficial owner if a bank, brokerage firm, trustee, or other agent (each, a "nominee") holds your stock. This is often called ownership in "street name" because your name does not appear in the records of our transfer agent. If your shares are held in street name, you will receive instructions from the holder of record. You must follow the instructions of the holder of record for your shares to be voted. Internet voting also will be offered to stockholders owning shares through certain banks and brokers. If your shares are not registered directly in your own name and you plan to vote your shares in person at the Annual Meeting, you should contact your nominee to obtain a legal proxy and bring it to the Annual Meeting to vote. For additional requirements to attend the Annual Meeting, see the information provided on page 5.

Who votes shares held in "street name"?

If you are a beneficial owner of shares held in "street name" by a nominee or other holder of record, and you do not give that nominee or other record holder specific instructions as to how to vote those shares, under the rules of the NYSE, your nominee or other record holder may, but is not required, to vote your shares on routine proposals. Without your specific instructions, however, your nominee or other record holder cannot vote your shares on non-routine proposals, and may elect not to vote on any of the proposals unless you provide voting instructions. Accordingly, if you do not instruct your nominee or other record holder how to vote, and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. If you hold your shares in street name, please refer to the information forwarded by your nominee or other holder of record for procedures on voting your shares or revoking or changing your proxy. We urge you to promptly provide instructions to your nominee or other holder of record regarding the voting of your shares so that all your shares are voted on all proposals, even if you plan to attend the Annual Meeting.

What constitutes a quorum?

The presence at the Annual Meeting, in person or represented by proxy, of the holders of a majority of the shares of Common Stock outstanding and entitled to vote on the Record Date will constitute a quorum permitting the proposals described herein to be acted upon at the Annual Meeting. Abstentions and broker non-votes are counted as present and are, therefore, included for purposes of determining whether a quorum of shares of Common Stock is present at the Annual Meeting.

What is the voting requirement to approve each of the proposals?

Voting Item	Board Recommendation	Voting Standard	Treatment of Abstentions & Broker Non-Votes (if any)
Election of Directors	For each of the Board's nominees	Plurality[1] of Shares Represented at the Meeting and Entitled to Vote Thereon	No effect on the outcome of the election
Say on Pay[2]	For	Majority[3] of Shares Represented at the Meeting and Entitled to Vote Thereon	**Broker Non-Votes:** No effect on the outcome of this proposal **Abstentions:** Same effect as a vote "Against" this proposal
Auditor Ratification	For	Majority[3] of Shares Represented at the Meeting and Entitled to Vote Thereon	**Broker Non-Votes:** No effect on the outcome of this proposal **Abstentions:** Same effect as a vote "Against" this proposal

_____

(1) Director nominees who receive the highest number of shares voted "For" his or her election are elected.

If a nominee in an uncontested election (such as this one) nonetheless does not receive the vote of at least the majority of the votes cast and no successor has been elected at such meeting, he or she may trigger the Company's guideline regarding majority voting for directors. Full details of the guideline are set out in our Corporate Governance Guidelines, which are publicly available at the Corporate Governance section of the "Investors" page on our website at: https://www.everi.com/investor-relations/governance/governance-documents/.

(2) Although this vote is advisory and non-binding on our Board, the Board and Compensation Committee will consider the voting results, along with other relevant factors, in connection with their ongoing evaluation of our compensation program and/or the frequency of votes on our compensation program, as applicable.

(3) Number of shares voted "For" must exceed 50% of the number of shares represented at the meeting and entitled to vote thereon.

All valid proxies received prior to the Annual Meeting will be exercised. All shares represented by a proxy will be voted, and where a proxy specifies a stockholder's choice with respect to any matter to be acted upon, the shares will be voted in accordance with that specification. If you are a stockholder of record and sign and return your proxy card or vote electronically without making any specific selections, your shares will be voted in accordance with the recommendations of the proxy holders on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the Annual Meeting.

How do I vote my shares?

You can either attend the Annual Meeting and vote in person or give a proxy to be voted at the Annual Meeting. A proxy may be given in one of the following three ways:

- electronically by using the Internet;
- after receiving your proxy materials, over the telephone by calling a toll-free number; or
- by mailing the enclosed proxy card.

We encourage you to vote over the Internet or by telephone in advance of the meeting. Specific instructions for stockholders who wish to use the Internet or telephone voting procedures are set forth on the enclosed proxy card. If your shares are held in street name through a nominee or other holder of record, you will receive instructions from the nominee or other record holder that you must follow to have your shares voted.

How are the proxy card votes counted?

If the accompanying proxy card is properly completed, signed, and returned to us, and not subsequently revoked, it will be voted as directed by you. If the proxy card is submitted, but voting instructions are not provided, the proxy will be voted: (i) "For" each of the director nominees; (ii) "For" the advisory approval of the compensation of our named executive officers; and (iii) "For" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

Can I change my vote after submitting my proxy?

You can change your vote at any time before your proxy is exercised at the Annual Meeting. You may do so in one of the following four ways:

- submitting another proxy card bearing a later date;
- sending a written notice revoking your proxy to the **Corporate Secretary of the Company at 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada 89113, or via e-mail to secretary@everi.com**;
- submitting new voting instructions via telephone or the Internet (if initially able to vote in that manner); or
- attending the Annual Meeting and voting in person.

If you hold your shares in "street name" through a nominee or other holder of record and you have instructed the nominee or other holder of record to vote your shares, you must follow the directions received from the nominee or other holder of record to change those instructions. Please refer to the information sent by your nominee or other holder of record for procedures on revoking or changing your proxy.

Who is paying for this proxy solicitation?

This proxy solicitation is being made by the Board of the Company. The Company will bear the cost of soliciting proxies, including the cost of preparing, assembling, printing, and mailing this Proxy Statement. The Company also will reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition, proxies may be solicited by certain of the Company's directors, officers, and regular employees, either personally, by telephone, facsimile or e-mail. None of such persons will receive any additional compensation for their services.

How can I find out the voting results?

The Company will report the voting results in a Current Report on Form 8-K to be filed with the SEC within four business days after the end of the Annual Meeting.

Changing the way you receive proxy materials in the future – How do I receive electronic access to proxy materials for future annual meetings?

Stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies, which results in cost savings for the Company and benefits the environment. If you are a stockholder of record and would like to receive future proxy materials electronically, you can select this option by following the instructions provided when you vote your proxy over the Internet at: www.proxyvote.com. If you choose to view future proxy statements and annual reports over the Internet, you will receive an e-mail notification next year with instructions containing the Internet address of those materials. Your choice to view future proxy statements and annual reports over the Internet will remain in effect until you contact either your nominee or other holder of record or the Company to rescind your instructions. You do not have to elect Internet access each year.

If your shares of Common Stock are registered in the name of a brokerage firm, you still may be eligible to vote your shares of Common Stock electronically over the Internet. A large number of brokerage firms are participating in the Broadridge online program, which provides eligible stockholders who receive a paper copy of this Proxy Statement the opportunity to vote via the Internet. If your brokerage firm is participating in Broadridge's program, your proxy materials will provide instructions for voting online. If your proxy materials do not reference Internet information, please complete and return your voting instruction form.

What is "householding"?

There are circumstances under which you may receive multiple mailings containing copies of the proxy materials, proxy cards, or voting instruction form. For example, if you hold your shares in more than one brokerage account, you may receive separate mailings for each such brokerage account. In addition, if you are a stockholder of record and your shares are registered in more than one name, you may receive more than one mailing. Please authorize your proxy in accordance with the instructions of each mailing separately, since each one represents different shares that you own.

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to satisfy delivery requirements for annual reports and proxy statements with respect to two or more stockholders sharing the same address by delivering a single annual report or proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," provides extra convenience for stockholders, cost savings for companies, and benefits the environment. Brokers with account holders who are stockholders of the Company may be householding the Company's proxy materials. Once you have received notice from your broker that it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report or proxy statement, or if you are receiving multiple copies thereof and wish to receive only one, please notify your broker or notify the Company by sending a written request to the **Corporate Secretary of the Company at 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada 89113, or via e-mail to secretary@everi.com, or by calling (702) 855-3000.** The Company, if contacted, will undertake to promptly deliver the requested materials.

When are stockholder proposals due for the 2026 Annual Meeting of Stockholders?

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy certain other conditions established by the SEC, including specifically under Rule 14a-8 of the Exchange Act. To be timely, a proposal must be received at our principal executive offices, addressed to our Corporate Secretary of the Company, not less than 120 calendar days before the date our proxy statement was released to stockholders in connection with the previous year's annual meeting. Accordingly, for a stockholder proposal to be included in our proxy materials for our 2026 Annual Meeting of Stockholders, the proposal must be received at our principal executive offices, addressed to our Corporate Secretary of the Company, not later than the close of business on December 19, 2025.

Subject to certain exceptions, stockholder business (including nominations) that is not intended for inclusion in our proxy materials may be brought before an annual meeting so long as notice of the proposal—as specified by, and subject to the conditions set forth in, our Bylaws—is delivered to our Corporate Secretary at our principal executive offices not earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary of the date of the preceding year's annual meeting. For our 2026 Annual Meeting of Stockholders, proper notice of business that is not intended for inclusion in our proxy statement must be received no earlier than the close of business on January 21, 2026, nor later than the close of business on February 20, 2026. In addition to giving notice pursuant to the advance notice provisions of the Company's bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must also provide proper written notice that sets forth all information required by Rule 14a-19, the SEC's universal proxy rule, to the Secretary of the Company at our principal executive offices by no later than March 22, 2026 (or, if the 2026 Annual Meeting of Stockholders is called for a date that is more than 30 days before or more than 30 days after the one-year anniversary date, then notice must be provided not later than 60 calendar days prior to the date of the 2026 Annual Meeting of Stockholders or the 10th calendar day following the day on which public announcement of the date of the 2026 Annual Meeting of Stockholders is first made by the Company).

A stockholder's notice to the Corporate Secretary of the Company must set forth as to each matter the stockholder proposes to bring before the annual meeting:

- Director Nomination: all information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

- Stockholder Proposals: a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

Each stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made must also include (a) the name and address of such stockholder, as they appear on the Company's books, and of such beneficial owner, (b) the class and number of shares of the Company which are owned beneficially and of record by such stockholder and such beneficial owner, and (c) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the Company's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Company's voting shares to elect such nominee or nominees.

OTHER MATTERS

As of the date of this Proxy Statement, the Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons named as proxies in the enclosed form of proxy or their substitutes will vote in accordance with their judgment on such matters.

ANNUAL REPORT TO STOCKHOLDERS AND ANNUAL REPORT ON FORM 10-K

The 2024 Annual Report, including the Company's audited financial statements, is being delivered with this Proxy Statement, but is not incorporated into this Proxy Statement and is not to be considered a part of these proxy materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act. The information contained in the "Compensation Committee Report" and the "Report of the Audit Committee" shall not be deemed "filed" with the SEC or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

We will provide a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, to each stockholder as of the Record Date, without charge, upon written request to Corporate Secretary, Everi Holdings Inc., 7250 South Tenaya Way, Suite 100, Las Vegas, Nevada, 89113, or via e-mail to secretary@everi.com. Any exhibits listed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 also will be furnished upon written request at the actual expense we incur in furnishing such exhibits.

By Order of the Board of Directors,

/s/ Randy L. Taylor

Randy L. Taylor
President and Chief Executive Officer & Director

Las Vegas, Nevada
April 18, 2025

Appendix A

UNAUDITED RECONCILIATION OF SELECTED FINANCIAL GAAP TO NON-GAAP MEASURES

The following table presents a reconciliation of AEBITDA and Free Cash Flow ("FCF"), non-GAAP financial measures included in this Proxy Statement, to net income, the most comparable GAAP financial measure:

	Reconciliation of net income to AEBITDA and to FCF		
	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Net income	$ 15,016	$ 83,997	$ 120,489
Income tax provision	881	17,594	37,111
Interest expense, net of interest income	73,288	77,693	55,752
Operating income	89,185	179,284	213,352
Plus: depreciation and amortization	153,956	138,733	126,359
EBITDA	243,141	318,017	339,711
Non-cash stock compensation expense	10,702	18,711	19,789
Accretion of contract rights	9,340	9,340	9,578
Impairment of acquired intangible assets	—	11,680	—
Acquisition related earnout reduction	—	(1,766)	—
Merger-related employee retention costs	12,263	—	—
Merger-related professional fees and related	22,552	—	—
Inventory related adjustments	7,342	—	—
Litigation fees, net of settlements received	675	(166)	2,291
Employee severance costs and other expenses	2,268	1,981	—
Office and warehouse consolidation costs	—	4,781	686
Debt amendment costs	—	92	—
Asset acquisition expense, non-recurring professional fees and other	—	3,135	2,027
Other non-recurring charges	(109)	1,197	—
AEBITDA	308,174	367,002	374,082
Cash paid for interest, net[1]	(71,931) [2]	(74,500) [3]	(50,942) [4]
Cash paid for capital expenditures	(156,431)	(145,108)	(127,568)
Cash paid for placement fees	—	—	(547)
Cash paid for taxes, net	(14,476)	(5,481)	(4,522)
FCF	$ 65,336	$ 141,913	$ 190,503

[1] Cash paid for interest, net includes the cash received for interest income.

(2) Includes the cash received for interest income of $15.2 million for the year ended December 31, 2024.

(3) Includes the cash received for interest income of $12.0 million for the year ended December 31, 2023.

(4) Includes the cash received for interest income of $3.8 million, as compared to the previously reported cash paid for interest of $54.7 million for the year ended December 31, 2022.

We present AEBITDA, as we use this measure to manage our business and consider this measure to be supplemental to our operating performance. We also make certain compensation decisions based, in part, on our operating performance, as measured by AEBITDA; and our credit facility and senior unsecured notes require us to comply with a consolidated secured leverage ratio that includes performance metrics substantially similar to AEBITDA. We present FCF as a measure of performance. It should not be inferred that the entire FCF amount is available for discretionary expenditures. Accordingly, these measures should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. These measures should be read in conjunction with our net earnings, operating income, and cash flow data prepared in accordance with GAAP.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-32622

EVERI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-0723270**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
7250 S. Tenaya Way, Suite 100	
Las Vegas	
Nevada	**89113**
(Address of principal executive offices)	(Zip Code)

(800) 833-7110

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	EVRI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 28, 2024, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $687.5 million based on the closing sale price as reported on the New York Stock Exchange.

There were 86,437,717 shares of the registrant's common stock issued and outstanding as of the close of business on February 28, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Definitive Proxy Statement for its 2025 Annual Meeting of Stockholders (which is expected to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's 2024 fiscal year) are incorporated by reference into Part III of this Annual Report on Form 10-K. Except as expressly incorporated by reference, the registrant's Proxy Statement shall not be deemed to be a part of this Annual Report on Form 10-K.

EVERI HOLDINGS INC.

ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED December 31, 2024

TABLE OF CONTENTS

In this filing, we refer to: (i) our audited consolidated financial statements and notes thereto as our "Financial Statements," (ii) our audited Consolidated Statements of Operations and Comprehensive Income as our "Statements of Operations," (iii) our audited Consolidated Balance Sheets as our "Balance Sheets," (iv) our audited Consolidated Statements of Cash Flows as our "Statements of Cash Flows," and (v) Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations as our "Results of Operations."

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Everi Holdings Inc. ("Everi Holdings" or "Everi") is a holding company, the assets of which are the issued and outstanding shares of capital stock of each of Everi Payments Inc. ("Everi FinTech" or "FinTech") and Everi Games Holding Inc., which owns all of the issued and outstanding shares of capital stock of Everi Games Inc. ("Everi Games" or "Games"). Unless otherwise indicated, the terms the "Company," "we," "us," and "our" refer to Everi Holdings together with its consolidated subsidiaries.

This Annual Report on Form 10-K ("Annual Report") contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995, as do other materials or oral statements we release to the public. Forward-looking statements are neither historical facts nor assurances of future performance, but instead are based only on our current beliefs, expectations, and assumptions regarding the future of our business, plans and strategies, projections, anticipated events and trends, the economy, and other future conditions, including the Proposed Transaction (defined below), as of the date on which this report is filed. Forward-looking statements often, but do not always, contain words such as "expect," "anticipate," "aim to," "designed to," "intend," "plan," "believe," "goal," "target," "future," "assume," "estimate," "indication," "seek," "project," "may," "can," "could," "should," "favorably positioned," or "will" and other words and terms of similar meaning. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which are based only on information currently available to us and only as of the date hereof.

Forward-looking statements are subject to inherent risks, uncertainties, and changes in circumstances that are often difficult to predict and many of which are beyond our control, including, but not limited to, statements regarding trends, developments, and uncertainties impacting our business, including our ability to withstand: macro-economic impacts on consumer discretionary spending, interest rates and interest expense; global supply chain disruption; inflationary impact on supply chain costs; inflationary impact on labor costs and retention; equity incentive activity and compensation expense; our ability to maintain revenue, earnings, and cash flow momentum or lack thereof; changes in global market, business and regulatory conditions whether as a result of a pandemic, or other economic or geopolitical developments around the world, including availability of discretionary spending income of casino patrons as well as expectations for the closing or re-opening of casinos; product and technological innovations that address customer needs in a new and evolving operating environment or disrupt the industry, such as generative artificial intelligence; to enhance shareholder value in the long-term; trends in gaming operator and patron usage of our products; benefits realized by using our products and services; benefits and/or costs associated with mergers, acquisitions, and/or strategic alliances; the Proposed Transaction, including the anticipated timing of the closing of the Proposed Transaction and the anticipated delisting and deregistration of Everi's common stock; product development, including the benefits from the release of new products, new product features, product enhancements, or product extensions; regulatory approvals and changes; gaming, financial regulatory, legal, card association, and statutory compliance and changes; the implementation of new or amended card association and payment network rules or interpretations; consumer collection activities; competition (including consolidations); tax liabilities; borrowings and debt repayments; goodwill impairment charges; international expansion or lack thereof; resolution of litigation (including litigation in connection with the Proposed Transaction) or government investigations; our share repurchase and dividend policy; new customer contracts and contract renewals or lack thereof; and financial performance and results of operations (including revenue, expenses, margins, earnings, cash flow, and capital expenditures).

Our actual results and financial condition may differ materially from those indicated in forward-looking statements, and important factors that could cause them to do so include, but are not limited to, the following:

- our ability to generate profits in the future and to create incremental value for shareholders;

- our ability to withstand economic slowdowns, inflationary and other economic factors that pressure discretionary consumer spending;

- our ability to execute on mergers, acquisitions, and/or strategic alliances, including our ability to integrate and operate such acquisitions or alliances consistent with our forecasts in order to achieve future growth;

- our ability to execute on key initiatives and deliver ongoing improvements;

- expectations regarding growth for the Company's installed base and daily win per unit;

- expectations regarding placement fee agreements;

- inaccuracies in underlying operating assumptions;

- our ability to withstand direct and indirect impacts of a pandemic outbreak, or other public health crises of uncertain duration on our business and the businesses of our customers and suppliers, including as a result of actions taken in response to governments, regulators, markets and individual consumers;

- changes in global market, business, and regulatory conditions arising as a result of economic, geopolitical and other developments around the world, including a global pandemic, increased conflict and political turmoil, capital market disruptions and instability of financial institutions, climate change or currently unexpected crises or natural disasters;

- our leverage and the related covenants that restrict our operations;

- our ability to comply with our debt covenants and our ability to generate sufficient cash to service all of our indebtedness, fund working capital, and capital expenditures;

- our ability to withstand the loss of revenue during the closure of our customers' facilities;

- our ability to maintain our current customers;

- our ability to replace revenue associated with terminated contracts or margin degradation from contract renewals;

- expectations regarding customers' preferences and demands for future product and service offerings;

- our ability to successfully introduce new products and services, including third-party licensed content;

- gaming operator and patron preferences;

- failure to control product development costs and create successful new products;

- the overall growth or contraction of the gaming industry;

- anticipated sales performance;

- our ability to prevent, mitigate, or timely recover from cybersecurity breaches, attacks, compromises and other security vulnerabilities;

- national and international economic and industry conditions, including the prospect of a shutdown of the U.S. federal government and tariffs;

- changes in gaming regulatory, financial regulatory, legal, card association, and statutory requirements;

- the impact of evolving legal and regulatory requirements, including emerging environmental, social and governance requirements;

- regulatory and licensing difficulties, competitive pressures and changes in the competitive environment;

- operational limitations;

- changes to tax laws;

- uncertainty of litigation outcomes;

- interest rate fluctuations;

- business prospects;

- unanticipated expenses or capital needs;

- the possibility that the conditions to the consummation of the Proposed Transaction will not for any reason be satisfied (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all;

- risks related to the ability to realize the anticipated benefits of the Proposed Transaction;

- negative effects of the announcement or failure to consummate the Proposed Transaction on the market price of the capital stock of Everi and on Everi's operating results, including that Everi's stock price may decline significantly if the Proposed Transaction is not consummated;

- the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement for the Proposed Transaction, which in certain circumstances may require Everi to pay a termination fee;

- significant transaction costs, fees, expenses, and charges in connection with the Proposed Transaction;

- operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operating relationships following the announcement or closing of the Proposed Transaction and the diversion of Everi management's attention from its ongoing business);

- failure to consummate or delay in consummating the Proposed Transaction for any reason;

- technological obsolescence and our ability to adapt to evolving technologies, including generative artificial intelligence;

- employee hiring, turnover and retention;

- our ability to comply with regulatory requirements under the Payment Card Industry ("PCI") Data Security Standards and maintain our certified status; and

- those other risks and uncertainties discussed in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1A. Risk Factors" of this Annual Report.

We undertake no obligation to update or publicly revise any forward-looking statements as a result of new information, future developments or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section. You are advised, however, to consult any further disclosures we make on related subjects in our reports and other filings with the Securities and Exchange Commission (the "SEC").

Item 1. Business.

Overview

Everi develops and offers products and services that provide gaming entertainment, improve our customers' patron engagement, and help our casino customers operate their businesses more efficiently. We develop and supply entertaining game content, gaming machines and gaming systems and services for land-based and iGaming operators. Everi is a provider of financial technology solutions that power casino floors, improve operational efficiencies, and fulfill regulatory requirements. The Company also develops and supplies player loyalty tools and mobile-first applications that enhance patron engagement for our customers and venues in the casino, sports, entertainment, and hospitality industries.

Everi reports its financial performance, and organizes and manages its operations, across the following two business segments: (i) Games and (ii) Financial Technology Solutions ("FinTech").

Everi Games provides gaming operators with gaming technology and entertainment products and services, including: (i) gaming machines, primarily comprising Class II, Class III and Historic Horse Racing ("HHR") slot machines placed under participation and fixed-fee lease arrangements or sold to casino customers; (ii) providing and maintaining the central determinant systems for the video lottery terminals ("VLTs") installed in the State of New York and similar technology in certain tribal jurisdictions; (iii) business-to-business ("B2B") digital online gaming activities; and (iv) bingo solutions through consoles, integrated electronic gaming tablets and related systems.

Everi FinTech provides gaming operators with financial technology products and services, including: (i) financial access and related services supporting digital, cashless and physical cash options across mobile, assisted and self-service channels; (ii) loyalty and marketing software and tools, regulatory and compliance ("RegTech") software solutions, other information-related products and services, and hardware maintenance services; and (iii) associated casino patron self-service hardware that utilizes our financial access, software and other services. We also develop and offer mobile-first applications aimed at enhancing patron engagement for customers in the casino, sports, entertainment, and hospitality industries. Our solutions are secured using an end-to-end security suite to protect against cyber-related attacks allowing us to maintain appropriate levels of security. These solutions include: (i) access to cash and cashless funding at gaming facilities via Automated Teller Machine ("ATM") debit withdrawals, credit card financial access transactions, and point of sale ("POS") debit card purchases at casino cages, kiosk and mobile POS devices; (ii) accounts for the CashClub Wallet, check warranty services, self-service loyalty and fully integrated kiosk maintenance services; (iii) self-service loyalty tools and promotion management software; (iv) compliance, audit, and data software; (v) casino credit data and reporting services; (vi) marketing and promotional offering subscription-based services; (vii) and other ancillary offerings.

Pending Proposed Transaction

On July 26, 2024, the Company entered into definitive agreements with International Game Technology PLC, a public limited company incorporated under the laws of England and Wales ("IGT"), Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of IGT ("Spinco"), Voyager Parent, LLC, a Delaware limited liability company ("Buyer"), and Voyager Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Buyer ("Buyer Sub" and together with Buyer, the "Buyer Parties"), whereby we and IGT's Gaming & Digital business ("IGT Gaming") are expected to be simultaneously acquired by Buyer, a newly formed holding company owned by funds managed by affiliates of Apollo, in an all-cash transaction (the "Proposed Transaction").

Following the closing of the Proposed Transaction, IGT Gaming and Everi will be privately owned companies that are part of one combined enterprise and Everi's common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended. Under the terms of the agreements, Everi stockholders will receive $14.25 per share in cash (subject to adjustment for any stock or interest split, division or subdivision of shares, stock dividend, reverse stock split, combination of shares, reclassification, recapitalization, or other similar transaction) and IGT will receive $4.1 billion of gross cash proceeds for IGT Gaming, subject to customary transaction adjustments in accordance with the definitive agreements. The acquisitions of IGT Gaming and Everi by Buyer are cross-conditioned. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals.

Macro-Economic Volatility and Global Instability, Employment Constraints and Supply Chain Disruptions

We have experienced an impact from macro-economic volatility as a result of inflation, interest rate movements and global instability, particularly as it relates to our supply chain, both from an upstream and downstream perspective, which impacts the delivery of our products; and we continue to evaluate the effects of interest rate movements on our variable rate debt and pricing pressures on our business.

Additionally, we have experienced an impact from employment constraints as a result of inflation that has significantly increased over prior years. This has placed pressure on competitive wages, which has led to increases in wages and other related costs.

For additional information on our segments and the revenues generated by our products and services see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations" and "Note 19 — Segment Information" included elsewhere in this Annual Report.

Our Products and Services

Everi Games

Our products and services include electronic gaming devices, such as Native American Class II offerings and other electronic bingo products, Class III slot machines and HHR gaming machines placed under participation or fixed-fee lease arrangements, or sold to casino customers, B2B digital online gaming activities, accounting and central determinant systems, and other back-office systems. We conduct our Games segment business based on results generated from the following major revenue streams: (i) Gaming Operations; and (ii) Gaming Equipment and Systems.

Gaming Operations

With respect to our Gaming operations revenue stream, we primarily provide: (i) leased gaming equipment, Class II, Class III and HHR offerings, on a revenue participation or a daily fixed-fee basis, including standard games and hardware and premium games and hardware, which include local-area progressive jackpot offerings and wide-area progressive ("WAP") jackpot offerings; (ii) accounting and central determinant systems; (iii) digital online gaming activities; and (iv) bingo solutions through consoles, integrated electronic gaming tablets and related systems.

In connection with our leased gaming equipment, we retain ownership of the machines installed at customer facilities. We receive recurring revenue based on a percentage of the daily win per unit (i.e., cash/coin-in less patron win and jackpots paid) generated by the leased gaming equipment, a percentage of the total cash/coin-in, a daily fixed-fee based upon the number of gaming machines placed or a combination of these methods. We expect to continue to (i) increase our investment in research and development to innovate and introduce new gaming hardware and theme content; (ii) expand our offering of new standard and premium game hardware and theme content; and (iii) extend and expand our game placements into new gaming markets and additional jurisdictions. From our historical focus on game placements in the Oklahoma tribal market, Everi Games has diversified its installed base in recent years with entry into additional commercial and tribal markets. As of December 31, 2024, approximately 9,554 units, or 59.9% of the total installed base, were outside of the Oklahoma tribal market. Additionally, Everi Games maintained its premium game installations, with this portion of games representing approximately 44.9% of our total installed base as of December 31, 2024.

In connection with our WAP offering, machines placed under such arrangements fall into the premium leased gaming equipment category and we retain ownership of such machines. Currently spanning multiple product lines, our WAP offering is available to customers on the *Player Classic Reserve, Player Classic Revolve, Core HDX Renegade, Empire 5527, Empire MPX, Empire Flex* and *Empire DCX* cabinets.

Gaming operations also include revenues generated under our arrangement to provide the New York State Gaming Commission with a central determinant, monitoring, and accounting system for the VLTs in operation at licensed State of New York gaming facilities. In November 2019, an agreement between Everi Games and the New York State Gaming Commission was approved and became effective on January 1, 2020. Under this agreement, Everi Games will provide and maintain the central determinant system for the New York Lottery through December 2029. As of December 31, 2024, there were approximately 17,300 VLTs connected to our central determinant system for the New York Lottery. Pursuant to our agreement with the New York State Gaming Commission, we receive a portion of the network-wide net win (generally, credits played less free pay allowances and prizes paid to patrons per day) in exchange for provision and maintenance of the central determinant system. We also provide the central determinant system technology to Native American tribes in other licensed jurisdictions for which we receive a portion of the revenue generated from the VLTs that are connected to the system.

In connection with our digital online gaming activities, Everi provides our games to business customers, including both regulated real money and social casinos, which offer the games to consumers through their online gaming platforms. Everi has developed its own remote gaming server ("RGS") that allows us to deliver a selection of games from our extensive library of land-based and internally developed content to our digital customers in a manner that allows for the game play features and functionality to operate in a manner similar to how these games were designed for our land-based customers. This RGS library contains casino-themed games available for real money gaming ("RMG") that are offered to regulated online casinos that operate in the RMG regulated markets and social games that are offered to our business customers that operate play-for-fun social casinos on their mobile apps and websites. We enter into revenue share agreements with these online business customers.

Gaming operations also include revenues generated by bingo solutions through consoles, integrated electronic gaming tablets and related systems.

Gaming Equipment and Systems

Gaming equipment and systems revenues are derived from the sale of some combination of: (i) gaming equipment and player terminals; (ii) game content; (iii) license fees; and (iv) ancillary equipment, such as signage and lighting packages.

Games Products

Our Games products include mechanical and video reel games in Class II, Class III and HHR configurations and are offered in a variety of differentiated cabinets:

Classic Mechanical Reel Games. Our full range of classic mechanical reel games provides players with a traditional, high denomination slot gaming experience.

- *Player Classic Signature.* The *Player Classic Signature* launched in 2022 as an update to the successful *Player Classic* cabinet. The cabinet has newer components and technology with more on-screen merchandising capabilities.

- *Player Classic Reserve.* The *Player Classic Reserve,* launched in 2023, is a high-profile three-reel mechanical cabinet with an extensive top box that can incorporate a variety of premium content and secondary bonusing.

- Player Classic Revolve: Our premium linked products such as Cash Machine Jackpots and Gold Standard Jackpots builds upon the skyline cabinet and also includes a mechanical wheel top box and merchandising options for casino operators that can include overhead signage, and wedge kits.

- Player Classic Spin: Player Classic Spin™ is a for-sale extension of the award-winning Player Classic Signature™ family of cabinets with a mechanical wheel integrated above a portrait monitor. This is supported by an exclusive, limited-release library of game content.

Video Reel Games. We offer a growing range of video reel games that provide entertaining slot gaming experience. Below is a list of our video gaming cabinets and select games on these platforms.

- *Dynasty Sol. Dynasty Sol* is our newest 49-inch portrait screen, released in December of 2023 with games such as *Dynamite Pop* and *Chick-A-Boom*.

- *Dynasty Vue. Dynasty Vue* is our unique "square-like" low-profile portrait screen, released in March of 2023 with themes such as *Big Pig and Mega Meltdown*.

- *Dynasty Dynamic. Dynasty Dynamic* weaves together the classic feel of a three-reel mechanical game with the advanced technology and seamless gameplay of a video cabinet.

- *Empire Flex.* The *Empire Flex* cabinet, released in December 2019, is part of the Empire Cabinet Series. The cabinet features a 49-inch flexed monitor capable of supporting 4K content, an enlarged glass button deck, and curved LED light bars that are available in standard or extended options.

- *Empire DCX.* The *Empire DCX* is a premium video cabinet that features dual curved 43-inch displays that support 4K content with integrated edge lighting, premium 4.1 surround sound, and enhanced game-controlled lighting.

Everi FinTech

Our FinTech products and services include solutions that we offer to gaming operators to provide their patrons with financial access and funds-based services supporting digital, cashless and physical cash options across mobile, assisted and self-service channels along with related loyalty and marketing tools, and other information-related products and services. We also develop and offer mobile-first applications aimed at enhancing patron engagement for customers in the casino, sports, entertainment, and hospitality industries. These solutions include:

- access to cash at gaming facilities via ATM debit withdrawals, credit card financial access transactions, and POS debit card purchase at casino cages, kiosk and mobile POS devices;

- access to cashless funding through the CashClub Wallet® and QuikTicket;

- check warranty services;

- self-service fully integrated kiosks and related maintenance services;

- self-service loyalty tools, promotion management software and loyalty kiosks and related maintenance services;

- compliance, audit, and data software;

- a credit bureau focused on casino credit with data and reporting services;

- marketing and promotional based services; and

- other ancillary offerings.

We conduct our FinTech segment business based on results generated from the following major revenue streams: (i) Financial Access Services; (ii) Software and Other; and (iii) Hardware.

Financial Access Services

In connection with our Financial Access Services, we offer the following:

Funds Dispensed. Funds dispensed transactions represent the largest category of electronic payment transactions that we process, as measured by dollars processed and transaction volume. In a funds dispensed transaction, a patron directly accesses funds from either a standalone ATM or a device enabled with our funds dispensing service by using a debit card to withdraw funds from the patron's demand deposit account, using a credit card to access the patron's line of credit, or disbursing funds authorized by a third party through direct application programming interface integration. In any event, the patron must use the personal identification number ("PIN") associated with such card or other accepted authentication method. Our system then routes the transaction request through an electronic funds transfer ("EFT") network to the patron's bank or card issuer, or through a third-party system, as applicable.

Depending on several factors, including the patron's account balance, their credit limit and/or the daily withdrawal limits (which are often set by the card issuer), the card issuer will either authorize or decline the transaction. If the transaction is authorized, then the funds dispensing-enabled device dispenses the cash to the patron. For a transaction using a debit card, the patron's demand deposit account is debited by the amount of cash disbursed plus a service fee that we assess the patron for the use of the funds dispensing service. For a transaction using a credit card with a PIN, the patron's credit card account is charged by the amount of the cash disbursed plus service fees assessed by the Company and by the card issuer for the use of the funds dispensing service. In both cases, our service fee is currently a fixed dollar amount and not a percentage of the transaction size. We also receive a fee from the card issuer, which we refer to as the interchange reimbursement fee, for accommodating the card issuer's customer (the patron). In most circumstances, we pay a percentage of the service fee received from the patron and, in many circumstances, a portion of the interchange reimbursement fees received from the card issuer, as a commission to our gaming operator customers for the right to operate on their premises.

Funds Transmitted. Everi products are also able to transmit funds to a patron's external bank account or other approved account from physical devices such as our kiosks or via the CashClub Wallet. These funds may be sent via ACH, the debit card networks, or direct connections with third parties. In all cases, Everi will either charge a fee to the casino operator or share in revenue from the patron where fees are presented to them for the service.

Credit Card Financial Access Transactions and POS Debit Card Financial Access Transactions. Patrons can perform credit card financial access transactions and POS debit card financial access transactions using many of our enabled devices. A patron's credit card financial access limit is usually a sub-limit of the total credit line and is set by the card issuer, not Everi. These limits vary significantly and can be larger or smaller than the POS debit financial access limit. A credit card financial access transaction obligates the patron to repay the card issuer over time on terms that are preset by the cardholder agreement. A patron's POS debit card allows the patron to make cash withdrawals at the POS-enabled device in an amount equal to the lesser of the amount of funds in the account, or a daily limit that is generally five to ten times as large as the patron's daily ATM limit.

When a patron requests either a credit card or POS debit card financial access transaction, our processor routes the transaction request through one of the card associations, or EFT networks, to the card issuer. Depending upon several factors, such as the available credit or bank account balance, the transaction is either authorized or declined by the card issuer. If authorized, the patron's bank account is debited or the patron's credit card balance is increased, in both cases, by an amount equal to the funds requested plus our service fee. Our service fee is a fixed dollar amount, a percentage of the transaction size, or a combination of a fixed dollar amount and percentage of the transaction size. If the transaction is authorized, the device informs the patron that the transaction has been approved. The device then further instructs the patron to proceed to the gaming operator's cashier cage ("financial services center") to complete the transaction because both credit card and POS debit card financial access transactions must, in most circumstances, be completed in a face-to-face environment and a unique signature received in order to comply with rules of the card associations. We receive the transaction amount and the service fee from the card issuer, and we reimburse the gaming operator for the cash amount that it provided to the patron, and in addition, will pay the gaming operator a portion of the service fee we collected as a commission for the right to operate on its premises. We are also obligated to pay interchange fees to the card issuer and processing costs related to the electronic payment transaction to card associations.

Check Warranty Services. Everi provides a check warranty service that allows gaming operators to accept personal and/or payroll checks without the risk of default. When a patron presents a check to the cashier at a gaming operator, the check and patron information is sent through Everi's system to our third-party partner. The partner evaluates the information and returns to the cashier a warranty limit that a check or multiple checks can be cashed for on that business day. The partner may also return a decline code telling the cashier not to accept the check.

For a gaming operator that subscribes to the check warranty service, Everi will warranty any dishonored check that was approved, eliminating any risk of loss on check acceptance for the gaming operator. Everi's partner facilitates and manages the check processing, deposits, redeposits, and collections for any checks.

On our behalf, our third-party provider charges our customers a fee for the check warranty services, which is typically a percentage of the face amount of the check being warranted. In such circumstances, we receive the check warranty revenue associated with the fees we charge our customers for the initial check warranty services. We are exposed to risk for the losses associated with warranted checks that cannot be collected from patrons issuing the items. Warranty expenses are defined as any amounts paid by the third-party provider to gaming operators to purchase dishonored checks that will not be collectible from patrons. We also pay certain fees and expenses to our third-party provider in connection with the provision of such services.

CashClub® is a software payments platform that provides gaming operators with a personal computer workstation software user interface and point-of-sale terminal that streamlines credit and debit card financial access transaction processing and check warranty transactions for casino patrons. It allows for electronic signature capture and dynamic currency conversion. Several mobile versions, such as CashClub Concierge, are also available that enable operators to serve their patrons when, where, and how they are needed. It also interfaces with our Everi Compliance solutions (defined below) to assist casino operators with meeting regulatory requirements under Title 31 of the Bank Secrecy Act.

CashClub Wallet® is a digital payments platform for gaming operators to offer their patrons a digital cashless method to fund their entertainment experience, including funding at the gaming device, payments at point of sale for retail, online, hotel and food/beverage, igaming, and sports wagering. The wallet allows patrons various funding options including credit card financial access transactions and POS debit card financial access transactions, Automated Clearing House, and E-Check check warranty. It also interfaces with our Everi Compliance solutions (defined below) to assist casino operators with meeting regulatory requirements under Title 31 of the Bank Secrecy Act. The wallet also has capabilities to integrate with our Loyalty platform including our Enrollment and Promotional kiosks.

Software and Other

JackpotXpress is a full-featured jackpot payout and tax form management and filing platform that allows casino personnel to work through the complex jackpot process using a mobile tablet or kiosk. *JackpotXpress* allows gaming operators to reduce jackpot payout wait times, increase slot play, eliminate manually filling out cumbersome paper documents, and perform Know Your Customer ("KYC") checks. It is fully integrated with our *Everi Compliance*, *CageConnect*, and *JackpotXchange* products. In addition to making jackpot operations more efficient, *JackpotXpress* also helps operators increase customer engagement which leads to improved loyalty and service.

Loyalty Platform provides a software platform that enables gaming operators to adopt and deliver new promotional strategies to attract, engage, reward, and retain their patrons. Gaming operators utilize the platform to deliver content and promotions on kiosks, tablets, and mobile devices. The software platform integrates with other casino applications to engage with patrons in a more relevant and personalized fashion. We provide the operators with a control panel to assist with the planning, personalization, and optimization of delivering messages and content via interactions within our platform depending on how much value the casino places on the patron. This allows our customers to unify the patron experience across all touchpoints within the casino and replaces outdated promotional and enrollment tactics by utilizing our content for promotions, drawings, targeted alerts, card signups, reprints, and geo-fencing. By providing a comprehensive set of integrated applications within our platform, we offer gaming operators the ease of use and simplicity to interact with their patrons. Additionally, our loyalty platform is integrated with other Everi applications for financial access and compliance tools.

Maintenance provides various levels of support and maintenance services for our fully integrated kiosks, loyalty kiosks, and related equipment. Our support operations, field service, and customer engagement teams provide quarterly and annual preventative maintenance on these products and software systems to help maximize the efficiency of our products.

Everi Compliance is a leading Anti-money Laundering ("AML") management tool for the gaming industry. Everi Compliance encompasses many elements including filing Suspicious Activity Reports ("SARs") and Currency Transaction Reports ("CTRs"), and assisting our customers in performing KYC activities. Everi Compliance automates much of the manual processes gaming operators employ to be compliant with those requirements, thus saving time, improving accuracy, and allowing operators to manage their compliance programs much more efficiently. In addition, Everi Compliance gives operators the ability to enter Multiple Transaction Log and Negotiable Instrument Log transactions, file Financial Crimes Enforcement Network ("FinCEN") reports electronically, conduct transaction analysis, complete compliance audits, and review reports.

Central Credit is our gaming patron credit bureau service which, on a subscription basis, allows gaming operators to improve their credit-granting decisions by obtaining access to a database containing credit information and transaction data on millions of gaming patrons. Our gaming credit reports comprise information recorded from patron credit histories at hundreds of gaming operators. We provide such information to gaming operators that subscribe to the service. These operators then use that data, among other things, to determine how much credit, if any, they will grant to a gaming patron. We typically charge our customers for access to gaming patron credit reports on a monthly basis and our fees are generally comprised of a fixed minimum amount plus per-transaction charges for certain requests.

Mobile-first Applications is centered around the *BeOn™ Mobile* platform. Fortified by the 2022 asset acquisition of Venuetize, Inc., a leading mobile platform provider in the sports, entertainment, and hospitality industries, we now have products and services formulated for casino operators, sports teams and other venues going through their mobile digital transformation. By offering turn-key solutions that simplify the entire process of the customer journey, digital offerings like our marketing technology associated with it, a mobile app now becomes a powerful tool for any casino operator or venue owner.

Hardware

Fully Integrated Kiosks are a complete line of products that provide multiple functions to gaming operators on their casino floors. This includes financial access functionality that enables funds dispensed cash withdrawals, POS debit card and credit card financial access transactions directly or by using our patented "Seamless Transition" technology, which is the Europay, MasterCard, and Visa global standard for cards equipped with security chip technology ("EMV"). The kiosks also provide functionality to perform check cashing transactions, slot machine ticket redemption, bill breaking, slot ticket purchase from a debit card, and loyalty program access, as well as integration with mobile and wallet technology. The availability of our financial access platform on these slot ticket redemption devices provides us with additional points of contact with gaming patrons at locations that are typically closer to gaming devices than traditional financial access devices that are generally located on the periphery of the gaming area and provides gaming patrons with more opportunities to access their cash with less cashier involvement.

Other Integrated Kiosk Solutions provide casinos with more efficient and streamlined methods for cash handling and transaction processing. These products are designed to be integrated with our financial access products and cage compliance software ensuring compliance with anti-money laundering regulations, and provide an automated way to process common tax forms, such as the Internal Revenue Service Form W-2G or Form 1042-S. In addition, we offer hardware in the form of standalone, non-funds dispensing terminals that perform authorizations for credit card financial access and POS debit card financial access transactions. Our kiosk solutions include the following products:

- *JackpotXchange* family of kiosks, *JXC 4.0*, and *JXC-L*, enable casino personnel to efficiently access funds to pay winning slot machine jackpots to their patrons. These kiosks are integrated with all major slot accounting systems to offer jackpot processing and payout in a combination of cash or slot tickets. These kiosks offer gaming operators the ability to reduce workload for cage operations and slot personnel.

- *CageConnect* is a cash dispensing device that helps streamline casino cage operations. With *CageConnect*, cash is securely vaulted, creating increased security while also reducing cash shrinkage and helping to improve cashier accuracy. Additional efficiencies are achieved from accelerating the process of cage cashiers obtaining money from the vault. *CageConnect* is integrated with *CashClub®* to create an efficient transaction for casino patrons.

- Our *Cash Recycling Solutions* allow casinos to fully automate the check in and check out process of money, saving time and expense. As gaming operators vary in size and complexity, these *Cash Recycling Solutions* support a number of diverse operations such as retail, food and beverage, entertainment, and gaming operations.

Loyalty Kiosk and Related Equipment provide gaming operators with self-service loyalty enrollment, player card issuance, and marketing equipment that manages and delivers a gaming operator's marketing programs through the patron interfaces. This loyalty-related equipment allows the customer to utilize and interact with the loyalty platform as the central hub for all the marketing offerings.

- *Enrollment Kiosk* is a self-service kiosk that allows casino patrons to either sign up for an initial loyalty card or print a replacement card. These kiosks provide an enhanced level of customer service when the club desk is busy or closed by creating patron self-service locations throughout the casino floor without costly infrastructure or additional overhead costs. Such kiosks also assist with updating contact information of card holders and to verify email or phone contact with a two-step verification process.

- *Promotional Kiosk* is a kiosk that engages casino patrons with the casino's loyalty programs, unifying patron service functions into a simple self-service solution. With a range of promotions and offers, the kiosk enables the customer to better manage their marketing efforts. A flexible interface and control panel functionality enable the kiosk to be responsive to customers' changing business conditions or plans. With the drawings feature, multiple point to entry conversion ratios can be controlled by the hour, as well as scheduled prize earnings. Customized content is shared throughout the solution with property amenities that include menus, photos, and video content. With a graphic-rich, statistically-optimized, and exciting promotions catalog library of more than 300 games, critical assets for instant win, episodic board games, and earn and wins, customers' patrons can easily access differentiated content.

Sales

As of December 31, 2024, we served more than 2,800 casinos and other gaming properties primarily in the United States, Canada and Australia, with additional customers in the United Kingdom, Europe, the Caribbean, Central America, and Asia.

In our Games and FinTech businesses, we sell and market our products and services primarily through direct sales force, which targets regulated gaming operators in the United States, Canada, and in certain international markets. Our sales and marketing efforts are directed by a team of customer service executives, each of whom has business development responsibility for gaming operators in specified geographic regions. These customer service executives direct their efforts at various gaming operator personnel, including: senior executives, finance professionals, marketing staff, slot directors, and cashiers, and seek to educate them on the benefits of our products and services. In some cases, our customer service executives are supported by field service and customer engagement teams, who provide on-site customer service. In other cases, our sales executives directly maintain the customer relationships. These customer service executives and field service and customer engagement teams generally reside in the vicinity of the specific gaming operators they support to provide a prompt response to the needs of those gaming operators. In some situations, we also have joint sales efforts with several strategic partners, including independent sales organizations, which allow us to market our products and services to gaming operators through channels other than our direct sales force.

Markets

Development Activities

We conduct research and development activities for both our Gaming and FinTech lines of business.

Our Games research and development activities are primarily to develop gaming systems, game engines, casino data management systems, central determination and other electronic bingo-outcome determination systems, video lottery outcome determination systems, gaming platforms and gaming content, and to enhance our existing product lines.

Our FinTech research and development activities are primarily to develop: (i) payments products, systems, and related capabilities including security, encryption, and business rule engines that deliver differentiated patron experiences and integrate with our other products; (ii) compliance products that increase efficiencies, profitability, enhance employee/patron relationships, and meet regulatory reporting requirements; and (iii) loyalty products, systems, and features that attract, engage, and retain patrons in more intuitive and contextual ways than our competition.

We believe our ability to deliver differentiated, appealing products and services to the marketplace is based on our research and development investments, and we expect to continue to make such investments in the future. Research and development costs consist primarily of salaries and benefits, consulting fees, certification, and testing fees. Once the technological feasibility has been established, the software project is capitalized until it becomes available for general release.

Competitive Conditions

With respect to our Games business, we compete across different gaming markets with a variety of gaming technology and equipment suppliers. Competition is generally based upon the: (i) amount of revenue our products generate for our customers relative to the amount of revenue generated by our competitors' products, which correlate directly to the appeal of these products to gaming patrons and (ii) prices and fees we and our competitors charge for products and services offered. To improve product attractiveness and drive customer demand, we work to develop a consistent pipeline of new game themes, game platforms, hardware cabinets, and systems that are expected to appeal to gaming patrons; obtain appropriate gaming regulatory approvals for such products; and offer these new products to the marketplace in a timely manner.

With respect to our FinTech business, we compete with other providers of financial access services to the gaming industry. Some of these other providers have established cooperative relationships with each other to expand their service offerings. We also face competition from: (i) other manufacturers that provide similar goods and services; (ii) independent sales organizations, which provide basic services often at aggressive pricing; and (iii) traditional transaction processors that have entered the gaming patron financial access services market. This competition amongst these various providers can result in pricing pressure and margin erosion with respect to our core financial access products and services. In addition to competing with various providers of financial access services, FinTech experiences competition from either those same providers or standalone providers of AML compliance products and self-service kiosks for ticket and jackpot redemption.

Resources

Manufacturing

We have assembly facilities in Las Vegas, Nevada and Sydney, Australia, where we assemble gaming machines and kiosk products, which comprise a variety of components, including cabinet hardware, computer assemblies, LCD screens, printers, bill validators and acceptors, power transformer and wiring harnesses.

We believe that our sources of supply of component parts and raw materials for our products are generally adequate. We utilize contract manufacturers to produce the cabinet hardware that make up our gaming machines, kiosk products, and certain other sub-assemblies.

Intellectual Property

We believe the ability to introduce and respond to technological innovation in the gaming industry will be an increasingly important qualification for the future success of any provider of financial access and gaming-related products and services. Our continued competitiveness will depend on: (i) the pace of our new product development; (ii) our patent, copyright, trademark, and trade secret protection; and (iii) our relationships with customers. Our business development personnel work with gaming operators, our technology and other strategic partners, and the suppliers of the financial services upon which our financial access services rely, to design and develop innovative products and services that appeal to gaming patrons.

We rely on a combination of patents, trademarks, copyrights, trade secrets, and contractual restrictions to protect our intellectual property. The expiration dates of these patents vary and are based on their filing and issuances dates. We intend to continue to actively file for patent protection, when such filings are commercially reasonable, within and outside the United States. We also seek trademark protection for our names and products and have registered hundreds of trademarks in the United States and various foreign countries. Under permission or license agreements with third parties, we also sell gaming products covered by independently filed copyrights, trademarks, or patents. Typically, these contracts require us to pay royalties to the licensing party. Royalty expenses are included in the cost of gaming equipment and systems in our Financial Statements included elsewhere in this Annual Report on Form 10-K. In addition to our patents, trademarks, and copyrights, we also rely on a broader scope of intellectual property including trade secrets, in-house know-how, and innovation.

Human Capital

Composition of our Workforce

As of December 31, 2024, Everi employed approximately 2,300 people, a vast majority of whom work in the United States. Approximately 1,000 people are employed within the Games segment and approximately 1,300 people are employed within the FinTech segment. None of our employees are party to a collective bargaining agreement and we have had no labor-related work stoppages.

Culture of our Workplace

In 2024, we reaffirmed our mission statement and continued to focus on our employees' collective imagination, talent, and innovation with our Company's objectives. At Everi, we are guided by our values of collaboration, integrity, inclusion, excellence, and fun. We (i) Harness the power of collaboration; (ii) Act with integrity; (iii) Value Everi-One; (iv) Exceed expectations and be bold. When we deliver on these values consistently, we H.A.V.E. (v) Fun! We live these values by investing in programs and implementing standards to promote ethical business conduct, inclusion, sustainability, giving and volunteerism, and responsible gaming. These programs support our long-term business success while also empowering our team members.

Inspired by Author Simon Sinek's concept of the Golden Circle and the importance of identifying the "WHY" behind your business, Everi has established a company "WHY" statement. As part of our continued growth and our desire to define and share our Company "WHY" statement more broadly, we apply the Company "WHY" that puts our employees and their success front and center:

Elevate the Success of:
- Everi Employee
- Everi Customer
- Everi Day!

Employee Engagement

At Everi, our core values of Inclusion and Collaboration are at the forefront of our efforts to foster ongoing dialogue with our employees. Recognizing that over 70% of our workforce operates outside of an office, we believe in the critical importance of maintaining robust employee engagement and providing avenues for employee input. To achieve this, we employ a variety of feedback mechanisms. These include annual employee surveys, regular company-wide email communications and periodic town hall meetings. These platforms serve a dual purpose: they not only disseminate crucial company updates from our leadership but also provide opportunities for active employee participation and involvement.

Our leadership team takes a hands-on approach to addressing the feedback received through these channels. This practice is a testament to our commitment to not just listen, but to act on employee input, working to foster a culture where every voice is valued and can lead to tangible, positive changes. This approach has been met with success, as evidenced by our overall employee satisfaction score and employee net promoter scores.

Everi has been honored with numerous Top Workplace awards from 2020 to 2023, earning national recognition for three consecutive years. As we continue our commitment to excellence, we have chosen to pause our participation in Top Workplace competition to focus internally on areas where we can further elevate our culture, strengthen our teams and enhance the employee experience. This intentional step allows us to refine and improve so, that when we reenter the competition in the future, we can do so with an even stronger foundation and renewed commitment to being a top workplace.

Employee Development and Training

Everi is dedicated to fostering the growth and development of our employees through a multifaceted training program. We provide specialized leadership training and development courses for newly hired or promoted leaders, equipping them with the skills necessary for their new roles. Additionally, our online learning platform offers an extensive catalog of courses accessible to all employees. This catalog covers a broad spectrum of topics, essential for both leadership and professional development. Key areas include conflict management, effective delegation, understanding unconscious bias, recognizing team achievements, and techniques for coaching and delivering constructive feedback.

Recognizing the importance of holistic development, our program also includes training in vital soft skills. Courses on emotional intelligence, email etiquette, and developing a professional presence are designed to support each employee's personal and professional journey. We believe that investing in such training opportunities not only enhances individual capabilities but also contributes significantly to the overall success and culture of our organization.

Talent Acquisition and Recruiting

The Recruitment Team at Everi is dedicated to sourcing talent from a wide array of channels, particularly recognizing the prevalence of remote work. By leveraging advanced tools and systems, we can help minimize geographic limitations, thereby broadening our talent pool. This approach is especially beneficial in today's competitive job market, allowing us to fill a variety of roles, including those requiring specific, in-demand skills. We are regularly enhancing our recruitment strategies to identify and attract new, untapped talent, supporting the growth and diversification of our business.

At Everi, we believe that creativity and innovation are the fruits of a workforce containing multiple backgrounds and perspectives. To foster this, we employ a blind resume screening process for initial applicants. This method focuses on evaluating talent, experience, and qualifications without the influence of certain demographic information to help provide a fair and unbiased selection process. Additionally, we are proactive in expanding our reach to new candidates. A dedicated member of our Recruitment Team actively collaborates with various educational institutions, professional associations and student organizations. This collaboration not only provides support and information to broader groups of students and job seekers but also helps us discover potential candidates for our open positions. Through these efforts, we are committed to nurturing an inclusive and dynamic workforce that reflects the world in which we operate.

Employee Health and Wellness

Everi considers the health and safety of our employees to be of paramount importance. We have policies in place to monitor the working conditions of our employees and implement measures to protect their health, safety, and well-being.

At Everi, we seek to recognize the diverse needs of our workforce and have tailored our benefits program accordingly. We aim to provide competitive and comprehensive options that are both valuable and accessible to our employees. Our benefits package encompasses a wide range of offerings. These include extensive medical, dental and wellness programs, flexible time-off plans and paid holidays, flexible spending accounts, and a 401(k) retirement plan complimented by a company match on employee contributions. Additionally, we offer financial wellness services to support our employees' overall financial health.

To align our benefits with our employees' needs, we conduct an annual employee benefits survey. This survey serves as a crucial tool for gathering feedback directly from our employees. We actively use this input to refine and enhance our benefits offerings, demonstrating our commitment to regularly improving the work-life balance and overall satisfaction of our workforce.

Everi strives to be steadfast in its commitment to adhering to relevant laws and regulations concerning workplace health and safety, as well as emergency and disaster recovery protocols. Our approach is proactive and informed, as we consistently draw upon the expertise of leading national health organizations. This strategy is integral to our operations, particularly in navigating the macroenvironment and its challenges. Our primary objective is safeguarding our employees, protecting them from potential harm. By staying abreast of and responsive to the latest guidance and best practices, we strive to maintain a safe and secure working environment for all.

Seasonality

Our revenues and cash flows may fluctuate throughout the year driven by seasonality, among other factors. Historically, we have generally experienced higher operating income during the first half of a year and lower operating results during the second half of a year; however, such fluctuations do not have a material impact on our revenues and cash flow.

Government Regulation

General

We are subject to a number of gaming and financial institution laws and regulations and believe that we are in substantial compliance with these laws and regulations. We have designed a diligent internal compliance program governing our business activities, as well as legal requirements generally applicable to publicly traded companies. The compliance program is directed on a day-to-day basis by our Chief Legal Officer, who also serves as Chief Compliance Officer. Legal advice is provided by attorneys from the Company's legal department and outside experts. The compliance program is overseen by the Corporate Compliance Committee, which includes an independent member. While complying with these regulations can require significant time and resources, we do not believe it results in costs that materially impact our earnings, capital expenditures, or competitive position. Despite our compliance efforts, we can give no assurance that our business activities or the activities of our customers in the gaming industry will not be subject to any regulatory or legal enforcement proceedings in the future.

Gaming Regulation

The gaming industry is highly regulated under legal systems that frequently evolve and change based on governmental public policies. Various aspects of our business are subject to comprehensive laws, regulations, and ordinances applicable to the ownership, management, and operation of gambling operators, the manufacture and distribution of gaming devices, as well as certain financial services conducted at such operators. The stated policies and other purposes behind such laws, regulations, and ordinances are generally to: (i) secure the public's trust and confidence in legalized gambling through a system of mandated regulation, internal controls, accounting practices, and operating procedures; and (ii) promote economic activity for the state, county, and local governments through revenue opportunities emanating from taxes, licensing fees, and other economic benefits arising out of gambling and related activities.

A description of the material regulations to which we are subject is set forth below.

Gaming Authorities. We are regulated by various city, county, state, provincial, federal, tribal, and foreign government agencies (collectively, "Gaming Authorities") in the jurisdictions where we conduct business as either a: (i) manufacturer of gaming devices, in those jurisdictions where we manufacture gaming devices and systems; (ii) distributor of gaming devices, in those jurisdictions where we distribute gaming devices and systems; (iii) supplier of "associated equipment," in those jurisdictions where we sell and service fully integrated kiosks and other integrated kiosk solutions; and (iv) non-gaming supplier or vendor, in those jurisdictions where we provide financial access and Central Credit services only. We must maintain those licenses, registrations, or other approvals in good standing to continue our business. Gaming Authorities have broad discretion in determining whether to grant a license, registration, or other approval. Subject to complying with certain procedural requirements, Gaming Authorities may deny any application, or limit, condition, restrict, revoke, or suspend any license, registration, finding of suitability, qualification, or other approval for any cause deemed reasonable to them.

Approvals, Licensing, and Suitability

The process of obtaining necessary licenses, registrations, or other approvals often involves substantial disclosure of confidential or proprietary information about us and our officers, directors, key personnel and, in certain instances, beneficial owners of our debt or equity securities, and requires a determination by the regulators as to our suitability as a manufacturer, distributor, supplier, or vendor to gaming operators. Authorities have broad discretion and may require any beneficial holder of our securities, regardless of the number of shares of common stock or amount of debt securities owned, to file an application, make personal or confidential disclosures, be investigated, and be subject to a determination of suitability. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage (most commonly 5%) of voting securities of a publicly-traded gaming company and, in some jurisdictions, non-voting securities, to report the acquisition to Gaming Authorities, and Gaming Authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for "institutional investors" that hold a company's voting securities for investment purposes only.

Product Approvals

Our gaming devices and certain other products and technologies must be certified or approved by Gaming Authorities in many jurisdictions where we conduct business. These Gaming Authorities test the gaming devices, systems, and related equipment directly or through an independent testing laboratory and may also require a field trial under the regulator's technical standards before allowing us to sell the product. Although we collaborate closely with the Gaming Authorities and independent testing laboratories, we cannot control whether our products will be approved or the length of time it will take to review our products for sale to third parties. Moreover, there are no guarantees that we will be successful in obtaining and maintaining all necessary licenses, permits, and approvals; or in continuing to hold other necessary gaming licenses, permits, and approvals to conduct our businesses either as currently being conducted by us or to expand our businesses.

Our Native American customers are regulated by the National Indian Gaming Commission ("NIGC"), which was established by the Indian Gaming Regulatory Act of 1988 ("IGRA"). The NIGC has regulatory authority over certain aspects of Native American gaming and defines the boundaries of our dealings with the Native American marketplace and the level of regulatory authority to which these games are subject. The IGRA establishes three classes of gaming, each with a different regulatory framework:

Class	Type of Games	Regulatory Oversight
I	Social gaming for minimal prizes and traditional Native American gaming.	Exclusive regulation and oversight by tribal governments.
II	Bingo (both in traditional and electronic form).	Regulation by tribal governments with NIGC oversight.
III	Casino style games (including slot machines, blackjack, craps, and roulette).	Must be permitted by the state in which the tribe is located. The state and the tribe must have negotiated a compact approved by NIGC, and the tribe must have adopted a gaming ordinance approved by the NIGC.

We provide our gaming devices and systems in both Class II and Class III markets.

Class III gaming on Native American tribal lands is usually subject to the negotiation of a compact between the tribe and the proximate state attendant to where the tribe intends to operate a gaming facility. These tribal-state compacts typically include provisions entitling the state to receive significant sums of money in exchange for the tribe's operation of Class III gaming. While tribal-state compacts are intended to document the agreement between the state and a tribe, these tribal-state compacts can be subject to disputes relative to permitted Class III gaming operations.

The Johnson Act. The Johnson Act, as amended by the federal Gambling Devices Act of 1962 (the "Johnson Act"), requires that we register annually with the Criminal Division of the United States Department of Justice, and requires a wide variety of record keeping and equipment identification efforts on our part. Registration is required for us to sell, distribute, manufacture, transport, or receive gaming equipment, machines, or components across state lines. If we fail to comply with the requirements set forth under the Johnson Act, we could become subject to a variety of penalties, including, but not limited to, the seizure and forfeiture of equipment.

Internet and Online Gaming Regulation. Several states have passed legislation and regulations to allow certain intra-state, wager-based, online casino, or lottery games, such as online poker, online lottery, lottery ticket purchases, or lottery ticket subscriptions. To date, several states have authorized some form of Internet or online gaming or lottery activities. However, the legislative and regulatory framework governing these activities may continue to evolve in the future.

Financial Services Regulation

Our FinTech business is also subject to several financial services regulations:

Durbin Amendment. Rules promulgated by the Board of Governors of the Federal Reserve System, required as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), including the so-called Durbin Amendment (the "Durbin Amendment"), establish, among other things, standards for assessing whether debit card interchange fees received by certain debit card issuers are reasonable and proportional to the costs incurred by issuers for electronic debit transactions. Debit card interchange fees are established by payment card networks and ultimately paid by merchants to debit card issuers for each debit transaction.

Anti-Money Laundering and Sanctions. The USA PATRIOT Act of 2001, other federal statutes, generally referred to as the Bank Secrecy Act, and implementing federal regulations require us to establish and maintain an anti-money laundering and countering the finance of terrorism program which includes the following: internal policies, procedures, and controls, a designated compliance officer, ongoing employee training programs, an independent audit function to test the program, and customer due diligence. In addition, the financial access services we provide are subject to record keeping and reporting obligations under the Bank Secrecy Act. Our gaming operator customers are required to file a SAR with the U.S. Treasury Department's Financial Crimes Enforcement Network to report any suspicious transactions relevant to a possible violation of law or regulation. We are also required to file a SAR in certain circumstances where we provide our financial access services directly to patrons. To be reportable, such a transaction must meet criteria that are designed to identify the hiding or disguising of funds derived from illegal activities. Our gaming operator customers, in situations where our financial access services are provided through gaming operator cashier personnel, and we, in situations where we provide our financial access services, are required to file a CTR of each deposit, withdrawal, exchange of currency, or other payment or transfer by, through, or to us which involves a transaction in currency of more than $10,000 in a single day.

We also have a program designed to comply with applicable economic and trade sanctions programs, including those administered and enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"). These sanctions are usually targeted against foreign countries, terrorists, international narcotics traffickers, and those believed to be involved in the proliferation of weapons of mass destruction. Regulations generally require either the blocking of accounts or other property of specified entities or individuals, but they may also require the rejection of certain transactions involving specified entities or individuals. We maintain policies, procedures and other internal controls designed to comply with these sanctions programs.

Fund Transfers. Our POS debit card financial access transactions, credit card financial access transactions, and funds dispensing services are subject to the Electronic Fund Transfer Act, which provides cardholders with rights with respect to electronic fund transfers, including the right to dispute unauthorized charges, charges that list the wrong date or amount, charges for goods and services that are not accepted or delivered as agreed, math errors, and charges for which a cardholder asks for an explanation or written proof of transaction along with a claimed error or request for clarification. We believe the necessary policies and procedures have been implemented throughout our organization to comply with the regulatory requirements for fund transfers.

State Money Transmission Laws. Many states where we complete credit card financial access and POS debit card financial access transactions or offer our online payment processing solution require us to have a money transmitter license, typically issued by the state's Financial Institutions Division. These state laws subject us to, among other requirements, examinations by state regulatory agencies, reporting requirements, net worth and bonding requirements, and consumer disclosure requirements.

Check Cashing. In some states where we provide check cashing services, certain restrictions may be imposed, such as limits on the amounts of service fees that may be charged on the cashing of certain types of checks, requirements as to records that must be kept with respect to dishonored checks, and requirements as to the contents of receipts that must be delivered to gaming patrons at the time a check is cashed.

Credit Reporting. Our Central Credit gaming patron credit bureau services and check verification and warranty services are subject to the Fair Credit Reporting Act (the "FCRA") and the Fair and Accurate Credit Transactions Act of 2003 (the "FACTA") and their implementing rules, which require consumer credit bureaus, such as Central Credit, to provide credit report information to businesses only for certain purposes and to otherwise safeguard credit report information, to disclose to consumers their credit report on request, and to permit consumers to dispute and correct inaccurate or incomplete information in their credit report. These laws and rules also govern the information that may be contained in a consumer credit report. We continue to implement policies and procedures as well as adapt our business practices in order to comply with these laws and regulations. In addition to federal regulations, our Central Credit gaming patron credit bureau services are subject to the state credit reporting regulations that impose similar requirements to the FCRA and the FACTA.

Debt Collection. We currently outsource most of our debt collection efforts to third parties. However, we may engage in debt collection to collect on chargebacks on our financial access products and unpaid balances for services performed for our check services, Central Credit services, compliance services, receivables relating to the sale and service of our fully integrated kiosks and other integrated kiosk solutions, and other amounts owing to us in connection with performing various services for our customers. All such collection practices may be subject to the Fair Debt Collection Practices Act (the "FDCPA"), which prohibits unfair, deceptive, or abusive debt collection practices, as well as consumer-debt-collection laws and regulations adopted by the various states.

Consumer Financial Services. The Consumer Financial Protection Bureau and other federal, state, and local law enforcement and regulatory agencies have the authority to regulate consumer financial products. These agencies have broad statutory powers, including to promulgate rules, issue interpretations, and take enforcement actions that may affect our business.

Privacy Regulations. Our collection of information from patrons who use our financial products and services, such as our financial access services, are subject to the financial information privacy protection provisions of the Gramm-Leach-Bliley Act of 1999 (the "GLBA") and its implementing federal regulations. We gather, as permitted by law, non-public, personally-identifiable financial information from patrons who use our financial access services, such as names, addresses, telephone numbers, bank and credit card account numbers, and transaction information. The GLBA requires us to safeguard and protect the privacy of such non-public personal information and requires us to make disclosures to patrons regarding our privacy and information sharing policies and give patrons the opportunity to direct us not to disclose information about them to unaffiliated third parties in certain situations. We are also subject to state privacy regulations which, in some cases, may be even stricter than federal law, including without limitation, the California Consumer Privacy Act. We continue to implement policies and programs as well as adapt our business practices to comply with federal and state privacy laws and regulations. In addition, we are subject to foreign data protection and privacy laws including, but not limited to, the European Union General Data Protection Regulation, which requires companies to meet certain requirements regarding data privacy and security.

Funds Dispensed Operations. The Electronic Fund Transfer Act requires us to disclose certain notices regarding the fees that we charge for performing a funds dispensed transaction as well as to incorporate such notices on the ATM screens to notify patrons of such fees prior to completing a funds dispensed transaction. Our funds dispensed services are also subject to applicable state banking regulations in each jurisdiction in which we operate ATMs which require, among other things, that we register with the state banking regulators as an operator of ATMs, that we provide gaming patrons with notices of the transaction fees assessed upon use of our ATMs, that our transaction fees do not exceed designated maximums, that we offer gaming patrons a means of resolving disputes with us, and that we comply with prescribed safety and security requirements. In addition, the ATMs we operate are subject to requirements of the Americans with Disabilities Act, which in general require that ATMs be accessible to individuals with disabilities, such as visually-impaired persons.

Network and Card Association Regulations. In addition to the governmental regulations described above, some of our services are also subject to rules promulgated by various payment networks, EFT networks, and card associations. For example, we must comply with the PCI Data Security Standard. We have been designated as a compliant service provider under the PCI Data Security Standard. We must be certified to maintain our status as a compliant service provider on an annual basis.

EMV is designed to deter fraudulent card transactions related to identity theft, counterfeit cards, and the misuse of lost or stolen cards via enhanced card authentication, transaction authorization, and cardholder verification using chip-based smart-cards. The EMV has been adopted in many regions of the world as the global standard for fraud deterrence in chip-based smart-card payments. Merchants whose devices are not capable of processing chip-based smart-card EMV transactions are responsible for chargebacks due to fraudulent transactions on such cards.

As a merchant of financial access transactions processed through MasterCard, Visa, Discover, and American Express, all who have adopted the EMV standard, and as an operator of ATMs, our POS, fully-integrated kiosk, and ATM devices are subject to the EMV standard. This requires us to maintain our fleet of U.S.-based POS, fully-integrated kiosk, and ATM devices to support the EMV standard.

International Regulation

We are also subject to a variety of gaming and financial services regulations and other laws, including the Foreign Corrupt Practices Act, in the international markets in which we operate. We expect to become subject to additional gaming and financial services regulations and other laws in the jurisdictions into which we expand our operations. Our expansion into new markets is dependent upon our ability to comply with the regulatory regimes adopted by such jurisdictions.

In addition, refer to "Item 1A. Risk Factors — Risks Related to the Regulation of Our Industry" for more information regarding industry, state, and federal regulations impacting our business and related risks and uncertainties.

Available Information

Our website address is www.everi.com. We make available, free of charge, on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed, or furnished, pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. The information on our website is not part of this Annual Report or our other filings with the SEC. In addition to visiting our website, you may read documents we file with the SEC at www.sec.gov.

Item 1A. Risk Factors.

The following section describes material risks and uncertainties that make an investment in our securities risky and may adversely affect our business, financial condition, results of operations, or the market price of our stock. These risk factors do not identify all risks that we face; our operations could also be affected by factors, events, or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. Moreover, some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future. This section should be read in conjunction with our Financial Statements and Results of Operations included elsewhere in this Annual Report on Form 10-K.

Risks Related to Our Business

Our operations are dependent upon business and consumer demand for gaming and overall economic trends specific to the gaming industry. Economic downturns or a decline in the popularity of gaming could reduce the number of patrons who use our products and services or the amounts of cash that they access using our services.

We provide our gaming-related and financial access products and services almost exclusively to regulated gaming operators. As a result, our business depends on consumer demand for gaming. Gaming is a discretionary leisure activity, participation in which has in the past and may in the future decline during periods of (i) economic growth, due to changes in consumers' spending preferences; (ii) economic downturns or uncertainty, or periods of high inflation, due to decreases in our consumers' disposable income, confidence, or general tourism activities; and (iii) declining consumer confidence, due to general economic conditions, domestic- and geo-political concerns, or other factors. Gaming competes with other leisure activities as a form of consumer entertainment and may lose popularity as new leisure activities arise or as other leisure activities become more popular. The popularity and acceptance of gaming is also influenced by the prevailing social mores and changes in social mores, including changes driven by social responsibility organizations that are dedicated to addressing responsible gaming, which could result in reduced acceptance of gaming as a leisure activity or litigation or lobbying efforts focused on limiting gaming activities. To the extent that the popularity or availability of gaming in the establishments of regulated gaming operators declines as a result of any of these factors, the demand for our financial access and gaming-related products and services, or the willingness of our customers to spend new capital on acquiring gaming equipment or utilize revenue share agreements, may decline and our business may be harmed.

If we are unable to develop and protect our intellectual property adequately or obtain intellectual property rights and agreements, we may lose valuable competitive advantages, be forced to incur costly litigation to protect our rights or be restricted in our ability to provide various products in our markets.

Our success depends, in part, on developing and protecting our intellectual property, as discussed in "Item 1. Business". We also rely on other confidentiality and contractual agreements and arrangements with our employees, affiliates, business partners, contractors and customers to establish and protect our intellectual property and similar proprietary rights. We cannot assure you that we will be successful in protecting these rights and, despite our efforts, our trade secrets and proprietary know-how could become known to, or independently developed by, competitors through malfeasance by employees, contractors or other insiders who may have access to our intellectual property; industrial, corporate or other espionage events; or unauthorized intrusions into our networks or those of our third-party vendors. Any litigation relating to the defense of our intellectual property, whether successful or unsuccessful, could result in substantial costs to us and potentially cause a diversion of our resources.

In addition, we rely on intellectual property licenses from one or more competitors, the loss of which could materially and adversely affect our business and the sale or placement of our products. Various third-party gaming manufacturers with which we compete are much larger than us and have substantially larger intellectual property asset portfolios. The gaming manufacturer industry is very competitive and litigious, and a lawsuit brought by one of our larger competitors, regardless of whether or not well-founded, may have a material adverse effect on our business, financial condition, operations, or cash flows and our ability to sell or place our products.

In addition, we have faced and may again face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. In the event a claim of infringement against us is successful, we may be required to pay royalties to use technology or other intellectual property rights that we had been using, or we may be required to enter into a license agreement and pay license fees, or we may be required to stop using the technology or other intellectual property rights that we had been using. We may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable amount of time. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and potentially cause a diversion of our resources.

We rely on technology provided by third-party vendors, the loss of which could materially and adversely affect our business, increase our costs, and delay deployment or suspend development of our financial services products, gaming systems and player terminals.

We have entered into license agreements with third parties for the exclusive use of their technology and intellectual property rights in the gaming industry, such as our license to use portions of the software infrastructure upon which our financial access systems operate, and we also rely on third-party manufacturers to manufacture our gaming devices, fully integrated kiosks, and other integrated kiosk solutions. We rely on these other parties to maintain and protect this technology and the related intellectual property rights. If our licensors fail to protect their intellectual property rights in material that we license and we are unable to protect such intellectual property rights, the value of our licenses may diminish significantly, and our business could be significantly harmed. In addition, if these agreements expire and we are unable to renew them, or if this software or hardware, or functional equivalents of this software or hardware, were either no longer available to us or no longer offered to us on commercially reasonable terms, we may lose a valuable competitive advantage and our business could be harmed.

We have in the past and may again experience various difficulties related to our supply chain, particularly with respect to international third-party suppliers of our components, that could cause significant production delays. If we are unable to obtain these components from our established third-party vendors, we could be required to either redesign our products to function with alternate third-party products or to develop or manufacture these components ourselves, which would result in increased costs and could result in delays in the deployment of our financial service products, gaming systems and player terminals. Furthermore, we might be forced to limit the features available in our current or future offerings.

We operate our business in regions subject to natural disasters, public health issues, political instability and other potentially catastrophic events. Any interruption to our business resulting from such an event will adversely affect our revenues and results of operations.

In the event of a natural or human-caused disaster or other catastrophic event, the operations of gaming operators and the international third-party suppliers we rely on could be negatively impacted or consumer demand for gaming could decline, or both, and as a result, our business could be interrupted, which could materially and adversely affect our revenues and results of operations. Adverse weather conditions, particularly flooding, hurricanes, tornadoes, heavy snowfall, and other extreme weather conditions often deter our customer's patrons from traveling to or make it difficult for them to frequent the sites where our games and FinTech equipment are installed, and have disrupted supply chains. Similarly, public health crises, such as an epidemic or pandemic, often deter patrons from visiting our customer's gaming operators. If any of those sites, where a significant number of our games and FinTech equipment is installed, or our suppliers either individually or simultaneously experienced adverse weather conditions or other catastrophic events, our results of business, financial condition, and operations could be materially and adversely affected. From time to time, the impact of weather-related natural disasters has resulted in business disruption at certain of our locations as well as our customers' facilities and may do so in the future.

The emergence of generative artificial intelligence ("GenAI") may have material adverse impacts on our operations and financial performance, the gaming industry that we serve, our customers, and gaming patrons.

GenAI is likely to have a variety of unforeseeable impacts, the nature of which are highly uncertain and cannot be predicted, on our business and the gaming industry. Existing and new competitors using GenAI may bring new gaming products to the market, increasing competition and choices for our customers and patrons, resulting in a decrease in demand for our products. New GenAI-based or GenAI-created non-gaming products and services may emerge and compete for consumers' leisure and entertainment spending, resulting in a decrease in spending on our gaming products and services. GenAI can be used to create false and misleading information, impersonate people, and increase the effectiveness of fraudulent activities and cyberattacks, leading to increased costs of fraud and cybersecurity detection and remediation, as well as a loss in operational efficiency, reputation and revenues. GenAI can create art, music and literature with little or no human intervention, leading to disruption in the gaming industry and job displacement among our employees, customers and patrons, and affecting spending on gaming-related leisure activities. The use of GenAI tools and content in the creation of intellectual property, games and content by our employees and suppliers, whether authorized or unauthorized, may lead to third-party claims related to that intellectual property or our inability to maintain full ownership over our intellectual property, resulting in litigation, damages and license fees, or the requirement that we withdraw certain content from the marketplace, leading to loss of revenue. The recent emergence and fast growth of GenAI technology means that the full range of impacts on the Company are unknowable at this time.

Risks Related to Our Games Business

Most of our leased gaming device contracts with our customers are short-term, and if we are unable to maintain our current customers on terms that are favorable to us, our business, financial condition, operations, or cash flows may suffer a material adverse effect.

Most of our leased gaming device contracts with our customers are generally short-term, except for customers with whom we have entered into development and placement fee agreements. We do not rely upon the stated term of our gaming device contracts to retain the business of our customers. We rely instead upon providing competitive player terminals, games, and systems to give our customers the incentive to continue doing business with us. At any point in time, a significant portion of our gaming device business is subject to non-renewal, which may materially and adversely affect our earnings, financial condition, and cash flows. To renew or extend any of our customer contracts, generally, we may be required to accept financial and other terms that are less favorable to us than the terms of the expired contracts. In addition, we may not succeed in renewing customer contracts when they expire. If we are required to agree to other less favorable terms to retain our customers or we are not able to renew our relationships with our customers upon the expiration of our contracts, our business, financial condition, operations, or cash flows could suffer a material adverse effect.

Tribal gaming customers who have historically operated large numbers of Class II gaming units may negotiate arrangements with state governments or renegotiate existing gaming compacts that could impact the number of Class II gaming devices currently supplied by the Company, to the extent there is a desire to change to Class III gaming units. If we are unable to maintain our existing placement of units, then our business, financial condition, operations, or cash flows may suffer an adverse effect.

As of December 31, 2024, we operated more than 10,036 Class II gaming units under lease or daily fixed-fee arrangements with our customers. Customers who enter into compacts with state governments may desire to change from Class II gaming units to Class III gaming units, as Class III units generally perform better than Class II units. This may result in the loss of placements under lease or daily fixed-fee arrangements as customers purchase or lease Class III units from other equipment suppliers to replace our existing Class II units. If we are unable to replace these lost units with our proprietary Class III units, our business, financial condition, operations, or cash flows could be negatively impacted.

Tribal gaming customers that operate Class III gaming units do so under compacts with state governments. If these tribal gaming customers are unable to maintain or renew these existing gaming compacts, then our business, financial condition, operations, or cash flows may suffer an adverse effect.

As of December 31, 2024, we operated approximately 2,972 Class III gaming units under lease or daily fixed-fee arrangements with our tribal gaming customers. As Class III units generally perform better than Class II units, the loss of these Class III placements under lease or daily fixed-fee arrangements, if these customers are unable to renew their Class III gaming compacts and we are unable to replace these lost units with our proprietary Class II units, may negatively impact our business, financial condition, operations, or cash flows.

We derive a significant portion of our revenue from tribal customers, and our ability to effectively operate in tribal gaming markets is vulnerable to legal and regulatory uncertainties, including the ability to enforce contractual rights on tribal land.

We derive a significant percentage of our revenue from the provision of financial access and gaming-related products and services to gaming facilities operated on tribal lands. Tribes that are federally-recognized are considered "domestic dependent nations" with certain sovereign rights and, in the absence of a specific grant of authority by Congress to a state or a specific compact or agreement between a tribal entity and a state that would allow the state to regulate activities taking place on tribal lands, such tribes can enact their own laws and regulate gaming operations and contracts. In this capacity, tribes generally enjoy a degree of sovereign immunity, which, among other things, recognizes a tribe's inherent authority of self-determination and self-governance, immunizes the tribe from certain lawsuits outside of tribal jurisdiction, and generally authorizes a tribe's powers of taxation and spending over its federally-recognized nation. Accordingly, before we can seek to enforce contract rights with a tribe, or an agency or instrumentality of a tribe, we must obtain from the tribe a general or limited waiver of its sovereign immunity with respect to the matter in dispute, which we are not always able to do. Without a general or limited waiver of sovereign immunity, or if such waiver is held to be ineffective, we could be precluded from judicially enforcing any rights or remedies against a tribe, including the right to enter lands to retrieve our property in the event of a breach of contract by the tribal party to that contract. Governing law and venue provisions in our contracts with tribal customers vary widely and may not be enforceable.

Government enforcement, regulatory action, judicial decisions, and proposed legislative action have in the past affected, and will likely continue to affect our business, financial condition, operations, cash flows, and prospects in tribal lands. The legal and regulatory uncertainties surrounding our tribal agreements could result in a significant and immediate material adverse effect on our business, financial condition, operations, or cash flows. For example, certain of our agreements with tribes are subject to review by regulatory authorities. Additionally, such uncertainties could increase our cost of doing business and could take management's attention away from operations. Regulatory action against our customers or equipment in these or other markets could result in machine seizures and significant revenue disruptions, among other adverse consequences. Moreover, tribal policies and procedures, as well as tribal selection of gaming vendors, are subject to the political and governance environment within each tribe. Changes in tribal leadership or tribal political pressure can affect our business relationships within markets.

We may not realize sufficient returns or be successful in renewing our existing or future placement and development fee agreements with casino operators to expand or develop gaming facilities.

In our gaming business, we have entered into placement fee agreements with several customers to secure long-term revenue share arrangements which include a fixed number of player terminal placements in the gaming facility. These placement fee agreements sometimes provide for the removal of our player terminal placements in the event of poor game performance with no further obligation from the gaming customer.

Risks Related to Our FinTech Business

An unexpectedly high level of chargebacks, as a result of fraud or otherwise, could materially and adversely affect our Financial Access business.

When patrons use our financial access services, we either dispense cash or produce a negotiable instrument that can be exchanged for cash. If a completed financial access transaction is subsequently disputed, and if we are unsuccessful in establishing the validity of the transaction, we may not be able to collect payment for such transaction and such transaction becomes a chargeback. If we incur chargebacks in excess of specified levels, we could lose our sponsorship into the card associations or be censured by the card associations by way of fines or otherwise. Our failure to adequately manage our chargebacks could have a material adverse effect on our business, financial condition, operations, or cash flows.

Changes in consumers' willingness to pay a convenience fee to access their funds could reduce the demand for our Financial Access products and services.

Our financial access business depends upon the willingness of patrons to pay a convenience fee to access their own funds on the premises of a gaming operator. In most retail environments, consumers typically do not pay an additional fee for using non-cash payment methods such as credit cards, POS debit cards, or checks. Gaming patrons could bring more cash with them to the establishments of gaming operators or access cash outside of gaming operators without paying a fee for the convenience of not having to leave the establishment. To the extent that gaming patrons become unwilling to pay these convenience fees or lower cost financial access alternatives become available, the demand for financial access services within the establishments of gaming operators may decline and our business could suffer.

We maintain a significant amount of cash within our ATMs, which is subject to potential loss due to theft or other events, including natural disasters.

A loss of cash from the ATMs we own and for which we provide the cash to operate from our vault cash arrangements is generally our responsibility. The insurance we typically require our service providers, who either transport the cash or otherwise have access to the ATM safe, to maintain in the event cash losses occur as a result of theft, misconduct or negligence on the part of such providers may be insufficient. Cash losses at the ATM could occur in a variety of ways, such as natural disasters, fires, vandalism, and theft. Our insurance policies may not cover losses that may occur to the equipment, and any losses to the cash contained in those devices would be borne by us. An increase in the frequency and/or amounts of theft and other losses could lead to a material loss of cash and negatively impact our operating results.

Pending Proposed Transaction

The announcement and pendency of the Proposed Transaction could adversely impact our business, financial condition, and results of operations.

On July 26, 2024, we entered into definitive agreements with IGT, Spinco, Buyer, and Buyer Sub, whereby we and IGT Gaming are expected to be simultaneously acquired by Buyer, a newly formed holding company owned by funds managed by affiliates of Apollo, in an all-cash transaction (the "Proposed Transaction"). Uncertainty about the effect of the Proposed Transaction on our employees, customers, and other parties may have an adverse effect on our business, financial condition, and results of operations regardless of whether the Proposed Transaction is completed. These risks to our business in connection with the Proposed Transaction include the following, all of which could be exacerbated by a delay in the consummation of the Proposed Transaction:

- the diversion of significant management time and resources from our ongoing business and operations as a result of the devotion of management's attention to the Proposed Transaction;

- the impairment of our ability to retain, hire, and motivate our employees, including key personnel;

- operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the announcement of the Proposed Transaction);

- delays or deferments of certain business decisions by our customers, suppliers, and other business partners;

- the inability to pursue alternative business opportunities or make appropriate changes to our business because, subject to certain exceptions, the merger agreement in connection with the Proposed Transaction (the "Merger Agreement") requires us to use reasonable best efforts to conduct our business and operations in all material respects in the ordinary course of business consistent with past practice and to preserve intact in all material respects the material components of our business organization and to maintain satisfactory relations with key customers, key suppliers, material licensors, and governmental authorities with whom we and our subsidiaries have significant business relationships or regulatory relationships, to use commercially reasonable efforts to maintain satisfactory relations with all other customers, suppliers, and licensors, and to not engage in certain material transactions prior to the completion of the Proposed Transaction;

- the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, which in certain circumstances may require us to pay a termination fee;

- litigation matters relating to the Proposed Transaction, including the nature, costs, and outcome of pending and any future litigation and other legal proceedings related to the Proposed Transaction;

- the incurrence of significant costs, fees, and expenses for professional services and other transaction costs in connection with the Proposed Transaction; and

- potential negative reactions from the financial markets.

In addition, any acquisition, merger, disposition, strategic investment, or similar activity may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and otherwise adversely impact our business, financial condition, and results of operations. We may not achieve any or all of the anticipated financial results, cost synergies, or other benefits expected in connection with any such transaction, or strengthen our competitive position, or achieve other anticipated goals in a timely manner, or at all. Further, such transactions may be viewed negatively by our current or potential customers, financial markets, or investors.

The completion of the Proposed Transaction is subject to the satisfaction or waiver of certain closing conditions by us, IGT, Buyer and Buyer Sub, including certain regulatory conditions, and the failure to consummate the Proposed Transaction within the expected timeframe or at all could adversely impact our business, financial condition, and results of operations.

Our respective obligations, on the one hand, and those of the Buyer Parties, on the other hand, to effect the proposed acquisition, and of IGT, on the one hand, and the Buyer Parties, on the other hand, to effect the Equity Sale, are subject to the satisfaction or waiver of various and customary closing conditions, including (but not limited to): (i) the accuracy of the representations and warranties contained in the Merger Agreement, subject to certain customary materiality qualifications, as of the date of the Merger Agreement and as of the closing of the Proposed Transaction, and compliance in all material respects with the covenants and obligations contained in the Merger Agreement; (ii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote thereon (the "Stockholder Approval"), which was obtained on November 14, 2024; (iii) (a) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (b) the receipt and effectiveness of certain governmental approvals required under antitrust laws, foreign investment laws, and financial services laws (or the termination or expiration of any applicable waiting period thereunder), and gaming approvals from certain gaming authorities; and (iv) the absence of any order, writ, judgment, injunction, or decree that prevents, makes illegal, or prohibits the closing of the Proposed Transaction.

We can provide no assurance that the closing conditions will be fulfilled (or waived, if applicable) in a timely manner or at all, and, if all closing conditions are timely fulfilled (or waived, if applicable), we can provide no assurance as to the terms, conditions, and timing of the completion of the Proposed Transaction. Many of the conditions to completion of the Proposed Transaction are not within our control, and we cannot predict when or if these conditions will be fulfilled (or waived, if applicable).

The Proposed Transaction is complex in nature, and unanticipated developments, including, among other things, changes in law, the macroeconomic environment, market conditions, regulatory or geopolitical conditions, or natural disasters, may affect our, IGT's, or the Buyer Parties' ability to close the Proposed Transaction as currently expected and within the anticipated time frame or at all. Additionally, the Merger Agreement includes certain termination rights for each of us, IGT, and the Buyer Parties, subject, in certain circumstances, to our payment to IGT and Buyer of a termination fee in an aggregate amount of $65 million in cash upon termination of the Merger Agreement under specified circumstances. If we are required to make this payment, doing so may materially adversely affect our business, financial condition, and results of operations.

Any changes to the Proposed Transaction or delay in closing the Proposed Transaction could cause us, IGT, or the Buyer Parties not to realize some or all of the expected benefits or to realize them on a different timeline than expected. In addition, the terms and conditions of the required regulatory authorizations and consents that are granted, if any, may impose requirements, limitations, or costs, or materially delay the closing of the Proposed Transaction. Additionally, there may be a significant or longer than expected time period between the Stockholder Approval and the closing of the Proposed Transaction, due to the timing of required regulatory approvals, satisfaction of other closing conditions, or other factors, including those described in this "Item 1A. Risk Factors" section. As a result, the circumstances at the time of the closing may vary, including to a significant degree, from those at the time the Stockholder Approval was obtained, including, without limitation, with respect to our stock price or business and financial performance, developments in the industry in which we operate, external factors such as macroeconomic, regulatory, geopolitical, and market developments, or other factors not currently anticipated. However, pursuant to the Merger Agreement, the closing will nonetheless occur upon the satisfaction or waiver of the required closing conditions as set forth in the Merger Agreement, irrespective of any change in circumstances between the time the requisite Stockholder Approval was obtained and the closing of the Proposed Transaction, unless otherwise provided for in the Merger Agreement. If the closing of the Proposed Transaction is delayed or does not occur, this could result in a material adverse effect on our financial condition, results of operations, ability to pursue alternative transactions, and reputation.

There can be no assurance that a remedy will be available to us in the event of a breach of the Merger Agreement by any other party to the Merger Agreement, or that we will wholly or partially recover for any damages incurred by us in connection with the Proposed Transaction. A failed transaction may result in negative publicity and a negative impression of us among our customers or in the investment community or business community generally. Further, any disruptions to our business resulting from the announcement and pendency of the Proposed Transaction, including any adverse changes in our relationships with our customers, suppliers, lenders, partners, officers, employees, governmental entities, and other third parties, could continue or accelerate in the event of a failed transaction or the perception that the transaction may be delayed or may not close. In addition, if the Proposed Transaction is not consummated, the share price of our common stock may likely decline, including below the $14.25 per share price of the Proposed Transaction. Further, if the Proposed Transaction is consummated, as our stockholders will receive cash in exchange for their shares, our stockholders will not be able to share in any potential upside of our common stock after the closing.

We have incurred, and will continue to incur, significant costs, expenses, and fees and other transaction costs in connection with the Original Proposed Transaction and the Proposed Transaction, for which we will have received little or no benefit if the Proposed Transaction is not completed. Fees and costs will be payable by us even if the Proposed Transaction is not completed and may relate to activities that we would not have undertaken except in connection with the Proposed Transaction.

The Merger Agreement contains provisions that limit our ability to pursue an alternative transaction, which may discourage a potential third party from making a favorable alternative transaction proposal, as well as certain limited termination provisions.

The Merger Agreement contains provisions that make it more difficult for us to seek an alternative transaction. Under these provisions, we have agreed not to, and to cause our subsidiaries (and to use reasonable best effort to cause our and their respective representatives) not to, directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of, furnish any information regarding us or our subsidiaries to any person in connection with or in response to, engage in discussions or negotiations with any person relating to (other than to state that they are not currently permitted to have discussions), or approve, endorse or recommend, any Acquisition Proposal or any Acquisition Inquiry (each as defined in the Merger Agreement) with respect to us, nor enter into any letter of intent or similar contract contemplating or relating to any Acquisition Transaction (as defined in the Merger Agreement) or any Acquisition Inquiry with respect to us (excluding certain permitted confidentiality agreements) (the "No Shop Provision").

Notwithstanding the foregoing, if prior to obtaining the Stockholder Approval, we received a written Acquisition Proposal that did not result from a material breach of the No Shop Provision, and our board of directors determined in good faith (a) after consultation with our financial advisor that such Acquisition Proposal is or would reasonably be expected to lead to a Merger Partner Superior Proposal (as defined in the Merger Agreement) and (b) after consultation with our outside legal counsel that the failure to take the following actions would reasonably be expected to be inconsistent with the fiduciary duties of our board of directors under applicable law, then we had the ability to furnish information regarding us or our subsidiaries, or enter into discussions and negotiations with the person making such Acquisition Proposal and its representatives, in each case subject to complying with specified notice requirements and other conditions as set forth in the Merger Agreement.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring or combining with all or a significant portion of our business or pursuing an alternative transaction with us from considering or proposing such a transaction.

In addition, we may terminate the Merger Agreement under certain circumstances, including if the Proposed Transaction is not consummated by July 26, 2025 (the "Outside Date"), provided that the Outside Date may be extended under certain circumstances as specified in the Merger Agreement, including with respect to the timing of regulatory approvals and the Marketing Period (as defined in the Merger Agreement). However, the termination right will not be available to us if the failure to consummate the Proposed Transaction by such date is primarily attributable to our failure to perform any covenant or obligation in the Merger Agreement that we are required to perform. If we terminate the Merger Agreement, this could result in a material adverse impact on our results of operations, and if the Merger Agreement is terminated and we seek another business combination transaction, we may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Proposed Transaction.

We will incur significant costs related to the Proposed Transaction that could have a material adverse effect on our liquidity, cash flows, and operating results.

We expect to incur significant costs in connection with the Proposed Transaction, including transaction costs, legal and regulatory fees, and other costs that our management team believes are necessary to effect or realize the anticipated benefits from the Proposed Transaction. The incurrence of these costs could have a material adverse effect on our financial condition and results of operations, including in the periods in which they are incurred.

The Merger Agreement contains our specified termination rights, including specified circumstances where we would be required to pay to IGT and Buyer a termination fee in an aggregate amount of $65 million in cash upon termination of the Merger Agreement. The incurrence of such fee may have a material adverse effect on our liquidity, cash flows, and operating results in the period in which it is incurred.

The consideration to be paid by Buyer to our stockholders will not be adjusted in the event the value of our business or assets changes before the Proposed Transaction closes.

The consideration to be paid by Buyer to our stockholders will not be adjusted in the event the value of our business or assets changes, including as a result of the regulatory process. If the value of our business or assets changes going forward, now that our stockholders approved the adoption of the Merger Agreement, the trading price of shares of our common stock may be less than or greater than our stockholders had anticipated when they considered the adoption of the Merger Agreement. Pursuant to the Merger Agreement, we will not be permitted to terminate the Merger Agreement solely because of changes in the trading price of shares of our common stock.

The trading price of our shares of common stock may fluctuate as a result of the Proposed Transaction.

There can be no assurance that the trading price of our shares of common stock will not fluctuate prior to the closing of the Proposed Transaction. The trading price may increase or decrease (including above or below the $14.25 per share consideration to be paid by Buyer) due to, among other things, uncertainty of the closing of the Proposed Transaction or uncertainty as to the impact to our business during the pendency of the Proposed Transaction. Our stockholders will not be able to share in any potential upside that an indirect parent of Buyer will have by virtue of its ownership of IGT Gaming following the Equity Sale and us following the proposed acquisition.

Lawsuits have been filed and additional lawsuits may be filed against us and our board of directors challenging the transactions contemplated by the Merger Agreement or the Proposed Transaction, which could prevent or delay the completion of the Proposed Transaction or result in the payment of damages.

Following the announcement of the Proposed Transaction, purported stockholders of Everi filed complaints or sent demand letters alleging that the definitive proxy statement for the Special Meeting of Everi stockholders omitted or misstated material information with respect to the Proposed Transaction and seeking supplemental disclosures and other equitable and legal relief. It is possible that additional litigation against us or our directors may be filed in the future. Among other remedies, claimants could seek damages and/or to enjoin the transactions contemplated by the Merger Agreement or the Proposed Transaction. An adverse ruling in any pending or future lawsuit may delay or prevent the transactions contemplated by the Proposed Transaction from being completed. Any such actions may create uncertainty relating to the Proposed Transaction and may be costly and distracting to our management.

Risks Related to Our Capital Structure

The agreements and instruments governing our debt impose restrictions that may limit our operating and financial flexibility.

As discussed in "Note 13 - Long Term Debt", the Credit Facilities and the indenture governing the 2021 Unsecured Notes contain a number of significant restrictions and covenants that limit our ability, among other considerations, to: incur additional indebtedness; sell assets, or consolidate, or merge with or into other companies; pay dividends, or repurchase or redeem capital stock; make certain investments; issue capital stock of our subsidiaries; incur liens; prepay, redeem or repurchase subordinated debt; and enter into certain types of transactions with our affiliates. These covenants could have the effect of limiting our flexibility in planning for or reacting to changes in our business and the markets in which we compete. Our existing borrowings could also impact our ability to raise additional capital to fund our operations, limit our ability to react to changes in our industry or the economy or to be competitive against others in our industry, expose us to interest rate risk on our variable rate debt, and prevent us from meeting our obligations with respect to our indebtedness, any of which could have significant adverse effects on our business, financial condition and results of operations. In addition, to the extent we are found in default and if our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us, or at all. If our debt is in default for any reason, our business, financial condition, and results of operations could be materially and adversely affected.

A material increase in market interest rates could adversely affect our business and results of operations.

As of December 31, 2024, all of our indebtedness under our Senior Credit Facilities is at variable interest rates tied to the Secured Overnight Financing Rate ("SOFR"). Any material increases to SOFR could increase the amount of interest we are required to pay under the Senior Credit Facilities and adversely affect our business and results of operations.

In addition, we have commercial arrangements with third-party vendors to provide cash for certain of our fund dispensing devices. For the use of these funds, we pay a usage fee on either the average daily balance of funds utilized multiplied by a contractually defined usage rate or the amounts supplied multiplied by a contractually defined usage rate. Assuming no change in the amount of cash used to supply our ATMs, an increase in SOFR would result in higher monthly fees that we must pay to obtain this supply of cash, thereby increasing our ATM operating costs. Any increase in the amount of cash required to supply our ATMs would magnify the impact of an increase in SOFR and our business could be adversely affected.

Risks Related to Our Information Technology

We have experienced in the past and may experience in the future network or system failures, or service interruptions, including cybersecurity attacks, or other technology and privacy risks. Our inability to protect our systems and data against such risks could harm our business and reputation.

Our ability to provide uninterrupted and high levels of services depends upon the performance of our internal network, systems and related infrastructure, and those of our third-party vendors. Any significant interruptions in, or degradation of, the quality of the services, including infrastructure storage and support, that these third parties provide to us could severely harm our business and reputation and lead to the loss of customers and revenue. Our internal network, systems, and related infrastructure, in addition to the networks, systems, and related infrastructure of our third-party technology vendors, may be vulnerable to computer viruses and other malware that infiltrate such systems and networks, as well as physical or electronic security breaches, natural disasters, and similar disruptions. They have been and may continue to be the target of attempts to identify and exploit network and system vulnerabilities, penetrate or bypass security measures to interrupt or degrade the quality of the services we receive or provide, or otherwise gain unauthorized access to our networks and systems or those of our third-party vendors. These vulnerabilities or other attempts at access may result from, or be caused by, human error or technological failures, however, they may also be the product of malicious actions by third parties intending to harm our business. The methods that may be used by these third parties to cause service interruptions or failures or to obtain unauthorized access to information change frequently, are difficult to detect, evolve rapidly, and are increasingly sophisticated and hard to defend against. Our investment in security measures and other defensive measures, and those employed by our third-party vendors, may not be sufficient to defend against all such current and future methods.

Our careful vetting of third parties to provide technology services and the contractual requirements related to the security that we impose on our third-party vendors who have access to this data may not be sufficient to protect us from network or system failures or service interruptions.

Any actual or perceived security breach, whether experienced by us or a third-party vendor; the reporting or announcement of such an event, or reports of perceived security vulnerabilities of our systems or the systems of our third-party service providers whether accurate or not; or our failure or perceived failure to respond or remediate an event or make adequate or timely disclosures to the public, Gaming Authorities, regulatory or law enforcement agencies following any such event may be material and lead to harm to our financial condition, business reputation, and prospects of future business due to, among other factors: loss of customer confidence arising from interruptions or outages of our services, delays, failure to meet contractual obligations, and loss of data or public release of confidential data; increased regulatory scrutiny on us; compromised trade secret and intellectual property; exposure to costly uninsured liabilities such as material fines, penalties, liquidated damages, and overall margin compression due to renegotiation of contracts on less favorable terms or loss of business; liability for claims relating to misuse of personal information in violation of contractual obligations or data privacy laws; and potential theft of our intellectual property.

A security breach could occur and persist for an extended period of time without detection. We expect that any investigation of a security breach could take a substantial amount of time, and during such time we may not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all of which could further increase the costs and consequences of such a breach. Further, detecting and remediating such incidents may require specialized expertise and there can be no assurance that we will be able to retain or hire individuals who possess, or otherwise internally develop, such expertise. Our remediation efforts therefore may not be successful. The inability to implement, maintain, and upgrade adequate safeguards could have a material and adverse impact on our business, financial condition and results of operations. Moreover, there could be public announcements regarding any data security-related incidents and any steps we take to respond to or remediate such incidents.

The occurrence of any such failure may also subject us to costly lawsuits and claims for contractual indemnities and may negatively impact the status of our gaming regulatory licenses up to and including revocation, as well as divert valuable management, engineering, information technology, and marketing resources toward addressing these issues and delay our ability to achieve our strategic initiatives. In the event our EGMs or financial access products, systems, or networks are compromised, gaming operators may require us to remediate any abnormality, downtime, loss of use, or suspicious activity, or require us to indemnify casino operators for lost business and, potentially, their patrons. In addition, we gather, as permitted by law, non-public, personally-identifiable financial information from patrons who use our financial access services, such as names, addresses, telephone numbers, bank and credit card account numbers and financial transaction information, and the compromise of such data, which may subject us to fines and other related costs of remediation.

Our insurance coverage may be insufficient to protect us against all losses and costs stemming from security breaches, cyberattacks and other types of unlawful activity, or any resulting disruptions from such events. We cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Competition

The gaming industry is intensely competitive, and if we are unable to compete effectively, including to introduce new, commercially viable games, products and services in a timely manner, our business could be negatively impacted.

Our success is dependent on our ability to develop and sell new games, products, and services that are attractive not only to our customers, but also to their customers, the gaming patrons. We may be unable to enhance our offerings in a timely manner or achieve market acceptance in new or existing markets. The market for gaming devices, financial access products, and related services is highly competitive, and we expect competition to increase and intensify in the future. If we do not appeal to gaming operators and patrons, or do not meet or sustain revenue and profitability of contractual obligations and expectations, we may lose business to our competitors. In both our Games and FinTech businesses, some of our competitors and potential competitors have significant advantages over us, including greater name recognition; longer operating histories; pre-existing relationships with current or potential customers; greater financial, research, design, development, marketing, technological, and other resources; and more ready access to capital resources, which allow them to respond more quickly to new or changing opportunities, be in a better position to compete and, in respect of our financial access business, to pay higher commissions or other incentives to gaming operators in order to gain new customers. In our FinTech business, we compete with other established providers of financial access products and services, including third-party transaction processors, financial institutions, and other regional and local banks that operate ATMs on the premises of gaming operators. To the extent that we lose customers to these competitors, or competitive pressures force us to offer incentives or less favorable pricing terms for us to establish or maintain relationships with gaming operators, our business, financial condition, operations, or cash flows could be materially and adversely affected. Delay in regulatory approvals of new gaming devices and equipment may adversely impact new product deployment.

Consolidation among our customers or competitors could have a material adverse effect on our revenues and profitability.

We often execute contracts with customers pursuant to which we provide products and services at the establishments of multiple gaming operators. Accordingly, the expiration or termination of a single key contract can mean the loss of multiple gaming facilities at which many of our products and services are used. Consolidation among operators of gaming establishments may also result in the loss of customers, if one of our customers is acquired by a business that utilizes one of our competitors, or significant margin compression, if rates vary between acquiring and acquired customers. Consolidation among our competitors in either the Games or FinTech sectors will only increase advantages these competitors may have over us as we compete for these customers, including even greater financial, research, design, development, marketing, technological, and other resources, and the ability to offer customers more favorable rates and prices due to lower operating costs resulting from efficiencies of scale and varying margins of a larger product portfolio, among other factors.

Risks Related to the Regulation of Our Business

Unauthorized disclosure of cardholder and patron data or similar violations of applicable data privacy laws, whether through a security breach of our computer systems, our third-party processor's computer systems or otherwise, or through our unauthorized use or transmission of such data could subjects us to costly fines, penalties, and legal claims.

We collect and store personally identifiable information about cardholders and patrons, who perform certain financial access and Central Credit transactions, including names, addresses, social security numbers, driver's license numbers, and account numbers, and we maintain a database of cardholder and patron data, including account numbers, to process our financial access and Central Credit transactions. We also rely on our third-party processor and certain other technology partners to process and store cardholder and patron data relating to our financial access and Central Credit transactions. As a result, we, as well as our third-party processor, certain of our other technology providers, and some of our gaming operator customers, are required to comply with various foreign, federal, and state privacy statutes and regulations and the PCI Data Security Standard. Compliance with these regulations and requirements, which are subject to change at any time, is often difficult and costly, and our failure, or the failure of these other third parties, to comply may result in significant fines or civil penalties, regulatory enforcement action, liability to our sponsor bank, and termination of our agreements with our gaming operator customers, each of which could have a material adverse effect on our business, financial condition, operations, or cash flows. If our computer systems or those of our third-party processor or other technology providers suffer a security breach, we may be subject to liability, including claims for unauthorized transactions with misappropriated bank card information, impersonation, or similar fraud claims, as well as for any failure to comply with laws governing required notifications of such a breach, and these claims could result in protracted and costly litigation, penalties, or sanctions from the card associations and EFT payment networks, and damage to our reputation, which could reduce and limit our ability to provide financial access and related services to our gaming operator customers.

The personally identifiable information we collect also includes our patrons' transaction behavioral data and credit history data, which we may use to provide marketing and data intelligence services to gaming operators. This information is increasingly subject to federal, state, and card association laws and regulations, as well as laws and regulations in numerous jurisdictions around the world. Governmental regulations are typically intended to protect the privacy and security of such data and information as well as to regulate the collection, storage, transmission, transfer, use, and distribution of such data and information. We could be materially and adversely affected if domestic or international laws or regulations are expanded to require changes in our business practices, or if governing jurisdictions interpret or implement their laws or regulations in ways that negatively affect our business or even prohibit us from offering certain marketing and data intelligence or other services. Similarly, if we are required to allocate significant resources to modify our internal operating systems and procedures to enable enhanced protection of patron data that we transmit, store, and use, our business results could be adversely affected. In addition, we may face requirements that pose compliance challenges in new international markets that we seek to enter as various foreign jurisdictions have different laws and regulations concerning the storage, transmission, and use of gaming patron data. Such variation could subject us to costs, liabilities, or negative publicity that could impair our ability to expand our operations into some countries; therefore, it could limit our future growth.

We are subject to extensive governmental gaming and financial services laws regulation, which are subject to change and uncertain application, and may harm our business.

Our ability to conduct both our gaming and financial access businesses, expand operations, develop and distribute new games, products and systems, charge fees, and expand into new gaming markets is also subject to significant federal, state, local, tribal, and foreign regulations, which vary from jurisdiction to jurisdiction, and include the FCRA, the FACTA, and similar state laws; laws relating to debt collections; privacy provisions of state and federal law, including the Gramm-Leach-Bliley Act; the Electronic Fund Transfer Act; the Bank Secrecy Act and the USA PATRIOT Act of 2001; the Americans with Disabilities Act; applicable state banking and ATM regulations; state licensing requirements and regulations governing check cashing activities and those governing money transmitters. In the United States and many other countries, gaming must be expressly authorized by law. Once authorized, such activities are subject to extensive and evolving governmental regulation. The gaming laws, regulations, and ordinances generally concern the antecedents, acumen, financial stability, and character of our owners, officers, and directors, as well as those persons financially interested or involved in our companies; dictate the technical standards and regulations of our electronic player terminals, gaming systems, and certain other products; and set forth the process and manner by which the Gaming Authorities issue such licenses, findings of suitability, and product approvals. In addition, the suspension, revocation, non-renewal or limitation of any of our licenses or product approvals, or the inability to obtain or maintain requisite license or product approvals could have a material adverse effect on our business operations, financial condition, results of operations, and our ability to retain key employees. The Gaming Authorities may deny, limit, condition, suspend, or revoke a gaming license or related approval for violations of applicable gaming laws and regulations, and may impose substantial fines and take other actions, any one of which could have a significant adverse effect on our business, financial condition, and results of operations. There can be no assurance that we will be able to obtain any such licenses, and, even if we were able to do so, there could be substantial costs and potential product changes involved in maintaining such licenses, which could have a material and adverse effect on our business.

Further, changes in existing gaming laws or regulations, or new and evolving interpretations and applications of existing gaming laws, may hinder or prevent us from continuing to operate in those jurisdictions where we currently do business, which could harm our operating results. In particular, the enactment of unfavorable legislation or government efforts affecting or directed at gaming manufacturers or gaming operators, such as referendums to increase gaming taxes, or requirements to use local distributors, or uncertainty as to the means and manner in which existing gaming laws may be interpreted and applied, either singly or together, could have a negative impact on our operations.

We are subject to formal or informal audits, inquiries, examinations, or reviews from time to time by regulatory authorities. In the event that any regulatory authority determines that the manner in which we operate our business or provide our services is not in compliance with existing rules and regulations, or the regulatory authorities adopt new rules or regulations that prohibit or restrict the manner in which we do so, then these regulatory authorities may force us to modify the manner in which we operate or force us to stop processing certain types of financial access transactions or providing patron marketing or gaming patron credit bureau services altogether. If we are found to be noncompliant with these laws, we could be subject to substantial civil and criminal penalties, as well as private litigation. We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or proposed products and services and/or increase our expenses in providing these products and services. Moreover, in addition to the risk of enforcement action, we are also at risk of loss of business reputation in the event of any potential legal or regulatory investigations, regardless of whether we are ultimately accused of or found to have committed any violation. For a summary of gaming regulations that could affect our business, see "Item 1. Business — Regulation."

We are subject to extensive rules and regulations of card associations, including VISA, MasterCard, and EFT networks, that are always subject to change, which may harm our business.

Our financial access business is subject to the extensive rules and regulations of the leading card associations, including VISA, MasterCard and EFT Networks. The failure by any such providers to comply with such standards could result in our being fined or being prohibited from processing transactions through VISA, MasterCard, and other card and payment networks. We also process transactions involving the use of the proprietary credit cards such as those offered by Discover Card and American Express, as well as other regional cards issued in certain international markets. The rules and regulations of the proprietary credit card networks that service these cards present risks to us that are similar to those posed by the rules and regulations of VISA, MasterCard, and other payment networks.

The card associations' and payment networks' rules and regulations are always subject to change, and the card associations or payment networks may modify their rules and regulations from time to time. Our inability to anticipate changes in rules and regulations, or the interpretation or application thereof, may result in substantial disruption to our business. In the event that the card associations, payment networks or our sponsoring banks determine that the manner in which we process certain types of card transactions is not in compliance with existing rules and regulations, or if the card associations or payment networks adopt new rules or regulations that prohibit or restrict the manner in which we process certain types of card transactions, we may be forced to pay a fine, modify the manner in which we operate our business, or stop processing certain types of financial access transactions altogether, any of which could have a material adverse effect on our business, financial condition, operations, or cash flows.

Card association and EFT network changes to interchange reimbursement rates or network operating fees or fees associated with the processing and settlement of our financial access transactions or other changes to their operating rules and regulations may affect our revenues, cost of revenues (exclusive of depreciation and amortization), net income, and our business generally.

We receive income from issuers of ATM, credit, and debit cards for certain transactions performed on our ATMs related to cash dispensing or certain other transactions. The EFT networks may also charge certain fees related to the performance of these transactions. We refer to the net of this income and fees as interchange reimbursement fees. The amount of this interchange reimbursement fee income is determined by the card associations and EFT networks, and this income is subject to decrease at their discretion.

We pay interchange and other network fees for services to the credit card associations and EFT networks that they provide in settling transactions routed through their networks. Collectively, we call these charges interchange fees. Subject to the limitations imposed by federal regulations such as the Durbin Amendment or other regulations that may be enacted, the amounts of these interchange fees are determined at the sole discretion of the card associations and EFT networks and are subject to increase at any time. We have been seeing such card association interchange fee increases with higher frequency in recent years and with disproportionate negative impact upon transaction categories into which our financial access transactions typically fall. Competitive pressures might prevent us from passing all or some of these fees through to our customers in the future. To the extent that we are unable to pass through to our customers all or any portion of any increase in interchange or other network processing fees, our cost of revenues (exclusive of depreciation and amortization) would increase and our net income would decrease, assuming no change in transaction volumes. Any such decrease in net income could have a material adverse effect on our business, financial condition, operations, or cash flows. In addition, proposed changes to the Dodd-Frank Act, such as the repeal of the Durbin Amendment, if adopted, or other regulation that could be implemented to limit the amount of surcharge or service fees charged for our financial access transactions could have a negative impact on revenue and gross margins (exclusive of depreciation and amortization) as a result of reduced service fee revenue and potential increases in interchange rates merchants pay for debit card transactions.

The card associations and EFT networks may also elect to impose new membership or other fees, or implement new rules and regulations with respect to processing transactions through their networks, and any such new fees, rules, or regulations could have a material adverse effect on our business, financial condition, operations, or cash flows.

The provision of our credit card access, POS debit, and funds dispensed services are dependent upon our continued sponsorship into the VISA and MasterCard card associations, and the suspension or termination of our sponsorship could result in a material adverse effect on our business, financial condition, operations, or cash flows.

We process virtually all of our credit card financial access, POS debit, and funds dispensed service transactions through the VISA and MasterCard card associations, both domestically and internationally, and virtually all of the revenue that we derive from our credit card financial access, POS debit, and funds dispensed services is dependent upon our continued sponsorship into the VISA and MasterCard associations. We cannot provide these services without sponsorship into the VISA and MasterCard associations by a member financial institution. Our failure to maintain our current sponsorship arrangements or secure alternative sponsorship arrangements into the VISA and MasterCard associations could have a material adverse effect on our business, financial condition, operations, or cash flows.

Changes to consumer privacy laws may require us to change our business practices or spend significant amounts on compliance with such laws.

Certain of our products and services depend on the ability to collect and use non-public personal, financial, transaction, and other information relating to patrons. Federal, state, and foreign privacy laws and regulations, including, without limitation, California Consumer Privacy Act and General Data Protection Regulation, may require us to make disclosures regarding our privacy and information sharing practices, safeguard and protect the privacy of such information, and, in some cases, provide patrons the opportunity to "opt out" of the use of their information for certain purposes.

Consumer protection and data privacy laws are rapidly evolving. Such laws may broaden the scope of protected information; impose new and/or stricter standards concerning the collection, control, use, sharing, and protection of consumer information; and/or require patrons to "opt-in" to the use of their information for specific purposes. Our compliance with any or all of such laws may be costly and challenging to operationalize across the uneven requirements of the numerous domestic and international jurisdictions in which we do business. Changes in these laws may also require us to narrow or limit the data we collect; limit how, or how long, we may use it; or require us to purge data from our systems in response to consumer requests, which may hamper the provision of certain of our data-related services or diminish the value of such services to our customers and result in loss of business. To the extent that patrons exercise their right to "opt out," or are required to "opt in," our ability to leverage existing and future databases of information may be curtailed. Further, to continue to provide such products and services, we may be required to make material modifications to the products and services we offer in order to meet the changing standards, which may result in significant redesign and redeployment costs to us.

To the extent that we fail to comply with applicable consumer protection and data privacy laws, we may become subject to actions by individuals or regulatory authorities, which may result in the payment of fines or the imposition of other monetary or non-monetary penalties.

The failure or circumvention of how we safeguard and protect the privacy of information we gather may result in the dissemination of non-public personal information, which may harm our reputation and may expose us to liability to the affected individuals and regulatory enforcement proceedings or fines.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Everi recognizes the critical importance of developing, implementing, and maintaining the appropriate cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data and that of our customers or patrons. Everi has strategically integrated cybersecurity risk management into our broader risk management framework to establish a robust process for the monitoring and evaluation of cybersecurity risks in our business to promote a company-wide culture of cybersecurity risk management. This integration supports our efforts to assess and incorporate cybersecurity considerations into our decision-making processes.

Everi's Security department, Chief Information Security Officer ("CISO"), and Chief Information Officer ("CIO"), with oversight from the Chief Executive Officer ("CEO"), lead the cybersecurity detection, risk reduction and mitigation efforts for the Company. These efforts include, but are not limited to the following:

- Monitoring logs and alerts for security issues, events, and breaches;
- Preparing and regularly testing Everi's preparedness for attacks, incidents, and breaches, including the use of table-top exercises of simulated cyber incidents with the executive team;
- Developing policies and procedures to identify, classify, and define protection and management objectives, and define acceptable use of Company information assets;
- Deploying monitoring and data collection tools to monitor the security of devices and processes;
- Monitoring and reviewing physical and logical access to Everi data and properties to meet applicable security and regulatory requirements;
- Developing and maintaining a vulnerability identification and management program;
- Developing and maintaining a security awareness and training program; and
- Obtaining System and Organizational Controls Two certifications for products

Given the complexity and evolving nature of cybersecurity threats, Everi engages with a range of external experts, including cybersecurity assessors, consultants, and auditors in evaluating and testing our risk management systems. These partnerships enable us to leverage specialized knowledge and insights to maintain and enhance our cybersecurity strategies and processes. Our collaboration with these third parties includes regular audits, threat assessments, and consultation on security enhancements.

We perform due diligence on select third-party vendors by collecting and reviewing certifications when available for our vendors. Certifications and reviews of third parties' security practices are no guarantee and of little assurance that a vendor will not suffer a breach or loss of Everi data. Along with due diligence efforts, we review vendor contracts for contractual controls, and to seek that legal recourse is available in cases of a breach and or data loss.

As of the date of this Annual Report, we have not experienced a cybersecurity incident that has or is reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. While we have not experienced any material cybersecurity incidents, there can be no guarantee that we will not be the subject of future successful attacks, threats or incidents. Additional information on cybersecurity risks we face can be found in *Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K under the heading "Risks Related to Our Information Technology,"* which should be read in conjunction with the foregoing information.

Governance

The Board of Directors is primarily responsible for overseeing, and is regularly updated on the nature of, the Company's efforts to manage risks associated with cybersecurity threats.

The CISO and the CIO have significant experience in information technology and cybersecurity, including over 20 years of experience each in information security and compliance, multiple security certifications, and experience building vulnerability management, application security, and security operations groups. Additionally, their experience includes payments fraud prevention and enhancing the organization's ability to safeguard against financial cyber threats, among other intrusions. Our CIO and CISO combine leadership, familiarity with and resolution of various cyber-related perils, to help mitigate these types of risks for the Company. Due to their experience in the field, they play a pivotal role in informing the Board on cybersecurity risks. They provide briefings to the Board on a quarterly basis. These briefings encompass a broad range of topics, including:

- The current cybersecurity landscape and emerging threats;
- The status of ongoing cybersecurity initiatives and strategies;
- Incident reports and learnings from any cybersecurity events; and
- The Company's compliance with regulatory requirements and industry standards

Cybersecurity risk, data risk, and technology infrastructure risk are among the risks assessed by the Company's Enterprise Risk Management Program with the oversight of an executive-level Enterprise Risk Management Committee. Information Technology, Information Security, product development, and Internal Audit managers update the CISO, CIO and CEO on technology, cybersecurity, and privacy threats, risk mitigation efforts, penetration testing, and control testing at a regular Enterprise Security Meeting.

In addition to scheduled meetings, the CISO, CIO, and CEO maintain a regular dialogue regarding emerging or potential cybersecurity risks. Together, they receive updates on significant developments in the cybersecurity domain, as needed, but no less than quarterly, supporting the Board's proactive and responsive oversight of cybersecurity-related risks. This engagement also supports the consideration and integration of cybersecurity matters into the broader strategic objectives.

Item 2. Properties.

We occupy real estate properties mostly in the United States and, to a lesser degree, internationally that are under lease agreements. We believe that these facilities are adequate for our business needs as presently conducted.

We primarily occupy the following leased real estate properties:

Location	Sq. Ft	Purpose	Segment
Las Vegas, Nevada	244,832	Corporate Headquarters and Operations	FinTech and Games
Austin, Texas	51,000	Office	Games

In addition, we lease additional less significant real estate properties that are used to support our products and services.

Item 3. Legal Proceedings.

A discussion of our legal proceedings is contained in "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 14 — Commitments and Contingencies" of this Annual Report on Form 10-K and incorporated here by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed for trading on the New York Stock Exchange under the symbol "EVRI." On February 28, 2025, there were 9 holders of record of our common stock. Many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, which results in a significantly larger number of beneficial stockholders represented by these holders of record.

Dividends

We have not declared or paid any cash dividends on our capital stock as we intend to retain our earnings and utilize them for the repayment of outstanding debt and to finance the growth and development of our business. Any future change in our dividend policy will be made at the discretion of our Board of Directors, and will depend on our contractual restrictions, results of operations, earnings, capital requirements, and other factors considered relevant by our Board of Directors. In addition, the Credit Facilities and the indenture governing the 2021 Unsecured Notes limit our ability to declare and pay cash dividends.

Common Stock Repurchases

On May 3, 2023, our Board of Directors authorized and approved a share repurchase program in an amount not to exceed $180.0 million, pursuant to which we were authorized to purchase outstanding Company common stock in open market or privately negotiated transactions over a period of eighteen (18) months through November 3, 2024, in accordance with Company and regulatory policies and trading plans established in accordance with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934, as amended.

On May 2, 2024, the Board of Directors canceled the share repurchase program. As of May 2, 2024, the Company had repurchased $100.0 million of Company common stock under the $180 million authorized share repurchase program.

No shares were repurchased during the year ended December 31, 2024. There were approximately 7.5 million and 5.0 million shares repurchased at an average price of $13.40 and $16.93 per share for an aggregate amount of $100.0 million and $84.3 million during the years ended December 31, 2023 and 2022, respectively.

Stock Performance Graph

The line graph below compares the cumulative total stockholder return on our common stock with the cumulative total return of the Standard & Poor's ("S&P") 500 Index, the S&P 1000 Index and the S&P Software and Service Index during the five-year period ended December 31, 2024. We included the S&P Software and Service Index in the Stock Performance Graph as we believe it is a more comparable metric that includes small and mid-capitalization stocks, which are similar in capitalization to our Company.

The graph assumes that $100 was invested on December 31, 2019 in our common stock, in the S&P 500 Index, the S&P 1000 Index and the S&P Software and Service Index, and that all dividends were reinvested. S&P, a division of the McGraw-Hill Companies, Inc., provided this data, and the cumulative total stockholder returns are based on the calendar month end closing prices. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Everi Holdings, Inc, the S&P 500 Index, S&P 1000 Index
and the S&P Software and Service Index



$250
$200
$150
$100
$50
$0
12/19
12/20
12/21
12/22
12/23
12/24
Everi Holdings, Inc
S&P 500
S&P Software and Service
S&P 1000

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The performance graph and the related chart and text are being furnished solely to accompany this Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K, and are not being filed for purposes of Section 18 of the Exchange Act and are not to be incorporated by reference in any filing by us under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of financial condition and results of operations should be read in conjunction with "Item 1. Business" and our Financial Statements included elsewhere in this Annual Report on Form 10-K and the information included in our other filings with the SEC.

Overview

Everi develops and offers products and services that provide gaming entertainment, improve our customers' patron engagement, and help our casino customers operate their businesses more efficiently. We develop and supply entertaining game content, gaming machines and gaming systems and services for land-based and iGaming operators. Everi is a leading innovator and provider of trusted financial technology solutions that power casino floors, improve operational efficiencies, and help fulfill regulatory requirements. The Company also develops and

supplies player loyalty tools and mobile-first applications that enhance patron engagement for our customers and venues in the casino, sports, entertainment, and hospitality industries.

Everi reports its financial performance, and organizes and manages its operations, across the following two business segments: (i) Games and (ii) Financial Technology Solutions ("FinTech").

Everi Games provides gaming operators with gaming technology and entertainment products and services, including: (i) gaming machines, primarily comprising Class II, Class III and Historic Horse Racing ("HHR") slot machines placed under participation and fixed-fee lease arrangements or sold to casino customers; (ii) providing and maintaining the central determinant systems for the video lottery terminals ("VLTs") installed in the State of New York and similar technology in certain tribal jurisdictions; (iii) business-to-business ("B2B") digital online gaming activities; and (iv) bingo solutions through consoles, integrated electronic gaming tablets and related systems.

Everi FinTech provides gaming operators with financial technology products and services, including: (i) financial access and related services supporting digital, cashless and physical cash options across mobile, assisted and self-service channels; (ii) loyalty and marketing software and tools, regulatory and compliance ("RegTech") software solutions, other information-related products and services, and hardware maintenance services; and (iii) associated casino patron self-service hardware that utilizes our financial access, software and other services. We also develop and offer mobile-first applications aimed at enhancing patron engagement for customers in the casino, sports, entertainment, and hospitality industries. Our solutions are secured using an end-to-end security suite to protect against cyber-related attacks allowing us to maintain appropriate levels of security. These solutions include: access to cash and cashless funding at gaming facilities via Automated Teller Machine ("ATM") debit withdrawals, credit card financial access transactions, and point of sale ("POS") debit card purchases at casino cages, kiosk and mobile POS devices; accounts for the CashClub Wallet, check warranty services, self-service loyalty and fully integrated kiosk maintenance services; self-service loyalty tools and promotion management software; compliance, audit, and data software; casino credit data and reporting services; marketing and promotional offering subscription-based services; and other ancillary offerings.

Impact of Macro-Economic Volatility and Global Instability, Employment Constraints and Supply Chain Disruptions

We have experienced an impact from macro-economic volatility as a result of inflation, interest rate movements and global instability, particularly as it relates to our supply chain, both from an upstream and downstream perspective, which impacts the delivery of our products; and we continue to evaluate the effects of interest rate movements on our variable rate debt and pricing pressures on our business.

Additionally, we have experienced an impact from employment constraints as a result of inflation that has significantly increased over prior years. This has placed pressure on competitive wages, which has led to increases in wages and other related costs.

Additional Items Impacting Comparability of Results of Operations and Financial Condition

Our Financial Statements included in this report reflect the following additional items impacting the comparability of results of operations and financial condition:

- During fiscal year 2024, we determined that certain returned, end-of-life electronic gaming devices reflected in our Games segment were not likely to be re-deployed, primarily due to increased competition and demand for newer machines, together with uncertainty in light of the Proposed Transaction discussed in "Note 5 — Business Combinations" included in *Part II, Item 8: Financial Statements* of this Annual Report on Form 10-K. As a result, we shortened the remaining useful lives of these returned, end-of-life, electronic gaming devices and recorded additional depreciation expense of approximately $7.5 million, which was included within Depreciation Expense of our Statements of Operations.

- During fiscal year 2024, we identified certain component parts that were no longer expected to be utilized to manufacture, refurbish, or support certain of our end-of-life electronic gaming devices, as discussed in

"Note 10 — Property and Equipment" included in *Part II, Item 8: Financial Statements* of this Annual Report on Form 10-K. As a result, we increased our Games segment inventory reserves by approximately $3.5 million, of which $3.0 million was included within Gaming Operations Cost of Revenues and $0.5 million was included within Gaming Equipment and Systems Cost of Revenues of our Statements of Operations.

- During fiscal year 2024, we determined that the expected utility of certain firm purchase commitments in our Games segment had declined resulting in a charge of approximately $3.8 million, which was included within Operating Expenses of our Statements of Operations. For additional information, see "Note 8 — Inventory" included in *Part II, Item 8: Financial Statements* of this Annual Report on Form 10-K.

- During fiscal year 2024, the Company entered into definitive agreements with International Game Technology PLC, a public limited company incorporated under the laws of England and Wales ("IGT"), Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of IGT ("Spinco"), Voyager Parent, LLC, a Delaware limited liability company ("Buyer"), and Voyager Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Buyer ("Buyer Sub" and together with Buyer, the "Buyer Parties"), whereby we and IGT's Gaming & Digital business ("IGT Gaming") are expected to be simultaneously acquired by Buyer, a newly formed holding company owned by funds managed by affiliates of Apollo Global Management, Inc. ("Apollo"), in an all-cash transaction (the "Proposed Transaction"). In connection with the Proposed Transaction, we incurred transaction costs of approximately $6.4 million during the year ended December 31, 2024, and employee retention costs of approximately $12.3 million during the year ended December 31, 2024, which are included within Operating Expenses of our Statements of Operations. For additional information, see "Note 5 — Business Combinations" included in *Part II, Item 8: Financial Statements* of this Annual Report on Form 10-K.

- During fiscal year 2024, we entered into definitive agreements with, among others, IGT pursuant to which IGT agreed to spin-off a newly created subsidiary, which would own IGT Gaming, with the Company acquiring IGT Gaming in a series of transactions (the "Original Proposed Transaction"). In connection with the Original Proposed Transaction, we incurred transaction costs of approximately $16.2 million during the year ended December 31, 2024, which are included within Operating Expenses of our Statements of Operations. On July 26, 2024, each of the definitive agreements for the Original Proposed Transaction was terminated by mutual consent of the respective parties thereto, effective immediately. For additional information, see "Note 5 — Business Combinations" included in *Part II, Item 8: Financial Statements* of this Annual Report on Form 10-K.

- During fiscal year 2023, we acquired certain strategic assets of VKGS LLC ("Video King"), a privately owned provider of integrated electronic bingo gaming tablets, video gaming content, instant win games and systems. Under the terms of the purchase agreement, we paid the seller approximately $61.0 million, inclusive of a net working capital payment during fiscal year 2023. We also made an additional net working capital payment of $0.3 million post-closing, during fiscal year 2023. In addition, we paid the seller approximately $0.2 million related to an indemnity holdback post-closing, during fiscal year 2024. The acquisition did not have a significant impact on our financial condition or results of operations as of and for the period ended December 31, 2024 and 2023, respectively.

- During fiscal year 2023, we recorded a partial write-down of the definite-lived customer relationships intangible asset associated with the Intuicode Gaming Corporation ("Intuicode") acquisition, reflected in our Games segment. The impairment loss of approximately $11.7 million was included within Operating Expenses of our Statements of Operations. The customer relationships intangible asset had a revised cost basis of $0.5 million and a remaining life of five years at December 31, 2023. In connection with this impairment recorded during fiscal year 2023, we also recorded an adjustment of $1.7 million based on our revised estimate of the second earn-out payment related to the Intuicode acquisition reflected within Operating Expenses of our Statements of Operations.

- During fiscal year 2023, we incurred an increase in interest expense, net of interest income, of $21.9 million as a result of rising interest rates in the macroeconomic environment that impacted our variable rate debt.

- During fiscal year 2023, our Board of Directors authorized and approved a new share repurchase program in an amount not to exceed $180.0 million pursuant to which we may purchase outstanding Company common stock in open market or privately negotiated transactions over a period of eighteen (18) months through November 3, 2024. On May 2, 2024, the Board of Directors cancelled the share repurchase program. As of May 2, 2024, the company had repurchased $100.0 million of Company common stock under the $180 million authorized share repurchase program. No shares were repurchased during the twelve months ended December 31, 2024, and 7.5 million shares were repurchased during the twelve months ended December 31, 2023 at an average price of $13.40 per share.

- During fiscal year 2022, we acquired the stock of eCash Holdings Pty Limited and wholly-owned subsidiaries (collectively "eCash"), Intuicode, and certain strategic assets of Venuetize, Inc. ("Venuetize") and made an initial cash payment of $15.0 million, $12.5 million and $18.2 million at the closing of each transaction, respectively.

As a result of these events, together with macro-economic volatility and global instability, our employment constraints and supply chain disruptions, our results of operations and earnings per share in the periods covered by our Financial Statements may not be directly comparable.

Trends and Developments Impacting our Business

Our strategic planning and forecasting processes include the consideration of economic and industry-wide trends that may impact our Games and FinTech businesses. Below we have identified a number of trends that could have a material impact on our business:

- Following the closing of the Proposed Transaction, IGT Gaming and Everi will be privately owned companies that are part of one combined enterprise, and Everi's common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended. Under the terms of the agreements, Everi stockholders will receive $14.25 per share in cash (subject to adjustment for any stock or interest split, division or subdivision of shares, stock dividend, reverse stock split, combination of shares, reclassification, recapitalization, or other similar transaction) and IGT will receive $4.1 billion of gross cash proceeds for IGT Gaming, subject to customary transaction adjustments in accordance with the definitive agreements (such sale of IGT Gaming, the "Equity Sale"). The acquisitions of IGT Gaming and Everi by Buyer are cross-conditioned. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval by Everi stockholders.

- Casino gaming is dependent upon discretionary consumer spending, which is typically the first type of spending that is restrained by consumers when they are uncertain about their jobs and income. Global economic uncertainty in the marketplace may have an impact on casino gaming, gaming operator capital budgets, and ultimately the demand for new gaming equipment, which impacts both of our segments.

- We face continued macro-economic volatility, global instability, inflationary pricing pressures and interest rate movements, which impact both our segments.

- Disruption of global supply chains related to macro-economic volatility, including inflation and interest rate movements, and global instability may negatively impact the anticipated increase in sales of gaming equipment.

- We face continued competition from competitors in the gaming financial access market, as well as from larger gaming equipment manufacturers and systems providers. This competition continues to contribute to ongoing pricing pressure for both our Games and FinTech businesses.

- We seek to remain competitive in the gaming supplier space by launching new cabinet form factors and game theme software titles, which may be either delayed or not received well by casino operators that could negatively impact our sales outlook.

- Transaction processing and related fees have increased in recent years. We expect the financial services and payments industry to respond to these changes, including in ways that could negatively impact our FinTech business in the future.

- We derive a significant portion of our revenue from Native American tribal customers, and our ability to effectively operate in Native American gaming markets is vulnerable to legal and regulatory uncertainties, including the ability to enforce contractual rights on Native American land.

- Casino operators continue to broaden their appeal by focusing on investments in non-gaming amenities for their facilities, which could impact casino operator's capital allocations for games and payment solution products and services that impact both of our operating segments.

Operating Segments

We report our financial performance within two operating segments: (i) Games; and (ii) FinTech. For additional information on our segments see "Item 1. Business" and "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 19 — Segment Information" included in this Annual Report on Form 10-K.

Results of Operations

Year ended December 31, 2024 compared to the year ended December 31, 2023

The following table presents our Results of Operations as reported for the year ended December 31, 2024 compared to the year ended December 31, 2023 (amounts in thousands)*:

| | Year Ended | | | | 2024 vs 2023 | |
| | December 31, 2024 | | December 31, 2023 | | | |
	$	%	$	%	$	%
Revenues						
Games revenues						
Gaming operations	$ 277,460	37 %	$ 304,132	38 %	$ (26,672)	(9)%
Gaming equipment and systems	101,461	13 %	125,022	15 %	(23,561)	(19)%
Games total revenues	378,921	50 %	429,154	53 %	(50,233)	(12)%
FinTech revenues						
Financial access services	228,702	30 %	225,054	28 %	3,648	2 %
Software and other	104,120	14 %	99,490	12 %	4,630	5 %
Hardware	46,160	6 %	54,123	7 %	(7,963)	(15)%
FinTech total revenues	378,982	50 %	378,667	47 %	315	— %
Total revenues	757,903	100 %	807,821	100 %	(49,918)	(6)%
Costs and expenses						
Games cost of revenues [1]						
Gaming operations	41,923	6 %	35,205	4 %	6,718	19 %
Gaming equipment and systems	59,260	8 %	72,191	9 %	(12,931)	(18)%
Games total cost of revenues	101,183	13 %	107,396	13 %	(6,213)	(6)%
FinTech cost of revenues [1]						
Financial access services	10,516	1 %	11,064	1 %	(548)	(5)%
Software and other	13,562	2 %	6,159	1 %	7,403	120 %
Hardware	32,570	4 %	36,621	5 %	(4,051)	(11)%
FinTech total cost of revenues	56,648	7 %	53,844	7 %	2,804	5 %
Operating expenses	279,619	37 %	260,931	32 %	18,688	7 %
Research and development	77,312	10 %	67,633	8 %	9,679	14 %
Depreciation	89,636	12 %	78,691	10 %	10,945	14 %
Amortization	64,320	8 %	60,042	7 %	4,278	7 %
Total costs and expenses	668,718	88 %	628,537	78 %	40,181	6 %
Operating income	89,185	12 %	179,284	22 %	(90,099)	(50)%

* Rounding may cause variances.

(1) Exclusive of depreciation and amortization.

	Year Ended				2024 vs 2023	
	December 31, 2024		December 31, 2023			
	$	%	$	%	$	%
Other expenses						
Interest expense, net of interest income	73,288	10 %	77,693	10 %	(4,405)	(6)%
Total other expenses	73,288	10 %	77,693	10 %	(4,405)	(6)%
Income before income tax	15,897	2 %	101,591	13 %	(85,694)	(84)%
Income tax provision	881	— %	17,594	2 %	(16,713)	(95)%
Net income	$ 15,016	2 %	$ 83,997	10 %	$ (68,981)	(82)%

* Rounding may cause variances.

The following table represents select revenue driving metrics for the year ended December 31, 2024 compared to the year ended December 31, 2023:

	Year Ended		2024 vs 2023	
	December 31, 2024	December 31, 2023		
	(in millions, except unit amounts and prices)			
Revenue driving metrics:				
Gaming operations information:[1]				
Total installed base at period end	15,945	17,512	(1,567)	(9)%
Average units installed during period	16,664	17,785	(1,121)	(6)%
Daily win per unit	$ 33.78	$ 36.63	$ (2.85)	(8)%
Games unit sales information:[2]				
Units sold	4,250	5,635	(1,385)	(25)%
Average sales price	$ 20,840	$ 19,993	$ 847	4 %
Value of financial access transactions:[3]				
Funds advanced	$ 13,144.5	$ 12,074.2	$ 1,070.3	9 %
Funds dispensed	35,605.9	32,989.7	2,616.2	8 %
Check warranty	1,976.8	1,903.7	73.1	4 %
Total value processed	$ 50,727.2	$ 46,967.6	$ 3,759.6	8 %
Number of financial access transactions:[3]				
Funds advanced	18.4	18.3	0.1	1 %
Funds dispensed	133.7	125.5	8.2	7 %
Check warranty	3.6	3.7	(0.1)	(3)%
Total transactions completed	155.7	147.5	8.2	6 %

(1) Gaming operations revenues are derived from the installed base of leased machines deployed at customer locations and the daily win per unit generated from these devices.

(2) Gaming equipment revenues are derived from the units sold and the average sales prices generated from these machines.

(3) Financial access services revenues are based on the total dollars and transactions processed.

Total Revenues

Total revenues decreased by approximately $49.9 million, or 6%, to approximately $757.9 million for the year ended December 31, 2024, as compared to the prior year. This was primarily due to lower Games revenues as FinTech revenues were essentially flat year-over-year.

Games revenues decreased by approximately $50.2 million, or 12%, to approximately $378.9 million for the year ended December 31, 2024, as compared to the prior year. This change was primarily due to a reduction in the daily win per unit and a decline in the average number of units in our installed base reflected in gaming operations revenues. Our hardware revenues declined due to a decrease in units sold, which were partially offset by an increase in the average selling price reflected in our gaming equipment and systems revenues. The Games total revenue declines were partially offset by $29.2 million earned from our bingo solutions reflecting the May 2023 acquisition of certain strategic assets of Video King as compared to $18.4 million earned during the prior year partial period, which were primarily reflected in our gaming operations revenues.

FinTech revenues increased by approximately $0.3 million to approximately $379.0 million for the year ended December 31, 2024, as compared to the prior year. This change was primarily due to support related services attributable to our kiosk, loyalty and compliance solutions and from acquired businesses reflected in our software and other revenues. Additionally, our financial access services revenues were higher as a result of an increase in both transaction and dollar volumes processed associated with continued strength in the gaming industry. The increase in FinTech total revenues was mostly offset by fewer kiosk and loyalty unit sales reflected in our hardware revenues.

Costs and Expenses

Total costs and expenses increased by approximately $40.2 million, or 6%, to approximately $668.7 million for the year ended December 31, 2024, as compared to the prior year. This was primarily due to the movements in costs and expenses described below.

Games cost of revenues decreased by approximately $6.2 million, or 6%, to approximately $101.2 million for the year ended December 31, 2024, as compared to the prior year. This change was primarily due to the reduced variable costs associated with lower unit sales reflected in our gaming equipment and systems cost of revenues. The decrease was partially offset by the additional costs related to our installed base of both leased gaming machines and bingo integrated gaming tablets reflected in our gaming operations cost of revenues. Additionally, this increase was associated with approximately $3.5 million related to higher inventory reserves, of which $3.0 million was included within gaming operations cost of revenues and $0.5 million was included within gaming equipment and systems cost of revenues.

FinTech cost of revenues increased by approximately $2.8 million, or 5%, to approximately $56.6 million for the year ended December 31, 2024, as compared to the prior year. This change was primarily due to the increased variable costs from support related services attributable to our kiosk and loyalty solutions. FinTech total costs were partially offset by reduced variable costs from lower hardware unit sales and our check warranty offering.

Operating expenses increased by approximately $18.7 million, or 7%, to approximately $279.6 million for the year ended December 31, 2024, as compared to the prior year. This was primarily due to $34.9 million in transaction and related costs. We also recorded a charge of approximately $3.8 million associated with a decline in the expected utility of certain firm purchase commitments in our Games segment. We also incurred rising expenses of approximately $28.0 million for payroll and related expenses and software licensing and hardware maintenance and support for our Games and FinTech segments. The increase in operating expenses was partially offset by a reduction of $8.0 million in non-cash stock-based compensation expense in our Games and FinTech segments.

The increase in operating expenses was partially offset by prior year activities that were due in large part to an impairment charge of $11.7 million with respect to a partial write-down of the definite-lived customer relationships intangible asset related to our Intuicode acquisition reflected in our Games segment. Additionally, the operating expenses in the prior year were higher as a result of increases in inventory and occupancy costs mostly associated with the move to our new manufacturing facility in Las Vegas, Nevada during the fourth quarter of 2023 in an effort to consolidate our warehousing operations, which impacted both our Games and FinTech segments.

Research and development expense increased by approximately $9.7 million, or 14%, to approximately $77.3 million for the year ended December 31, 2024, as compared to the prior year. This was primarily due to the continued investment in our operations to generate future growth.

Depreciation expense increased by approximately $10.9 million, or 14%, to approximately $89.6 million for the year ended December 31, 2024, as compared to the prior year. This was primarily associated with additional depreciation expense of approximately $7.5 million as a result of the shortening of estimated useful lives on certain returned, end-of-life electronic gaming devices, together with an increase in capital spending in our Games segment.

Amortization expense increased by approximately $4.3 million, or 7%, to approximately $64.3 million for the year ended December 31, 2024, as compared to the prior year. This was primarily associated with capitalized software costs from development initiatives in both our Games and FinTech segments.

Primarily as a result of the factors described above, our operating income decreased by approximately $90.1 million, or 50%, and resulted in an operating income of approximately $89.2 million for the year ended December 31, 2024, as compared to the prior year. The operating income margin was 12% for the year ended December 31, 2024 compared to an operating income margin of 22% for the prior year.

Interest expense, net of interest income, decreased by approximately $4.4 million, or 6%, to approximately $73.3 million for the year ended December 31, 2024, as compared to the prior year. This was primarily due to the approximately $3.0 million increase in interest income earned on our cash balances and $1.8 million in lower fund usage fees on currency required to operate our ATMs, partially offset by $0.6 million of higher interest expense primarily from higher interest rates on our variable debt.

Income tax provision decreased by $16.7 million to approximately $0.9 million for the year ended December 31, 2024, as compared to the prior year. The income tax provision for the year ended December 31, 2024 reflected an effective income tax rate of 5.5%, which was less than the statutory federal rate of 21.0%, primarily due to state taxes and compensation deduction limitations, partially offset by a research credit, the 2023 federal return-to-provision adjustments and the benefit from equity award activities.

The income tax provision of $17.6 million for the year ended December 31, 2023 reflected an effective income tax rate of 17.3%, which was less than the statutory federal rate of 21.0%, primarily due to a research credit and the benefit from equity award activities, partially offset by state taxes, compensation deduction limitations and a net operating loss limitation. For additional information, refer to "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 18 — Income Taxes".

Primarily as a result of the factors described above, we had net income of approximately $15.0 million for the year ended December 31, 2024, as compared to a prior year net income of approximately $84.0 million.

Year ended December 31, 2023 compared to year ended December 31, 2022:

The following table presents our Results of Operations as reported for the year ended December 31, 2023 compared to the year ended December 31, 2022 (amounts in thousands)*:

| | Year Ended | | | | 2023 vs 2022 | |
| | December 31, 2023 | | December 31, 2022 | | | |
	$	%	$	%	$	%
Revenues						
Games revenues						
Gaming operations	$ 304,132	38 %	$ 292,873	37 %	$ 11,259	4 %
Gaming equipment and systems	125,022	15 %	143,553	18 %	(18,531)	(13)%
Games total revenues	429,154	53 %	436,426	56 %	(7,272)	(2)%
FinTech revenues						
Financial access services	225,054	28 %	206,860	26 %	18,194	9 %
Software and other	99,490	12 %	80,232	10 %	19,258	24 %
Hardware	54,123	7 %	59,001	8 %	(4,878)	(8)%
FinTech total revenues	378,667	47 %	346,093	44 %	32,574	9 %
Total revenues	807,821	100 %	782,519	100 %	25,302	3 %
Costs and expenses						
Games cost of revenues [(1)]						
Gaming operations	35,205	4 %	25,153	3 %	10,052	40 %
Gaming equipment and systems	72,191	9 %	86,638	11 %	(14,447)	(17)%
Games total cost of revenues	107,396	13 %	111,791	14 %	(4,395)	(4)%
FinTech cost of revenues [(1)]						
Financial access services	11,064	1 %	10,186	1 %	878	9 %
Software and other	6,159	1 %	4,125	1 %	2,034	49 %
Hardware	36,621	5 %	39,220	5 %	(2,599)	(7)%
FinTech total cost of revenues	53,844	7 %	53,531	7 %	313	1 %
Operating expenses	260,931	32 %	216,959	28 %	43,972	20 %
Research and development	67,633	8 %	60,527	8 %	7,106	12 %
Depreciation	78,691	10 %	66,801	9 %	11,890	18 %
Amortization	60,042	7 %	59,558	8 %	484	1 %
Total costs and expenses	628,537	78 %	569,167	73 %	59,370	10 %
Operating income	179,284	22 %	213,352	27 %	(34,068)	(16)%

* Rounding may cause variances.

(1) Exclusive of depreciation and amortization.

	Year Ended				2023 vs 2022	
	December 31, 2023		December 31, 2022			
	$	%	$	%	$	%
Other expenses						
Interest expense, net of interest income	77,693	10 %	55,752	7 %	21,941	39 %
Loss on extinguishment of debt	—	— %	—	— %	—	— %
Total other expenses	77,693	10 %	55,752	7 %	21,941	39 %
Income before income tax	101,591	13 %	157,600	20 %	(56,009)	(36)%
Income tax provision	17,594	2 %	37,111	5 %	(19,517)	(53)%
Net income	$ 83,997	10 %	$ 120,489	15 %	$ (36,492)	(30)%

* Rounding may cause variances.

The following table represents select revenue driving metrics for the year ended December 31, 2023 compared to the year ended December 31, 2022:

	Year Ended		2023 vs 2022	
	December 31, 2023	December 31, 2022		
	(in millions, except unit amounts and prices)			
Revenue driving metrics:				
Gaming operations information:[1]				
Total installed base at period end	17,512	17,975	(463)	(3)%
Average units installed during period	17,785	17,504	281	2 %
Daily win per unit	$ 36.63	$ 39.24	$ (2.61)	(7)%
Games unit sales information:[2]				
Units sold	5,635	7,216	(1,581)	(22)%
Average sales price	$ 19,993	$ 18,898	$ 1,095	6 %
Value of financial access transactions:[3]				
Funds advanced	$ 12,074.2	$ 10,755.7	$ 1,318.5	12 %
Funds dispensed	32,989.7	29,875.8	3,113.9	10 %
Check warranty	1,903.7	1,721.1	182.6	11 %
Total value processed	$ 46,967.6	$ 42,352.6	$ 4,615.0	11 %
Number of financial access transactions:[3]				
Funds advanced	18.3	14.2	4.1	29 %
Funds dispensed	125.5	114.0	11.5	10 %
Check warranty	3.7	3.8	(0.1)	(3)%
Total transactions completed	147.5	132.0	15.5	12 %

(1) Gaming operations revenues are derived from the installed base of leased machines deployed at customer locations and the daily win per unit generated from these devices.

(2) Gaming equipment revenues are derived from the units sold and the average sales prices generated from these machines.

(3) Financial access services revenues are based on the total dollars and transactions processed.

Total Revenues

Total revenues increased by approximately $25.3 million, or 3%, to approximately $807.8 million for the year ended December 31, 2023, as compared to the prior year. This was primarily due to lower Games revenues, partially offset by the higher FinTech revenues described below.

Games revenues decreased by approximately $7.3 million, or 2%, to approximately $429.2 million for the year ended December 31, 2023, as compared to the prior year. This change was primarily due to a decrease in the number of electronic gaming machines sold, partially offset by over a $600 higher average selling price per unit and continued results from our HHR and bingo solutions reflected in our gaming equipment and systems revenues. The decrease in Games revenues was also partially offset by the contribution from our bingo solutions and growth in our interactive and digital offerings reflected in our gaming operations revenues.

FinTech revenues increased by approximately $32.6 million, or 9%, to approximately $378.7 million for the year ended December 31, 2023, as compared to the prior year. This change was primarily due to an increase in both transaction and dollar volumes reflected in our financial access services revenues associated with continued strength in the gaming industry. In addition, we had continued results from software sales and support related services attributable to our kiosk, loyalty and compliance solutions and from acquired businesses reflected in our software and other revenues. The increase in FinTech revenues was partially offset by fewer kiosks unit sales, tempered by more loyalty unit sales with higher average selling prices reflected in our hardware revenues.

Costs and Expenses

Total costs and expenses increased by approximately $59.4 million, or 10%, to approximately $628.5 million for the year ended December 31, 2023, as compared to the prior year. This was primarily due to the movements in costs and expenses described below.

Games cost of revenues decreased by approximately $4.4 million, or 4%, to approximately $107.4 million for the year ended December 31, 2023, as compared to the prior year. This change was primarily due to the reduced variable costs associated with the lower unit sales reflected in our gaming equipment systems cost of revenues. The decrease in Games cost of revenues was partially offset by the additional costs related to our installed base of leased machines and the variable costs from our bingo integrated electronic gaming tablets reflected in our gaming operations cost of revenues.

FinTech cost of revenues increased by approximately $0.3 million, or 1%, to approximately $53.8 million for the year ended December 31, 2023, as compared to the prior year. This change was primarily due to the increased variable costs related to software from our kiosk and loyalty solutions, hardware from our loyalty unit sales, and financial access services from our check warranty offering. The increase in FinTech cost of revenues was partially offset by the reduced variable costs of hardware associated with the lower kiosk unit sales.

Operating expenses increased by approximately $44.0 million, or 20%, to approximately $260.9 million for the year ended December 31, 2023, as compared to the prior year. This was due in large part to an impairment charge of $11.7 million with respect to a partial write-down of the definite-lived customer relationships intangible asset related to our Intuicode acquisition, partially offset by an adjustment recorded in connection with our second earn-out payment related to the same transaction, each of which were reflected in our Games segment. In addition, the increase in operating expenses was related to increases in inventory and occupancy costs mostly associated with the move to our new manufacturing facility in Las Vegas, Nevada during the fourth quarter of 2023 in an effort to consolidate our warehousing operations, which impacted both our Games and FinTech segments. We also incurred higher payroll and related expenses to support the growth of our existing operations and new employees from acquisitions in our FinTech and Games segments. We also incurred higher expenses for software licensing and additional employee travel and related costs in our Games and FinTech segments. The increase in operating expenses was partially offset by lower legal costs due to higher costs incurred in the prior period due to litigation activities from existing proceedings in our Games and FinTech segments.

Research and development expense increased by approximately $7.1 million, or 12%, to approximately $67.6 million for the year ended December 31, 2023, as compared to the prior year. This increase was primarily the result of the growth in our operations and expenses from our acquired businesses in our Games and FinTech segments.

Depreciation expense increased by approximately $11.9 million, or 18%, to approximately $78.7 million for the year ended December 31, 2023, as compared to the prior year. This was primarily associated with the shortening of estimated remaining useful lives that were no longer supportable for certain fixed assets and an increase in capital spending related to acquired businesses in our Games segment.

Amortization expense was relatively consistent at $60.0 million for the year ended December 31, 2023, as compared to the prior year.

Primarily as a result of the factors described above, our operating income decreased by approximately $34.1 million, or 16%, and resulted in an operating income of approximately $179.3 million for the year ended December 31, 2023, as compared to the prior year. The operating income margin was 22% for the year ended December 31, 2023 compared to an operating income margin of 27% for the prior year.

Interest expense, net of interest income, increased by approximately $21.9 million, or 39%, to approximately $77.7 million for the year ended December 31, 2023, as compared to the prior year. This was primarily due to higher interest rates on our variable debt and our vault cash as a result of inflationary pressures in the macro-economic environment and global instability. This was partially offset by interest earned of approximately $12.1 million on our cash balances due to rising interest rates throughout the year.

Income tax benefit decreased by $19.5 million to approximately $17.6 million for the year ended December 31, 2023, as compared to the prior year. The income tax provision for the year ended December 31, 2023 reflected an effective income tax rate of 17.3%, which was less than the statutory federal rate of 21.0%, primarily due to a research credit and the benefit from equity award activities, partially offset by state taxes, compensation deduction limitations and a net operating loss limitation. The income tax provision of $37.1 million for the year ended December 31, 2022 reflected an effective income tax rate of 23.5%, which was greater than the statutory federal rate of 21.0%, primarily due to state taxes, compensation deduction limitations, a net operating loss limitation and an accrual for a foreign withholding tax, partially offset by both a research credit and the benefit from equity award activities. For additional information, refer to "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 18 — Income Taxes".

Primarily as a result of the factors described above, we had net income of approximately $84.0 million for the year ended December 31, 2023, as compared to a prior year net income of approximately $120.5 million.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in our Financial Statements. The SEC has defined critical accounting estimates as those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. Based on this definition, we have identified our critical accounting policies and estimates as those addressed below. We also have other key accounting policies that involve the use of estimates, judgments, and assumptions. Refer to _"Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 2 — Basis of Presentation and Summary of Significant Accounting Policies"_ included elsewhere in this Annual Report on Form 10-K for a summary of these policies. We believe that our estimates and assumptions are reasonable, based upon information presently available; however, actual results may differ from these estimates under different assumptions or conditions.

Business Combinations

The determination of fair values of the assets acquired and liabilities assumed for our acquisitions requires the use of various assumptions, estimates or judgments in the valuation process, such as: the methodology, the estimated future cash flows and the discount rate used to present value such cash flows and benchmarking rates, as applicable. We utilize the assistance of third-party specialists in connection with the valuation process, as applicable.

Our estimates of fair values require significant judgment and are based on assumptions we determined to be reasonable; however, they are unpredictable and inherently uncertain, including, but not limited to: estimates of future growth rates, operating margins, results of operations and financial condition.

Management performs its forecasting process, which, among other factors, includes reviewing recent historical results, company-specific variables and industry trends, among other considerations. This process is generally fluid throughout each year and considered in conjunction with the acquisition activities that occur during any given year. Changes in forecasted operations can significantly impact these estimates, which could materially affect our results of operations.

There can be no assurance that our estimates and assumptions made in our determination of fair values of the assets acquired and liabilities assumed from our acquisitions will prove to be accurate predictions of the future. To the extent our assumptions regarding mergers and acquisitions, business plans, competitive environments, anticipated growth rates, or expectations of results of operations and financial condition are not correct, we may be required to record adjustments in future periods, whether to goodwill during the measurement period or to the Statements of Operations upon the expiration of the measurement period, in the event items are present that were either known or knowable at the respective acquisition dates.

Goodwill

We had approximately $736.5 million of goodwill on our Balance Sheets at December 31, 2024 resulting from acquisitions of other businesses. We test for impairment annually on a reporting unit basis, at the beginning of our fourth fiscal quarter, or more often under certain circumstances. Our reporting units are identified as operating segments or one level below and we evaluate our reporting units at least annually. Refer to "_Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 11 — Goodwill and Other Intangible Assets_" included elsewhere in this Annual Report on Form 10-K for a further discussion.

The annual evaluation of goodwill requires the use of different assumptions, estimates, or judgments in the goodwill impairment testing process, such as: the applicable methodology and weighting based on the market multiples of comparable companies, the estimated future cash flows of our reporting units and the discount rate used to present value such cash flows (for additional information on our goodwill policies refer to "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 2 — Basis of Presentation and Summary of Significant Accounting Policies").

In light of the Pending Proposed Transaction (for additional information refer to "Part I — Item 1. Business" and "Part I — Item 1A. Risk Factors" included elsewhere in this Annual Report on Form 10-K for a further discussion), our assumptions and conclusions in connection with our annual impairment test in 2024 were based on the application of the market approach which included identifying multiples of comparable public companies with similar operational and financial characteristics and which are reflective of the market in which each respective reporting unit operates. The selected market multiples were based on normalized levels of 2024 Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA") given the value of the Company is closely linked to the defined purchase price within the Pending Proposed Transaction. The market approach also applies a market participant acquisition premium at the reporting unit level based on recent comparable market transactions.

In connection with our annual goodwill impairment assessment for 2024 utilizing a quantitative ("Step 1") approach, of the seven reporting units (six in the FinTech segment and one in the Games segment) identified by the Company, the following were considered to be at risk of failing Step 1 of the impairment test as the fair values were not substantially in excess of their carrying amounts:

- Central Credit Services: The fair value exceeded the carrying amount by approximately $0.3 million, or 1.4%, for which $17.1 million of goodwill was allocated to this reporting unit; and

- Games: The fair value exceeded the carrying amount by approximately $3.9 million, or 0.4%, for which $484.2 million of goodwill was allocated to this reporting unit.

The judgments and estimates described above may change in future periods, in which case we may be required to record goodwill impairment charges in future periods, whether in connection with our next annual impairment testing process, or earlier, in the event an indicator of impairment is present at such time during the year.

Recent Accounting Guidance

For a description of our recently adopted accounting guidance and recent accounting guidance not yet adopted, see "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 2 — Basis of Presentation and Summary of Significant Accounting Policies — Recent Accounting Guidance" included elsewhere in this Annual Report on Form 10-K.

Liquidity and Capital Resources

Overview

The following table presents selected information about our financial position (in thousands):

| | At December 31, | | |
	2024		2023
Balance sheet data			
Total assets	$ 1,921,909	$	2,123,870
Total borrowings	950,935		974,465
Total stockholders' equity	255,936		226,142
Cash available			
Cash and cash equivalents	$ 400,677	$	267,215
Settlement receivables	109,640		441,852
Settlement liabilities	(460,513)		(662,967)
Net cash position [(1)]	49,804		46,100
Undrawn revolving credit facility	125,000		125,000
Net cash available [(1)]	$ 174,804	$	171,100

(1) Non-GAAP financial measure. In order to enhance investor understanding of our cash balance, we are providing in this Annual Report on Form 10-K our net cash position and net cash available, which are not measures of financial position under GAAP. Accordingly, these measures should not be considered in isolation or as a substitute for GAAP measures, and should be read in conjunction with our balance sheets prepared in accordance with GAAP. Our net cash position is cash and cash equivalents plus settlement receivables less settlement liabilities; and our net cash available is net cash position plus undrawn amounts available under our revolving credit facility. Our net cash position and net cash available change substantially based upon the timing of our receipt of funds for settlement receivables and payments we make to customers for our settlement liabilities. We present these non-GAAP measures as we monitor these amounts in connection with forecasting of cash flows and future cash requirements, both on a short-term and long-term basis.

Cash Resources

As of December 31, 2024, our cash balance, cash flows, and line of credit are expected to be sufficient to meet our recurring operating commitments and to fund our planned capital expenditures on both a short- and long-term basis. Cash and cash equivalents at December 31, 2024 included cash in non-U.S. jurisdictions of approximately $25.8 million. Generally, these funds are available for operating and investment purposes within the jurisdiction in which they reside, and we may from time to time consider repatriating these foreign funds to the United States, subject to potential withholding tax obligations, based on operating requirements.

We expect that cash provided by operating activities will also be sufficient for our operating and debt servicing needs during the foreseeable future on both a short- and long-term basis. In addition, we have sufficient borrowings available under our senior secured revolving credit facility to meet further funding requirements. We monitor the financial strength of our lenders on an ongoing basis using publicly available information. Based upon available information, we believe our lenders should be able to honor their commitments under the Amended Credit Agreement (defined in "Note 13 — Long-Term Debt").

Cash Flows

The following table presents a summary of our cash flow activity for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,			$ Change	
	2024	**2023**	**2022**	**2023**	**2022**
Cash flow activities					
Net cash provided by operating activities	$ 318,408	$ 292,230	$ 272,094	$ 26,178	$ 20,136
Net cash used in investing activities	(156,162)	(204,307)	(178,791)	48,145	(25,516)
Net cash used in financing activities	(23,654)	(110,941)	(100,568)	87,287	(10,373)
Effect of exchange rates on cash and cash equivalents	(2,517)	461	(1,398)	(2,978)	1,859
Cash and cash equivalents and restricted cash					
Net increase (decrease) for the period	136,075	(22,557)	(8,663)	158,632	(13,894)
Balance, beginning of the period	272,506	295,063	303,726	(22,557)	(8,663)
Balance, end of the period	$ 408,581	$ 272,506	$ 295,063	$ 136,075	$ (22,557)

Cash flows provided by operating activities increased by approximately $26.2 million for the year ended December 31, 2024, as compared to the prior year. This was primarily attributable to changes in operating assets and liabilities, mostly associated with settlement activities from our FinTech segment. These receivables and liabilities are generally highly liquid in nature, with settlement receivables collected within one to three days of the financial access transaction performed by the patron and settlement liabilities repaid to our casino customers within three to five days of the original transaction date. As a result of the timing of weekends and holidays in relation to the close of an accounting period, the amount of uncollected settlement receivables and unpaid settlement liabilities can vary greatly. In addition, the changes in other operating assets and liabilities were related to cash receipts and disbursements in the normal course of business in both the Games and FinTech segments.

Cash flows provided by operating activities increased by approximately $20.1 million for the year ended December 31, 2023, as compared to the prior year. This was primarily attributable to changes in operating assets and liabilities, mostly associated with settlement activities from our FinTech segment. In addition, the changes in other operating assets and liabilities were related to cash receipts and disbursements in the normal course of business in both the Games and FinTech segments.

Cash flows used in investing activities decreased by approximately $48.1 million for the year ended December 31, 2024, as compared to the prior year. This was primarily attributable to our acquisition activities in the prior year, partially offset by an increase in capital expenditures in our Games and FinTech segments.

Cash flows used in investing activities increased by approximately $25.5 million for the year ended December 31, 2023, as compared to the prior year. This was primarily attributable to our acquisition activities and an increase in capital expenditures in our Games segment, partially offset by reduced capital expenditures in our FinTech segment.

Cash flows used in financing activities decreased by approximately $87.3 million for the year ended December 31, 2024, as compared to the prior year. This was primarily attributable to share repurchase activities in the prior year, partially offset by increased repayments on Term Loan (defined below) in the current year.

Cash flows used in financing activities increased by approximately $10.4 million for the year ended December 31, 2023, as compared to the prior year. This was primarily attributable to share repurchase activities, together with payments of contingent consideration from our Games and FinTech segments, partially offset by proceeds from option exercise activities.

Capital Expenditures

For the year ended December 31, 2024, cash paid for capital expenditures totaled $156.4 million, of which $124.8 million and $31.6 million were related to our Games and FinTech segments, respectively. For the year ended December 31, 2023, cash paid for capital expenditures totaled $145.1 million, of which $117.0 million and $28.1 million, were related to our Games and FinTech segments, respectively.

Long-Term Debt

At December 31, 2024, we had approximately $561 million of borrowings outstanding under the $600 million senior secured term loan (the "Term Loan") and there were no borrowings outstanding under the $125 million senior secured revolving credit facility (the "Revolver"). We had $125 million of additional borrowing availability under the Revolver as of December 31, 2024. At December 31, 2024, we had $400 million outstanding under the senior unsecured notes due 2029 (the " 2021 Unsecured Notes").

For additional information regarding our credit agreement and other debt as well as interest rate risk see "Contractual Obligations" in this Item 7 below, "Part II, Item 7A Quantitative and Qualitative Disclosures About Market Risk," and "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 13 — Long-Term Debt."

Contractual Obligations

Our contractual obligations are summarized below at December 31, 2024 (in thousands):

	Total	2025	2026	2027	2028	2029	Thereafter
Contractual obligations							
Debt obligations [(1)]	$ 960,500	$ —	$ —	$ —	$ 560,500	$ 400,000	$ —
Estimated interest obligations [(2)]	238,685	58,587	58,224	58,747	43,127	20,000	—
Lease obligations [(3)]	37,416	9,219	6,064	3,938	3,430	2,580	12,185
Purchase obligations [(4)]	106,454	71,844	28,673	4,812	1,125	—	—
Acquisition related obligations [(5)]	2,397	2,397	—	—	—	—	—
Total contractual obligations	$ 1,345,452	$ 142,047	$ 92,961	$ 67,497	$ 608,182	$ 422,580	$ 12,185

(1) In connection with the Term Loan, we are required to make quarterly principal payments with the remaining principal being due on the maturity date. During the fourth quarter of fiscal year 2024, the Company paid $20.0 million, which satisfied all required periodic principal payments through maturity with the exception of a partial quarterly payment due in 2028. The 2021 Unsecured Notes do not require a quarterly principal payment with the final principal repayment installment being due on the maturity date. For additional information see Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 13 — Long-Term Debt"

(2) Estimated interest payments were computed using the interest rate in effect at December 31, 2024 multiplied by the principal balance outstanding.

(3) Our lease obligations primarily consist of real estate arrangements we enter into with third parties. For additional information see "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 4 — Leases."

(4) The Company is a party to certain purchase obligations, which primarily include purchases of raw materials, capital expenditures, and other indirect purchases in connection with conducting our business. The purchase obligations represent open purchase orders with our suppliers that have not yet been received as these agreements generally allow us the option to cancel, reschedule and adjust terms based on our business needs prior to the delivery of goods or performance of services.

(5) Represents our obligations under the Intuicode purchase agreement. For additional information see "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 5 — Business Combinations."

Other Liquidity Needs and Resources

We need cash to support our foreign operations. Depending on the jurisdiction and the treaty between different foreign jurisdictions, our applicable withholding tax rates could vary significantly. If we expand our business into new foreign jurisdictions, we expect to rely on treaty-favored cross-border transfers of funds, the cash generated by our operations in those foreign jurisdictions or alternate sources of working capital.

Off-Balance Sheet Arrangements

In the normal course of business, we have commercial arrangements with third-party vendors to provide cash for certain of our ATMs. For the use of these funds, we pay a usage fee on either the average daily balance of funds utilized multiplied by a contractually defined usage rate or the amounts supplied multiplied by a contractually defined usage rate. These usage fees, reflected as interest expense within the Consolidated Statements of Operations, were approximately $18.6 million, $20.4 million, and $9.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. The usage fees increased in the current year as compared to the prior year as a result of elevated funds dispensing volumes at our customer locations and higher interest rates as a result of macro-economic conditions.

We are exposed to interest rate risk to the extent that the applicable federal funds rate increases. Under these agreements, the currency supplied by third-party vendors remains their sole property until the funds are dispensed. As these funds are not our assets, supplied cash is not reflected on our Balance Sheets.

Our primary commercial arrangement, the Contract Cash Solutions Agreement, as amended, is with Wells Fargo, N.A. ("Wells Fargo"). Wells Fargo provides us with cash up to $450 million with the ability to increase the amount permitted by the vault cash provider. The term of the agreement expires on December 1, 2026 and will automatically renew for additional one-year periods unless either party provides a ninety-day written notice of its intent not to renew. The outstanding balances of funds provided in connection with this arrangement were approximately $379.3 million and $388.5 million as of December 31, 2024 and 2023, respectively.

For additional information see "Part II — Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 6 — Funding Agreements."

We are responsible for any losses of cash in the fund dispensing devices under this agreement and we self-insure for this risk. We incurred no material losses related to this self-insurance for the years ended December 31, 2024, 2023, and 2022.

Effects of Inflation

Our monetary assets that primarily consist of cash, receivables, inventory, as well as our non-monetary assets that are mostly comprised of goodwill and other intangible assets, are not significantly affected by inflation. We believe that replacement costs of equipment, furniture, and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our operating expenses, such as those for salaries and benefits, armored carrier expenses, telecommunications expenses, and equipment repair and maintenance services, which may not be readily recoverable in the financial terms under which we provide our Games and FinTech products and services to gaming operators.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

In the normal course of business, we are exposed to foreign currency exchange risk. We operate and conduct business in foreign countries and, as a result, are exposed to movements in foreign currency exchange rates. Our exposure to foreign currency exchange risk related to our foreign operations is not material to our results of operations, cash flows, or financial condition. At present, we do not hedge this exposure; however, we continue to evaluate such foreign currency exchange risk.

In the normal course of business, we have commercial arrangements with third-party vendors to provide cash for certain of our fund dispensing devices. Under the terms of these agreements, we pay a monthly fund usage fee that is generally based upon the target federal funds rate. We are, therefore, exposed to interest rate risk to the extent that the target federal funds rate increases. The outstanding balance of funds provided by our primary third-party vendor was approximately $379.3 million as of December 31, 2024; therefore, each 100 basis points increase in the target federal funds rate would have approximately a $3.8 million impact on income before tax over a 12-month period.

The senior secured term loan and senior secured revolving credit facility ("Credit Facilities") bear interest at rates that can vary over time. We have the option of paying interest on the outstanding amounts under the Credit Facilities using a base rate or a benchmark rate, the secured overnight financing rate ("SOFR"). We have historically elected to pay interest based on the benchmark rate, and we expect to continue to do so for various maturities.

The weighted average interest rate on the Term Loan, which includes a 50 basis point floor and a credit spread adjustment, was 7.78% for the year ended December 31, 2024. Based upon the outstanding balance of the Term Loan of $560.5 million as of December 31, 2024, each 100 basis points increase in the applicable SOFR would have a combined impact of approximately $5.6 million on interest expense over a 12-month period.

The interest rate for the 2021 Unsecured Notes due 2029 is fixed at 5.00%; therefore, changing interest rates have no impact on the related interest expense.

At present, we do not hedge the risk related to the changes in the interest rate; however, we continue to evaluate such interest rate exposure.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Everi Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Everi Holdings Inc. and its subsidiaries (the "Company") as of December 31, 2024, and the related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Funds Advanced and Funds Dispensed Revenues

As described in Note 3 to the consolidated financial statements, the Company's consolidated financial access services revenues for the year ended December 31, 2024 was $228.7 million, of which a significant portion relates to funds advanced and funds dispensed revenues. Funds advanced revenues are primarily comprised of transaction fees assessed to gaming patrons in connection with credit card financial access and point of sale debit card financial access transactions. Funds dispensed revenues are primarily comprised of transaction fees in the form of cardholder surcharges assessed to gaming patrons in connection with funds dispensed cash withdrawals at the time the transactions are authorized and interchange reimbursement fees are paid by the patron's issuing banks. Revenues are recognized as earned over a period of time using an output method that depicts the transfer of control to the customer based on variable consideration, such as the volume of transactions processed. This is because the customer simultaneously receives and consumes the benefits as the performance obligations occur. Certain direct costs incurred are recorded as reductions to revenue on a net basis, which generally include (i) commission expenses payable to casino operators; (ii) interchange fees payable to the network associations; and (iii) processing and related costs payable to third-party partners.

The principal consideration for our determination that performing procedures relating to the recognition of funds advanced and funds dispensed revenues is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's recognition of funds advanced and funds dispensed revenues.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the funds advanced and funds dispensed revenue recognition process. These procedures also included, among others (i) testing the completeness of the transaction fees transmitted from network associations and third-party partners; (ii) testing the revenue recognized for a sample of funds advanced and funds dispensed revenue transactions by obtaining and inspecting source documents, such as cash receipts from network associations; (iii) testing the reductions to revenue recognized for a sample of interchange fees payable to network associations and processing and related costs payable to third-party partners by obtaining and inspecting source documents, such as bank statements; (iv) testing the reductions to revenue recognized for a sample of commission expenses payable to casino operators by obtaining and inspecting source documents, such as customer contracts, and recalculating the commission expense based on the commission rate in the customer contracts; (v) confirming a sample of outstanding balances receivable from casino operators as of December 31, 2024 and, for confirmations not returned, obtaining and inspecting source documents, such as subsequent cash receipts; and (vi) testing a sample of settlement receivables and payables as of December 31, 2024 by obtaining and inspecting source documents, such as subsequent cash receipts from network associations and payments to casino operators, respectively.

Goodwill Impairment Assessment – Games Reporting Unit

As described in Note 11 to the consolidated financial statements, the Company's consolidated goodwill balance was $736.5 million as of December 31, 2024, of which $484.2 million is associated with the Games reporting unit. Goodwill is tested for impairment on October 1 each year, or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. To the extent the carrying amount of a reporting unit is less than its estimated fair value, an impairment charge is recorded. As disclosed by management, management's assumptions in connection with the October 1, 2024 annual impairment test were based on the application of the market approach which included identifying multiples of comparable public companies with similar operational and financial characteristics and which are reflective of the market in which each respective reporting unit operates.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Games reporting unit is a critical audit matter are (i) the significant judgment by management when identifying the market multiples of comparable public companies to be used in developing the fair value estimate of the Games reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures related to management's identification of the market multiples of comparable public companies; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Games reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Games reporting unit; (ii) evaluating the appropriateness of the market approach; (iii) testing the completeness and accuracy of underlying data used in the market approach; and (iv) evaluating the reasonableness of management's identification of the market multiples of comparable public companies. Evaluating the reasonableness of the market multiples involved considering (i) the operational and financial characteristics of the Games reporting unit and (ii) external market and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the market approach and (ii) the reasonableness of the market multiples.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 3, 2025

We have served as the Company's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Everi Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Everi Holdings Inc. and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2023 to 2024.

Las Vegas, Nevada

February 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Everi Holdings Inc. and Subsidiaries

Las Vegas, NV

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows of Everi Holdings Inc. and subsidiaries (the "Company") for the year ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the Company's results of operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

We served as the Company's auditor from 2015 to 2023.

/s/ BDO USA, LLP

Las Vegas, Nevada

February 28, 2023

EVERI HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except earnings per share amounts)

		Year Ended December 31,				
		2024		**2023**		**2022**
Revenues						
Games revenues						
Gaming operations	$	277,460	$	304,132	$	292,873
Gaming equipment and systems		101,461		125,022		143,553
Games total revenues		378,921		429,154		436,426
FinTech revenues						
Financial access services		228,702		225,054		206,860
Software and other		104,120		99,490		80,232
Hardware		46,160		54,123		59,001
FinTech total revenues		378,982		378,667		346,093
Total revenues		757,903		807,821		782,519
Costs and expenses						
Games cost of revenues [1]						
Gaming operations		41,923		35,205		25,153
Gaming equipment and systems		59,260		72,191		86,638
Games total cost of revenues		101,183		107,396		111,791
FinTech cost of revenues [1]						
Financial access services		10,516		11,064		10,186
Software and other		13,562		6,159		4,125
Hardware		32,570		36,621		39,220
FinTech total cost of revenues		56,648		53,844		53,531
Operating expenses		279,619		260,931		216,959
Research and development		77,312		67,633		60,527
Depreciation		89,636		78,691		66,801
Amortization		64,320		60,042		59,558
Total costs and expenses		668,718		628,537		569,167
Operating income		89,185		179,284		213,352
Other expenses						
Interest expense, net of interest income		73,288		77,693		55,752
Total other expenses		73,288		77,693		55,752
Income before income tax		15,897		101,591		157,600
Income tax provision		881		17,594		37,111
Net income		15,016		83,997		120,489
Foreign currency translation (loss) gain		(3,991)		730		(2,742)
Comprehensive income	$	11,025	$	84,727	$	117,747

(1) Exclusive of depreciation and amortization.

EVERI HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except earnings per share amounts)

| | Year Ended December 31, | | |
	2024	**2023**	**2022**
Earnings per share			
Basic	$ 0.18	$ 0.96	$ 1.33
Diluted	$ 0.17	$ 0.91	$ 1.24
Weighted average common shares outstanding			
Basic	85,023	87,176	90,494
Diluted	88,151	91,985	97,507

See notes to consolidated financial statements.

EVERI HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value amounts)

	At December 31,	
	2024	**2023**
ASSETS		
Current assets		
Cash and cash equivalents	$ 400,677	$ 267,215
Settlement receivables	109,640	441,852
Trade and other receivables, net of allowances for credit losses of $5,656 and $5,210 at December 31, 2024 and December 31, 2023, respectively	87,855	94,282
Inventory	67,821	70,624
Prepaid expenses and other current assets	68,114	57,557
Total current assets	734,107	931,530
Non-current assets		
Property and equipment, net	157,992	152,704
Goodwill	736,470	737,804
Other intangible assets, net	216,915	234,138
Other receivables	6,329	2,786
Deferred tax assets	4,551	598
Other assets	65,545	64,310
Total non-current assets	1,187,802	1,192,340
Total assets	$ 1,921,909	$ 2,123,870
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Settlement liabilities	$ 460,513	$ 662,967
Accounts payable and accrued expenses	221,015	215,530
Current portion of long-term debt	—	6,000
Total current liabilities	681,528	884,497
Non-current liabilities		
Deferred tax liabilities	6,514	13,762
Long-term debt, less current portion	950,935	968,465
Other accrued expenses and liabilities	26,996	31,004
Total non-current liabilities	984,445	1,013,231
Total liabilities	1,665,973	1,897,728
Commitments and contingencies (Note 14)		
Stockholders' equity		
Convertible preferred stock, $0.001 par value, 50,000 shares authorized and no shares outstanding at December 31, 2024 and December 31, 2023, respectively	—	—
Common stock, $0.001 par value, 500,000 shares authorized and 125,853 and 86,402 shares issued and outstanding at December 31, 2024, respectively, and 123,179 and 83,738 shares issued and outstanding at December 31, 2023, respectively	126	123
Additional paid-in capital	579,806	560,945
Retained earnings	77,747	62,731
Accumulated other comprehensive loss	(7,458)	(3,467)
Treasury stock, at cost, 39,451 and 39,441 shares at December 31, 2024 and December 31, 2023, respectively	(394,285)	(394,190)
Total stockholders' equity	255,936	226,142
Total liabilities and stockholders' equity	$ 1,921,909	$ 2,123,870

See notes to consolidated financial statements.

EVERI HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net income	$ 15,016	$ 83,997	$ 120,489
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	89,636	78,691	66,801
Amortization	64,320	60,042	59,558
Non-cash lease expense	6,007	6,096	4,847
Amortization of financing costs and discounts	2,854	2,854	2,854
Loss on sale or disposal of assets	1,239	1,467	591
Accretion of contract rights	9,340	9,340	9,578
Provision for credit losses	11,422	11,623	10,115
Deferred income taxes	(11,185)	8,754	32,618
Reserve for inventory obsolescence	4,621	1,220	792
Write-down of assets	296	13,629	—
Stock-based compensation	10,702	18,711	19,789
Adjustment to deferred acquisition consideration	(1,014)	(1,766)	—
Changes in operating assets and liabilities:			
Settlement receivables	331,881	(177,947)	(174,604)
Trade and other receivables	(7,614)	6,586	(18,780)
Inventory	(2,036)	(11,954)	(26,314)
Prepaid expenses and other assets	(13,225)	(6,121)	(37,911)
Settlement liabilities	(202,112)	194,878	176,274
Accounts payable and accrued expenses	8,260	(7,870)	25,944
Placement fee agreements	—	—	(547)
Net cash provided by operating activities	318,408	292,230	272,094
Cash flows from investing activities			
Capital expenditures	(156,431)	(145,108)	(127,568)
Acquisitions, net of cash acquired	—	(59,405)	(51,450)
Proceeds from sale of property and equipment	269	206	227
Net cash used in investing activities	(156,162)	(204,307)	(178,791)

EVERI HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from financing activities			
Repayments of term loan	(26,000)	(6,000)	(6,000)
Proceeds from exercise of stock options	8,038	13,739	1,921
Treasury stock - equity award activities, net of shares withheld	(99)	(8,151)	(11,969)
Treasury stock - repurchase of shares	—	(100,000)	(84,347)
Payment of deferred acquisition consideration	(5,593)	(10,529)	(173)
Net cash used in financing activities	(23,654)	(110,941)	(100,568)
Effect of exchange rates on cash and cash equivalents	(2,517)	461	(1,398)
Cash, cash equivalents and restricted cash			
Net increase (decrease) for the period	136,075	(22,557)	(8,663)
Balance, beginning of the period	272,506	295,063	303,726
Balance, end of the period	$ 408,581	$ 272,506	$ 295,063

	Year Ended December 31,		
	2024	**2023**	**2022**
Supplemental cash disclosures			
Cash paid for interest	$ 87,084	$ 86,528	$ 54,749
Cash received for interest	15,153	12,028	3,807
Cash paid for income tax, net of refunds	14,476	5,481	4,522
Supplemental non-cash disclosures			
Accrued and unpaid capital expenditures	$ 2,221	$ 4,408	$ 3,222
Transfer of leased gaming equipment to inventory	7,762	6,719	9,588

See notes to consolidated financial statements.

EVERI HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock— Series A		Additional	Retained Earnings	Accumulated Other		Total
	Number of Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Comprehensive Loss	Treasury Stock	Equity
Balance, January 1, 2022	116,996	$ 117	$505,757	$ (141,755)	$ (1,455)	$(188,164)	$174,500
Net income	—	—	—	120,489	—	—	120,489
Foreign currency translation	—	—	—	—	(2,742)	—	(2,742)
Stock-based compensation expense	—	—	19,789	—	—	—	19,789
Exercise of options	333	—	1,921	—	—	—	1,921
Restricted stock vesting, net of shares withheld	2,061	2	(2)	—	—	(11,969)	(11,969)
Repurchase of shares	—	—	—	—	—	(84,347)	(84,347)
Balance, December 31, 2022	119,390	$ 119	$527,465	$ (21,266)	$ (4,197)	$(284,480)	$217,641
Net income	—	—	—	83,997	—	—	83,997
Foreign currency translation	—	—	—	—	730	—	730
Stock-based compensation expense	—	—	18,711	—	—	—	18,711
Exercise of options, net of shares withheld	2,061	2	14,773	—	—	(1,056)	13,719
Restricted stock vesting, net of shares withheld	1,728	2	(4)	—	—	(8,149)	(8,151)
Repurchase of shares	—	—	—	—	—	(100,505)	(100,505)
Balance, December 31, 2023	123,179	$ 123	$560,945	$ 62,731	$ (3,467)	$(394,190)	$226,142
Net income	—	—	—	15,016	—	—	15,016
Foreign currency translation	—	—	—	—	(3,991)	—	(3,991)
Stock-based compensation expense	—	—	10,702	—	—	—	10,702
Exercise of options	1,746	2	8,162	—	—	—	8,164
Restricted stock vesting, net of shares withheld	928	1	(3)	—	—	(97)	(99)
Repurchase of shares	—	—	—	—	—	2	2
Balance, December 31, 2024	125,853	$ 126	$579,806	$ 77,747	$ (7,458)	$(394,285)	$255,936

See notes to consolidated financial statements.

In this filing, we refer to: (i) our audited consolidated financial statements and notes thereto as our "Financial Statements"; (ii) our audited Consolidated Statements of Operations and Comprehensive Income as our "Statements of Operations"; (iii) our audited Consolidated Balance Sheets as our "Balance Sheets"; and (iv) our audited Consolidated Statements of Cash Flows as our "Statements of Cash Flows."

1. BUSINESS

Everi Holdings Inc. ("Everi Holdings," or "Everi") is a holding company, the assets of which are the issued and outstanding shares of capital stock of each of Everi Payments Inc. ("Everi FinTech" or "FinTech") and Everi Games Holding Inc., which owns all of the issued and outstanding shares of capital stock of Everi Games Inc. ("Everi Games" or "Games"). Unless otherwise indicated, the terms the "Company," "we," "us," and "our" refer to Everi Holdings together with its consolidated subsidiaries.

Everi develops and offers products and services that provide gaming entertainment, improve our customers' patron engagement, and help our casino customers operate their businesses more efficiently. We develop and supply entertaining game content, gaming machines and gaming systems and services for land-based and iGaming operators. Everi is a provider of financial technology solutions that power casino floors, provide operational efficiencies, and help fulfill regulatory requirements. The Company also develops and supplies player loyalty tools and mobile-first applications that enhance patron engagement for our customers and venues in the casino, sports, entertainment and hospitality industries. In addition, the Company provides bingo solutions through its consoles, electronic gaming tablets and related systems.

Everi reports its financial performance, and organizes and manages its operations, across the following two business segments: (i) Games and (ii) Financial Technology Solutions ("FinTech").

Everi Games provides gaming operators with gaming technology and entertainment products and services, including: (i) gaming machines, primarily comprising Class II, Class III and Historic Horse Racing ("HHR") slot machines placed under participation and fixed-fee lease arrangements or sold to casino customers; (ii) providing and maintaining the central determinant systems for the video lottery terminals ("VLTs") installed in the State of New York and similar technology in certain tribal jurisdictions; (iii) business-to-business ("B2B") digital online gaming activities; and (iv) bingo solutions through consoles, integrated electronic gaming tablets and related systems.

Everi FinTech provides gaming operators with financial technology products and services, including: (i) financial access and related services supporting digital, cashless and physical cash options across mobile, assisted and self-service channels; (ii) loyalty and marketing software and tools, regulatory and compliance ("RegTech") software solutions, other information-related products and services, and hardware maintenance services; and (iii) associated casino patron self-service hardware that utilizes our financial access, software and other services. We also develop and offer mobile-first applications aimed at enhancing patron engagement for customers in the casino, sports, entertainment, and hospitality industries. Our solutions are secured using an end-to-end security suite to protect against cyber-related attacks allowing us to maintain appropriate levels of security. These solutions include: (i) access to cash and cashless funding at gaming facilities via Automated Teller Machine ("ATM") debit withdrawals, credit card financial access transactions, and point of sale ("POS") debit card purchases at casino cages, kiosk and mobile POS devices; (ii) accounts for the CashClub Wallet, check warranty services, self-service loyalty and fully integrated kiosk maintenance services; (iii) self-service loyalty tools and promotion management software; (iv) compliance, audit, and data software; (v) casino credit data and reporting services; (vi) marketing and promotional offering subscription-based services; and (vii) other ancillary offerings.

Macro-Economic Volatility and Global Instability, Employment Constraints and Supply Chain Disruptions

We have experienced an impact from macro-economic volatility as a result of inflation, interest rate movements and global instability, particularly as it relates to our supply chain, both from an upstream and downstream perspective, which impacts the delivery of our products; and the effects of interest rate movements on our variable rate debt and pricing pressures on our business.

Additionally, we continued to experience an impact from employment constraints as a result of inflation in recent years. This has placed pressure on competitive wages, which has led to increases in wages and other related costs.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements are prepared under U.S. Generally Accepted Accounting Principles (GAAP) and include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Business Combinations

When we acquire a business, we recognize the assets acquired and the liabilities assumed, at their acquisition date fair values. Goodwill is measured and recognized as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Significant estimates and assumptions are required to value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable. These estimates are preliminary and typically include the calculation of an appropriate discount rate and projection of the cash flows associated with each acquired asset over its estimated useful life. As a result, up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill (referred to as the measurement period). In addition, deferred tax assets, deferred tax liabilities, uncertain tax positions, and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We reevaluate these items quarterly based upon facts and circumstances that existed as of the acquisition date and any adjustments to preliminary estimates are recorded to goodwill, in the period of identification, if identified within the measurement period. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and balances on deposit in banks and financial institutions. We consider highly liquid investments with maturities of three months or less at the time of purchase to be cash and cash equivalents. Such balances generally exceed the federal insurance limits; however, we periodically evaluate the creditworthiness of these institutions to minimize risk.

Interest income earned on our cash balances was approximately $15.1 million, $12.1 million and $3.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

ATM Funding Agreements

We obtain all of the cash required to operate our ATMs through various ATM Funding Agreements. Some gaming operators provide the cash utilized within the ATM ("Site-Funded"). The Site-Funded receivables generated for cash dispensed from transactions performed at our ATMs are owned by us and we are liable to the gaming operator for the face amount of the cash dispensed. In our Balance Sheets, the amount of the receivable for transactions processed on these funds dispensed transactions is included within settlement receivables and the amount due to the gaming operator for the face amount of dispensing transactions is included within settlement liabilities.

For the non-Site-Funded locations, we enter into commercial arrangements with third-party vendors to provide us the currency needed for normal operating requirements for our ATMs. For the use of these funds, we pay a cash usage fee based upon the target federal funds rate. Under these agreements, the currency supplied by the third-party vendors remains the sole property of these suppliers until funds are dispensed, at which time the third-party vendors obtain an interest in the corresponding settlement receivable. As the cash is an asset of these suppliers, it is therefore not reflected on our Balance Sheets. The usage fee for the cash supplied in these ATMs is included as interest expense in the Statements of Operations. Our rationale to record cash usage fees as interest expense is primarily due to the similar operational characteristics to a revolving line of credit, the fact that the fees are calculated on a financial index, and the fees are paid for access to a capital resource.

Settlement Receivables and Settlement Liabilities

We provide cash settlement services to gaming operators related to our financial access services, which involve the movement of funds between various parties involved in these types of transactions. We receive reimbursement from the patron's credit or debit card issuing financial institution for the amount owed to the gaming operator plus the fee charged to the patron. These activities result in amounts due to us at the end of each business day that we generally recover over the next few business days, which are classified as settlement receivables on our Balance Sheets. In addition, cash settlement services result in amounts due to gaming operators for the cash disbursed to patrons through the issuance of a negotiable instrument or through electronic settlement for the face amount provided to patrons that we generally remit over the next few business days, which are classified as settlement liabilities on our Balance Sheets.

Warranty Receivables

If a gaming operator chooses to have a check warranted, it sends a request to our third-party check warranty service provider, asking whether it would be willing to accept the risk of cashing the check. If the check warranty provider accepts the risk and warrants the check, the gaming operator negotiates the patron's check by providing cash for the face amount of the check. If the check is dishonored by the patron's bank upon presentment, the gaming operator invokes the warranty, and the check warranty service provider purchases the check from the gaming operator for the full check amount and then pursues collection activities on its own. In our Central Credit Check Warranty product under our agreement with the third-party service provider, we receive all of the check warranty revenue. We are exposed to risk for losses associated with any warranted items that cannot be collected from patrons issuing the items.

The warranty receivables amount is recorded in trade and other receivables, net on our Balance Sheets. On a monthly basis, the Company evaluates the collectability of the outstanding balances and establishes a reserve for the face amount of the expected losses on these receivables. The warranty expense associated with this reserve is included within cost of revenues (exclusive of depreciation and amortization) on our Statements of Operations.

Allowance for Credit Losses

We continually evaluate the collectability of outstanding balances and maintain an allowance for credit losses related to our trade and other receivables and notes receivable that have been determined to have a high risk of uncollectability, which represents our best estimates of the current expected credit losses to be incurred in the future. To derive our estimates, we analyze historical collection trends and changes in our customer payment patterns, current and expected conditions and market trends along with our operating forecasts, concentration, and creditworthiness when evaluating the adequacy of our allowance for credit losses. In addition, with respect to our check warranty receivables, we are exposed to risk for the losses associated with warranted items that cannot be collected from patrons issuing these items. We evaluate the collectability of the outstanding balances and establish a reserve for the face amount of the current expected credit losses related to these receivables. Account balances are charged against the provision when the Company believes it is probable the receivable will not be recovered. The provision for doubtful accounts receivable is included within operating expenses and the check warranty loss reserves are included within financial access services cost of revenues in the Statements of Operations.

Inventory

Our inventory primarily consists of component parts as well as finished goods and work-in-progress. The cost of inventory includes cost of materials, labor, overhead and freight. The inventory is stated at the lower of cost or net realizable value and accounted for using the first in, first out method ("FIFO").

Restricted Cash

Our restricted cash primarily consists of: (i) funds held in connection with certain customer agreements; (ii) funds held in connection with a sponsorship agreement; (iii) wide-area progressive ("WAP")-related restricted funds; and (iv) financial access activities related to cashless balances held on behalf of patrons. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Balance Sheets that sum to the total of the same such amounts shown in the Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022, respectively (in thousands).

| | Classification on our Balance Sheets | Year Ended December 31, | | |
		2024	2023	2022
Cash and cash equivalents	Cash and cash equivalents	$ 400,677	$ 267,215	$ 293,394
Restricted cash — current	Prepaid expenses and other current assets	7,803	5,190	1,568
Restricted cash — non-current	Other assets	101	101	101
Total		$ 408,581	$ 272,506	$ 295,063

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and are computed using the straight-line method over the estimated life of the assets, generally one to five years. Assets leased to customers are included within property and equipment are stated at cost, less accumulated depreciation, and are computed using the straight-line method over the estimated life of the assets, generally two to five years. Player terminals and related components and equipment are included in our rental pool. The rental pool can be further delineated as "rental pool – deployed," which generally consists of assets deployed at customer sites under participation or fixed fee arrangements, and "rental pool – undeployed," which consists of assets held by us that are available for customer use. Rental pool – undeployed also consists of previously deployed units currently back with us to be refurbished awaiting re-deployment. Routine maintenance of property, equipment and leased gaming equipment is expensed in the period incurred, while major component upgrades are capitalized and depreciated over the estimated remaining useful life of the component. Sales and retirements of depreciable property are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property are reflected in our Statements of Operations. Property, equipment and leased assets are reviewed for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated when future cash flows, on an undiscounted basis, do not exceed the carrying value of the asset.

Placement Fee Agreements

Periodically, we enter into long-term agreements with certain gaming establishments to secure the placement of our electronic gaming machines ("EGMs") on casino floors. Under the terms of these placement fee agreements that we generally pay in full at the start of the term, the Company has the ability to install EGMs on the gaming floor for an extended period of time (i.e., generally multi-year agreements, with our largest agreement covering 83 months) under right to use arrangements. The gaming operations revenues generated as a result of these agreements are reduced by the accretion of contract rights, which represents the related amortization of the contract rights recorded in connection with such agreements. To the extent payments are made for these placement fee agreements to certain gaming establishments, we classify the amounts as cash outflows from operating activities in our Statements of Cash Flows.

Goodwill

Goodwill represents the excess of the purchase price over the identifiable tangible and intangible assets acquired plus liabilities assumed arising from business combinations. We test for impairment annually on a reporting unit basis, at the beginning of our fourth fiscal quarter, or more often under certain circumstances that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The annual impairment test is completed using either: a qualitative "Step 0" assessment based on reviewing relevant events and circumstances; or a quantitative "Step 1" assessment, which determines the fair value of the reporting unit, using an appropriate methodology, such as a market approach that compares market multiples of comparable companies and/or an income approach that discounts future cash flows based on the estimated future results of our reporting units and to determine whether or not any impairment exists. To the extent the carrying amount of a reporting unit is less than its estimated fair value, an impairment charge is recorded (for additional information refer to "Note 11 — Goodwill and Other Intangible Assets").

Our reporting units are identified as operating segments or one level below. Reporting units must: (i) engage in business activities from which they earn revenues and incur expenses; (ii) have operating results that are regularly reviewed by our segment management to ascertain the resources to be allocated to the segment and assess its performance; and (iii) have discrete financial information available. As of December 31, 2024, our reporting units included: (i) Games; (ii) Financial Access Services; (iii) Kiosk Sales and Services; (iv) Central Credit Services; (v) Compliance Sales and Services; (vi) Loyalty Sales and Services; and (vii) Mobile Technologies.

The annual evaluation of goodwill requires the use of different assumptions, estimates, or judgments in the goodwill impairment testing process, such as: the applicable methodology and weighting based on the market multiples of comparable companies, the estimated future cash flows of our reporting units and the discount rate used to present value such cash flows.

There can be no assurance that our estimates and assumptions made for purposes of our impairment assessments as of the time of evaluation will prove to be accurate predictions of the future. If our assumptions regarding business plans, mergers and acquisitions, competitive environments or anticipated growth rates are not correct, we may be required to record non-cash impairment charges in future periods, whether in connection with our normal review procedures periodically, or earlier, if an indicator of an impairment is present prior to such evaluation.

Other Intangible Assets

Other intangible assets are stated at cost, less accumulated amortization, and are amortized primarily using the straight-line method. Other intangible assets consist primarily of customer relationships (rights to provide Games and FinTech services to gaming operator customers), developed technology, including capitalized software development costs, trade names and trademarks, acquired through business combinations and contract rights. Customer relationships require us to make renewal assumptions, which impact the estimated useful lives of such assets. Capitalized software development costs require us to make certain judgments as to the stages of development and costs eligible for capitalization. Capitalized software costs placed in service are amortized over their useful lives, generally not to exceed six years. We review intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or market price of the asset, a significant adverse change in legal factors or business climate that could affect the value of an asset, or a current period operating or cash flow loss combined with a history of operating or cash flow losses. We group intangible assets for impairment analysis at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of definite lived intangible assets is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset, on an undiscounted basis and without interest or taxes. Any impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Debt Issuance Costs

Debt issuance costs incurred in connection with long-term borrowings are capitalized and amortized to interest expense based upon the related debt agreements using the straight-line method, which approximates the effective interest method. Debt issuance costs related to line-of-credit arrangements are included in other assets, non-current, on our Balance Sheets. All other debt issuance costs are included as contra-liabilities in long-term debt.

Cost of Revenues (Exclusive of Depreciation and Amortization)

The cost of revenues (exclusive of depreciation and amortization) represents the direct costs required to perform revenue generating transactions, and are comprised primarily of inventory and related costs associated with the sale of our financial access and loyalty kiosks and software, electronic gaming machines and system sale, check cashing warranties, field service, and network operations personnel.

Advertising, Marketing, and Promotional Costs

We expense advertising, marketing, and promotional costs as incurred. Total advertising, marketing, and promotional costs, included in operating expenses in the Statements of Operations, were $4.0 million, $4.0 million, and $3.5 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Research and Development Costs

We conduct research and development activities for both our Games and FinTech segments. Our Gaming research and development activities are primarily to develop gaming systems, game engines, casino data management systems, central determination and other electronic bingo-outcome determination systems, video lottery outcome determination systems, gaming platforms and gaming content, and to enhance our existing product lines. Our FinTech research and development activities are primarily to develop: (i) payments products, systems, and related capabilities such as security, encryption and business rule engines that deliver differentiated patron experiences and integrate with our other products; (ii) compliance products that increase efficiencies, profitability, enhance employee/patron relationships, and meet regulatory reporting requirements; (iii) loyalty products, systems, and features that attract, engage, and retain patrons in more intuitive and contextual ways than our competition; (iv) cashless alternatives, such as the CashClub Wallet; and (v) mobile-first applications aimed at enhancing patron engagement for customers in the casino, sports, entertainment, and hospitality industries.

Research and development costs consist primarily of salaries and benefits, consulting fees, certification and testing fees. Once the technological feasibility has been established, the project is capitalized until it becomes available for general release.

Research and development costs were $77.3 million, $67.6 million, and $60.5 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Income Taxes

We are subject to income taxes in the United States as well as various states and foreign jurisdictions in which we operate. We account for income taxes in accordance with accounting guidance whereby deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based upon differences between financial statement carrying amounts of existing assets and their respective tax bases using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities generally is recognized in the results of operations in the period that includes the enactment date. We evaluate the realization of our deferred tax assets based on all available evidence and establish a valuation allowance to reduce deferred tax assets when it is more likely than not that they will not be realized. This assessment considers all available positive and negative evidence, including our past operating results, forecasts of future earnings, the scheduled reversal of deferred tax liabilities, the duration of statutory carryforward periods and tax planning strategies.

We recognize tax benefits from an uncertain position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the issue. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement.

Although we believe our assumptions, judgments and estimates are reasonable, changes in tax laws, and their interpretation, as well as the examination of our tax returns by taxing authorities, could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our effective tax rate is affected by a number of factors including the actual results of operations, changes in our stock price for shares issued as employee compensation, changes in the valuation of our deferred tax assets or liabilities and changes in tax laws or rates for income taxes and other non-income taxes in various jurisdictions. The Organization for Economic Cooperation and Development's ("OECD") Base Erosion and Profit Shifting project involving negotiations among over 140 countries has the potential to substantially affect international tax policies, including the implementation of a minimum global effective tax rate of 15%. We are not currently subject to these rules as they are only applicable to multinational companies with global revenue of at least EUR 750 million. We will continue to monitor developments in the OECD's project and policy changes in the countries in which we operate, as our effective tax rate and cash tax payments could increase when we become subject to these rules in future years.

Employee Benefits Plan

The Company provides a 401(k) Plan that allows employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 75% of their income on a pre-tax basis through contributions to the plan. As a benefit to employees, the Company matches a percentage of these employee contributions (as defined in the plan document). Expenses related to the matching portion of the contributions to the 401(k) Plan were $7.8 million, $6.3 million, and $4.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Fair Values of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument.

The carrying amount of cash and cash equivalents, restricted cash, settlement receivables, short-term trade and other receivables, settlement liabilities, accounts payable, and accrued expenses approximate fair value due to the short-term maturities of these instruments. The fair value of the long-term trade and loans receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. The fair value of long-term accounts payable is estimated by discounting the total obligation. As of December 31, 2024 and 2023, the fair value of trade and loan receivable approximated the carrying value due to contractual terms generally being slightly over 12 months. The fair value of our borrowings is estimated based on various inputs to determine a market price, such as: market demand and supply, size of tranche, maturity, and similar instruments trading in more active markets.

The estimated fair value and outstanding balances of our borrowings are as follows (dollars in thousands):

	Level of Hierarchy	Fair Value	Outstanding Balance
December 31, 2024			
$600 million Term Loan	2	$ 561,201	$ 560,500
$400 million 2021 Unsecured Notes	2	$ 400,000	$ 400,000
December 31, 2023			
$600 million Term Loan	2	$ 589,433	$ 586,500
$400 million 2021 Unsecured Notes	2	$ 365,000	$ 400,000

The fair values of our borrowings were determined using Level 2 inputs based on quoted market prices for these securities.

Foreign Currency Translation

Foreign currency denominated assets and liabilities for those foreign entities for which the local currency is the functional currency are translated into U.S. dollars based on exchange rates prevailing at the end of each year. Revenues and expenses are translated at average exchange rates during the year. The effects of foreign exchange gains and losses arising from these translations are included as a component of other comprehensive income (loss) in the Statements of Operations. Translation adjustments on intercompany balances of a long-term investment nature are recorded as a component of accumulated other comprehensive loss in our Balance Sheets.

Use of Estimates

We have made estimates and judgments affecting the amounts reported in these financial statements and the accompanying notes in conformity with GAAP. The actual results may materially differ from these estimates.

Earnings Applicable to Common Stock

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the effect of potential common stock resulting from assumed stock option exercises and vesting of restricted stock unless it is anti-dilutive. To the extent we report a net loss from continuing operations in a particular period, no potential dilution from the application of the treasury stock method would be applicable.

Stock-Based Compensation

Stock-based compensation results in a cost that is measured at fair value on the grant date of an award. Generally, we issue grants that are classified as equity awards. To the extent we issue grants that are considered liability awards, they are remeasured at fair value at the end of each reporting period until settlement with changes being recognized as stock-based compensation cost with a corresponding adjustment recorded to the liability, either immediately or during the remaining service period depending on the vested status of the award. Generally, with respect to stock option awards granted under our plans, they expire 10 years from the date of grant with the exercise price based on the closing market price of our common stock on the date of the grant.

Our restricted stock awards, restricted stock units, and performance-based stock units, are measured at fair value based on the closing stock price on the grant date, except for certain awards with a share-based payment arrangements priced in relation to similar indexed securities, which are valued using a lattice model. Our time-based stock option awards are measured at fair value on the grant date using the Black Scholes model. The stock-based compensation cost is recognized on a straight-line basis over the vesting period of the awards.

Forfeiture amounts are estimated at the grant date for stock awards and are updated periodically based on actual results, to the extent they differ from the estimates.

Acquisition-Related Costs

We expense acquisition-related costs as incurred. Acquisition-related costs include, but are not limited to: financial advisory, legal and debt fees; accounting, consulting and professional fees associated with due diligence, valuation and integration; severance; and other related costs and adjustments.

Reclassification of Balances

Certain amounts in the accompanying consolidated financial statements and accompanying notes have been reclassified to be consistent with the current year presentation. These reclassifications had no effect on net income or financial condition for any period presented.

Recent Accounting Guidance

Recently Adopted Accounting Guidance

Standard	Description	Date of Adoption	Effect on Financial Statements
Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	The amendments in this update require enhanced reportable segment disclosures, primarily concerning significant segment expenses.	December 31, 2024	The adoption of this ASU resulted in the inclusion of significant expense and measure of profit or loss segment information Financial Statement disclosures.

Recent Accounting Guidance Not Yet Adopted

Standard	Description	Date of Planned Adoption	Effect on Financial Statements
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosure	The amendments in this Update require enhanced income tax disclosures, primarily concerning the rate reconciliation and income taxes paid information.	December 31, 2025	We are currently evaluating the effect of adopting this ASU on our Financial Statement disclosures.
ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Topic 220):	The amendments in this update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses.	December 31, 2027	We are currently evaluating the effect of adopting this ASU on our Financial Statement disclosures.

As of December 31, 2024, other than what has been described above, we do not anticipate recently issued accounting guidance to have a significant impact on our consolidated financial statements.

3. Revenues

Revenue Recognition

Overview

We evaluate the recognition of revenue based on the criteria set forth in Accounting Standards Codification ("ASC") 606 — Revenue from Contracts with Customers and ASC 842 — Leases, as appropriate. We recognize revenue upon transferring control of goods or services to our customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services. We enter into contracts with customers that include various performance obligations consisting of goods, services, or combinations of goods and services. Timing of the transfer of control varies based on the nature of the contract. We recognize revenue net of any sales and other taxes collected from customers, which are subsequently remitted to governmental authorities and are not included in revenues or operating expenses. We measure revenue based on the consideration specified in a contract with a customer and adjusted, as necessary.

Collectability

To assess collectability, we determine whether it is probable that we will collect substantially all of the consideration to which we are entitled in exchange for the goods and services transferred to the customer in accordance with the terms and conditions of the contract. In connection with these procedures, we evaluate the customer using internal and external information available, including, but not limited to, research and analysis of our credit history with the customer. Based on the nature of our transactions and historical trends, we determine whether our customers have the ability and intention to pay the amounts of consideration when they become due to identify potentially significant credit risk exposure.

Contract Combinations - Multiple Promised Goods and Services

Our contracts may include various performance obligations for promises to transfer multiple goods and services to a customer, especially since our Games and FinTech businesses may enter into multiple agreements with the same customer that meet the criteria to be combined for accounting purposes under ASC 606. When this occurs, a Stand-Alone Selling Price ("SSP") will be determined for each performance obligation in the combined arrangement, and the consideration will be allocated between the respective performance obligations. The SSP of our goods and services is generally determined based on observable prices, an adjusted market assessment approach, or an expected cost-plus margin approach. We utilize a residual approach only when the SSP for performance obligations with observable prices has been established and the remaining performance obligation in the contract with a customer does not have an observable price as it is uncertain or highly variable and, therefore, is not discernible. We use our judgment to analyze the nature of the promises made and determine whether each is distinct or should be combined with other promises in the contract based on the level of integration and interdependency between the individual deliverables.

Disaggregation of Revenues

We disaggregate revenues based on the nature and timing of the cash flows generated by such revenues as presented in "Note 19 — Segment Information."

Outbound Freight Costs, Installation and Training

Upon transferring control of goods to a customer, the shipping and handling costs in connection with sale transactions are generally accounted for as fulfillment costs and included in cost of revenues.

Our performance of installation and training services relating to the sales of gaming equipment and systems and FinTech equipment does not modify the software or hardware in those equipment and systems. Such installation and training services are generally immaterial in the context of the contract; and therefore, such items do not represent a separate performance obligation.

Costs to Acquire a Contract with a Customer

We typically incur incremental costs to acquire customer contracts in the form of sales commissions; however, because the expected benefit from these contracts is one year or less, we expense these amounts as incurred.

Contract Balances

Since our contracts may include multiple performance obligations, there is often a timing difference between cash collections and the satisfaction of such performance obligations and revenue recognition. Such arrangements are evaluated to determine whether contract assets and liabilities exist. We generally record contract assets when the timing of billing differs from when revenue is recognized due to contracts containing specific performance obligations that are required to be met prior to a customer being invoiced. We generally record contract liabilities when cash is collected in advance of us satisfying performance obligations, including those that are satisfied over a period of time. Balances of our contract assets and contract liabilities may fluctuate due to timing of cash collections.

The following table summarizes our contract assets and contract liabilities arising from contracts with customers (in thousands):

	2024	2023
Contract assets[1]		
Balance, beginning of period	$ 26,635	$ 22,417
Balance, end of period	35,564	26,635
Increase	$ 8,929	$ 4,218
Contract liabilities[2]		
Balance, beginning of period	$ 51,799	$ 53,419
Balance, end of period	63,563	51,799
Increase (decrease)	$ 11,764	$ (1,620)

(1) Contract assets are included within prepaid expenses and other current assets and other assets in our Balance Sheets.

(2) Contract liabilities are included within accounts payable and accrued expenses and other accrued expenses and liabilities in our Balance Sheets.

We recognized approximately $34.9 million and $36.0 million in revenue that was included in the beginning contract liability balance during 2024 and 2023, respectively.

Games Revenues

Our products and services include electronic gaming devices, such as Native American Class II offerings and other electronic bingo products, Class III slot machine offerings, HHR offerings, integrated electronic bingo gaming tablets, VLTs installed in the State of New York and similar technology in certain tribal jurisdictions, B2B digital online gaming activities, accounting and central determinant systems, and other back-office systems. We conduct our Games segment business based on results generated from the following major revenue streams: (i) Gaming Operations; and (ii) Gaming Equipment and Systems.

Gaming Operations

We primarily provide: (i) leased gaming equipment, both Class II and Class III offerings, and HHR on a participation and a daily fixed-fee basis, including standard games and hardware and premium games and hardware, inclusive of local-area progressive, and WAP; (ii) accounting and central determinant systems; (iii) digital online gaming activities; and (iv) bingo solutions through consoles, integrated electronic gaming tablets and related systems. We evaluate the recognition of lease revenues based on criteria set forth in ASC 842. Under these arrangements, we retain ownership of the machines installed at customer facilities. We recognize recurring rental income over time based on a percentage of the net win per day generated by the leased gaming equipment or a daily fixed fee based on the timing services are provided. Such revenues are generated daily and are limited to the lesser of the net win per day generated by the leased gaming equipment and the fixed daily fee and the lease payments that have been collected from the lessee.

Gaming operations revenues are generated by leased gaming equipment deployed at sites under placement fee agreements for dedicated floor space. The gaming operations revenues generated by these agreements are reduced by the accretion of contract rights, which represents the related amortization recorded in connection with such agreements.

Gaming operations lease revenues accounted for under ASC 842 are generally short-term in nature with payment terms ranging from 30 to 90 days. We recognized $178.0 million, $201.9 million, and $197.9 million in lease revenues for the years ended December 31, 2024, 2023, and 2022, respectively.

Gaming operations revenues include amounts generated by WAP systems, which are recognized under ASC 606. WAP consists of linked slot machines located in multiple casino properties that are connected to a central system. WAP-based gaming machines have a progressive jackpot administered by us that increases with every wager until a player wins the top award combination. Casino operators pay us a percentage of the coin-in (the total amount wagered), a percentage of net win, or a combination of both for services related to the design, assembly, installation, operation, maintenance, administration, and marketing of the WAP offering. The gaming operations revenues with respect to WAP machines represent a separate performance obligation and we transfer control and recognize revenue over time based on a percentage of the coin-in, a percentage of net win, or a combination of both, based on the timing services are provided. These arrangements are generally short-term in nature with a majority of invoices payable within 30 to 90 days. Such revenues are presented in the Statements of Operations, net of the jackpot expense, which are composed of incremental amounts funded by a portion of coin-in from the players. At the time a jackpot is won by a player, an additional jackpot expense is recorded in connection with the base seed amount required to fund the minimum level as set forth in the WAP arrangements with the casino operators.

In addition, gaming operations include revenues generated under our arrangement to provide the New York State Gaming Commission (the "NYSGC") with a central determinant monitoring and accounting system for the VLTs in operation at licensed State of New York gaming facilities. Pursuant to our agreement with the NYSGC, we receive a portion of the network-wide net win (generally, cash-in less prizes paid) per day in exchange for provision and maintenance of the central determinant system and recognize revenue over time, based on the timing services are provided. We also provide the central determinant system technology to Native American tribes in other licensed jurisdictions, for which we receive a portion of the revenue generated from the VLTs connected to the system. These arrangements are generally short-term in nature with payments due monthly.

Gaming operations also include revenues generated by our digital solutions comprised of B2B activities. Our B2B operations provide games to our business customers, including both regulated real money and social casinos, which offer the games to consumers on their apps. Our B2B arrangements primarily provide access to our game content, and revenue is recognized over time as the control transfers upon our business partners' daily access to such content based on either a flat fee or revenue share arrangements with the social and regulated real money casinos, based on the timing services are provided.

Gaming operations also include revenues generated by bingo solutions through consoles, integrated electronic gaming tablets and related systems.

Gaming operations also include other revenues that are generated from fees paid by casino customers that participate in our TournEvent of Champions® national slot tournament or who contract with us to provide certain service functions on games that are owned by the customer.

Gaming Equipment and Systems

Gaming equipment and systems revenues are derived from the sale of some combination of: (i) gaming equipment and player terminals; (ii) game content; (iii) license fees; and (iv) ancillary equipment, such as signage and lighting packages. Such arrangements are predominately short-term in nature with payment terms ranging from 30 to 180 days, and with certain agreements providing for extended payment terms up to 39 months. Each contract containing extended payment terms over a period of 12 months is evaluated for the presence of a financing component; however, our contracts generally do not contain a financing component that has been determined to be significant to the contract. Distinct and thus, separately identifiable performance obligations for gaming equipment and systems arrangements include gaming equipment, player terminals, content, system software, license fees, ancillary equipment, or various combinations thereof. Gaming equipment and systems revenues are recognized at a point in time when control of the promised goods and services transfers to the customer, which is generally upon shipment or delivery pursuant to the terms of the contract. The performance obligations are generally satisfied at the same time or within a short period of time.

FinTech Revenues

Financial Access Services

Financial Access Services revenues are generally comprised of the following distinct performance obligations: funds advanced, funds dispensed, and check services. We do not control the funds advanced and funds dispensed services provided to a customer and, therefore, we are acting as an agent whose performance obligation is to arrange for the provision of these services. Our financial access services involve the movement of funds between the various parties associated with financial access transactions and give rise to settlement receivables and settlement liabilities, both of which are settled in days following the transaction.

Funds advanced revenues are primarily comprised of transaction fees assessed to gaming patrons in connection with credit card financial access and POS debit card financial access transactions. Such fees are primarily based on a combination of a fixed amount plus a percentage of the face amount of the credit card financial access or POS debit card financial access transaction amount. In connection with these types of transactions, we report certain direct costs incurred as reductions to revenues on a net basis, which generally include: (i) commission expenses payable to casino operators; (ii) interchange fees payable to the network associations; and (iii) processing and related costs payable to other third-party partners.

Funds dispensed revenues are primarily comprised of transaction fees in the form of cardholder surcharges assessed to gaming patrons in connection with funds dispensed cash withdrawals at the time the transactions are authorized and interchange reimbursement fees paid to us by the patrons' issuing banks. The cardholder surcharges assessed to gaming patrons in connection with funds dispensed cash withdrawals are currently a fixed dollar amount and not a percentage of the transaction amount. In connection with these types of transactions, we report certain direct costs incurred as reductions to revenues on a net basis, which generally include: (i) commission expenses payable to casino operators; (ii) interchange fees payable to the network associations; and (iii) processing and related costs payable to other third-party partners.

Funds transmitted revenues are primarily comprised of transaction fees assessed to gaming patrons in connection with funds transmitted to a patron's external bank account or other approved account from a physical device such as our kiosks, or via the CashClub Wallet. In connection with these types of transactions, we report certain direct costs incurred as reductions to revenues on a net basis.

Check services revenues are principally comprised of check warranty revenues and are generally based upon a percentage of the face amount of checks warranted. These fees are paid to us by gaming operators. We report certain direct costs incurred as reductions to revenues on a net basis, which include: (i) warranty expenses, defined as amounts paid by the third-party check warranty service provider to gaming operators to purchase dishonored checks; and (ii) service fees, defined as amounts paid to the third-party check warranty service provider for its assistance.

For financial access services arrangements, since the customer simultaneously receives and consumes the benefits as the performance obligations occur, we recognize revenues as earned over a period of time using an output method depicting the transfer of control to the customer based on variable consideration, such as volume of transactions processed with variability generally resolved in the reporting period.

Software and Other

Software and other revenues include amounts derived from our financial access, loyalty kiosk, compliance, and loyalty related revenue streams from the sale of: (i) software licenses, software subscriptions, professional services, and certain other ancillary fees; (ii) service-related fees associated with the sale, installation, training, and maintenance of equipment directly to our customers under contracts, which are generally short-term in nature with payment terms ranging from 30 to 90 days, secured by the related equipment; (iii) credit worthiness-related software subscription services that are based upon either a flat monthly unlimited usage fee or a variable fee structure driven by the volume of patron credit histories generated; and (iv) ancillary marketing and database services. Software license revenues are recognized at a point in time; software subscriptions are recognized over the term of the contract.

Hardware

Hardware revenues are derived from the sale of our financial access and loyalty kiosks and related equipment and are accounted for under ASC 606, unless such transactions meet definition of a sales type or direct financing lease which are accounted for under ASC 842. Revenues are recognized at a point in time when control of the promised goods and services transfers to the customer generally upon shipment or delivery pursuant to the terms of the contract. The sales contracts are generally short-term in nature with payment terms ranging from 30 to 90 days, while certain agreements provide for extended payment terms of up to 60 months. Each contract containing extended payment terms over a period of 12 months is evaluated for the presence of a financing component; however, our contracts generally do not contain a financing component that has been determined to be significant to the contract.

4. LEASES

We determine if a contract is, or contains, a lease at the inception, or modification, of a contract based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control over the use of an asset is predicated upon the notion that a lessee has both the right to (i) obtain substantially all of the economic benefit from the use of the asset; and (ii) direct the use of the asset.

Operating lease right-of-use ("ROU") assets and liabilities are recognized based on the present value of minimum lease payments over the expected lease term at commencement date. Lease expense is recognized on a straight-line basis over the expected lease term. Our lease arrangements have both lease and non-lease components, and we have elected the practical expedient to account for the lease and non-lease elements as a single lease.

Certain of our lease arrangements contain options to renew with terms that generally have the ability to extend the lease term to a range of approximately one to ten years. The exercise of lease renewal options is generally at our sole discretion. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise such option. The depreciable life of leased assets and leasehold improvements are limited by the expected term of such assets, unless there is a transfer of title or purchase option reasonably certain to be exercised.

Lessee

We enter into operating lease agreements for real estate purposes that generally consist of buildings for office space and warehouses for manufacturing purposes. Certain of our lease agreements consist of rental payments that are periodically adjusted for inflation. Our lease agreements do not contain material residual value guarantees or material restrictive covenants. Our lease agreements do not generally provide explicit rates of interest; therefore, we use our incremental collateralized borrowing rate, which is based on a fully collateralized and fully amortizing loan with a maturity date the same as the length of the lease that is based on the information available at the commencement date to determine the present value of lease payments. Leases with an initial expected term of 12 months or less (short-term) are not accounted for on our Balance Sheets. As of December 31, 2024 and December 31, 2023, our finance leases were not material.

Supplemental balance sheet information related to our operating leases is as follows (in thousands):

	Classification on our Balance Sheets	At December 31, 2024	At December 31, 2023
Assets			
Operating lease ROU assets	Other assets, non-current	$ 24,299	$ 27,489
Liabilities			
Current operating lease liabilities	Accounts payable and accrued expenses	$ 7,579	$ 7,079
Non-current operating lease liabilities	Other accrued expenses and liabilities	$ 22,472	$ 26,930

Supplemental cash flow information related to leases is as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cash paid for:			
Long-term operating leases	$ 8,908	$ 7,413	$ 6,885
Short-term operating leases	$ 2,318	$ 2,090	$ 1,660
ROU assets obtained in exchange for lease obligations:			
Operating leases[1]	$ 2,863	$ 17,690	$ 7,502

(1) The amounts are presented net of current year terminations and exclude amortization for the period.

Other information related to lease terms and discount rates is as follows:

	At December 31, 2024	At December 31, 2023
Weighted average remaining lease term (in years):		
Operating leases	6.41	6.71
Weighted average discount rate:		
Operating leases	6.32 %	6.08 %

Components of lease expense are as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Operating lease cost:			
Operating lease cost [1]	$ 7,813	$ 6,786	$ 6,008
Variable lease cost	$ 1,465	$ 1,461	$ 1,164

(1) The amounts include approximately $6.0 million, $6.1 million and $4.8 million in non-cash lease expense attributable to amortization of ROU assets for the years ended December 31, 2024, 2023 and 2022, respectively.

Maturities of lease liabilities are summarized as follows as of December 31, 2024 (in thousands):

Year ending December 31,		Amount
2025	$	9,219
2026		6,064
2027		3,938
2028		3,430
2029		2,580
Thereafter		12,185
Total future minimum lease payments	$	37,416
Amount representing interest		7,365
Present value of future minimum lease payments	$	30,051
Current operating lease obligations		7,579
Long-term lease obligations	$	22,472

Lessor

We generate lease revenues primarily from our gaming operations activities, and the majority of our leases are month-to-month leases. Under these arrangements, we retain ownership of the electronic gaming machines ("EGMs") installed at customer facilities. We receive recurring revenues based on a percentage of the net win per day generated by the leased gaming equipment or a fixed daily fee. Such revenues are generated daily and are limited to the lesser of the net win per day generated by the leased gaming equipment or the fixed daily fee and the lease payments that have been collected from the lessee. Certain of our leases have terms and conditions with options for a lessee to purchase the underlying assets. Refer to "Note 3 — Revenues" for further discussion of lease revenues. We did not have material sales transactions that qualified for sales-type lease accounting treatment during the years ended December 31, 2024 and December 31, 2023.

Supplemental balance sheet information related to our sales-type leases is as follows (in thousands):

	Classification on our Balance Sheets	At December 31, 2024	At December 31, 2023
Assets			
Net investment in sales-type leases — current	Trade and other receivables, net	$ 1,902	$ 810

5. BUSINESS COMBINATIONS

We account for business combinations in accordance with ASC 805 — Business Combinations, which requires that the identifiable assets acquired and liabilities assumed be recorded at their estimated fair values on the acquisition date separately from goodwill, which is the excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities. We include the results of operations of an acquired business starting from the acquisition date.

Pending Proposed Merger

On February 28, 2024, the Company entered into definitive agreements with, among others, International Game Technology PLC, a public limited company incorporated under the laws of England and Wales ("IGT"), pursuant to which IGT agreed to spin-off a newly created subsidiary, which will own IGT's Gaming & Digital business ("IGT Gaming"), with the Company acquiring IGT Gaming in a series of transactions (the "Original Proposed Transaction"). Upon the closing of the Original Proposed Transaction, under the terms of the agreements, IGT shareholders were expected to own approximately 54% of the combined company, with the Company's existing stockholders expected to own approximately 46% of the combined company.

On February 28, 2024, the Company and Ignite Rotate LLC, a subsidiary of IGT ("Spinco"), entered into a debt commitment letter and related letters with the lenders specified therein. On March 29, 2024, the Company and Spinco entered into an amended and restated debt commitment letter and related amended and restated letters (as amended, the "Commitment Letter"), pursuant to which the lenders committed to provide the Company and such subsidiary with up to $3.7 billion, together with a revolver of $0.8 billion, used to refinance the existing debt of the Company and its subsidiaries, and distribute funds to IGT, with the remainder to be used to pay the combined company's fees, costs and expenses in connection with the Original Proposed Transaction, subject to the satisfaction of certain customary closing conditions including the consummation of the Original Proposed Transaction described above.

In connection with the Original Proposed Transaction, we incurred transaction costs of approximately $16.2 million during the year ended December 31, 2024, which are included within Operating Expenses of our Statements of Operations.

On July 26, 2024, the Company entered into definitive agreements with, among others, IGT and Voyager Parent, LLC, a Delaware limited liability company ("Buyer"), whereby IGT Gaming and Everi will be simultaneously acquired by Buyer in an all-cash transaction (the "Proposed Transaction"). Following the closing of the Proposed Transaction, IGT Gaming and Everi will be privately owned companies that are part of one combined enterprise and Everi's common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended. Under the terms of the agreements, Everi stockholders will receive $14.25 per share in cash (subject to adjustment for any stock or interest split, division or subdivision of shares, stock dividend, reverse stock split, combination of shares, reclassification, recapitalization, or other similar transaction) and IGT will receive $4.1 billion of gross cash proceeds for IGT Gaming, subject to customary transaction adjustments in accordance with the definitive agreements. The acquisitions of IGT Gaming and Everi by Buyer are cross-conditioned. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval by Everi stockholders. In addition, on July 26, 2024, immediately prior to and in connection with the entry into the definitive agreements for the Proposed Transaction, each of the definitive agreements for the Original Proposed Transaction, including the Commitment Letter, was terminated by mutual consent of the respective parties thereto, effective immediately. There were no termination or other penalties surrounding the termination of such agreements.

Buyer has obtained equity financing commitments and debt financing commitments for the purpose of funding the Proposed Transaction and paying related fees and expenses. Certain funds managed by affiliates of Apollo Global Management, Inc. (the "Guarantors") have committed to invest in Buyer an aggregate amount of up to $2.3 billion, subject to the terms and conditions set forth in the equity commitment letter, and have entered into a limited guarantee in favor of IGT and the Company, pursuant to which the Guarantors are guaranteeing certain obligations of Buyer in connection with the merger agreement relating to the Proposed Transaction, including the termination fee and certain other fees, indemnities, and expenses, subject to a maximum aggregate liability cap. In addition, certain debt financing sources have committed to lend an aggregate principal amount of up to $4.3 billion, together with a committed revolving credit facility in an aggregate principal amount of up to $0.8 billion, to Buyer for the purpose of funding the Proposed Transaction, subject to the terms and conditions set forth in the debt commitment letter and any related fee letter. In addition, De Agostini S.p.A., a *società per azioni* organization under the laws of Italy and the controlling shareholder of IGT ("De Agostini"), has entered into a letter agreement with an affiliate of Buyer, pursuant to which De Agostini will make a minority investment in an indirect parent of Buyer.

In connection with the Proposed Transaction, we incurred transaction costs of approximately $6.4 million during the year ended December 31, 2024, and employee retention costs of approximately $12.3 million during the year ended December 31, 2024, which are included within Operating Expenses of our Statements of Operations.

eCash Holdings Pty Limited

On March 1, 2022 (the "eCash Closing Date"), the Company acquired the stock of eCash Holdings Pty Limited ("eCash"). Under the terms of the stock purchase agreement, we paid the seller AUD$20 million (approximately USD$15 million) on the eCash Closing Date, additional consideration of AUD$5.0 million (USD$3.4 million) approximately one year following the eCash Closing Date and additional consideration of AUD$6.5 million (USD$4.2 million) approximately two years following the eCash Closing Date. In addition, we paid approximately AUD$8.7 million (USD$6.0 million) for the excess net working capital during the second quarter of 2022. We finalized our measurement period adjustments and recorded approximately $2.3 million primarily related to deferred taxes during the first quarter of 2023. The acquisition did not have a significant impact on our results of operations or financial condition.

Intuicode Gaming Corporation

On April 30, 2022 (the "Intuicode Closing Date"), the Company acquired the stock of Intuicode Gaming Corporation ("Intuicode"), a privately owned game development and engineering firm focused on HHR games. Under the terms of the stock purchase agreement, we paid the seller $12.5 million on the Intuicode Closing Date of the transaction, a net working capital payment of $1.6 million during the second quarter of 2022 and $6.4 million based on the achievement of a certain revenue target one year following the Intuicode Closing Date. In addition, we owe approximately $2.4 million as a final payment based on the achievement of a certain revenue target two years following the Intuicode Closing Date. We finalized our measurement period adjustments and recorded approximately $1.3 million primarily related to the final payment and deferred taxes during the second quarter of 2023.

During the second quarter of 2024, the contingent consideration performance period ended and we revised our final payment estimate. As a result, we recorded an adjustment of approximately $0.2 million to reduce the liability, which was included within Operating Expenses of our Statements of Operations. The acquisition did not have a significant impact on our results of operations or financial condition.

The fair value of the contingent consideration was based on Level 3 inputs utilizing a discounted cash flow methodology. The estimates and assumptions included projected future revenues of the acquired business and a discount rate of approximately 5%. Contingent consideration to be paid is comprised of a short-term component that is recorded in accounts payable and accrued expenses in our Balance Sheets.

Venuetize, Inc.

On October 14, 2022 (the "Venuetize Closing Date"), the Company acquired certain strategic assets of Venuetize, Inc. ("Venuetize"), a privately owned innovator of mobile-first technologies that provide an advanced guest engagement and m-commerce platform for the sports, entertainment and hospitality industries. Under the terms of the asset purchase agreement, we paid the seller $18.2 million on the Venuetize Closing Date of the transaction, an immaterial amount twelve-months following the Venuetize Closing Date that was netted against a net working capital receivable of approximately $1.0 million and approximately $0.9 million based upon the achievement of certain revenue targets on the twenty-four month anniversary of the Venuetize Closing Date. We finalized our measurement period adjustments and recorded approximately $1.2 million primarily related to the net working capital receivable and deferred taxes during the fourth quarter of 2023. The acquisition did not have a significant impact on our results of operations or financial condition.

During the fourth quarter of 2024, we revised our estimate of contingent consideration to be paid on the thirty month anniversary of the Venuetize Closing Date based upon the achievement of certain revenue targets, which are no longer expected to be achieved. As a result, we recorded an adjustment of approximately $0.7 million to reduce the liability, which was included within Operating Expenses of our Statements of Operations. The acquisition did not have a significant impact on our results of operations or financial condition

VKGS LLC

On May 1, 2023 (the "Video King Closing Date"), the Company acquired certain strategic assets of VKGS LLC ("Video King"), a privately owned leading provider of integrated electronic bingo gaming tablets, video gaming content, instant win games and systems. Under the terms of the purchase agreement, we paid the seller approximately $61.0 million, inclusive of a net working capital payment on the Video King Closing Date. We also made an additional net working capital payment of $0.3 million post-closing, early in the third quarter of 2023. In addition, we paid the seller approximately $0.2 million related to an indemnity holdback post-closing, during the fourth quarter of 2024, which was scheduled for release on the eighteen-month anniversary of the Video King Closing Date. We finalized our measurement period adjustments and recorded an immaterial amount related to deferred taxes during the first quarter of 2024. The acquisition did not have a significant impact on our results of operations or financial condition.

Pro-forma financial information (unaudited)

The acquisition related to Video King occurred during fiscal 2023; therefore, it is included in our Financial Statements for the year ended December 31, 2024.

The unaudited pro forma financial data on a consolidated basis, including the historical operating results of the Company, assuming the Video King acquisition occurred on January 1, 2022, reflected revenue of approximately $817.0 million and $824.0 million and net income of approximately $83.0 million and $109.2 million for the years ended December 31, 2023 and 2022, respectively.

The acquisitions related to eCash, Intuicode and Venuetize occurred during fiscal 2022; therefore, each are included in our Financial Statements for the years ended December 31, 2024 and 2023.

The unaudited pro forma financial results on a consolidated basis, including the historical operating results of the Company, assuming the eCash, Intuicode and Venuetize acquisitions occurred on January 1, 2021, reflected revenue of approximately $797.6 million and net income of approximately $111.4 million for the year ended December 31, 2022.

The unaudited pro forma results include increases to depreciation and amortization expense based on the purchased intangible assets and costs directly attributable to the acquisitions. The unaudited pro forma results do not purport to be indicative of results of operations as of the date hereof, for any period ended on the date hereof, or for any other future date or period; nor do they give effect to synergies, cost savings, fair market value adjustments and other changes expected as a result of the acquisitions.

6. FUNDING AGREEMENTS

Commercial Cash Arrangements

We have commercial arrangements with third-party vendors to provide cash for certain of our fund dispensing devices. For the use of these funds, we pay a usage fee on either the average daily balance of funds utilized multiplied by a contractually defined usage rate or the amounts supplied multiplied by a contractually defined usage rate. These fund usage fees, reflected as interest expense within the Statements of Operations, were approximately $18.6 million, $20.4 million, and $9.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. We are exposed to interest rate risk to the extent that the applicable rates increase.

Under these agreements, the currency supplied by third-party vendors remain their sole property until the funds are dispensed. As these funds are not our assets, supplied cash is not reflected in our Balance Sheets.

Our primary commercial arrangement, the Contract Cash Solutions Agreement, as amended, is with Wells Fargo, N.A. ("Wells Fargo"). Wells Fargo provides us with cash up to $450 million with the ability to increase the amount permitted by the vault cash provider. The term of the agreement expires on December 1, 2026 and will automatically renew for additional one-year periods unless either party provides a ninety-day written notice of its intent not to renew. The outstanding balance of funds provided in connection with this arrangement were approximately $379.3 million and $388.5 million as of December 31, 2024 and 2023, respectively.

We are responsible for losses of cash in the fund dispensing devices under this agreement, and we self-insure for this type of risk. There were no material losses for the years ended December 31, 2024, 2023, and 2022.

Site-Funded ATMs

We operate ATMs at certain gaming operators' establishments where the gaming operator provides the cash required for the ATMs' operational needs. We are required to reimburse the customer for the amount of cash dispensed from these site-funded ATMs. The site-funded ATM liability included within settlement liabilities in the accompanying Balance Sheets was approximately $309.8 million and $483.7 million as of December 31, 2024 and 2023, respectively.

Third-Party Funded ATMs

We enter into agreements with international customers for certain of our ATMs whereby we engage with third parties to provide the cash required to operate the ATMs. The amount of cash supplied by these third parties is included within settlement liabilities in the accompanying Balance Sheets. The outstanding balances in connection with these arrangements were immaterial at December 31, 2024 and 2023.

Pre-Funded Financial Access Agreements

Due to regulatory requirements in certain jurisdictions, some international gaming operators require pre-funding of cash to cover the outstanding settlement amounts in order for us to provide financial access services to their properties. We enter into agreements with these gaming operators for which we supply our financial access services to their properties. Under these agreements, we maintain sole discretion to either continue or cease operations as well as discretion over the amounts pre-funded to the properties and may request amounts to be refunded to us, with appropriate notice to the operator, at any time. The initial pre-funded amounts and subsequent amounts from the settlement of transactions are deposited into a bank account that is to be used exclusively for financial access services, and we maintain the right to monitor the transaction activity in that account. The total amount of pre-funded cash outstanding was approximately $3.6 million at December 31, 2024 and 2023, respectively, and is included in prepaid expenses and other current assets line on our Balance Sheets.

7. TRADE AND OTHER RECEIVABLES

Trade and other receivables represent short-term credit granted to customers and long-term loans receivable in connection with our Games and FinTech equipment and software, and compliance products. Trade and loans receivable generally do not require collateral.

The balance of trade and loans receivable consists of outstanding balances owed to us by gaming operators. Other receivables include income tax receivables and other miscellaneous receivables.

The balance of trade and other receivables consisted of the following (in thousands):

| | At December 31, | |
	2024	2023
Trade and other receivables, net		
Games trade and loans receivable	$ 61,298	$ 66,044
FinTech trade and loans receivable	27,288	26,550
Other receivables	5,598	4,474
Total trade and other receivables, net	94,184	97,068
Non-current portion of receivables		
Games trade and loans receivable	2,461	480
FinTech trade and loans receivable	3,868	2,306
Total non-current portion of receivables	6,329	2,786
Total trade and other receivables, current portion	$ 87,855	$ 94,282

Allowance for Credit Losses

The activity in our allowance for credit losses for the years ended December 31, 2024 and 2023 is as follows (in thousands):

| | At December 31, | |
	2024	2023
Beginning allowance for credit losses	$ (5,210)	$ (4,855)
Provision	(11,422)	(11,623)
Charge-offs and recoveries	10,976	11,268
Ending allowance for credit losses	$ (5,656)	$ (5,210)

8. INVENTORY

Our inventory primarily consists of component parts as well as work-in-progress and finished goods. The cost of inventory includes cost of materials, labor, overhead and freight, and is accounted for using the first in, first out method. The inventory is stated at the lower of cost or net realizable value.

Inventory consisted of the following (in thousands):

| | At December 31, | |
	2024	2023
Inventory		
Component parts, net of reserves of $6,693 and $3,144 at December 31, 2024 and December 31, 2023, respectively	$ 54,324	$ 59,632
Work-in-progress	918	1,147
Finished goods	12,579	9,845
Total inventory	$ 67,821	$ 70,624

During the year ended December 31, 2024, we identified certain component parts that were no longer expected to be utilized to manufacture, refurbish, or support certain of our end-of-life electronic gaming devices, as discussed in "Note 10 — Property and Equipment." As a result, we increased our Games segment inventory reserves by approximately $3.5 million, of which $3.0 million was included within Gaming Operations Cost of Revenues and $0.5 million was included within Gaming Equipment and Systems Cost of Revenues of our Statements of Operations.

We also determined that the expected utility of certain firm purchase commitments in our Games segment had declined resulting in a charge of approximately $3.8 million, which was included within Operating Expenses of our Statements of Operations.

9. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets include the balance of prepaid expenses, deposits, debt issuance costs on our Revolver (as defined below "Note 13 — Long-Term Debt"), restricted cash, operating lease ROU assets, and other assets. The current portion of these assets is included in prepaid expenses and other current assets and the non-current portion is included in other assets, both of which are contained within our Balance Sheets.

The balance of the current portion of prepaid expenses and other assets consisted of the following (in thousands):

| | At December 31, | |
	2024	2023
Prepaid expenses and other current assets		
Prepaid expenses	$ 26,052	$ 25,608
Contract assets[1]	16,961	13,651
Deposits	13,636	10,530
Restricted cash[2]	7,803	5,190
Other	3,662	2,578
Total prepaid expenses and other current assets	$ 68,114	$ 57,557

(1) Refer to "Note 3 — Revenues" for a discussion on the contract assets.

(2) Refer to "Note 2 — Basis of Presentation and Summary of Significant Accounting Policies" for discussion on the composition of the restricted cash balance.

The balance of the non-current portion of other assets consisted of the following (in thousands):

	At December 31,			
	2024		**2023**	
Other assets				
Operating lease ROU assets	$	24,299	$	27,489
Contract assets[1]		18,603		12,984
Prepaid expenses and deposits		9,624		9,429
Debt issuance costs of revolving credit facility		609		993
Other		12,410		13,415
Total other assets	$	65,545	$	64,310

(1) Refer to "Note 3 — Revenues" for a discussion on the contract assets.

10. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	Useful Life (Years)		At December 31, 2024			At December 31, 2023	
		Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Property and equipment							
Rental pool - deployed	2-5	$297,909	$ 201,141	$ 96,768	$308,438	$ 218,110	$ 90,328
Rental pool - undeployed	2-5	42,360	30,364	11,996	39,578	29,770	9,808
FinTech equipment	1-5	29,218	20,666	8,552	32,719	21,911	10,808
Leasehold and building improvements	Lease Term	16,630	3,597	13,033	19,271	4,887	14,384
Machinery, office, and other equipment	1-5	65,518	37,875	27,643	63,857	36,481	27,376
Total		$451,635	$ 293,643	$157,992	$463,863	$ 311,159	$152,704

Depreciation expense related to property and equipment totaled approximately $89.6 million, $78.7 million, and $66.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

During the third and fourth quarters of 2024, we determined that certain returned, end-of-life electronic gaming devices reflected in our Games segment were not likely to be re-deployed, primarily due to increased demand for our newer gaming devices, together with uncertainty in light of the Proposed Transaction discussed in "Note 5 — Business Combinations." As a result, we shortened the remaining useful lives of these returned, end-of-life, electronic gaming devices and recorded additional depreciation expense of approximately $7.5 million, which was included within Depreciation Expense of our Statements of Operations.

11. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the purchase price over the identifiable tangible and intangible assets acquired plus liabilities assumed arising from business combinations. The balance of goodwill was approximately $736.5 million and $737.8 million at December 31, 2024 and 2023, respectively. We have the following reporting units: (i) Games; (ii) Financial Access Services; (iii) Kiosk Sales and Services; (iv) Central Credit Services; (v) Compliance Sales and Services; (vi) Loyalty Sales and Services; and (vii) Mobile Technologies.

In accordance with ASC 350 ("Intangibles—Goodwill and Other"), we test goodwill at the reporting unit level, which is identified as an operating segment or one level below, for impairment on an annual basis and between annual tests if events and circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

We test our goodwill for impairment on October 1 each year, or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The annual impairment test is completed using either: a qualitative "Step Zero" assessment based on reviewing relevant events and circumstances or a quantitative "Step 1" assessment, which determines the fair value of the reporting unit, using both an income approach that discounts future cash flows based on the estimated future results of our reporting units and a market approach that compares market multiples of comparable companies to determine whether or not any impairment exists. To the extent the carrying amount of a reporting unit is less than its estimated fair value, an impairment charge is recorded.

In connection with our annual goodwill impairment testing process for 2024 and 2023, we utilized a Step 1 approach and determined that no impairment adjustments were necessary for each of our reporting units.

The changes in the carrying amount of goodwill are as follows (in thousands):

	Games	Financial Access Services	Kiosk Sales and Services	Central Credit Services	Compliance Sales and Services	Loyalty Sales and Services	Mobile Technologies	Total
Goodwill								
Balance, December 31, 2022	$461,443	$157,049	$15,860	$17,127	$12,136	$41,395	$10,860	$715,870
Foreign currency translation	—	14	(819)	—	—	—	—	(805)
Acquisition related adjustments	22,932	—	2,925	—	—	—	(1,245)	24,612
Subsequent recognition of deferred tax assets	—	(1,873)	—	—	—	—	—	(1,873)
Balance, December 31, 2023	$484,375	$155,190	$17,966	$17,127	$12,136	$41,395	$9,615	$737,804
Foreign currency translation	(175)	(48)	(1,081)	—	—	—	—	(1,304)
Acquisition related adjustments	(30)	—	—	—	—	—	—	(30)
Balance, December 31, 2024	$484,170	$155,142	$16,885	$17,127	$12,136	$41,395	$9,615	$736,470

Other Intangible Assets

Other intangible assets consist of the following (in thousands):

	Useful Life (Years)	At December 31, 2024			At December 31, 2023		
		Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Other intangible assets							
Contract rights under placement fee agreements	2-7	$ 57,821	$ 30,931	$ 26,890	$ 57,821	$ 21,592	$ 36,229
Customer relationships	3-14	337,236	276,218	61,018	337,829	255,972	81,857
Developed technology and software	1-7	499,104	371,695	127,409	453,453	340,286	113,167
Patents, trademarks, and other	2-18	24,726	23,128	1,598	24,783	21,898	2,885
Total		$918,887	$ 701,972	$216,915	$873,886	$ 639,748	$234,138

Amortization expense related to other intangible assets totaled approximately $64.3 million, $60.0 million, and $59.6 million for the years ended December 31, 2024, 2023, and 2022, respectively. We capitalized $56.9 million, $49.4 million, and $46.3 million of internally-developed software costs for the years ended December 31, 2024, 2023, and 2022, respectively.

Placement fees are allocated to intangible assets and are generally amortized over the term of the contract, which is recorded as a reduction of revenue generated from the facility. In the past we have, and in the future, we may, by mutual agreement, amend the agreements to reduce our floor space at these facilities.

We paid approximately $0.5 million in placement fees for the year ended December 31, 2022. There were no imputed interest amounts recorded in connection with the payments for the year ended December 31, 2022. There were no placement fees paid for the years ended December 31, 2024 and 2023, respectively.

On a quarterly basis, we evaluate our other intangible assets for potential impairment as part of our review process. During the fourth quarter of 2023, we recorded a partial write-down of the definite-lived customer relationships intangible asset associated with our acquisition of Intuicode, reflected in the Games segment. The impairment loss of approximately $11.7 million was included within Operating Expenses of our Statements of Operations. We determined this asset was impaired by comparing its carrying value to our revised estimate of discounted future cash flows, which were negatively impacted by a certain large customer being acquired that generated lower than anticipated operating results. The customer relationships intangible asset was valued using Level 3 fair value inputs and had a revised cost basis of $0.5 million and a remaining life of five years at December 31, 2023.

There was no material impairment identified for any of our other intangible assets for the years ended December 31, 2024 and 2022, respectively.

The anticipated amortization expense related to other intangible assets, assuming no subsequent impairment of the underlying assets, is as follows (in thousands):

Anticipated amortization expense	Amount
2025	$ 65,203
2026	44,372
2027	15,232
2028	5,147
2029	4,239
Thereafter	14,004
Total [1]	$ 148,197

(1) For the year ended December 31, 2024, the Company had $68.7 million in other intangible assets that had not yet been placed into service.

12. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table presents our accounts payable and accrued expenses (amounts in thousands):

	At December 31,	
	2024	2023
Accounts payable and accrued expenses		
Customer commissions payable	81,676	74,376
Contract liabilities	60,922	51,395
Payroll and related expenses	19,643	14,367
Accounts payable - trade	13,870	30,261
Financial access processing and related expenses	10,401	8,670
Accrued interest	9,332	9,616
Operating lease liabilities	7,579	7,079
Accrued income taxes	3,972	6,367
Contingent consideration and acquisition-related liabilities [1]	2,397	5,623
Other	11,223	7,776
Total accounts payable and accrued expenses	$ 221,015	$ 215,530

(1) Refer to "Note 5 — Business Combinations" for discussion on contingent consideration and acquisition-related liabilities.

13. LONG-TERM DEBT

The following table summarizes our indebtedness (in thousands):

	Maturity Date	Interest Rate	At December 31, 2024	At December 31, 2023
Long-term debt				
$600 million Term Loan	2028	SOFR+CSA+2.50%	$ 560,500	$ 586,500
$125 million Revolver	2026	SOFR+CSA+2.50%	—	—
Senior Secured Credit Facilities			560,500	586,500
$400 million 2021 Unsecured Notes	2029	5.00%	400,000	400,000
Total debt			960,500	986,500
Debt issuance costs and discount			(9,565)	(12,035)
Total debt after debt issuance costs and discount			950,935	974,465
Current portion of long-term debt			—	(6,000)
Total long-term debt, net of current portion			$ 950,935	$ 968,465

Credit Facilities

Our senior secured credit facilities consist of: (i) a seven-year $600 million senior secured term loan due 2028 issued at 99.75% of par (the "Term Loan"); and (ii) a $125 million senior secured revolving credit facility due 2026, which was undrawn at closing (the "Revolver" and together with the Term Loan, the "Credit Facilities"). The Company, as borrower, entered into the credit agreement dated as of August 3, 2021 (the "Closing Date"), among the Company, the lenders party thereto and Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender and a letter of credit issuer (the "Original Credit Agreement").

On June 23, 2023, the Company entered into the first amendment (the "Amendment") to the Original Credit Agreement (as amended, the "Amended Credit Agreement"), among Everi, as borrower, the lenders party thereto and Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender and letter of credit issuer. Under the Amended Credit Agreement, the Secured Overnight Financing Rate ("SOFR") replaced the Eurodollar Rate for all purposes under the Original Credit Agreement and under any other Loan Document (as defined therein) on July 1, 2023, when the ICE Benchmark Administration ceased to provide all available tenors of the Eurodollar Rate. In connection with such implementation of SOFR, the Company and Jefferies Finance LLC agreed to make conforming changes to the relevant provisions of the Original Credit Agreement, as reflected in the Amended Credit Agreement.

On November 2, 2023, the Company entered into the second amendment (the "Second Amendment"), effective November 9, 2023, to the Original Credit Agreement and the Amended Credit Agreement (as amended, the "Credit Agreement"), among Everi, as borrower, the lenders party thereto and Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender and letter of credit issuer. Under the Amended Credit Agreement, capitalized terms not otherwise defined in this Second Amendment have the same meanings as specified in the Original Credit Agreement or the Amended Credit Agreement, as the context may require; and pursuant to the Amended Credit Agreement, the Borrower and the Administrative Agent jointly identified certain obvious errors of a technical nature in the Amended Credit Agreement and have agreed to amend the Amended Credit Agreement to correct such errors.

The interest rate per annum applicable to the Credit Facilities will be, at the Company's option, either the SOFR, inclusive of the credit spread adjustment ("CSA") with a 0.50% floor plus a margin of 2.50%, or the base rate plus a margin of 1.50%. In addition, the CSA is recorded as interest expense that varies for the applicable interest period, with an adjustment for interest periods of one month of 0.1%, an adjustment for interest periods of two months of 0.3% and an adjustment for interest periods of three months of 0.4%.

The Revolver is available for general corporate purposes, including permitted acquisitions, working capital and the issuance of letters of credit. Borrowings under the Revolver are subject to the satisfaction of customary conditions, including the absence of defaults and the accuracy of representations and warranties. Our Revolver remained fully undrawn as of December 31, 2024.

The Company is required to make periodic payments on the Term Loan in an amount equal to 0.25% per quarter of the initial aggregate principal, with the final principal repayment installment on the maturity date. Interest is due in arrears on each interest payment date applicable thereto and at such other times as may be specified in the Credit Agreement. As to any loan other than a base rate loan, the interest payment dates shall be the last day of each interest period applicable to such loan and the maturity date (provided, however, that if any interest period for a SOFR loan exceeds three months, the respective dates that fall every three months after the beginning of such interest period shall also be interest payment dates). As to any base rate loan, the interest payment dates shall be last business day of each of March, June, September and December and the maturity date. During the fourth quarter of fiscal year 2024, the Company paid $20.0 million, which satisfied all required periodic principal payments through maturity with the exception of a partial quarterly payment due in 2028.

Voluntary prepayments of the Term Loan and the Revolver and voluntary reductions in the unused commitments are permitted in whole or in part, in minimum amounts as set forth in the Credit Agreement governing the Credit Facilities, with prior notice, and without premium or penalty, except that certain refinancings or repricings of the Term Loan within six months after the Closing Date will be subject to a prepayment premium of 1.00% of the principal amount repaid.

The Credit Agreement contains certain covenants that, among other things, limit the Company's ability, and the ability of certain of its subsidiaries, to incur additional indebtedness, sell assets or consolidate or merge with or into other companies, pay dividends or repurchase or redeem capital stock, make certain investments, issue capital stock of subsidiaries, incur liens, prepay, redeem or repurchase subordinated debt, and enter into certain types of transactions with its affiliates. The Credit Agreement also requires the Company, together with its subsidiaries, to comply with a maximum consolidated secured leverage ratio of 4.25:1.00 as of the measurement date.

The weighted average interest rate on the Term Loan was 7.78% for the year ended December 31, 2024.

Senior Unsecured Notes

Our Senior Unsecured Notes (the "2021 Unsecured Notes") due 2029 had an outstanding balance of $400 million as of December 31, 2024, for which interest accrues at a rate of 5.00% per annum and is payable semi-annually in arrears on each January 15 and July 15.

Compliance with Debt Covenants

We were in compliance with the covenants and terms of the Credit Facilities and the 2021 Unsecured Notes as of December 31, 2024.

Principal Repayments

The maturities of our borrowings at December 31, 2024 are as follows (in thousands):

	Amount
Maturities of borrowings	
2025	$ —
2026	—
2027	—
2028	560,500
2029	400,000
Thereafter	—
Total	$ 960,500

14. COMMITMENTS AND CONTINGENCIES

We are involved in various legal proceedings in the ordinary course of our business. In addition, following the announcement of the Proposed Transaction, three purported stockholders of Everi filed complaints alleging that the definitive proxy statement for the Special Meeting of Everi stockholders omitted or misstated material information with respect to the Proposed Transaction and seeking supplemental disclosures and other equitable and legal relief. The complaints are entitled *Clancy v. Everi Holdings Inc., et al.*, No. 1:24-cv-07255-AS (S.D.N.Y. filed Sept. 25, 2024), *Marino v. Everi Holdings Inc., et al.*, No. tc241024-69 (N.Y. S. Ct. filed Oct. 24, 2024) and *Miller v. Everi Holdings Inc., et al.*, docket no. unassigned (N.Y. S. Ct. filed Oct. 25, 2024) (the "Complaints"). Thirteen other purported stockholders of Everi have sent demand letters to the Company making allegations and demands similar to those in the Complaints. It is possible that other complaints will be filed or demand letters received. While we believe resolution of the claims brought against us, both individually and in the aggregate, will not have a material adverse impact on our financial condition or results of operations, litigation of this nature is inherently unpredictable. Our views on these legal proceedings, including those described below, may change in the future. We intend to vigorously defend against these actions, and ultimately believe we should prevail.

Legal Contingencies

We evaluate matters and record an accrual for legal contingencies when it is both probable that a liability has been incurred and the amount or range of the loss may be reasonably estimated. We evaluate legal contingencies at least quarterly and, as appropriate, establish new accruals or adjust existing accruals to reflect: (i) the facts and circumstances known to us at the time, including information regarding negotiations, settlements, rulings, and other relevant events and developments; (ii) the advice and analyses of counsel; and (iii) the assumptions and judgment of management. Legal costs associated with such proceedings are expensed as incurred. Due to the inherent uncertainty of legal proceedings as a result of the procedural, factual, and legal issues involved, the outcomes of our legal contingencies could result in losses in excess of amounts we have accrued.

We did not have any new material legal matters that were accrued as of December 31, 2024.

NRT matter:

NRT Technology Corp., et al. v. Everi Holdings Inc., et al. is a civil action filed on April 30, 2019 against Everi Holdings and Everi FinTech in the United States District Court for the District of Delaware by NRT Technology Corp. and NRT Technology, Inc., alleging monopolization of the market for unmanned, integrated kiosks in violation of federal antitrust laws, fraudulent procurement of patents on functionality related to such unmanned, integrated kiosks and sham litigation related to prior litigation brought by Everi FinTech (operating as Global Cash Access Inc.) against the plaintiff entities. The plaintiffs are seeking compensatory damages, treble damages, and injunctive and declaratory relief. Discovery is closed. This case is currently on the court's October 6, 2025, trial calendar. Due to the current stage of the litigation, we are unable to estimate the probability of the outcome of this matter or reasonably estimate the range of possible damages, if any.

Zenergy Systems, LLC matter:

Zenergy Systems, LLC v. Everi Payments Inc. is a civil action filed on May 29, 2020, against Everi FinTech in the United States District Court for the District of Nevada, Clark County by Zenergy Systems, LLC ("Zenergy"), alleging breach of contract, breach of a non-disclosure agreement, conversion, breach of the covenant of good faith and fair dealing, and breach of a confidential relationship related to a contract with Everi FinTech that expired in November 2019. The plaintiff is seeking compensatory and punitive damages. Everi FinTech has counterclaimed against Zenergy alleging breach of contract, breach of implied covenant of good faith and fair dealing, and for declaratory relief. The case is on the court's May 28, 2025 trial calendar. Due to the current stage of the litigation, we are unable to estimate the probability of the outcome of this matter or reasonably estimate the range of possible damages, if any.

In addition, we have commitments with respect to certain lease obligations discussed in "Note 4 — Leases," installment payments under our asset purchase agreements discussed in "Note 5 — Business Combinations," and debt obligations discussed in "Note 13 — Long-Term Debt."

15. STOCKHOLDERS' EQUITY

On May 3, 2023, our Board of Directors authorized and approved a share repurchase program in an amount not to exceed $180 million, pursuant to which we were authorized to purchase outstanding Company common stock in open market or privately negotiated transactions over a period of eighteen (18) months through November 3, 2024, in accordance with Company and regulatory policies and trading plans established in accordance with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934, as amended.

On May 2, 2024, the Board of Directors canceled the share repurchase program. As of May 2, 2024, the Company had repurchased $100.0 million of Company common stock under the $180 million authorized share repurchase program.

No shares were repurchased during the year ended December 31, 2024. There were approximately 7.5 million and 5.0 million shares repurchased at an average price of $13.40 and $16.93 per share for an aggregate amount of $100.0 million and $84.3 million during the years ended December 31, 2023 and 2022, respectively.

Preferred Stock. Our amended and restated certificate of incorporation, as amended, allows our Board of Directors, without further action by stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. As of December 31, 2024 and 2023, we had no shares of preferred stock outstanding.

Common Stock. Subject to the preferences that may apply to shares of preferred stock that may be outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our Board of Directors may from time to time determine. All dividends are non-cumulative. In the event of the liquidation, dissolution or winding up of Everi, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. There are no sinking fund provisions applicable to the common stock. Each outstanding share of common stock is fully paid and non-assessable. As of December 31, 2024 and 2023, we had 125,853,023 and 123,178,882 shares of common stock issued, respectively.

Treasury Stock. In addition to open market purchases of common stock authorized under the Share Repurchase Program, employees may direct us to withhold vested shares of restricted stock to satisfy the maximum statutory withholding requirements applicable to their restricted stock vesting. We repurchased or withheld from restricted stock awards an immaterial amount of shares of common stock for the year ended December 31, 2024 and 0.6 million shares of common stock at an aggregate purchase price of approximately $9.2 million for the year ended December 31, 2023, to satisfy the maximum applicable tax withholding obligations related to the vesting of such restricted stock awards.

16. WEIGHTED AVERAGE SHARES OF COMMON STOCK

The weighted average number of common stock outstanding used in the computation of basic and diluted earnings per share is as follows (in thousands):

	At December 31,		
	2024	**2023**	**2022**
Weighted average shares			
Weighted average number of common shares outstanding — basic	85,023	87,176	90,494
Potential dilution from equity awards [1]	3,128	4,809	7,013
Weighted average number of common shares outstanding — diluted [1]	88,151	91,985	97,507

(1) There were 0.4 million and 0.3 million shares that were anti-dilutive under the treasury stock method for the years ended December 31, 2024 and 2023, respectively. There were an immaterial amount of shares that were anti-dilutive under the treasury stock method for the year ended December 31, 2022.

17. SHARE-BASED COMPENSATION

Equity Incentive Awards

Our 2014 Equity Incentive Plan (as amended and restated effective May 22, 2024, the "Equity Incentive Plan") is used to attract and retain key personnel, to provide additional incentives to employees, directors, and consultants, and to promote the success of our business. Our Equity Incentive Plan is administered by the Compensation Committee of our Board of Directors, which has the authority to select individuals who are to receive equity incentive awards and to specify the terms and conditions of grants of such awards, including, but not limited to the vesting provisions and exercise prices, as applicable.

Generally, we grant the following types of awards: (i) restricted stock units with either time- or performance-based criteria; and (ii) time-based options. We estimate forfeiture amounts based on historical patterns.

A summary of award activity is as follows (in thousands):

	Stock Options	Restricted Stock Units
Outstanding, December 31, 2023	4,804	2,464
Granted	109	1,473
Exercised options or vested shares	(1,746)	(928)
Canceled or forfeited	(195)	(207)
Outstanding, December 31, 2024	2,972	2,802

There are approximately 4.5 million awards of our common stock available for future equity grants under our existing equity incentive plan.

Stock Options

The fair value of our standard time-based options was determined as of the date of grant using the Black-Scholes option pricing model. The assumptions used included a 4.7%, 3.5% and 2.9% risk-free interest rate, an expected life of 4.9 years, 5.1 years and 4.9 years, historical volatility of 58.7%, 55.4% and 55.7%, and no expected dividend yield for options granted for the years ended December 31, 2024, 2023 and 2022, respectively.

Our time-based stock options granted under our equity plans generally vest at a rate of either 33% or 25% per year on each of the first three or four anniversaries of the grant dates and expire after a ten-year period.

The following table presents the options activity:

	Number of Options (in thousands)	Weighted Average Exercise Price (per Share)	Weighted Average Life Remaining (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2023	4,804	$ 4.28	2.6	$ 34,350
Granted	109	8.04		
Exercised	(1,746)	4.67		
Canceled or forfeited	(195)	6.75		
Outstanding, December 31, 2024	2,972	4.03	2.3	28,538
Vested and expected to vest after, December 31, 2024	2,959	4.01	2.3	28,488
Exercisable, December 31, 2024	2,786	$ 3.54	1.9	$ 27,980

The following table presents the options outstanding and exercisable by price range:

		Options Outstanding			Options Exercisable	
Range of Exercise Prices		Number Outstanding (in thousands)	Average Remaining Contract Life (Years)	Weighted Average Exercise Prices	Number Exercisable (in thousands)	Weighted Average Exercise Price
$ 1.46	$ 2.78	1,035	1.3	$ 2.05	1,035	$ 2.05
3.29	3.29	1,448	2.2	3.29	1,448	3.29
6.30	8.32	327	3.3	7.75	224	7.62
15.12	15.12	90	8.3	15.12	30	15.12
16.69	16.69	72	7.4	16.69	49	16.69
		2,972			2,786	

The total intrinsic value of options exercised was $11.2 million, $18.3 million, and $4.9 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The unrecognized non-cash compensation expense related to options expected to vest as of December 31, 2024 was $0.7 million which is expected to be recognized on a straight-line basis over a weighted average period of 1.8 years. The unrecognized non-cash compensation expense related to options expected to vest as of December 31, 2023 and 2022 was not material.

We recorded approximately $0.5 million, $0.4 million and $0.1 million in non-cash compensation expense, which was included within Operating Expenses of our Statements of Operations, related to options granted that were expected to vest as of December 31, 2024, 2023 and 2022, respectively. We received approximately $8.2 million, $14.0 million and $1.9 million in proceeds from the exercise of options during 2024, 2023 and 2022, respectively.

Restricted Stock Units

The fair value of our restricted stock units awarded is based on the closing stock price of our common stock at the date of grant, except for certain awards with a share-based payment arrangements priced in relation to similar indexed securities. Awards with share-based payment arrangements priced in relation to similar indexed securities fair values were determined using a lattice model. The assumptions used include a risk-free interest rate of 4.8% and 3.7%, a useful life term of 2.7 years, historical volatility of 43.6% and 48.4%, and no expected dividend yield for those certain awards with a share-based payment arrangement priced in relation to similar indexed securities granted for the years ended December 31, 2024 and 2023, respectively. There were no awards with a share-based payment arrangements priced in relation to similar indexed securities for the year ended December 31, 2022.

Time-based Awards

The time-based restricted stock units ("RSUs") granted to executives and the employee base, during 2024, 2023 and 2022, generally vest at a rate of either 33% per year on each of the first three anniversaries of the dates of grant, or 100% on the anniversary of grant date ending after either 1 year, 2 years or 3 years.

The RSUs granted to independent members of our Board of Directors, during 2024, 2023 and 2022, vest on the one-year anniversary of the date of grant and settle on the earliest of the following events: (i) ten-year anniversary of the date of grant; (ii) death; (iii) the occurrence of a Change in Control (as defined in the Equity Incentive Plan), subject to qualifying conditions; or (iv) the date that is six months following the separation from service, subject to qualifying conditions.

Performance-based Awards

The performance-based restricted stock units ("PSUs") granted during 2024 will be evaluated by the Compensation Committee of our Board of Directors after a performance period, beginning on the date of grant through December 31, 2026, based on the Company's total stockholder return ranking over the performance period in comparison to the Russel 3000 Index. To the extent the performance criteria of the metrics are approved, the eligible awards will become vested on the third anniversary of the date of grant. We record stock-based compensation expense over the required service period based on the amount of shares expected to vest pursuant to the achievement measures associated with the performance award.

The performance-based restricted stock units ("PSUs") granted during 2023 will be evaluated by the Compensation Committee of our Board of Directors after a performance period, beginning on the date of grant through December 31, 2025, based on total operating income and modified based on the Company's total stockholder return ranking over the performance period in comparison to the Russel 3000 Index. To the extent the performance criteria of the metrics are approved, the eligible awards will become vested on the third anniversary of the date of grant. We record stock-based compensation expense over the required service period based on the amount of shares expected to vest pursuant to the achievement measures associated with the performance award.

The performance-based restricted stock units ("PSUs") granted during 2022 have been evaluated by the Compensation Committee of our Board of Directors for the performance period, beginning on the date of grant through December 31, 2024, based on certain revenue and adjusted operating cash flow growth rate metrics, with achievement of each measure to be determined independently of one another. In light of the metrics not being met during the performance period, the Board of Directors determined that none of the PSUs granted in 2022 are eligible to become vested on the third anniversary of the date of grant.

The following table presents our RSU and PSU awards activity:

	Shares Outstanding (in thousands)	Weighted Average Grant Date Fair Value (per Share)	Weighted Average Life Remaining (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2023	2,464	$ 15.88	1.2	$ 27,747
Granted	1,473	8.71		
Vested	(928)	17.24		
Forfeited	(207)	12.54		
Outstanding, December 31, 2024	2,802	12.15	1.2	37,861
Expected to vest after, December 31, 2024	2,297	$ 12.33	1.1	$ 31,037

There was approximately $13.6 million in unrecognized compensation expense related to the awards expected to vest as of December 31, 2024. This cost is expected to be recognized on a straight-line basis over a weighted average period of 1.5 years. We recorded approximately $10.2 million in non-cash compensation expense, which was included within Operating Expenses of our Statements of Operations, related to these awards for the year ended December 31, 2024.

There were approximately 1.6 million and 1.3 million shares of these awards granted for the years ended December 31, 2023 and 2022, respectively. The weighted average grant date fair value per share of these awards granted was $13.34 and $16.08 for the years ended December 31, 2023 and 2022, respectively. There were 1.7 million and 2.1 million RSU awards that vested during the years ended December 31, 2023 and 2022, respectively. There was approximately $20.0 million and $20.1 million unrecognized compensation expense related to these awards expected to vest as of December 31, 2023 and 2022, respectively. This cost was expected to be recognized on a straight-line basis over a weighted average period of 1.5 years and 1.2 years, respectively. We recorded approximately $18.3 million and $19.7 million in non-cash compensation expense, which was included within Operating Expenses of our Statements of Operations, related to RSU awards for the years ended December 31, 2023 and 2022, respectively.

18. INCOME TAXES

Provision (Benefit) for Income Taxes

The following presents consolidated income (loss) before tax for domestic and foreign operations (in thousands):

		Year Ended December 31,	
	2024	**2023**	**2022**
Consolidated income (loss) before tax			
Domestic	$ 18,735	$ 104,798	$ 157,510
Foreign	(2,838)	(3,207)	90
Total	$ 15,897	$ 101,591	$ 157,600

The income tax provision (benefit) attributable to the income (loss) before tax consists of the following components (in thousands):

		Year Ended December 31,	
	2024	**2023**	**2022**
Income tax (benefit) provision			
Domestic	$ (431)	$ 17,760	$ 36,440
Foreign	1,312	(166)	671
Total income tax provision (benefit)	$ 881	$ 17,594	$ 37,111
Income tax provision (benefit)			
Current	$ 12,064	$ 8,634	$ 4,446
Deferred	(11,183)	8,960	32,665
Total income tax provision (benefit)	$ 881	$ 17,594	$ 37,111

Effective Tax Rate

A reconciliation of the federal statutory rate and the effective income tax rate is as follows:

		Year Ended December 31,	
	2024	**2023**	**2022**
Income tax reconciliation			
Federal statutory rate	21.0 %	21.0 %	21.0 %
Foreign provision	(3.4)%	(0.4)%	(0.1)%
State/province income tax	9.1 %	3.3 %	3.3 %
Compensation deduction limitations	4.4 %	2.1 %	2.9 %
Stock-based compensation expense	(7.1)%	(4.5)%	(2.5)%
Adjustments to carrying values	(7.5)%	1.9 %	0.3 %
Research and development credit[1]	(25.4)%	(6.7)%	(2.2)%
Valuation allowance[2]	11.7 %	1.1 %	— %
Global intangible low-taxed income[3]	— %	— %	0.4 %
Non-deductible expenses - other	1.3 %	0.2 %	— %
Other	1.4 %	(0.7)%	0.4 %
Effective tax rate	5.5 %	17.3 %	23.5 %

(1) Benefit from the generation of research and development credits.

(2) Increase in the valuation allowance due to additional losses in Australia.

(3) The Company had no Global Intangible Low-Taxed Income inclusion in 2024 due to the high tax exception in certain of the foreign jurisdictions and losses in other locations.

Deferred Income Taxes

The major tax-effected components of the deferred tax assets and liabilities are as follows (in thousands):

	At December 31,		
	2024	**2023**	**2022**
Deferred income tax assets related to:			
Net operating losses	$ 4,645	$ 5,171	$ 27,901
Tax credits	771	17,570	18,467
Capitalized research expenditures[(1)]	38,760	27,534	15,705
Accrued and prepaid expenses	10,049	9,989	10,481
Stock compensation expense	4,246	5,427	6,041
Accounts receivable allowances	1,492	1,293	1,204
Other	8,123	1,798	1,841
Valuation allowance	(3,575)	(1,818)	(739)
Total deferred income tax assets	$ 64,511	$ 66,964	$ 80,901
Deferred income tax liabilities related to:			
Other intangible assets	$ 41,422	$ 49,234	$ 57,487
Property and equipment	19,939	24,755	23,352
Other	5,113	6,139	4,472
Total deferred income tax liabilities	$ 66,474	$ 80,128	$ 85,311
Deferred income taxes, net	$ (1,963)	$ (13,164)	$ (4,410)

(1) As required by the 2017 Tax Cuts and Jobs Act, effective January 1, 2022, our research and development expenditures were capitalized and amortized, which resulted in higher taxable income for 2022, 2023, and 2024 with an equal amount of deferred tax benefit.

Net Operating Losses ("NOLs") and Tax Credits Carry-forwards

We had no accumulated federal NOLs as of December 31, 2024.

We had tax effected state NOL carry-forwards of approximately $2.5 million as of December 31, 2024, which will expire between 2025 and 2044. The determination and utilization of these state NOL carry-forwards are dependent upon apportionment percentages and other respective state laws, which may change from year to year.

We had tax effected Australia NOL carry-forwards of approximately $2.2 million as of December 31, 2024, which can be carried forward indefinitely. As of December 31, 2024, there is a full valuation allowance on our Australia net deferred tax assets as we do not believe these assets are more-likely-than-not to be realized.

We had approximately $5.4 million, tax effected, of federal research and development credit carry-forwards as of December 31, 2024. The research and development credits are limited to a 20-year carry-forward period and will expire starting in 2043. We also had approximately $0.5 million, tax effected, of federal solar tax credit carry-forward as of December 31, 2024. The solar tax credit is limited to a 22-year carry-forward period and will expire in 2045, at which time, one-half of any unused credit can be deducted.

Deferred Tax Assets - Valuation Allowance Assessment

Deferred tax assets arise primarily because expenses have been recorded in historical financial statement periods that will not become deductible for income taxes until future tax years. We record a valuation allowance to reduce the book value of our deferred tax assets to amounts that are estimated on a more likely than not basis to be realized. This assessment requires judgment and is performed on the basis of the weight of all available evidence, both positive and negative, with greater weight placed on information that is objectively verifiable such as historical performance.

During the fourth quarter of 2023, we placed a full valuation allowance of $1.1 million on the Australia net deferred tax assets, among other foreign items, as we do not believe these assets meet the more-likely-than-not criteria for recognition. In evaluating our ability to realize these net deferred tax assets, we evaluated negative evidence noting that for the three-year period then ended, we reported a cumulative net loss in Australia. Pursuant to accounting guidance, a cumulative loss in recent years is a significant piece of negative evidence that must be considered and is difficult to overcome without sufficient objectively verifiable, positive evidence. We will reassess the realization of deferred tax assets each reporting period, and to the extent our financial results in Australia improve and it becomes more-likely-than-not the deferred tax assets are realizable, we will be able to reduce the valuation allowance in such period, as appropriate.

The following is a tabular reconciliation of the total amounts of deferred tax asset valuation allowance (in thousands):

	At December 31,		
	2024	2023	2022
Balance at beginning of period	$ 1,818	$ 739	$ 804
Valuation allowance - (reversal) charge	1,757	1,079	(65)
Balance at end of period	$ 3,575	$ 1,818	$ 739

Unrecognized Tax Positions

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	At December 31,		
	2024	2023	2022
Unrecognized tax benefit			
Unrecognized tax benefit at beginning of period	$ 4,537	$ 2,566	$ 2,151
Gross increases — tax positions in prior period	71	1,189	415
Gross increases — tax positions in current period	624	782	—
Unrecognized tax benefit at end of period	$ 5,232	$ 4,537	$ 2,566

We analyzed filing positions in the federal, state, and foreign jurisdictions in which we are required to file income tax returns, as well as the open tax years in these jurisdictions. As of December 31, 2024, we recorded approximately $5.2 million of unrecognized tax benefits, all of which would impact our effective tax rate, if recognized. We do not anticipate that our unrecognized tax benefits will materially change within the next 12 months. The Company has not accrued any penalties and interest for its unrecognized tax benefits. Other than the unrecognized tax benefit recorded, we believe that our income tax filing positions and deductions will be sustained upon audit, and we do not anticipate other adjustments that will result in a material change to our financial position. We may, from time to time, be assessed interest or penalties by tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. Our policy for recording interest and penalties associated with audits and unrecognized tax benefits is to record such items as a component of income tax in our Statements of Operations.

Foreign Operations

We had unrepatriated foreign earnings of approximately $22.4 million as of December 31, 2024. These earnings are considered permanently reinvested, as it is management's intention to reinvest these foreign earnings in foreign operations. We project sufficient cash flow, or borrowings available under our Senior Secured Credit Facilities in the U.S.; therefore, we do not need to repatriate our remaining foreign earnings to finance U.S. operations at this time. Due to the 2017 Tax Act, there is no U.S. federal tax on cash repatriation from foreign subsidiaries, however, it could be subject to foreign withholding and other taxes.

Other

We are subject to taxation in the U.S. and various states and foreign jurisdictions. We have a number of federal and state income tax years still open for examination as a result of our net operating loss carry-forwards. Accordingly, we are subject to examination for both U.S. federal and some of the state tax returns for the years 2005 to present. For the remaining state, local, and foreign jurisdictions, with some exceptions, we are no longer subject to examination by tax authorities for years before 2019.

19. SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-making group (the "CODM"). Our CODM consists of the Chief Executive Officer and the Chief Financial Officer. Our CODM allocates resources and measures profitability based on our operating segments, which are managed and reviewed separately, as each represents products and services that can be sold separately to our customers. Our segments are monitored by management for performance against our internal forecasts.

We have reported our financial performance based on our segments in both the current and prior periods. Our CODM determined that our operating segments for conducting business are: (i) Games and (ii) FinTech:

- Everi Games provides gaming operators with gaming technology and entertainment products and services, including: (i) gaming machines, primarily comprising Class II, Class III and Historic Horse Racing ("HHR") slot machines placed under participation or fixed-fee lease arrangements or sold to casino customers; (ii) providing and maintaining the central determinant systems for the video lottery terminals ("VLTs") installed in the State of New York and similar technology in certain tribal jurisdictions; (iii) business-to-business ("B2B") digital online gaming activities; and (iv) bingo solutions through consoles, integrated electronic gaming tablets and related systems.

- Everi FinTech provides gaming operators with financial technology products and services, including: (i) financial access and related services supporting digital, cashless and physical cash options across mobile, assisted and self-service channels; (ii) loyalty and marketing software and tools, RegTech software solutions, other information-related products and services, and hardware maintenance services; and (iii) associated casino patron self-service hardware that utilizes our financial access, software and other services. We also develop and offer mobile-first applications aimed at enhancing patron engagement for customers in the casino, sports, entertainment and hospitality industries. Our solutions are secured using an end-to-end security suite to protect against cyber-related attacks allowing us to maintain appropriate levels of security. These solutions include: access to cash and cashless funding at gaming facilities via ATM debit withdrawals, credit card financial access transactions, and POS debit card purchases at casino cages, kiosk and mobile POS devices; accounts for the CashClub Wallet, check warranty services, self-service loyalty and fully integrated kiosk maintenance services; self-service loyalty tools and promotion management software; compliance, audit, and data software; casino credit data and reporting services; marketing and promotional offering subscription-based services; and other ancillary offerings.

Corporate overhead expenses have been allocated to the segments either through specific identification or based on a reasonable methodology. In addition, we record depreciation and amortization expenses to the business segments.

Our business is predominantly domestic with no specific regional concentrations that were material to our results of operations or financial condition, and no significant assets in foreign locations.

The following tables present segment information (in thousands):

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Games			
Revenue			
Gaming operations[1]	$ 277,460	$ 304,132	$ 292,873
Gaming equipment and systems	101,461	125,022	143,553
Total revenues	378,921	429,154	436,426
Costs and expenses			
Cost of revenues [2]			
Gaming operations	41,923	35,205	25,153
Gaming equipment and systems	59,260	72,191	86,638
Total cost of revenues[3]	101,183	107,396	111,791
Operating expenses[4][5][6][7][8][9][10][11][12]	112,780	103,666	76,496
Research and development	49,360	44,365	40,353
Depreciation	78,837	68,833	57,106
Amortization	47,954	44,201	43,044
Total costs and expenses	390,114	368,461	328,790
Operating (loss) income	$ (11,193)	$ 60,693	$ 107,636

(1) Includes the accretion of contract rights of approximately $9.3 million for the years ended December 31, 2024 and 2023, respectively, and $9.6 million for the year ended December 31, 2022.

(2) Excludes depreciation and amortization.

(3) Includes approximately $3.5 million of additional inventory reserves, of which $3.0 million was included within Gaming Operations Cost of Revenues and $0.5 million was included within Gaming Equipment and Systems Cost of Revenues, for year ended December 31, 2024.

(4) Includes approximately $3.1 million of transaction costs related to the Proposed Transaction for the year ended December 31, 2024.

(5) Includes approximately $15.8 million and $2.0 million of transaction costs related to the Original Proposed Transaction for the years ended December 31, 2024 and 2023, respectively.

(6) Includes approximately $6.3 million of employee retention costs for the Proposed Transaction for the year ended December 31, 2024.

(7) Includes approximately $2.1 million and $1.0 million of severance costs related to the realignment of certain employee functions within the Games business for the years ended December 31, 2024 and 2023, respectively.

(8) Includes approximately $7.5 million of depreciation charges for certain end-of-life electronic gaming devices returned from our install base for the year ended December 31, 2024.

(9) Includes approximately $3.8 million of accrued charges for the decline in expected utility of certain firm purchase commitments for the year ended December 31, 2024.

(10) Includes approximately $0.4 million in other professional fees and expenses primarily associated with litigation and other non-recurring legal matters for the year ended December 31, 2024, approximately $1.2 million and $0.6 million for other legal fees and other professional expenses associated with the Video King asset acquisition, respectively, for the year ended December 31, 2023 and $0.1 million for legal fees associated with the acquisitions completed during the year ended December 31, 2022.

(11) Includes approximately $4.8 million and $0.7 million of office and warehouse consolidation expenses for the years ended December 31, 2023 and 2022, respectively.

(12) Includes approximately $0.2 million in litigation recovery for the year ended December 31, 2022.

* Rounding may cause variances.

	For the Year Ended December 31,		
	2024	2023	2022
FinTech			
Revenues			
Financial access services	$ 228,702	$ 225,054	$ 206,860
Software and other	104,120	99,490	80,232
Hardware	46,160	54,123	59,001
Total revenues	378,982	378,667	346,093
Costs and expenses			
Cost of revenues [(1)]			
Financial access services	10,516	11,064	10,186
Software and other	13,562	6,159	4,125
Hardware	32,570	36,621	39,220
Total cost of revenues	56,648	53,844	53,531
Operating expenses [(2)(3)(4)(5)(6)(7)(8)]	166,839	157,265	140,463
Research and development	27,952	23,268	20,174
Depreciation	10,799	9,858	9,695
Amortization	16,366	15,841	16,514
Total costs and expenses	278,604	260,076	240,377
Operating income	$ 100,378	$ 118,591	$ 105,716

(1) Excludes depreciation and amortization.

(2) Includes approximately $3.3 million of transaction costs related to the Proposed Transaction for the year ended December 31, 2024.

(3) Includes approximately $0.4 million of transaction costs related to the Original Proposed Transaction for the years ended December 31, 2024 and 2023, respectively.

(4) Includes approximately $6.0 million of employee retention costs for the Proposed Transaction for the year ended December 31, 2024.

(5) Includes approximately $0.2 million and $1.0 million of severance costs related to the realignment of certain employee functions within the FinTech business for the years ended December 31, 2024 and 2023, respectively.

(6) Includes approximately $0.7 million in other professional fees and expenses primarily associated with litigation and other non-recurring legal matters for the year ended December 31, 2024. We recorded a benefit of approximately $0.5 million and $0.2 million against other legal fees and expenses associated with insurance recoveries from litigation matters for the years ended December 31, 2024 and 2023, respectively, and $0.1 million of legal fees for debt amendment costs for the year ended December 31, 2023.

(7)   Includes approximately $0.1 million of office and warehouse consolidation expenses for the year ended December 31, 2023.

(8)   Includes approximately $4.5 million in legal fees and expenses primarily associated with litigation and other non-recurring items, including the stock purchase agreement of eCash and the acquisition of certain strategic assets of Venuetize for the year ended December 31, 2022.

* Rounding may cause variances.

	For the Year Ended December 31,		
	2024	2023	2022
Total Games and FinTech			
Total revenues	$ 757,903	$ 807,821	$ 782,519
Costs and expenses			
Cost of revenues [(1)]	157,831	161,240	165,322
Operating expenses	279,619	260,931	216,959
Research and development	77,312	67,633	60,527
Depreciation	89,636	78,691	66,801
Amortization	64,320	60,042	59,558
Total costs and expenses	668,718	628,537	569,167
Operating income	$ 89,185	$ 179,284	$ 213,352

(1) Exclusive of depreciation and amortization.

The following tables present revenue, significant expense and measure of profit or loss segment information (in thousands):

	For the Year Ended December 31, 2024		
	Games	FinTech	Total
Revenues	$ 378,921	$ 378,982	$ 757,903
Less:[(1)]			
Cost of revenues[(2)]	101,183	56,648	157,831
Payroll and related expense[(3)]	83,855	126,460	210,315
Software license expense	16,251	16,352	32,603
Occupancy and related expense	14,178	10,601	24,779
Inventory and related expense	10,537	13,060	23,597
Legal and related expense	14,316	6,928	21,244
Accounting, taxes and consulting expense	11,868	7,865	19,733
Stock-based compensation expense	5,010	5,692	10,702
Travel expense	2,241	5,538	7,779
Marketing expense	2,549	1,461	4,010
Depreciation	78,837	10,799	89,636
Amortization	47,954	16,366	64,320
Other segment items[(4)]	1,335	834	2,169
Segment operating (loss) income	$ (11,193)	$ 100,378	$ 89,185
Interest expense, net of interest income			73,288
Income before income tax			$ 15,897

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(2) Exclusive of depreciation and amortization.

(3) The payroll and related expense does not include amounts capitalized on the balance sheet or included within cost of revenues.

(4) Other segment items for each segment includes:
   (i) Games - Other miscellaneous expenses.
   (ii) FinTech - Other miscellaneous expenses.

	For the Year Ended December 31, 2023		
	Games	FinTech	Total
Revenues	$ 429,154	$ 378,667	$ 807,821
Less:[1]			
Cost of revenues[2]	107,396	53,844	161,240
Payroll and related expense[3]	73,312	115,918	189,230
Inventory and related expense	20,274	12,802	33,076
Software license expense	13,037	13,837	26,874
Occupancy and related expense	14,180	9,810	23,990
Stock-based compensation expense	9,505	9,206	18,711
Accounting, taxes and consulting expense	8,090	7,376	15,466
Travel expense	2,438	6,103	8,541
Legal and related expense	3,203	3,459	6,662
Marketing expense	2,508	1,565	4,073
Depreciation	68,833	9,858	78,691
Amortization	44,201	15,841	60,042
Other segment items[4]	1,484	457	1,941
Segment operating income	$ 60,693	$ 118,591	$ 179,284
Interest expense, net of interest income			77,693
Income before income tax			$ 101,591

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(2) Exclusive of depreciation and amortization.

(3) The payroll and related expense does not include amounts capitalized on the balance sheet or included within cost of revenues.

(4) Other segment items for each segment includes:
   (i) Games - Other miscellaneous expenses.
   (ii) FinTech - Other miscellaneous expenses.

	For the Year Ended December 31, 2022		
	Games	**FinTech**	**Total**
Revenues	$ 436,426	$ 346,093	$ 782,519
Less:[1]			
Cost of revenues[2]	111,791	53,531	165,322
Payroll and related expense[3]	66,211	96,158	162,369
Software license expense	9,706	10,414	20,120
Occupancy and related expense	11,694	8,254	19,948
Stock-based compensation expense	10,178	9,611	19,789
Inventory and related expense	4,777	11,822	16,599
Accounting, taxes and consulting expense	6,873	7,730	14,603
Legal and related expense	2,138	9,301	11,439
Travel expense	1,860	4,801	6,661
Marketing expense	2,180	1,402	3,582
Depreciation	57,106	9,695	66,801
Amortization	43,044	16,514	59,558
Other segment items[4]	1,232	1,144	2,376
Segment operating income	$ 107,636	$ 105,716	$ 213,352
Interest expense, net of interest income			55,752
Income before income tax			$ 157,600

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(2) Exclusive of depreciation and amortization.

(3) The payroll and related expense does not include amounts capitalized on the balance sheet or included within cost of revenues.

(4) Other segment items for each segment includes:
  (i)   Games - Other miscellaneous expenses.
  (ii) FinTech - Other miscellaneous expenses.

Measurement and Uses of Reported Segment Profit or Loss

The accounting policies of our segments are the same as those described in the summary of significant accounting policies. The CODM evaluates the performance of our operating segments based on segment operating income or loss.

The CODM makes use of segment operating income or loss predominantly in the annual budget and forecasting process when making decisions about allocating capital and personnel to our segments.

The following table presents segment information (in thousands):

	At December 31,	
	2024	**2023**
Total assets		
Games	$ 925,861	$ 931,322
FinTech	996,048	1,192,548
Total assets	$ 1,921,909	$ 2,123,870

For the year ended December 31, 2024, cash paid for capital expenditures totaled $156.4 million, of which $124.8 million and $31.6 million was related to our Games and FinTech businesses, respectively. For the year ended December 31, 2023, cash paid for capital expenditures totaled $145.1 million, of which $117.0 million and $28.1 million, was related to our Games and FinTech businesses, respectively.

Major customers. For the years ended December 31, 2024, 2023, and 2022, no single customer accounted for more than 10% of our revenues.

20. SUBSEQUENT EVENTS

As of the date of the filing of our consolidated financial statements, we had not identified, and were not aware of, any material subsequent events that occurred for the year ended December 31, 2024.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report on Form 10-K, the Company's disclosure controls and procedures are effective such that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

The Company's management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP"). Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Management assessed the effectiveness of internal control over financial reporting as of December 31, 2024, utilizing the criteria described in the "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. Based on this assessment, management has concluded that our internal control over financial reporting was effective at a reasonable assurance level as of December 31, 2024.

Our independent registered public accounting firm, PricewaterhouseCoopers, LLP, independently assessed the effectiveness of the Company's internal control over financial reporting, as stated in the firm's attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

(a) None.

(b) Todd A. Valli, Senior Vice President, Corporate Finance and Tax & Chief Accounting Officer, on December 9, 2024 entered into a Rule 10b5-1 trading arrangement intended to satisfy Rule 10b5-1(c) to purchase and sell 30,000 shares of Company common stock between March 10, 2025 and April 22, 2025, subject to certain limit orders, all of which shares were to be acquired upon the exercise of employee stock option awards that were set to expire on April 22, 2025.

There were no other Rule 10b5-1 trading arrangements (as defined in Item 408(a) of Regulation S-K) or non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K) adopted or terminated by any director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company during the three months ended December 31, 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding our directors, executive officers, and certain corporate governance related matters including our Code of Business Conduct, Standards and Ethics is contained under the headings "Proposal 1," "Executive Officers," and "Board and Corporate Governance Matters," "Insider Trading Policy," and to the extent applicable, "Delinquent Section 16(a) Reports" in the Company's definitive proxy statement to be filed with the SEC in connection with our 2025 annual meeting of stockholders (the "2025 Proxy Statement") is incorporated herein by reference.

Item 11. Executive Compensation.

The information regarding director compensation and executive officer compensation contained under the headings "Board and Corporate Governance Matters — Compensation Committee Interlocks and Insider Participation," "Board and Corporate Governance Matters — Director Compensation," "Executive Compensation," "Pay Ratio," and "Pay Versus Performance" in the 2025 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information regarding share ownership contained under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the 2025 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information regarding director independence and related party transactions under the headings "Board and Corporate Governance Matters — Director Independence" and "Certain Relationships and Related Transactions — Transactions with Related Persons," respectively, in the 2025 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information regarding audit fees, audit-related fees, tax fees, all other fees, and the Audit Committee's policies and procedures on pre-approval of audit and permissible non-audit services of independent auditors contained under the heading "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the 2025 Proxy Statement is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers, LLP; Boston, MA; PCAOB ID: 238)	63
Report of Independent Registered Public Accounting Firm (Ernst & Young, LLP; Las Vegas, NV; PCAOB ID: 42)	66
Report of Independent Registered Public Accounting Firm (BDO USA, LLP; Las Vegas, NV; PCAOB ID: 243)	67
Consolidated Statements of Operations and Comprehensive Income for the three years ended December 31, 2024, 2023 and 2022	68
Consolidated Balance Sheets as of December 31, 2024 and 2023	70
Consolidated Statements of Cash Flows for the three years ended December 31, 2024, 2023 and 2022	71
Consolidated Statements of Stockholders' Equity for the three years ended December 31, 2024, 2023, and 2022	73
Notes to Consolidated Financial Statements	74

2. Financial Statement Schedules

All schedules have been omitted as they are either not required or not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

3. See Item 15(b)

(b) Exhibits:

Exhibit Number	Exhibit Description
+#2.1	Agreement and Plan of Merger, dated as of July 26, 2024, by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc., Voyager Parent, LLC, and Voyager Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Everi Holdings Inc.'s Current Report on Form 8-K filed with the SEC on July 26,2024).
3.1	Amended and Restated Certificate of Incorporation of Everi Holdings (incorporated by reference to Exhibit 3.1 of Amendment No.1 Everi Holdings' Registration Statement on Form S-1 (Registration No. 333-123514) filed with the SEC on May 26, 2005).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Everi Holdings (incorporated by reference to Exhibit 3.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on April 30, 2009).
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Everi Holdings (incorporated by reference to Exhibit 3.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on August 14, 2015).
3.4	Second Amended and Restated Bylaws of Everi Holdings (effective as of August 24, 2015) (incorporated by reference to Exhibit 3.2 of Everi Holdings' Current Report on Form 8-K filed with the SEC on August 14, 2015).

Exhibit Number	Exhibit Description
4.1	Indenture (and Form of 5.000% Senior Unsecured Notes due 2029 attached as Exhibit A thereto), dated as of July 15, 2021, by and among Everi Holdings Inc., certain of its wholly owned subsidiaries, as guarantors, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on July 15, 2021).
4.2	Indenture (and Form of 7.50% Senior Note due 2025 attached as Exhibit A thereto), dated as of December 5, 2017, by and among Everi FinTech, Everi Holdings, certain of its wholly owned subsidiaries, as guarantors, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on December 5, 2017).
4.3	First Supplemental Indenture, dated as of December 13, 2019, by and among Everi FinTech, Everi Holdings, certain of its wholly owned subsidiaries, as guarantors, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 1.2 of Everi Holdings' Current Report on Form 8-K filed with the SEC on December 17, 2019).
*4.4	Description of Securities
10.1	Fifth Amendment to Credit Agreement, dated February 2, 2021, among Everi Payments Inc., as borrower, Everi Holdings Inc., as parent, the subsidiary guarantors party thereto, and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on February 2, 2021).
10.2	Employment Agreement with Kate C. Lowenhar-Fisher, dated March 10, 2021 (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on March 15, 2021).
10.3	Credit Agreement, dated as of August 3, 2021, among the Company, the lenders party thereto and Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender and a letter of credit issuer (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on August 3, 2021).
10.4	Security Agreement, dated August 3, 2021, among the Company, as a guarantor, the subsidiary guarantors party thereto, and Jefferies Finance LLC, as collateral agent, related to the Credit Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 3, 2021).
10.5	Guaranty, dated August 3, 2021, among the Company, as a guarantor, the subsidiary guarantors party thereto, and Jefferies Finance LLC, as collateral agent, related to the Credit Agreement (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on August 3, 2021).
10.6	Credit Agreement, dated as of May 9, 2017, among Everi FinTech, Everi Holdings, the lenders party thereto and Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender, letter of credit issuer, sole lead arranger and sole book manager (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on May 9, 2017).
10.7	Security Agreement, dated as of May 9, 2017, among Everi FinTech, Everi Holdings, as a guarantor, the subsidiary guarantors party thereto, and Jefferies Finance LLC, as collateral agent, related to the Credit Agreement (incorporated by reference to Exhibit 10.2 of Everi Holdings' Current Report on Form 8-K filed with the SEC on May 9, 2017).
10.8	Guaranty, dated May 9, 2017, by Everi Holdings, as a guarantor, and the subsidiary guarantors party thereto, in favor of the lenders party from time to time to the Credit Agreement and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.3 of Everi Holdings' Current Report on Form 8-K filed with the SEC on May 9, 2017).
10.9	First Amendment to Credit Agreement, dated November 13, 2017, among Everi FinTech, Everi Holdings, the subsidiary guarantors party thereto, the lenders party thereto and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on November 13, 2017).

Exhibit Number	Exhibit Description
10.10	American State Bank Sponsorship Agreement, dated February 11, 2011, between Everi FinTech and American State Bank (incorporated by reference to Exhibit 10.54 of Everi Holdings' Annual Report on Form 10-K filed with the SEC on March 14, 2011).
†10.11	Everi Holdings 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.25 of the Annual Report on Form 10-K of Everi FinTech filed with the SEC on March 10, 2005).
†10.12	Form of Stock Option Award for Performance Price Vesting under the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).
†10.13	Form of Stock Option Award for Cliff Vesting under the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).
†10.14	Form of Stock Option Award for Non-Employee Directors under the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).
†10.15	Form of Stock Option Award for Executives under the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).
†10.16	Form of Stock Option Award for Employees under the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).
†10.17	Everi Holdings Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Everi Holdings' Form S-8 filed with the SEC on May 19, 2021).
†10.18	Form of Stock Option Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.19	Form of Stock Option Award (Performance-Based) (Double-Trigger Acceleration) for Non-Employee Directors under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.20	Form of Stock Option Award (Performance-Based) (Double-Trigger Acceleration) for Executives under the Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.21	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Non-Employee Directors under the Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.22	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Executives under the Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.23	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Employees under the Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.24	Everi Holdings 2012 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Everi Holdings' Current Report on Form S-8 filed with the SEC on March 16, 2015).
†10.25	Amendment to the Everi Holdings 2012 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to Everi Holdings' Current Report on Form S-8 filed with the SEC on March 16, 2015).

Exhibit Number	Exhibit Description
†10.26	Form of Stock Option Agreement under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.27	Form of Stock Option Award (Performance-Based) (Double-Trigger Acceleration) for Non-Employee Directors under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.28	Form of Stock Option Award (Performance-Based) (Double-Trigger Acceleration) for Executives under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.29	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Non-Employee Directors under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.30	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Executives under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.31	Form of Stock Option Award (Time-Based) (Double-Trigger Acceleration) for Employees under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to Everi Holdings' Current Report on Form 8-K filed with the SEC on May 10, 2016).
†10.32	Amended and Restated Employment Agreement with Michael Rumbolz (effective May 5, 2017) (incorporated by reference to Exhibit 10.4 of Everi Holdings' Current Report on Form 8-K filed with the SEC on May 9, 2017).
†10.33	Notice of Grant of Stock Option with Michael Rumbolz, dated February 13, 2016 (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on February 16, 2016).
†10.34	Form of Notice of Stock Option Award and Stock Option Award Agreement for Michael Rumbolz (effective August 30, 2010) (incorporated by reference to Exhibit 10.3 of Everi Holdings' Current Report on Form 8-K filed with the SEC on September 2, 2010).
10.35	Second Amendment to Credit Agreement, dated May 17, 2018, among Everi FinTech, Everi Holdings, the subsidiary guarantors party thereto, the lenders party thereto and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on May 17, 2018).
†10.36	First Amendment to Amended and Restated Employment Agreement with Michael Rumbolz (effective February 1, 2019) (incorporated by reference to Exhibit 10.40 of Everi Holdings' Annual Report on Form 10-K filed with the SEC on March 12, 2019).
†10.37	Notice of Grant of Restricted Stock Units (Time-Based) under the 2014 Equity Incentive Plan for Michael Rumbolz (effective February 1, 2019) (incorporated by reference to Exhibit 10.41 of Everi Holdings' Annual Report on Form 10-K filed with the SEC on March 12, 2019).
†10.38	Employment Agreement with Dean A. Ehrlich (effective January 1, 2017) (incorporated by reference to Exhibit 10.1 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on May 9, 2018).
†10.39	Form of Deferred Restricted Stock Units Agreement for Non-Employee Directors under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.40	Form of Notice of Grant of Deferred Restricted Stock Units for the Non-Employee Directors under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).

Exhibit Number	Exhibit Description
†10.41	Form of Deferred Restricted Stock Units Agreement for Non-Employee Directors under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.42	Form of Notice of Grant of Deferred Restricted Stock Units Agreement for Non-Employee Directors under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.43	Form of Restricted Stock Units Agreement under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.44	Form of Notice of Grant of Restricted Stock Units (Performance-Based) for Executives under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.45	Form of Notice of Grant of Restricted Stock Units (Time-Based) under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.46	Form of Notice of Grant of Restricted Stock Units (Time-Based) for Executives under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 7, 2018).
†10.47	Form of Indemnification Agreement between Everi Holdings and each of its executive officers and directors (incorporated by reference to Exhibit 10.2 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on May 7, 2019).
†10.48	Form of Notice of Grant of Restricted Stock Units (Performance-Based) for Executives under the Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on August 6, 2019).
10.49	Third Amendment to Credit Agreement, dated December 12, 2019, among Everi FinTech, Everi Holdings, the subsidiary guarantors party thereto, the lenders party thereto and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 1.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on December 17, 2019).
†10.50	Fourth Amendment to Credit Agreement, dated April 21, 2020, among Everi Payments Inc., as borrower, Everi Holdings Inc., as parent, the subsidiary guarantors party thereto, the lenders party thereto, and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on April 21, 2020).
†10.51	Term Loan Credit Agreement, dated April 21, 2020, among Everi Payments Inc., as borrower, Everi Holdings Inc., as parent, the lenders party thereto, and Jefferies Finance LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 of Everi Holdings' Current Report on Form 8-K filed with the SEC on April 21, 2020).
†10.52	Form of Notice of Grant of Restricted Stock Units (Time-Based) for Cliff Vesting under the Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.53	Form of Notice of Grant of Restricted Stock Units (Time-Based) for Cliff Vesting for Executives under the Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.54	Form of Notice of Grant of Restricted Stock Units (Time-Based) for Executives under the Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).

Exhibit Number	Exhibit Description
†10.55	Second Amendment to the Amended and Restated Employment Agreement with Michael D. Rumbolz (effective April 1, 2020) (incorporated by reference to Exhibit 10.6 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.56	Notice of Grant of Restricted Stock Units (Time-Based) under the Amended and Restated 2014 Equity Incentive Plan for Michael D. Rumbolz (effective April 1, 2020) (incorporated by reference to Exhibit 10.7 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.57	Amended and Restated Employment Agreement with Randy L. Taylor (effective April 1, 2020) (incorporated by reference to Exhibit 10.8 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.58	Notice of Grant of Restricted Stock Units (Time-Based) under the Amended and Restated 2014 Equity Incentive Plan for Randy L. Taylor (effective April 1, 2020) (incorporated by reference to Exhibit 10.9 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.59	Amended and Restated Employment Agreement with David J. Lucchese (effective April 1, 2020) (incorporated by reference to Exhibit 10.12 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.60	First Amendment to Employment Agreement with Dean A. Ehrlich (effective April 1, 2020) (incorporated by reference to Exhibit 10.13 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.61	Employment Agreement with Mark F. Labay (effective April 1, 2020) (incorporated by reference to Exhibit 10.14 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
†10.62	Employment Agreement with Darren D.A. Simmons (effective January 1, 2019) (incorporated by reference to Exhibit 10.15 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June
†10.63	First Amendment to Employment Agreement with Darren D.A. Simmons (effective April 1, 2020) (incorporated by reference to Exhibit 10.16 of Everi Holdings' Quarterly Report on Form 10-Q filed with the SEC on June 2, 2020).
+10.64	First Amendment to Sponsorship Agreement (effective March 11, 2013) between Prosperity Bank, successor by merger to American State Bank, and Everi FinTech (incorporated by reference to Exhibit 10.60 of Everi Holdings' Annual Report on Form 10-K filed on March 15, 2021).
+10.65	Second Amendment to Sponsorship Agreement (effective September 10, 2013) between Prosperity Bank, successor by merger to American State Bank, and Everi Fin Tech (incorporated by reference to Exhibit 10.61 of Everi Holdings' Annual Report on Form 10-K filed on March 15, 2021).
10.66	Third Amendment to the Sponsorship Agreement (effective October 31, 2014) between Prosperity Bank, successor by merger to American State Bank, and Everi FinTech (incorporated by reference to Exhibit 10.62 of Everi Holdings' Annual Report on Form 10-K filed on March 15, 2021).
†10.67	Executive Chairman Agreement with Michael D. Rumbolz (effective April 1, 2022) (incorporated by reference to Exhibit 10.68 of Everi Holdings' Annual Report on Form 10-K filed on March 1, 2022).
†10.68	Employment Agreement with Randy L. Taylor (effective April 1, 2022) (incorporated by reference to Exhibit 10.69 of Everi Holdings' Annual Report on Form 10-K filed on March 1, 2022).
10.69	Fourth Amendment to the Sponsorship Agreement (effective February 1, 2022) between Prosperity Bank, successor by merger to American State Bank, and Everi FinTech (incorporated by reference to Exhibit 10.70 of Everi Holdings' Annual Report on Form 10-K filed on March 1, 2023).

Exhibit Number	Exhibit Description
†10.70	Executive Chair Agreement with Michael D. Rumbolz (effective April 1, 2023) (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on April 3, 2023).
10.71	First Amendment to Credit Agreement, dated June 23, 2023, among Everi Holdings Inc., as borrower, and Jefferies Finance LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Everi Holdings' Current Report on Form 8-K filed with the SEC on June 29, 2023).
†10.72	Everi Holdings Inc. Amended and Restated 2014 Equity Incentive Plan dated May 22, 2024 (incorporated by reference to Exhibit 10.1 to Everi Holdings Inc.'s Current Report on Form 8-K filed with the SEC on May 23, 2024).
+#10.73	Separation and Sale Agreement, dated as of July 26, 2024, by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc., and Voyager Parent, LLC. (incorporated by reference to Exhibit 10.1 to Everi Holdings Inc.'s Current Report on Form 8-K filed with the SEC on July 26, 2024).
+#10.74	Support Agreement, dated as of July 26, 2024, by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc., De Agostini S.p.A., and Voyager Parent, LLC. (incorporated by reference to Exhibit 10.2 to Everi Holdings Inc.'s Current Report on Form 8-K filed with the SEC on July 26, 2024).
16.1	Letter to Securities and Exchange Commission from BDO USA, LLP, dated March 9, 2023 (incorporated by reference to Exhibit 16.1 of Everi Holdings' Current Report on Form 8-K (filed on March 9, 2023).
16.2	Letter to Securities and Exchange Commission from Ernst & Young, LLP, dated May 31, 2024 (incorporated by reference to Exhibit 16.1 of Everi Holdings' Current Report on Form 8-K (filed on May 31, 2024).
*19.1	Insider Trading Policy
*21.1	Subsidiaries of Everi Holdings Inc.
*23.1	Consent of PricewaterhouseCoopers, LLP
*23.2	Consent of Ernst & Young, LLP
*23.3	Consent of BDO USA, P.C.
*24.1	Power of Attorney (included on signature page).
*31.1	Certification of Randy L. Taylor, President and Chief Executive Officer of Everi Holdings in accordance with Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Mark F. Labay, Chief Financial Officer of Everi Holdings in accordance with Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**32.1	Certification of the Chief Executive Officer and Chief Financial Officer of Everi Holdings in accordance with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Rule 10D-1 Clawback Policy (incorporated by reference to Exhibit 97.1 of Everi Holdings' Annual Report on Form 10K filed on February 29, 2024)
*101.INS	XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
*101.SCH	Inline XBRL Taxonomy Extension Schema Document.

Exhibit Number	Exhibit Description
*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
*104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (included as Exhibit 101).

* Filed herewith.

** Furnished herewith.

† Management contracts or compensatory plans or arrangements.

Certain information was redacted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

+ Portions of the exhibit have been omitted pursuant to the rules and regulations of the SEC.

Item 16. Form 10-K Summary.

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 3, 2025		EVERI HOLDINGS INC.
(Date)		(Registrant)
	By:	/s/ TODD A. VALLI
		Todd A. Valli
		Senior Vice President, Chief Accounting Officer (For the Registrant and as Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Randy L. Taylor, Mark F. Labay, and Todd A. Valli and each of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ RANDY L. TAYLOR	President and Chief Executive Officer and Director	March 3, 2025
Randy L. Taylor	(Principal Executive Officer)	
/s/ MARK F. LABAY	Executive Vice President, Chief Financial Officer	March 3, 2025
Mark F. Labay	(Principal Financial Officer) and Treasurer	
/s/ TODD A. VALLI	Senior Vice President, Chief Accounting Officer	March 3, 2025
Todd A. Valli	(Principal Accounting Officer)	
/s/ MICHAEL D. RUMBOLZ	Executive Chair of the Board	March 3, 2025
Michael D. Rumbolz	Director	
/s/ ATUL BALI	Lead Independent Director	March 3, 2025
Atul Bali		
/s/ GEOFFREY P. JUDGE	Director	March 3, 2025
Geoffrey P. Judge		
/s/ LINSTER W. FOX	Director	March 3, 2025
Linster W. Fox		
/s/ MAUREEN T. MULLARKEY	Director	March 3, 2025
Maureen T. Mullarkey		
/s/ SECIL TABLI WATSON	Director	March 3, 2025
Secil Tabli Watson		
/s/ PAUL FINCH	Director	March 3, 2025
Paul Finch		
/s/ DEBRA L. NUTTON	Director	March 3, 2025
Debra L. Nutton		